Form 20-F
period 2002-12-31
NOVATEL INC
filed 2003-04-01
CIK 1027539

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29004

NOVATEL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

1120 – 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Shares

(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: NONE

At December 31, 2002, Registrant had outstanding 7,684,815 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

☒ Yes                  ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow.

☐ Item 17                        ☒ Item 18

The dollar amounts presented in this Annual Report on Form 20-F are in Canadian currency unless otherwise noted (CDN$1 = US$0.6762 on March 20, 2003), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, “Item 3 - Key Information, Selected Financial Data.” The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon the Company’s financial statements and, more particularly, income (loss) applicable to share equity and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements.

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects and the impact of industry consolidations, together with the other risks and uncertainties described under “Item 3 – Key Information, Risk Factors” in Part I of this Annual Report.

PART I

Item 1              Identity of Directors, Senior Management, Advisers

Not applicable

Item 2              Offer Statistics and Expected Timetable

Not applicable

Item  3           Key Information

NovAtel designs, markets and supports a broad range of products which determine precise geographic locations using the Global Positioning System (“GPS”). NovAtel’s GPS products are used principally for applications in high-end markets such as the surveying, geographic information systems (“GIS”), aviation, unmanned vehicles, marine, mining and machine control, agriculture and precise timing markets, rather than for applications in low-end markets such as the vehicle navigation and consumer/cellular markets.  Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its subsidiary, Mezure, Inc. and joint venture, Point, Inc.

A.                                    Selected Financial Data

(a)                                  Summary Financial Information

The following table sets forth selected financial data of the Company for the periods indicated. The selected financial data for the years ended December 31, 2000, 2001 and 2002 have been derived from the Company’s audited consolidated financial statements, which appear elsewhere in this Annual Report. The selected financial data for the years ended December 31, 1998 and 1999 have been derived from the Company’s audited consolidated financial statements, not included in this Annual Report. The following unaudited summary financial information, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The table sets forth, in Canadian dollars and U.S. dollars, the selected financial data as prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Statement of Operations Data(1):
Revenues:
Product sales	$21,468	$23,363	$23,980	$23,241	$27,255
NRE fees	99	863	863	4,996	6,179
Total revenues	21,567	24,226	24,843	28,237	33,434

Cost of sales:
Cost of product sales	8,629	12,096	10,360	10,730	12,020
Cost of NRE fees	45	550	482	2,542	4,055
Total cost of sales	8,674	12,646	10,842	13,272	16,075

Gross profit	12,893	11,580	14,001	14,965	17,359

Operating expenses:
Research and development	8,234	6,902	8,161	6,827	5,519
Selling and marketing	4,621	3,925	4,527	3,859	5,717
General and administration	3,561	2,783	3,661	4,170	4,433
Total operating expenses	16,416	13,610	16,349	14,856	15,669

Operating income (loss)	(3,523)	(2,030)	(2,348)	109	1,690

Interest income, net	212	374	319	138	84
Other expense	(236)	(204)	(769)	(124)	(200)

Income (loss) from continuing operations – before income taxes	(3,547)	(1,860)	(2,798)	123	1,574

Provision for income taxes	87	123	13	13	77

Net income (loss) from continuing operations	(3,634)	(1,983)	(2,811)	110	1,497

Net income from discontinued operations	1,304	949	16	—	—
Net income (loss)	$(2,330)	$(1,034)	$(2,795)	$110	1,497

Net income (loss) per share (basic):
Continuing operations	$(0.47)	$(0.26)	$(0.37)	$0.01	$0.19
Discontinued operations	0.17	0.13	0.01	—	—
Net income (loss) per share	$(0.30)	$(0.13)	$(0.36)	$0.01	$0.19
Weighted average shares outstanding (basic)	7,673	7,674	7,676	7,690	7,681

Net income (loss) per share (diluted):
Continuing operations	$(0.47)	$(0.26)	$(0.37)	$0.01	$0.19
Discontinued operations	0.17	0.13	0.01	—	—
Net income (loss) per share	$(0.30)	$(0.13)	$(0.36)	$0.01	$0.19
Weighted average shares outstanding (diluted)	7,673	7,704	7,816	7,704	7,824

Footnotes appear on pages 4-9

	Year Ended December 31,
	2001	2002
	(in thousands, except per share data)
(US$ equivalent)(2)

Revenues:
Product sales	$15,716	$18,430
NRE fees	3,378	4,178
Total revenues	19,094	22,608

Cost of sales:
Cost of product sales	7,256	8,128
Cost of NRE fees	1,719	2,742
Total cost of sales	8,975	10,870

Gross profit	10,119	11,738

Operating expenses:
Research and development	4,616	3,732
Selling and marketing	2,609	3,866
General and administration	2,820	2,997
Total operating expenses	10,045	10,595

Operating income	74	1,143

Interest income, net	93	57
Other expense	(84)	(136)
Income from continuing operations before income taxes	83	1,064

Provision for income taxes	9	52
Net income from continuing operations	74	1,012

Net income from discontinued operations	—	—
Net income	$74	$1,012

Net income per share (basic):
Continuing operations	$0.01	$0.13
Discontinued operations	—	—
Net income per share	$0.01	$0.13
Weighted average shares outstanding (basic)	7,690	7,681

Net income per share (diluted):
Continuing operations	$0.01	$0.13
Discontinued operations	—	—
Net income per share	$0.01	$0.13
Weighted average shares outstanding (diluted)	7,704	7,824

	December 31,					US$ Equivalent December 31, 2002(2)
Balance Sheet Data(1):	1998	1999	2000	2001	2002
(Canadian $)	(in thousands)

Working capital	$8,123	$13,957	$11,279	$12,284	$14,372	$9,718
Total assets	29,460	29,204	28,830	27,821	30,890	20,888
Bank advances	—	—	—	—	—	—
Long-term liabilities	922	549	307	253	98	66
Total shareholders’ equity	22,786	21,752	18,969	19,086	20,547	13,894

(1)                                  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows ($ thousands):

i) Revenue Recognition

In December 1999, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its revenue recognition policies are in accordance with the guidance provided in SAB 101.

ii) Deferred Development Costs

In the year ended December 31, 2002, the Company deferred $125 of development costs ($4 in 2001, $757 in 2000, $1,275 in 1999 and $528 in 1998) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2002, the Company amortized $57 of deferred development costs ($36 in 2001, $nil in 2000, 1999 and 1998) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the period when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

iii) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  The adoption of these accounting standards would not have had a material effect on the Company’s financial position and results of operations for the years ended December 31, 2002 and December 31, 2001.

Prior to 2001, as required under U.S. GAAP, the Company would have recorded these financial instruments at fair value at the ending date of each reporting period, resulting in an additional loss of $21 in 2000, additional income of $329 in 1999 and an additional loss of $308 in 1998.

iv) Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. and its 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, during 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure, Inc. from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder’s equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

v) Income Taxes

Effective January 1, 2000, the Company adopted the liability method of income tax accounting for Canadian GAAP, which is consistent with the accounting required under U.S. principles.  In 1999 and prior years, the Company accounted for income taxes for Canadian GAAP under the deferral method.  In 1999 and prior years, under U.S. principles, deferred income taxes would be recognized, at enacted rates, to reflect the future effects of tax carryforwards and temporary differences arising between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date.

If U.S. GAAP had been followed in 1999 and prior years, the Company would also have recorded the tax benefits attributable to the estimated Canadian net operating loss carryforwards, research and development costs and unutilized investment tax credits and U.S. net operating loss carryforwards, available to offset future taxable income, subject to certain limitations.  However, the Company would also have established a full valuation allowance against the calculated tax benefits, since it was uncertain whether any of these tax benefits would have been realized.  As no significant income taxes were payable other than large corporation tax, and as a full valuation allowance would have been recorded against the deferred tax assets as determined under U.S. GAAP, this difference between Canadian and U.S. GAAP had no effect on the Company’s consolidated financial statements presented herein.

vi) Comprehensive Income

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded a loss of $49 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the year ended December 31, 2002 ($1 income in 2001, $nil in 2000, 1999 and 1998).

vii) New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company’s financial statements.

In August 2001, the FASB approved for issuance SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years commencing after December 15, 2001.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing, standard, SFAS 121 and the accounting and reporting provisions of APB Opinion 30.  The adoption of SFAS 144 would not have had a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued.  It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002.  Adoption of these provisions will not have a material impact on the Company’s financial position or results of operations.

In January 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

The following standards issued by the FASB do not impact the Company:

•                       Statement No. 145 – “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial  statements issued on or after May 15, 2002;

•                       Statement No. 146 – “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

•                       Statement No. 147 – “Acquisitions of Certain Financial Institutions – an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

•                       Interpretation No. 46 – “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

viii) Summary of the Differences between Canadian and U.S. GAAP

The effects of the above-noted differences between U.S. and Canadian GAAP produces the following differences on the presented statement of operations data:

	1998	1999	2000	2001	2002

Net income (loss) from continuing operations – Canadian GAAP	$(3,634)	$(1,983)	$(2,811)	$110	$1,497
Adjustments to U.S. GAAP
Deferred development costs	(528)	(1,275)	(757)	(4)	(125)
Amortization of deferred development costs	—	—	—	36	57
Fair value of financial instruments	(308)	329	(21)	1	—
Gain on dilution of equity interest in Mezure, Inc.	—	—	—	—	(121)
Write off of Mezure, Inc. development related costs	—	—	—	(231)	—
Net income (loss) from continuing operations – U.S. GAAP	$(4,470)	$(2,929)	$(3,589)	$(88)	$1,308

Net income (loss) from discontinued operations – Canadian GAAP	$1,304	$949	$16	$—	$—

Net income (loss) – U.S. GAAP	$(3,166)	$(1,980)	$(3,573)	$(88)	$1,308

Net income (loss) per share as computed under Canadian and U.S. GAAP is as set forth below for the following periods:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Net income (loss) per share from continuing operations

Canadian GAAP – basic	$(0.47)	$(0.26)	$(0.37)	$0.01	$0.19

U.S. GAAP – basic	$(0.58)	$(0.38)	$(0.47)	$(0.01)	$0.17

Canadian GAAP – diluted	$(0.47)	$(0.26)	$(0.37)	$0.01	$0.19

U.S. GAAP – diluted	$(0.58)	$(0.38)	$(0.47)	$(0.01)	$0.17

	Year Ended December 31,
	1998	1999	2000	2001	2002
Net income (loss) per share

Canadian GAAP – basic	$(0.30)	$(0.13)	$(0.36)	$0.01	$0.19

U.S. GAAP – basic	$(0.41)	$(0.26)	$(0.47)	$(0.01)	$0.17

Canadian GAAP – diluted	$(0.30)	$(0.13)	$(0.36)	$0.01	$0.19

U.S. GAAP – diluted	$(0.41)	$(0.26)	$(0.47)	$(0.01)	$0.17

The reconciliation of the selected consolidated financial data between U.S. and Canadian GAAP produces the following differences on the presented balance sheet data:

	Year Ended December 31,
	1998	1999	2000	2001	2002

Total Assets

Canadian GAAP	$29,460	$29,204	$28,830	$27,821	$30,890

Adjustments to U.S. GAAP
Deferred development costs	(528)	(1,803)	(2,560)	(2,528)	(2,596)
Fair value of financial instruments.	—	21	(1)	—	—
Write off of Mezure, Inc. development costs	—	—	—	(231)	(192)
U.S. GAAP	$28,932	$27,422	$26,269	$25,062	$28,102

Total Shareholders’ Equity

Canadian GAAP	$22,786	$21,752	$18,969	$19,086	$20,547

Adjustments to U.S. GAAP
Deferred development costs	(528)	(1,803)	(2,560)	(2,528)	(2,596)
Fair value of financial instruments	(308)	21	(1)	—	—
Write off of Mezure, Inc. development costs	—	—	—	(231)	(192)

U.S. GAAP	$21,950	$19,970	$16,408	$16,327	$17,759

(2)                                  Canadian dollar amounts for all years presented have been translated into U.S. dollars solely for the convenience of the reader at the rate of US$0.6762 per CDN$1.00, which was the exchange rate as of March 20, 2003. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

(b)                                 Canadian and U.S. Dollar Exchange Rate.

The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the indicated period and the exchange rates at the end of the indicated period for one Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	U.S. Dollars Per Canadian Dollar

	Year Ended December 31,
	1998	1999	2000	2001	2002
Average	$0.6740	$0.6730	$0.6732	$0.6457	$0.6368

High	0.7105	0.6925	0.6969	0.6697	0.6619

Low	0.6341	0.6535	0.6410	0.6241	0.6200

Period end	0.6504	0.6888	0.6669	0.6267	0.6329

	Month Ended
	September 2002	October 2002	November 2002	December 2002	January 2003	February 2003
High	$0.6433	$0.6407	$0.6440	$0.6461	$0.6570	$0.6720

Low	0.6304	0.6272	0.6288	0.6329	0.6349	0.6530

On March 20, 2003, the exchange rate was US$0.6762 per CDN$1.00.

(c) Dividends

The Company has not paid any cash dividends since its inception. The Board of Directors may pay cash dividends in the foreseeable future, but intends to retain the majority of earnings, if any, for use in its business operations.

B.                                    Capitalization and Indebtedness

Not applicable

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable

D.                                    Risk Factors

In addition to the other information set forth in this Annual Report, the following risk factors should be considered carefully in evaluating the Company. This Annual Report contains certain forward-looking statements and intentions. The cautionary statements made in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report. The Company’s actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Annual Report.

Periodic Fluctuations in Results of Operations

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including timing of major contracts, operating results of subsidiaries and joint ventures, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Shipments under a major contract could result in unusually high revenue levels when compared to revenues in other periods.  For example, revenue from the European Geostationary Navigation Overlay System (“EGNOS”) program  accounted for 2.8% of  total revenue in 2002 compared to 10.2% in 2001.

Revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, operating results of joint ventures and subsidiaries, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company’s revenues could be adversely affected. Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs. As revenues derived from sales of WAAS and similar receivers decrease as a percentage of total revenues, gross margin percentage will be adversely affected as these sales generally have higher gross margin percentages. The Company’s OEM products typically have higher gross margins than the sale of survey products by Point, Inc., and, consequently, the sale of survey products through Point could adversely affect the Company’s gross margins as a percentage of revenue.  A shortfall from anticipated revenue could adversely affect results of operations and income (loss) per share. In addition, if the Company were to receive a major contract, it would likely increase its expenditures to support such a contract. If revenue from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company’s results of operations could be adversely affected. See “Item 5 – Operating and Financial Review and Prospects, Operating Results.”

The Company sells GPS receivers to Point, Inc. (“Point”), which incorporates these receivers into surveying systems that are in turn sold through the Sokkia Co., Ltd. (“Sokkia”) distribution channels and through independent dealers and distributors.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point.  Point is subject to similar types of risks as the Company.  There can be no assurance that Point’s operations may not have a material adverse effect on the Company’s business, financial condition and results of operations.  (See further discussion below).

Expansion and Development of New Distribution Channels

The Company sells its OEM products directly to OEM customers and through strategic relationships.  The Company expects to continue to utilize these relationships to sell to companies that will incorporate the Company’s products into their products and services. Accordingly, the success of the Company will be dependent in large part on its ability to continue its existing relationships and develop new OEM and other third party relationships.

The Company cannot predict nor control the extent to which its distribution network will be successful in marketing products incorporating the Company’s products. A material loss of any of the Company’s OEM customers or strategic partners, either as a result of competitive products offered by other companies or products developed internally by these OEM customers and strategic partners, or their inability to penetrate their respective market segments, could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the Company can continue to attract OEM customers, dealers and strategic partners and any inability to do so could materially adversely affect the Company’s business, financial condition and results of operations.

In the surveying market the Company’s products currently are sold to Point which integrates them into survey products sold by Sokkia through its worldwide distribution system and through other independent dealers and distributors.  There can be no assurance that Sokkia will be successful in distributing GPS survey products.

The Company plans to continue expanding its distribution channels. There can be no assurance that such expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company’s sales and marketing organization will be able to successfully compete against the more extensive and well-funded sales and marketing operations of many of the Company’s current or potential competitors. The Company’s inability to manage effectively its distribution expansion could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 – Information on the Company, Business Overview - Sales, Marketing and Distribution.”

Acquisition and Integration of New Businesses

On February 11, 2003, the Company announced the signing of a Memorandum of Understanding (“MOU”) with CMC Electronics Inc. to acquire CMC Electronics’ Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the Company’s total addressable market in core segments and should also create entry points into new vertical markets, such as timing and marine.  The target date for the actual transfer of the business is early April 2003.

Based on the MOU, the Company expects the purchase price of the CMC Electronics’ GPS OEM product line to be comprised of approximately $130,000 at closing and $600,000 payable over time as a royalty on revenue generated by this business.  The Company’s inability to effectively integrate the product development, marketing, production and the distribution of CMC Electronics’ GPS OEM  product line could have a material adverse effect on the Company’s business, financial condition and results of operations.

Dependence on New Products

Although the Company expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products, there can be no assurance that such new products or product enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any inability on the part of the Company to successfully define, develop and introduce new products and product enhancements may materially adversely affect the Company’s growth potential and results of operations. In addition, development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that the Company will achieve timely initial customer shipments of new products. The timely availability of these products in the market place and their acceptance by customers are important to the future success of the Company. The Company has previously experienced delays in shipping certain of its products and any future delays, whether due to manufacturing delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval, or otherwise, could adversely affect customer acceptance of the Company’s products and have a material adverse effect on the Company’s business, financial condition and results of operations. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company’s existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing the Company’s products until the Company’s or their competitor’s new products become available. In addition, certain of the Company’s products are subject to governmental and similar certifications before they can be sold. Any inability or delay in obtaining such certifications could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 – Information on the Company, Business Overview – Research and Development.”

Discontinuance of Older Products

As the Company develops newer products, many of the Company’s older products will reach their end of life.  As the Company discontinues the manufacturing and sale of these older products, the Company must manage the liquidation of inventory, supplier commitments and customer expectations.  If the Company were unable to properly manage the discontinuation of these older products, it could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition; Pricing Pressures

The Company believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the performance, quality and price of the Company’s and its competitors’ products, the timing and success of new product introductions by the Company, its OEM customers and its competitors, the emergence of new GPS technologies and competing technologies, the development of technological innovations, the efficiency of production, the rate at which the Company’s OEM customers incorporate the Company’s products into their products, the number and nature of the Company’s competitors in a given market, the assertion of intellectual property rights and general market and economic conditions. Depending on market segments, the Company faces competition from other GPS suppliers such as Trimble Navigation Limited, Thales Group, Topcon Positioning Systems, Javad Navigation Systems, Leica Geosystems, NavComm Technologies and Allan Osborne Associates. In addition, the Company faces competition from large, established companies that participate in the GPS markets such as Rockwell Corporation.

The Company expects competition to continue to intensify from various larger domestic and international competitors and new market entrants, some of which may be current Company customers, as they begin to offer products, services or systems which compete with the Company’s products. There can be no assurance that the Company’s current or future competitors, many of whom, individually or together with their corporate parents, have substantially greater financial resources, research and development resources, greater distribution, marketing and other capabilities than the Company, will not apply these resources and capabilities to compete successfully against the Company. A number of the markets in which the Company sells its products are also served by non-GPS technologies, some of which are currently more widely accepted and less expensive than GPS-based systems. The success of GPS-based systems against these competing technologies depends in part upon whether GPS systems can offer significant improvements in productivity, accuracy and reliability in a cost-effective manner. The Company believes that its ability to compete successfully in the future against existing and additional competitors will depend largely on its ability to combine technologies, systems and products with significantly differentiated features compared to currently available products, with a high level of customer support. There can be no assurance that the Company will be able to successfully implement this strategy. The Company also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established systems providers and industry leaders such as CMC Electronics and Sokkia.  The Company’s failure to form and maintain such relationships, or the preemption of such relationships by the actions of the Company’s GPS competitors, could adversely affect the Company’s ability to penetrate emerging GPS markets. In addition, prices of the Company’s products have declined since their introduction due to competitive pressure. There can be no assurance that competitive pressures will not further result in decreased prices and lower margins for the Company’s products. Such price and margin decreases could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 – Information on the Company, Business Overview – Competition.”

Competition; Industry Consolidation

The GPS industry has been going through a consolidation phase over the past several years.  GPS companies have been selecting strategic partners to merge, acquire or form joint businesses in an effort to remain cost competitive and meet customer requirements.  The Company’s formation of Point, a joint venture with Sokkia, one of the largest survey companies in the world, is an example of the consolidation occurring in the GPS industry.  Since 2000, the GPS industry has witnessed the joining of Trimble Navigation Limited with Spectra-Precision, Topcon with Javad Positioning Systems (JPS), now known as Topcon Positioning Systems, and Racal Avionics Ltd. with Thomson-CSF, now known as Thales Group (“Thales”).  In July 2001, Thales acquired Magellan Corporation who had previously merged with Ashtech, Inc.  This consolidation phase will continue for the foreseeable future resulting in fewer, but larger companies.  Industry consolidation, by creating stronger and larger potential competitors, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Uncertain Market Development

The Company currently addresses the following markets for the application of GPS technology: surveying and GIS, aerospace, agriculture, precise timing, marine, unmanned vehicles, mining and machine control.  Although the Company believes that these markets have growth potential for sales of GPS products, there can be no assurance that such markets will continue to develop, particularly given that GPS-based systems are still in an early stage of adoption in some of these markets, or that even if they develop, such markets will develop in a direction beneficial to the Company’s products or product positioning or in the time frame in which the Company expects to launch products for these markets.  Any development of these markets away from GPS technologies or the GPS products offered by the Company could have a material adverse effect on the Company’s growth potential and its business, financial condition and results of operations. The Company also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established systems providers and industry leaders. The Company’s failure to form and maintain such relationships, or the preemption of such relationships by the actions of the Company’s other GPS competitors, could adversely affect the Company’s ability to penetrate emerging GPS markets. In addition, the Company’s future growth will depend upon the timely development of the markets in which the Company currently competes, the Company’s ability to continue to identify and exploit new markets for its products, and the Company’s ability to open new channels of distribution for its existing and future products. Any inability on the part of the Company to effectively and efficiently exploit opportunities in new or emerging markets through successful product marketing, new and timely product introductions and product enhancements and establishing new distribution channels for its products could have a material adverse effect on the Company’s growth and business, financial condition and results of operations. Further, to the extent the Company builds inventory in anticipation of potential sales in a new market, the failure of that market to develop could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management of the Business

The Company’s ability to manage its business will be substantially dependent upon its ability to efficiently and effectively allocate resources to conduct research and development, product implementation, sales and marketing activities, financial management and customer support services. Accordingly, the Company’s future results of operations will depend on the continuing ability of its officers and other key employees to conduct business effectively and to improve the Company’s operations. The Company will need to continue to improve its operational, financial and management systems. There can be no assurance that the Company will be able to manage business shortfalls or expansion successfully, and any inability to do so would have a material adverse effect on the Company’s business, financial condition and results of operations. The Company must successfully manage research and development projects, the control of overhead expenses and inventories and the management and training of its employee base. The Company’s inability to manage these and other factors could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 6 - Directors, Senior Management and Employees.”

Dependence on Key Suppliers and Manufacturers

The Company believes there are a number of qualified vendors for most of the parts and components used in its products. However, several components are purchased from a single source. In many cases, despite the availability of multiple sources, the Company may select a single source in order to maintain quality control. Components for which the Company currently does not have multiple sources include application-specific integrated circuits manufactured to the Company’s proprietary design supplied by Arrow Electronics Canada Ltd., RF filters from Insight Components, Inc., microprocessors from Intel Corporation and duplexers from Comnav Engineering Inc.

The Company experienced significant production delays in the past caused by an insufficient supply of certain components. If the Company is unable to obtain a sufficient supply of its single source components from its current vendors, the Company may be required to obtain such components from alternative sources at higher prices and may experience a delay or interruption in product shipments, which could adversely affect the Company’s business, financial condition and results of operations and damage customer relationships until an alternative source can be obtained. The Company has received notices of last buy opportunities for certain components.  At this time, all last buy notices have been resolved by placing orders for parts, substituting alternate parts or scheduling the redesign of products to remove such parts prior to exhausting the existing supply.  The Company has taken steps to ensure adequate supply of these components and commenced product redesigns, as may be required.

Also, a significant increase in the price of one or more components could adversely affect the Company’s business, financial condition and results of operations. Although the Company has instituted vendor audit programs, there can be no assurance that the Company will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by the Company, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company currently relies on a primary subcontractor to manufacture the majority of its Circuit Card Assemblies (“CCA”).  There can be no assurance that the primary subcontractor will be able to manufacture the Company’s products in a timely and reliable manner. The failure by a subcontractor to manufacture the Company’s products in a timely and reliable manner could have a material adverse effect on the Company’s business, financial condition and results of operations.

Point, Inc.

The Company sells GPS receivers to Point which incorporates these receivers into surveying systems that are in turn partially sold through Sokkia’s distribution channels and through independent dealers and distributors.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point.  Point is subject to similar types of risks as the Company.

As of December 31, 2002, the Company and Sokkia have collectively loaned Point US$4,830,000, the Company’s share being US$2,367,000.  The loans are secured by the assets of Point.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point with the Company’s share being US$407,000.  In addition, the Company and Sokkia provided US$1,500,000 in equity financing to Point.  The Company’s share of the equity financing was US$735,000 and the Company equity interest in Point remained at 49%.

Point is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2002, would be approximately $900,000, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point.  The financial statements contained herein do not reflect any adjustments that would be required if Point’s operations were discontinued.

The Company is disappointed in the operating performance of Point particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point’s management and Sokkia to improve the operating results of Point.  However, there can be no assurance that the Company will be successful in these efforts.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. (“Mezure”).  Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company owned a 74% controlling interest in Mezure.  In April 2002, the Company’s equity interest was diluted to approximately 70%.  Mezure is subject to similar types of risks as the Company.  In the latter part of 2002, the Company notified Mezure that it intended to limit future equity investment and financial support to Mezure and shift the focus of its relationship with Mezure to one of a supplier of products, as opposed to one of equity ownership.  As a result, Mezure would be required to obtain additional external financing, which would dilute the Company’s equity interest in Mezure.  If Mezure were unable to obtain adequate external financing, it may decide to discontinue its operations.  On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors.  If Mezure were unable to continue operations, it is not expected to have a material adverse effect on the Company’s business, financial condition and results of operations.

Aviation Industry and Current World Events

In 2002, the Company had $10.5 million in revenue from the Aerospace and Defense market sector, a substantial portion of which was derived from sales to the aviation industry.  In the past 18 months, the aviation industry has experienced an economic slow down in response to activities arising from the events of September 11, 2001 in the United States.  In addition, as of December 31, 2002, the Company has deferred $2.6 million of costs related to the development of a certified aviation GPS receiver.  A protracted downturn in the aviation industry could result in a material adverse effect on the Company’s revenue from this market, the ability of the Company to recover the deferred development costs, and the Company’s financial condition and results of operations.

Concentration of Stock Ownership

As of March 17, 2003, CMC Electronics Inc. (“CMC Electronics”) owned approximately 58% of the outstanding Common Shares of the Company.  As a result, CMC Electronics is able to exercise significant influence over management of the business, including such matters as budgets, profitability, acquisitions and development of new markets.  In addition, the controlling interest by CMC Electronics has a significant effect on public securities market issues such as analyst coverage and stock price.

In April 2001, an investor group led by ONCAP L.P. (“ONCAP”) acquired control of CMC Electronics.  ONCAP is a CDN$400 million investment partnership established in December 1999 by Onex Corporation and several of Canada’s largest pension funds and financial institutions.  ONCAP is able to exercise significant influence over CMC Electronics, and therefore, the Company.

CMC Electronics, acting alone, is able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See “Item 7 — Major Shareholders and Related Party Transactions.”

Dependence on Key Personnel

The Company’s future success depends, in part, on its ability to attract and retain qualified technical, marketing, sales and management personnel. Competition for such personnel is intense and the number of persons with relevant experience, particularly in engineering, is limited. Any inability on the part of the Company to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect the Company’s business, financial condition and results of operations.  The Company currently has employment contracts with Werner Gartner, Executive Vice President and Chief Financial Officer and Patrick C. Fenton, Chief Technology Officer.  The Company does not maintain key man life insurance for any of its executive officers.

Reliance on Satellite Networks

The Company’s products rely on signals from GPS NAVSTAR and, to a lesser extent, GLONASS satellites. NAVSTAR satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. As of February 2003, there were 27 usable satellites, three more than the design requirement.  The satellites have a limited design life of between seven and 11 years and the satellites are also subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current usefulness of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Company’s business, financial condition and results of operations. Spare satellites have been launched to address these concerns.  There can be no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged.

Prior to May 21, 2000, the accuracy of GPS was reduced by the distortion of GPS signals as a result of Selective Availability (“SA”), which was controlled by the U.S. Department of Defense. Selective Availability was

the activated, intentional system-wide degradation of stand-alone GPS accuracy from approximately 25 meters to approximately 100 meters. The Department of Defense implemented SA in order to deny hostile forces accurate position, time and velocity information supplied by GPS. In certain military applications, classified devices are utilized to decode the SA degradation and return accuracies to their original levels. The Company has to date been able to design products that will reduce the degradation that can be caused by SA. Although the U.S. Government discontinued the use of SA effective May 21, 2000, there can be no assurance that the U.S. Government will not take further actions which would adversely affect the use of GPS. These actions could include various methods of degrading the system, rendering it inoperable or the re-implementation of SA by the U.S. Department of Defense in times of military action.  There can be no assurance that the Company would be able to design products to compensate for these further actions. In addition, to protect national security interests, various U.S. Government agencies have indicated their intention to limit or prohibit the use of techniques which compensate for SA and such limitations or prohibitions could have a material adverse effect on the Company’s business, financial condition and results of operations. Certain European government organizations have expressed concern regarding the susceptibility of GPS equipment to intentional or inadvertent signal interference. Such concern could translate into reduced demand for GPS products in certain geographic regions.

The European Community (EC) and European Space Agency (ESA) are completing plans to launch full-scale development of a new generation global navigation satellite system (“Galileo”). The Company has some involvement in Galileo definition activities; undertaking a study on high level User and Galileo Sensor Station receiver requirements for Thales Avionics Limited (France) (“Thales Avionics”).  Other initiatives include a contract from Public Works and Government Services Canada (“PW&GSC”) on receiver interoperability in Canada and a recent award for pre-development work on Ground Reference Receivers (“GRR”) involving specification, architecture and receiver software modelling for the GRR.  The Company expects to be involved in further Galileo receiver development activities in the future, once the EC and ESA have resolved political issues on Galileo project leadership. There can be no assurance that the Company will be able to design products to use Galileo.

Interference with the Reception of GPS Signals

GPS technology is dependent on the use of the radio frequency spectrum.  The assignment of spectrum is controlled by the International Telecommunications Union (“ITU”).  The Federal Communications Commission (“FCC”) and Industry Canada are responsible for the assignment of spectrum for non-government use in the United States and Canada, respectively, in accordance with ITU regulations.  Any ITU, FCC or Industry Canada reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of the Company’s products, which would, in turn, have a material adverse effect on the Company’s operating results.  In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of the Company’s products, which could result in a material adverse effect on the Company’s operating results.

On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposed rules for the operation of Ultra-Wideband (“UWB”) radio devices on an unlicensed basis in the frequency bands allocated to GPS.  A coalition of companies and trade associates, including various airline companies, the Air Transport Association of America and the U.S. GPS Industry Council, submitted a proposal for the regulation of UWB devices to the FCC in November 2001.  On February 14, 2002, the FCC approved the commercial use of UWB technology at conservative power limits.  The current standards of operation set limits on what radio frequencies UWB devices can be operating in, including avoiding those frequencies used by the military and companies that sell global positioning services.  As of January 2003, the FCC has upheld its ruling to allow the production of UWB devices with “conservative” power limits.  This may lead the way for a proliferation of personal wireless devices that would be manufactured and sold on the open market without licence requirements.  No restrictions on the density of these devices will be defined.  Therefore, it is possible that the GPS noise floor could be contaminated and rise by as much as 10 times the current level when operating in an area with a high density of operating UWB devices.  This degradation of the GPS signal-to-noise ratio would adversely affect the performance of the receivers.  The Company is adding additional Digital Signal Processing (“DSP”) algorithms to its next generation GPS receivers to enable tracking of weak GPS signals or continue to operate  in high noise floor environments.  If the FCC expands or changes the current UWB standards, UWB devices might cause interference with the reception of GPS signals.  Such interference could reduce demand for GPS products in the future.  Any resulting change in market demand for GPS products could have a material adverse effect on the Company’s financial results.

Risks Associated with Legal Proceedings

The Company is currently subject to several legal and administrative proceedings. The Company believes that it has meritorious defenses and claims with respect to these matters. There can be no assurance, however, that these proceedings can be resolved without the Company paying any damages or assessments. Any resolution of these legal and administrative proceedings which involves a judgment or finding against the Company could have a material adverse effect on the business, financial condition and results of operations of the Company.  See “Item 4 -  Information on the Company, Business Overview - Legal Proceedings.”

Patents and Proprietary Rights; Patent Litigation

The Company currently holds 21 U.S. patents and 29 related foreign patents which expire at various dates no earlier than November 28, 2010. The Company has also received a notice of allowance for one U.S. patent and the Company has numerous pending U.S. and foreign patent applications.  The Company currently licenses certain peripheral aspects of its technology from third parties. Although the Company believes that its patents and trademarks have value, there can be no assurance that the Company’s patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The Company believes its success will depend primarily upon the experience, creative skills, technical expertise and marketing and sales ability of its personnel. The value of the Company’s products relies substantially on the Company’s technical innovation in fields in which there are many current patent filings. The Company recognizes that as new patents are issued or are brought to the Company’s attention by the holders of such patents, it may be necessary for the Company to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become a significant expense of operations. The Company has received written notices from BTG USA Inc., U.S. Department of the Navy, Western Atlas International, Inc. and Michael Baker Corporation (GeoResearch Inc.) alleging patent infringement of their respective patents. No formal claim has been brought by any of the parties. The Company believes that it has valid defenses to these claims should formal proceedings be commenced. In protecting its intellectual property rights the Company has sent out letters to third parties regarding potential infringement, requesting that they enter into license agreements with the Company if they wish to continue using certain technologies. In response to one of these letters, a recipient claimed that the Company’s Narrow Correlator tracking technology patents were invalid. Such party subsequently agreed to withdraw its claim and entered into a license agreement for the use of the Company’s Narrow Correlator tracking technology. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable.

In November 1994, the Company commenced an action against Trimble Navigation Limited (“Trimble”) seeking relief and damages for an alleged infringement of the Company’s U.S. Patent No. 5,101,416 (the “Narrow Correlator patent”). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble’s U.S. Patent No. 5,390,207 (the “207 patent”). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company’s products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As at December 31, 2002, intangible assets included $492,000 related to the Company’s settlement agreement with Trimble.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of March 17, 2003, the Company has not provided for any impairment of these intangible assets.

See “Item 4 – Information on the Company, Business Overview - Research and Development and Patents, Trademarks and Licenses.”

Foreign Currency Exchange

Most of the Company’s revenues have been, and are likely to continue to be, realized in currencies other than the Canadian dollar, principally the U.S. dollar. A significant portion of the Company’s expenses, however, will be incurred in Canadian dollars. Accordingly, fluctuations in the exchange rates between the U.S. dollar and other foreign currencies and the Canadian dollar could have a material adverse effect on the Company’s results from operations. If the Canadian dollar increases in value relative to the U.S. dollar, the Company’s reported Canadian dollar revenues and net income may be materially and adversely affected. The Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar. There can be no assurance that the Company will be successful in such hedging activities.

Risks Associated with International Sales

The Company plans to continue to expand its international sales and marketing efforts.  There are a number of risks inherent in the Company’s international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect the Company’s international sales. There can be no assurance that such factors will not materially adversely affect the revenues from the Company’s future international sales and, consequently, the Company’s results of operations. In addition, revenues of the Company earned abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect the Company’s earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 – Information on the Company, Business Overview - Sales, Marketing and Distribution.”

Historical Losses

The Company had net losses in 1998, 1999, 2000 while in 1997, 2001 and 2002, the Company recorded net income. There can be no assurance that the Company will be profitable in the future.

Item 4              Information on the Company

A.                                    History and Development of the Company

NovAtel Inc. was incorporated in October 1978 under the Canada Business Corporations Act (“CBCA” or the “Act”). The Company’s principal executive offices are located at 1120 – 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, and its telephone number is (403) 295-4500.

Initially, the Company was engaged in several communication businesses. In 1992, the Company was reorganized and sold to Telexel Holding Limited, a Canadian corporation controlled by Horst J. Pudwill and Barbara Pudwill. The Company divested all of its non-GPS businesses in a series of transactions beginning in March 1994 and ending in August 1996. As a result of these divestitures, the Company now focuses exclusively on the GPS business.

On April 17, 1998, CMC Electronics Inc. (“CMC Electronics”) (formerly BAE SYSTEMS CANADA INC.) purchased approximately 58% of the Company’s total shares outstanding from the Company’s two principal shareholders.  On April 11, 2001, an investor group led by ONCAP L.P. (“ONCAP”) acquired control of the Company through the acquisition of CMC Electronics.

The various divested and discontinued businesses of the Company are accounted for as discontinued operations. Accordingly, the operating results of these discontinued businesses have been segregated from the operating results of the GPS business and reported as net income (loss) from discontinued operations in the Consolidated Financial Statements included elsewhere in this Annual Report. Financial results for the periods presented herein have been reclassified to conform to this presentation.

The Company’s principal capital expenditures over the last three years were $1.2 million in 2002, $937,000 in 2001 and $1.5 million in 2000 and were primarily for equipment for research and development, computer equipment and software and patents/trademarks.  The Company expects the capital expenditures of approximately $2.5 million in 2003 to be internally financed.

On July 20, 1999, the Company entered into an agreement with Sokkia to form a joint venture known as Point.  The ownership of Point is 51% Sokkia and 49% the Company.  The Company’s Custom Products Group, which was responsible for the development of survey products, was transferred to Point effective August 1, 1999.  In addition, Sokkia transferred in the former Sokkia Technology, Inc. organization which had been conducting advanced measurement solutions research and development for Sokkia.  Point provides Sokkia’s global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographical information systems (GIS), construction and construction machine control.  Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.

Point is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2002 after consideration of the effects of the proportionate consolidation of Point would be approximately $900,000 comprised primarily of working capital related items (see “Risk Factors”).

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. (“Mezure”).  Mezure was established in early 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired an additional 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company acquired a 74% controlling interest in Mezure and began consolidating Mezure’s financial results.  In April 2002, a third party investor converted $159 of notes payable into an additional 522 common shares of Mezure, which reduced the Company’s equity investment in Mezure from approximately 74% to 70%.  In the latter part of 2002, the Company notified Mezure that it intended to limit future equity investment and financial support to Mezure and shift the focus of its relationship with Mezure to one of a supplier of products, as opposed to one of equity ownership.  As a result, Mezure would be required to obtain additional external financing, which would dilute the Company’s equity interest in Mezure.  If Mezure were unable to obtain adequate external financing, it may decide to discontinue its operations. On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors.  If Mezure were unable to continue operations, it is not expected to have a material adverse effect on the Company’s business, financial condition and results of operations.

B.                                    Business Overview

General

NovAtel designs, markets and supports a broad range of products which determine precise geographic locations using the Global Positioning System (“GPS”). NovAtel’s GPS products are used principally for applications in high-end markets such as the surveying, geographic information systems (GIS), aviation, unmanned vehicles, marine, mining and machine control and agriculture markets, and precise timing, rather than for applications in low-end markets such as the vehicle navigation and consumer/cellular markets.

Industry Background

Precise determination of locations is a fundamental requirement for many human activities. GPS is used for a variety of purposes, including navigating, tracking, mapping, conducting geographical surveys and monitoring crop yield. With GPS technology, one receiver can provide all relevant positioning data 24 hours a day worldwide, which offers many advantages over traditional positioning systems. GPS is the most widely accepted and commercialized satellite navigation system in the world. It is based on signals provided by a minimum of 24 orbiting NAVSTAR satellites launched, funded and controlled by the U.S. Department of Defense. GLONASS, a similar system established by the former Soviet Union, is controlled and operated by the Russian Government. Other satellite navigation systems may be launched, for example, Galileo, in the future by government bodies, organizations such as the European Community or private corporations.

The major markets for GPS receiver systems include surveying, GIS, aviation, marine, mining and machine control, agriculture, timing, vehicle navigation and tracking and consumer/cellular applications markets, such as GPS-equipped mobile phones and personal computers. The vehicle navigation and consumer/cellular applications markets, which the Company refers to as the “low-end” markets, are characterized by high volume sales and competition among large consumer electronics companies. The remaining markets, which the Company refers to as the “high-end” markets, historically have been served by a limited number of smaller specialized GPS companies and require products with higher performance and accuracy and more advanced technology.

GPS positioning is based on a triangulation technique that precisely measures the distance from a GPS receiver to satellites which continuously transmit precisely timed radio signals. The GPS receivers calculate the distance by measuring the travel time of the satellite signal. Four satellites are required to compute the three dimensional position of the receiver. At any point in time, there are likely to be six to eight satellites in sight of a receiver. With more satellites in sight, a receiver can collect more data, thus making the calculations faster and more accurate.

The NAVSTAR satellites continuously transmit two signals on different frequencies, L1 and L2, from a distance of 16,000 miles above the earth. These signals are considerably weaker than an FM radio signal. The L1 signal carries a non-encrypted code and is freely available to all GPS receivers. It provides an accuracy of approximately 25 meters. However, to deny precise positioning to hostile forces, the U.S. Department of Defense was able to deteriorate the L1 signal with a measure called Selective Availability (“SA”), which reduced the positional accuracy for users of the non-encrypted L1 signal to approximately 100 meters.  The U.S. Government discontinued the use of SA in May 2000.  The L2 signal has an encrypted code, which is only accessible with a military decryption device that is controlled by the U.S. Department of Defense, and provides accuracies of about 15 meters. Accuracy is also limited by factors which influence the transmitted signal such as ionospheric conditions, multipath effects caused by reflecting objects, timing errors and other distortions. Some of these effects can be reduced by using the L2 signal with dual frequency receivers. Dual frequency receivers utilize the L1 and L2 signals from each satellite to estimate and virtually eliminate these distortions. The U.S. Government had previously announced that two new civilian signals would be added to GPS, the first of these to be available on new satellites scheduled to be launched in 2003.  In January 1999, the U.S. Government also announced a commitment of US$400 million to support the implementation of these new signals.  Budgetary decisions by the United States Congress may result in a funding shortage for these programs, which may in turn result in program delays.

Many users of GPS applications require much higher levels of accuracy than the system was originally designed to provide. To reach position accuracies between five meters and a few centimeters, a technique called differential GPS (“DGPS”) is used. One or more receivers are placed at a known location and continuously compare their calculated location coordinates with the known location coordinates to measure the GPS errors. The measurements done by these fixed base stations can either be transmitted to remote receivers in real-time or recorded over time and integrated later with the data collected by the mobile receivers.

Accuracy is just one of the important factors to the users of GPS products. Other factors include time to first fix, reacquisition time, resistance to multipath effects, receiver sensitivity, jamming resistance, data integrity and the rate at which positioning information is output. Chipsets and design kits are commercially available for companies to design and manufacture their own GPS receivers providing basic positioning data within three to five meters. Only a few, highly specialized GPS companies have the capabilities to develop and produce receivers that provide accuracies from one meter to the sub-centimeter level and show high levels of integrity in dynamic environments. Many applications in the surveying, GIS, aviation, marine, unmanned vehicles, mining and machine control, agriculture and precise timing markets require this level of performance and accuracy, as compared with the vehicle navigation and consumer/cellular applications.

Furthermore, new GPS applications and increasingly complex GPS systems are emerging, which will continue to require a high degree of accuracy combined with higher product performance by GPS receivers. In addition to these technological challenges, users of GPS receivers will continue to demand high reliability, ease of use, flexible integration and significant customer support.

The NovAtel Solution

NovAtel addresses the needs of the high-end GPS markets by offering advanced GPS products that can provide sub-centimeter level accuracy and that are small in size, provide significant computational power, maintain a high degree of reliability in dynamic environments and are easy to use and integrate into various applications. This is achieved through a unique combination of RF, VLSI and DSP design. The RF section provides very clean signal reception and filtering which reduces the effects of interference and noise on GPS signals. NovAtel’s high density, proprietary VLSI chips, together with the DSP section, provide signal processing together with range and position computation in real time with a high degree of speed and reliability. The Company’s innovative receiver designs also allow the Company to use a limited number of hardware platforms to offer a variety of GPS products, which serve multiple markets, through software enhancements. These designs facilitate shorter product development and production times, reduced manufacturing complexities and lower product costs. The Company also benefits from a strong reputation for providing quality products and superior customer support.

Strategy

The Company’s objective is to be a leading provider of precise global positioning and augmentation technologies.  This leadership position requires a substantial and continual investment in research and development and a commitment to excellent customer support.  The Company’s product focus in its chosen markets is directed towards the OEM customer.  These customers integrate the Company’s technology into their end products and solutions.  They require the Company’s assistance in accomplishing this integration and expect the Company’s continued commitment to improving their value and capabilities in the future.  These skills and expertise are applied to the following market areas:

Focus on Precision Positioning Markets.  The Company focuses on the precision GPS based markets, where customers demand high performance, accuracy and reliability. The Company believes that its technology combined with its commitment to research and development, position the Company well to compete in the precision GPS market. The Company has spent an average of approximately 24% of its total revenues on research and development in the last three years.  The Company believes the technology it has developed such as Narrow Correlator tracking technology, which is incorporated into most of the Company’s GPS products, has established the Company as a technological leader.  The Company’s research and development efforts are directed toward faster, lower cost and smaller precision GPS receivers that will be able to operate accurately under adverse conditions, such as dense foliage and highly dynamic environments.  In such environments, GPS may need assistance in acquiring a position.  The Company’s future development includes the integration of a number of other technologies that help in this acquisition, such as inertial technology and communications.

Continue to Expand Presence in Geomatics Sector.  The Geomatics sector is made up of surveying and GIS markets.  On July 20, 1999, the Company entered into an agreement with Sokkia to form a joint venture known as Point.  The ownership of Point is 51% Sokkia and 49% the Company.  The Company’s Custom Products Group, which was responsible for the development of survey products, was transferred to Point effective August 1, 1999.  In addition, Sokkia transferred in the Sokkia Technology, Inc. organization which had been conducting advanced measurement solutions research and development for Sokkia.  Point provides Sokkia’s global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographical information systems (GIS), construction and construction machine control.  Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.

Opportunities for Aerospace and Defense.  The Aerospace and Defense sector is made up of aviation, space and defense markets.  The Company has built a strong presence in ground based navigation aids.  Over the past several years, the Company has gained valuable experience supplying the ground reference receivers to the United States Federal Aviation Administration (“FAA”) Wide Area Augmentation System (“WAAS”), Japan’s Multi-Functional Transport Satellite-based Augmentation System (“MSAS”) and China’s Satellite Navigation Augmentation System (“SNAS”).  To date the Company has delivered more than 320 receivers to be installed at WAAS, MSAS and SNAS sites around the United States, Japan, China and Europe.  A similar GPS/GLONASS based navigation system is being developed in Europe known as European Geostationary Overlay System (“EGNOS”). Other countries planning WAAS or a similar system include Canada, Mexico, Australia, Chile, India and Korea.  The FAA has begun procurement activities for the Local Area Augmentation System (“LAAS”).  Principal bidders include Raytheon Company (Raytheon”), Honeywell Inc. (“Honeywell”) and Thales ATM, Inc. (“Thales ATM”).  The LAAS program is intended to complement the WAAS program and provide GPS precision approach and landing guidance at airports through the U.S. and worldwide.  Together these systems will function to supply users of the U.S. National Airspace System with seamless satellite-based navigation for all phases of flight. Recent vulnerability analysis by the FAA Volpe Centre has begun efforts to focus on GPS as a sole source of navigation, however, both WAAS and LAAS remain the backbone of future navigation in the U.S.

The certified GPS receiver jointly developed by the Company and CMC Electronics is now being integrated into Honeywell airborne systems and is also intended for Honeywell’s LAAS ground station program.  The Company is actively working with both Raytheon and Thales ATM  to develop a receiver, known as the LGF4 receiver, for their LAAS ground stations.

Build Special Applications Business.  The Special Applications sector is made up of  GPS component sales and associated engineering service revenue for marine, agriculture, unmanned vehicles, robotics, construction/grading, geomatics, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  In addition, a Special Applications customer base provides the Company with access to a wide range of GPS applications and allows the Company to participate in new product developments as these applications emerge and evolve. The Company provides its customers full access to its latest GPS technology and provides a highly qualified technical customer support staff to advise on the system integration efforts of these customers. The Company believes that its combination of technology and responsiveness to the customer gives it a competitive edge.  The Special Applications business is weighted heavily towards entrepreneurial endeavours and the support and growth of emerging markets.  The Company’s receivers are designed to provide the highest degree of flexibility addressing the widest possible range of applications.  From this emerge new strategic customers and markets.

On February 21, 2002, the Company signed an agreement with Leica Geosystems (“Leica”), setting out the parties’ intention to enter into a strategic cooperation arrangement; the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy geomatics segment.  More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica.

Provide Superior Customer Support.  The Company benefits from a strong reputation for providing quality products and superior customer support. NovAtel provides quick turnaround time when addressing customer concerns, and provides software upgrades and application consulting in order to assist its customers in the systems integration process. The Company is able to achieve this high level of service by employing qualified engineers and technicians who advise and provide support to the Company’s customers. Because of their frequent interaction with the customer base, these engineers and technicians are an effective marketing tool. They also provide the Company with valuable customer input relating to product improvements and enhancements and opportunities for new products.  Further, the Company has offices in Great Britain and the United States to better support customer needs.

Expand International Presence.  In 2002, the Company derived approximately 50% of its total revenues from the sale of its products to countries outside the United States and Canada, while in 2000 and 2001 the percentage was approximately 48%.  Total dollar revenues from international sales increased from $13.6 million in 2001 to $16.6 million in 2002.

The Company plans to expand its international sales and marketing effort and believes that opportunity for expansion exists in many of these regions, particularly the United States, Asia and Europe.  This expansion is expected through continued expansion of its dealer network, sales of the survey products developed by Point through the Sokkia distribution network and new strategic relationships. The Company currently has dealers serving more than  11 countries worldwide.  In addition,  Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network. The Company has an office in Great Britain to provide more responsive sales and technical support to the Company’s customers and distributors in Europe.

Markets

NovAtel currently targets surveying, GIS, and mining and machine control applications primarily through Point, and aerospace, agriculture, precise timing and GPS/INS applications markets through its own sales force and dealer network.  The unmanned vehicle market has shown steady growth, and the Company’s relationship with BEELINE Technologies and AGCO Corporation has further strengthened the Company’s position in the agricultural guidance market.

Surveying

Surveying involves the establishment of precise points and boundaries consisting of the collection and processing of position information. Applications which the Company addresses in the surveying market include control surveying, construction and engineering surveys, route surveying and geodetic research. Compared with traditional survey methods, GPS offers many advantages such as not requiring line of sight between land based reference points. The primary need of the surveying market is the highest level of accuracy that can be achieved with dual frequency GPS technology (sub-centimeter level). There is a growing requirement to be able to meet the accuracy needs in real time with high reliability and low latency (time delay in performing position computation). In addition to the accuracy requirement, the survey market demands ease of use, not only in the field equipment, but also in any personal computer-based pre- and post-processing software. The equipment must also be usable in a variety of different applications and physical environments.

GIS (Geographic Information Systems)

GIS applications include large scale mapping of geographic and man-made features, data collecting for GIS databases, natural resource management, ground contour mapping and utility infrastructure. Large amounts of position and attribute data such as size, variety, condition and color must be obtained. GIS databases are used by federal, state, county and city governments and by utility companies for a variety of applications requiring accurate information on the location of natural resources and municipal infrastructure such as utilities and transportation networks. Traditionally, large scale mapping has been accomplished by photogrammetric analysis of aerial photographs, a technique which is expensive and subject to weather and seasonal restrictions. The GIS market requires positional accuracies ranging from 20 centimeters to one meter. Also, the ability to provide attribute information for the measured points must be flexible, efficient and user definable to satisfy the varied needs of this market. The equipment must be easy to learn and operate, as many users do not have mapping or GPS experience. This market seeks to reduce the cost of map production and the cost of constructing and augmenting GIS databases, while increasing their accuracy.

Aerospace

GPS technology is ideally suited for 24 hour worldwide enroute navigation and precision approach and landing of aircraft. Historically, a number of different types of vintage ground based navigational aids have formed the backbone of a complex system used by aircraft to navigate over land and sea. The aircraft fly a network of indirect, fixed “airways” to pick up signals from these ground navigational systems. These navigational aid systems are labor intensive, and integration and maintenance of these systems is expensive as compared to the more flexible lower cost GPS technology. GPS technology allows for global “direct routing” and since aircraft will broadcast their position, there is no need for additional ground based navigational aids, thus reducing costs. In addition, under the current system aircraft have to transition from enroute navigational aids to final approach and landing guidance systems. GPS technology obviates the need for this complex transition and thus further reduces ground installation costs. Civil aviation authorities in various countries are currently implementing GPS as their primary navigation systems. In particular, the Radio Navigation Plans as adopted by the FAA in the United States and the equivalent regulatory agencies in Canada, Japan and Mexico are based on GPS technology for primary navigation. Similarly, a GPS/GLONASS based navigation system known as EGNOS is being developed in Europe and a GPS based navigation system known as SNAS is being developed in China.  The positional accuracy requirements for aviation applications range from 100 meters for enroute navigation to less than one meter for precision landing. While these accuracies are easily achievable with GPS, the integrity of the computed position is critical. There must be a high degree of certainty of these positions especially when dealing with passenger aircraft. Therefore, much effort goes into designing the GPS system in order to reduce the effects of signal jamming and multipath on these systems, while incorporating design redundancy. The Johns Hopkins University Applied Physics Laboratory conducted a study which concluded that augmented GPS can satisfy performance requirements to be the only navigation system installed in an aircraft and the only service used for operations anywhere in the U.S. National Airspace System.

Precision Agriculture

Precision agriculture is an emerging market for the use of GPS technology. GPS technology can be used in agriculture for crop dusting, yield monitoring, terrain analysis, soil sampling, variable rate technology and precise guidance. Precision farming is gaining increased acceptance as a result of cost savings, increased yields and reduced environmental impact resulting from effective and efficient applications of chemicals, fertilizers and seed. Positional accuracies of one to three meters are required for crop dusting, soil sampling and yield monitoring. Crop dusting requires that GPS receivers function in highly dynamic situations (turns and loops). Higher accuracy is necessary for terrain analysis, variable rate technology and precise guidance. In these cases, the agriculture user requires real time positioning at the 20 centimeter level or better with fast update rates. The operating environment in agriculture is often severe with heavy vibration and shock, as well as dust and rain. GPS equipment must be robust and reliable to stand up to the demands of this market.

Mining and Machine Control

Mining and machine control is an emerging market for the use of GPS technology. Safety and efficiency are very important in the movement of earth and mined materials. As the construction and mining industries have moved towards higher automation and robotics to improve safety and efficiency, these industries have focused on GPS technology as a way to ensure accurate positioning. A dual frequency receiver is necessary to provide the high positioning accuracy required by the mining and construction industries (typically less than two centimeters) as well as providing this accurate position in real time. Due to the working environment, the equipment used also must be very robust (operate during heavy vibration) and provide rapid positional updates to ensure reliable and precise guidance.  Mining and machine control applications will benefit greatly from GPS/INS developments.

Unmanned Vehicles

The unmanned vehicle market is still at a very young stage.  The majority of systems that are in use primarily involve military applications.  The Company has been involved in this market and continues to work with companies delivering products into the military space.  There are also numerous commercial applications that allow tasks to be completed with far less or no human involvement, but most of these applications are in the development stage.

Products

NovAtel offers a broad range of GPS products that are easy to use and integrate, highly reliable and provide a high degree of accuracy. The Company uses a unique combination of RF, VLSI and DSP design to provide many features on one receiver board. The Company recently introduced new capabilities for OEM4 generation receivers.  These receiver boards are sold to OEM customers for integration into their own products. The innovative receiver designs enable the Company to differentiate product features using software, which is embedded in the receiver, thereby reducing the need for a variety of hardware platforms. These designs facilitate shorter product development and production times, reduced manufacturing complexities and lower product costs.

OEM GPS Receivers

OEM4.  In September 2002, the Company announced its latest generation GPS engine, the OEM4-G2.  This new engine is available with an Application Programming Interface (API) option – an enhancement that allows system developers to write specialized application software to run on the OEM4-G2.  Also introduced in 2002 was the ProPak-LB.  This new positioning engine, coupled with NovAtel’s GPS-600 LB antenna, enables developers and integrators to offer their customers technology that delivers decimetre-level accuracy autonomously with subscription to OmniSTAR’s new High Performance (HP) satellite service.  Powered by NovAtel’s OEM4 GPS Card, the ProPak-LB is the first OmniSTAR HP enabled GPS engine on the market.

In February 2003, the Company also announced the OEM4-G2L and the ProPak-G2.  The OEM4-G2L is a compact (60mm x 100mm x16mm) and light (65g) high performance GPS engine (business card size versus the passport size of the OEM4-G2).  It incorporates the Company’s latest patented positioning technology, Pulse Aperture Correlator (“PAC”), to achieve less than 2 cm accuracy with RT-2 corrections.  The OEM4-G2L also features two serial ports with one port supporting speeds up to 921 kbps, a USB port and low power consumption.  It is also available with the API option.  The ProPak-G2 is a rugged, lightweight enclosure designed to house the OEM4 -G2 engine.  It is shock, water and dust resistant and can be used as a base station or a rover.  It also features three bi-directional COM ports and low power consumption.  The ProPak-G2 is available with either LEMO or DB-9 connectors.  An OEM4-G2 or OEM4-G2L receiver can be configured as L1, L1 real-time kinematic (“RTK”), L1/L2 or L1/L2 RTK through software command.  This product also features PAC.  In 2001, the Company introduced the Black Diamond System (“BDS”) combining dual frequency GPS with an Inertial Measurement Unit (“IMU”).  The BDS is a tightly integrated inertial navigation system capable of continuous operation with fast data rates and attitude determination.

DL Series of Receivers.  The DL Series of receivers were introduced in 1999, now incorporating NovAtel’s OEM4-G2 receivers, the DL Series provides a removable PCMCIA memory card eliminating the need for separate data collectors.  Dual battery management and a built in scheduling function allows the users to pre-program multiple logging sessions for stand-alone (autonomous) operation.  Front panel operation, access to the memory card and LED status indicators provides greater flexibility and ease of use.  The DL series was expanded in 2001 to include compact flash data storage and the Company’s first receiver with a User Interface Display.

MEDLL Receiver.  The MEDLL receiver was introduced in 1995 and features the Multipath Estimating Delay Lock Loop technology, which provides superior GPS performance in high multipath environments. Utilizing multiple Performance Series boards, this stand-alone unit offers code and carrier multipath rejection improvement of 90% over Narrow Correlator tracking technology.

Antennas

GPS-700.  In February 2003, the Company introduced the GPS-700 antenna series.  This series incorporates the Company’s patented Pinwheel technology and is designed to enhance the performance of the OEM4-G2 and OEM4-G2L engines.  The series is available in L1 (GPS-701) and L1/L2 (GPS-702) models and is smaller and lighter than the existing 600 series.  It delivers improved L2 as well as low elevation angle satellite tracking.  The GPS-700 series also features enhanced out-of-band inference rejection and utilizes the Company’s patented Pinwheel aperture coupled slot array technology.

Aviation Products

WAAS Reference Receiver. The WAAS GPS Reference Receiver is a custom GPS receiver system designed to meet FAA navigation performance requirements for domestic enroute, terminal, non-precision approach and precision approach phases of flight. The WAAS Reference Receiver combines the NovAtel MEDLL receiver, along with the MiLLennium and GEO processing receivers packaged in a rack mountable enclosure. In 1998, this product was incorporated into the Japanese MSAS program.  In 2001 and 2002, several systems were supplied to the Chinese SNAS network.  This product has also been incorporated into the European EGNOS program with additional Satellite Failure Detection (“SFD”) capability.  The Company believes that its product is the leader for WAAS reference stations in providing the highest level of WAAS-specific performance.

Other related products include a Test Bed Receiver and mini-WAAS receiver, both used in ground reference networks.  The Company also offers a Multipath Assessment Tool (MAT) software which is used in reference site antenna location.  The Company also has access to the GNSSA certified receiver developed jointly with CMC Electronics, for non-airborne applications.

Point Products

Axis III.  The Axis III system uses GPS technology for GIS data collection.  Axis features a fully integrated DGPS receiver and a pen-based software field solution with real time mapping capabilities.  The Axis system features a 12 channel L1 GPS receiver with an internal dual channel beacon receiver.

Radian and Radian IS.  The Radian system uses the Company’s dual frequency DL Series receiver to provide centimeter-level accuracy in real time surveys and millimeter level in post processed surveys.  The Radian system may be used as a rover or a base station.  The data structure is conveniently formatted for RTK and post processing applications.  The Radian IS, the next generation receiver, integrates the receiver, antenna, data memory and batteries into one lightweight and rugged component.

Stratus.  An easy to learn, simple to use, cable free GPS survey system for high accuracy, high productivity applications.  Stratus provides the ability to perform a multitude of surveys from centimeter-level static surveys, such as control and boundary, to kinematic jobs, such as topographic or as-built surveys.

GSR2600.  The GSR2600 is a high-performance GPS receiver for use in both RTK and post-processing applications.  This receiver is capable of receiving and tracking up to 12 GPS satellites on L1 and L2 channels, has fast data update rates, and integrates memory (Compact Flash Card) for data logging. A handheld data collector can also be used with the GSR2600 to aid in data collection.

Technology

NovAtel established itself as a technological leader in the GPS industry through the introduction of its patented Narrow Correlator tracking technology in 1992. Narrow Correlator tracking technology allowed NovAtel to provide sub-meter positioning accuracy with a single frequency receiver while reducing the effects of multipath. Historically, GPS receivers used a 1.0 code chip correlator spacing in the implementation of delay lock loops (DLL) for tracking the L1 code. Narrow Correlator tracking technology enables the receiver to narrow as well as selectively vary the correlator spacing from 0.1 to 1.0 code chips. This provides a significant reduction of tracking errors in the presence of both noise and multipath. To implement this technique, the Company has been able to draw upon its previous experience in cellular communications to assist in the development of a unique combination of RF, VLSI and DSP design. The NovAtel RF section provides very clean signal reception and filtering which reduces the effects of interference and noise on the GPS signals. The high density, proprietary VLSI chips, together with the DSP section, provide signal processing together with range and position computation in real time with a high degree of accuracy, speed and reliability. Using technology developed for its former cellular communications business, the Company conducts on-board circuit testing, thus eliminating the need for expensive test stations.

The Company continued its technology advancements with the introduction in 1994 of Multipath Elimination Technology (“MET”). MET expanded upon the Narrow Correlator tracking technology by adding two additional correlators to remove 25% to 50% of the residual multipath. MET is a software option that can be added to Performance Series receivers. In 1995, the Company introduced Multipath Estimating Delay Lock Loop (“MEDLL”) technology. MEDLL offers a more rigorous approach to the reduction of multipath effects using hardware and software. MEDLL further extends the MET concept by adding multiple correlators which estimate and eliminate the multipath effects by up to 90%. MEDLL is implemented by using multiple Performance Series receivers linked to a common RF deck. The Company also introduced RT-20, a RTK technique which enables single frequency receivers to achieve real time positioning accuracy of 20 centimeters or less. RTK positioning utilizes the phase measurement of the transmitted GPS frequencies and attempts to calculate the number of cycles between the satellite and the receiver (ambiguity resolution). This provides a very accurate distance which can achieve positional accuracies of a few centimeters. Ambiguity resolution is most easily and reliably accomplished with a dual frequency receiver. Single frequency receivers are susceptible to incorrect ambiguity resolution, due to factors such as ionospheric effects, which could provide positional errors of a few meters. RT-20 uses a floating ambiguity resolution algorithm. This floating algorithm does not achieve the same accuracy as a fixed solution, however, it ensures stable and reliable 20 centimeter or less positioning accuracy in static as well as dynamic environments. RT-20 is a software option that can be added to Performance Series receivers.

These developments were followed in 1996 by the MiLLennium dual frequency receiver and RT-2. MiLLennium is based upon a custom design ASIC chip combined with Narrow Correlator tracking technology and P-code delayed correlation technology. MiLLennium has 24 configurable tracking channels and can independently track Narrow Correlator C/A code on L1, track P-code on L2 and provides full wavelength phase observations on L1 and L2. MiLLennium enables users to achieve the highest accuracy capabilities of GPS (sub-centimeter). RT-2 is RTK software which allows a MiLLennium receiver to achieve real time positioning accuracy of two centimeters or less. RT-2 uses a fixed ambiguity resolution algorithm which takes full advantage of the L2 frequency received by the MiLLennium and provides stable and reliable results to the user. RT-2 is a software option that can be added to the MiLLennium receiver.

Continuing to advance its technological leadership, in 1997, the Company introduced the BeeLine receiver.  BeeLine is a real-time azimuth determination and kinematic positioning system.  This 16 channel L1/L1 configuration combines a 2-D attitude solution with RT-20 position.  BeeLine features seven milliradian RTK azimuth accuracy, 20 centimeter positional accuracy and high data output rates.  Fast and robust “on the fly” initialization algorithms provide superior performance and ease of use.

In 1998, the Company introduced three new receivers designed to provide users with technology that is applicable in real life situations and that meet customers’ needs.  The MiLLennium – WAAS receiver uses the WAAS signal to significantly enhance position accuracy.  The MiLLennium – GLONASS receiver offers one card access to both GPS and GLONASS satellite constellations, providing enhanced system reliability and broader satellite coverage.  Finally, the DL Series of receivers provide a removable PCMCIA memory card, eliminating the need for separate data collectors, dual battery management and a built in scheduling function allowing the user to pre-program multiple logging sessions for stand alone (autonomous) operation.

In 1999, the Company introduced the OEM4, at the time the smallest 24 channel, dual frequency GPS receiver on the market.  In 2000, the Company introduced a new antenna, the GPS-600, utilizing the Company’s patent pending Pinwheel aperture coupled slot array technology.  Without the aid of a choke ring, the antenna approaches the same accuracy and reduction of multipath provided with the use of a choke ring ground plain.  However, as no choke ring is required, the GPS-600 is much smaller and lighter.

In September 2000, the Company introduced its new Pulse Aperture Correlation (“PAC”) technology.  Available exclusively on the Company’s OEM4 product line, PAC technology implements the latest digital signal processing techniques to provide superior tracking capability in the presence of multipath.  PAC technology effectively doubles the pseudorange accuracy of the Narrow Correlator tracking technology and increases multipath rejection characteristics by up to a factor of eight.  PAC technology virtually eliminates the effect of multipath between 0.1 and 0.9 C/A code chips.

In September 2001, the Company introduced the Black Diamond System (“BDS”), a GPS and inertial navigation system (“INS”) integrated product.  The INS contains accelerometers and gyroscopic sensors that can maintain an estimate of the users position when the GPS signals are blocked or limited.  The current INS sensor chosen for the BDS product requires U.S. State Department approval for sale and export.  The State Department approval process is slow and tedious, limiting the general acceptance of this product to a few customers.

Research and Development

The Company’s technological leadership position is the result, in large part, of its strong commitment to research and development. The Company has invested heavily in developing GPS technology, including the design of proprietary software and integrated circuits for GPS receivers. The Company expensed $8.2 million, $6.9 million and $5.5 million representing approximately 33%, 24% and 17% of total revenues in 2000, 2001 and 2002, respectively, on research and development.

Research costs are charged to operations as incurred.  Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility.  In these circumstances, the costs are deferred and amortized on a systematic basis, subject to recoverability.  The Company has deferred $2.6 million related to the development of a certified aviation GPS receiver.  With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.

Often a new product is initially developed for a customer or strategic partner who is willing to purchase development stage products. The Company has used feedback from such initial customers as a source of information in designing and refining its products, and in defining, with greater precision, customer needs in emerging market areas. The Company expects that a significant portion of future revenue will continue to be derived from sales of newly introduced products by the Company.  The Company has previously experienced delays in shipping certain of its products and any future delays, whether due to production delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval or otherwise, could have a material adverse effect on the Company’s results of operations. The Company’s future success depends on its ability to develop and produce new competitive products. Advances in product technology will require continued substantial investment in research and development to maintain or improve the Company’s market position.

Development and production schedules for technology products are difficult to predict, and accordingly, there can be no assurance that the Company or Point will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to the future success of the Company. A number of the markets in which the Company sells its products are also served by non-GPS technologies, some of which are currently more widely accepted and less expensive than GPS-based systems. The success of GPS-based systems against these competing technologies depends, in part, upon whether GPS systems can offer significant improvements in productivity, accuracy and reliability in a cost-effective manner. In addition, from time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company’s existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing the Company’s products until the Company’s or its competitors’ new products become available. Certain of the Company’s and Point’s products are also subject to governmental and similar certifications before they can be sold. An inability or delay in obtaining such certification could have an adverse effect on the Company’s business, financial condition and results of operations.

Customers

During the past two years the Company has sold its products to over 300 customers worldwide.  Sales to key customers (outside of Point/Sokkia), Shenzhen Shenyuan, BEELINE Technologies (formerly Agsystems) and Thales Avionics, accounted for 11.3%, 10.3% and 3.3%, respectively, of the Company’s total revenues in 2002.  In comparison, sales to Thales Avionics, Shenzhen Shenyuan and BEELINE Technologies (formerly Agsystems)  accounted for 10.3%, 7.2% and 5.5%, respectively, of the Company’s total revenues in 2001.

The Company’s revenue also included the Company’s sales to Point, net of intercompany eliminations, and the Company’s proportionate share of sales by Point.  Sales to Point, net of intercompany eliminations, accounted for 2.2% of total revenues in 2002, compared to 2.5% of total revenues in 2001.  The Company’s proportionate share of revenues from Point accounted for 13.7% of total revenues in 2002 compared to 19.3% of total revenues in 2001.  See “Item 5 — Operating and Financial Review and Prospects, Operating Results.”

Sales, Marketing and Distribution

The Company’s strategy is to achieve broad market penetration by employing multiple distribution channels, including OEMs, strategic relationships and a network of dealers and resellers. The Company recognizes the importance of sales, marketing and product distribution as critical to its future success.  The number of independent dealers and resellers of the Company’s products was approximately 13 in 2002.  In addition, Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.  The Company has offices in the United States and Great Britain to provide more responsive sales and technical support to the Company’s customers and distributors in these regions.

The Company seeks to enter into strategic relationships to penetrate various markets, for technical cooperation or for integrated product development.

The Company has developed its sales and marketing capabilities in anticipation and in response to customer needs as they arise in its multiple markets. The in-house sales and marketing efforts are focused on product management, distribution management and promotions. Each market requires specific attention to the needs of its sales and distribution channels, which are rapidly changing. The Company must continue to manage its future growth effectively, otherwise customer acceptance and results of operations may be adversely affected.

Customer support is essential not only for optimal service to customers in support of their system integration effort, but also to provide quick turn-around time with regard to customer concerns and problems when dealing with products. The Company’s customer support staff also provides software upgrades and application consulting to assist its customers in the systems integration process. The Company is able to achieve a high level of customer support by employing qualified engineers and technicians who advise and provide support to the Company’s customers. Because of their frequent interaction with the customer base, these engineers and technicians are an effective marketing tool. They are also able to provide the Company with valuable customer input relating to product improvements and enhancements and opportunities for new products.

The Company derived approximately 52%, 52% and 50% of its total revenues in 2000, 2001 and 2002, respectively, from sales to customers in Canada and the United States.  The Company plans to continue to increase its international sales and marketing efforts.  The percentage of total revenues from international sales was 50% in 2002 compared to 48% in 2001.  Total dollar revenues from international sales increased from $13.6 million in 2001 to $16.6 million in 2002. There are a number of risks inherent in the Company’s international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect the Company’s international sales. There can be no assurance that such factors will not materially adversely affect the revenues from the Company’s future international sales and, consequently, the Company’s results of operations. In addition, revenues of the Company earned abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect the Company’s earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on the Company’s business, financial condition and results of operations.

Competition

The Company believes that its ability to compete successfully depends on a number of factors, both within and outside of its control, including the performance, quality and price of the Company’s and its competitors’ products, the timing and success of new product introductions by the Company, its OEM customers and its competitors, the emergence of new GPS technologies and competing technologies, the development of technological innovations, the efficiency of production, the rate at which the Company’s OEM customers incorporate the Company’s products into their products, the number and nature of the Company’s competitors in a given market, the assertion of intellectual property rights and general market and economic conditions. Depending on market segments, the Company faces competition from other GPS suppliers such as Trimble Navigation Limited, Thales Group, Topcon Positioning Systems, Javad Navigation Systems, Leica Geosystems, NavComm Technologies and Allan Osborne Associates. In addition, the Company faces competition from large, established companies that participate in the GPS markets such as Rockwell Corporation.  The Company expects competition to continue to intensify from various larger domestic and international competitors and new market entrants, some of which may be current Company customers, as they begin to offer products, services or systems which compete with the Company’s products. There can be no assurance that the Company’s current or future competitors, many of whom, individually or together with their corporate parents, have substantially greater financial resources, research and development resources, greater distribution, marketing and other capabilities than the Company, will not apply those resources and capabilities to compete successfully against the Company. A number of the markets in which the Company sells its products are also served by non-GPS technologies, some of which are currently more widely accepted and less expensive than GPS-based systems. The success of GPS-based systems against these competing technologies depends in part upon whether GPS systems can offer significant improvements in productivity, accuracy and reliability in a cost-effective manner. The Company believes that its ability to compete successfully in the future against existing and additional competitors will depend largely on its ability to combine systems and products with significantly differentiated features compared to currently available products, with a high level of customer support. There can be no assurances that the Company will be able to successfully implement this strategy. The Company also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established systems providers and industry leaders such as CMC Electronics and Sokkia. The Company’s failure to form and maintain such relationships, or the preemption of such relationships by the actions of the Company’s other GPS competitors, could adversely affect the Company’s ability to penetrate emerging GPS markets. In addition, prices of the Company’s products have declined since their introduction due to competitive pressure. There can be no assurance that competitive pressures will not further result in decreased prices and lower margins for the Company’s products. Such price and margin decreases could have a material adverse effect on the Company’s business, financial condition and results of operations.

Operations

The Company subcontracts the manufacturing of its GPS receivers at the circuit card assembly (“CCA”) level while configuring and assembling the receivers in-house. The number of basic CCA-level products is limited because the Company achieves product differentiation by loading different software packages on a common hardware platform. The Company receives pre-tested CCAs, configures the CCAs by loading the appropriate software and, for some products, mounts the CCAs in different enclosures. The configurability of the receivers by software load allows the Company to maintain a reduced inventory level of semi-finished goods and provide quick order turnaround.

The Company currently uses subcontractors for CCA manufacturing, the primary one being Raven Industries Inc. of Sioux Falls, South Dakota. Subcontracting the manufacturing process requires little capital equipment and consequently allows growth without large capital investments. It also provides high flexibility in the choice of manufacturing processes.

The Company believes there are a number of qualified vendors for most of the parts and components used in its products. However, several components are purchased from a single source. In many cases, despite the availability of multiple sources, the Company may select a single source in order to maintain quality control. Components for which the Company currently does not have multiple sources include application-specific integrated circuits manufactured to the Company’s proprietary design supplied by Arrow Electronics Canada Ltd., RF filters from Insight Components Inc., microprocessors from Intel Corporation and duplexers from Comnav Engineering Inc.  The Company experienced significant production delays in the past caused by an insufficient supply of certain components. If the Company is unable to obtain a sufficient supply of its single source components from its current vendors, the Company may be required to obtain such components from alternative sources at higher prices and may experience a delay or interruption in product shipments, which could adversely affect the Company’s business, financial condition and results of operations and damage customer relationships until an alternative source can be obtained.  The Company has received notices about last buy opportunities for certain components.  The Company has taken steps to ensure adequate supply of these components and commenced product redesigns, as may be required. Also, a significant increase in the price of one or more components could adversely affect the Company’s business, financial condition and results of operations. Although the Company has instituted vendor audit programs, there can be no assurance that the Company will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by the Company, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, there can be no assurance that the manufacturing subcontractors will be able to manufacture the Company’s products in a timely and reliable manner. The failure by a subcontractor to manufacture the Company’s products in a timely and reliable manner could have a material adverse effect on the Company’s business, financial condition and results of operations.

Patents, Trademarks and Licenses

The Company currently holds 21 U.S. patents and 29 related foreign patents which expire at various dates no earlier than November 28, 2010.  The Company has also received a notice of allowance for one U.S. patent and the Company has numerous pending U.S. and foreign patent applications.  The Company currently has numerous trademarks worldwide, including the NovAtel trademark, which is registered or pending in 31 countries.

The Company has copyrights and intellectual property rights to its proprietary software and custom integrated circuit designs. In 1997, the Company purchased a license with respect to its SoftSurv software, which is a full-featured GPS dual frequency data post-processing package for surveying applications.  The purchase allows for more control over the pricing, costs, support and development of SoftSurv.  In 1999, the Company licensed SoftSurv and certain intellectual property related to its end user products to Point.

Although the Company believes that its patents and trademarks have value, there can be no assurance that the Company’s patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The Company believes that its success will depend primarily upon the experience, creative skills, technical expertise, management skills and marketing and sales ability of its personnel. The value of the Company’s products relies substantially on the Company’s technical innovation in fields in which there are many current patent filings. The Company recognizes that as new patents are issued or are brought to the Company’s attention by the holders of such patents, it may be necessary for the Company to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become significant. The Company has received written notices from BTG USA Inc., the U.S. Department of the Navy, Western Atlas International, Inc. and Michael Baker Corporation (GeoResearch Inc.) alleging patent infringement of their respective patents. No formal claim has been brought by any of the parties. The Company believes that it has valid defences to these claims should formal proceedings be commenced. In protecting its intellectual property rights the Company has sent out letters to third parties regarding potential infringements, requesting that they enter into license agreements with the Company if they wish to continue using certain technologies. In response to one of these letters, a recipient claimed that the Company’s Narrow Correlator tracking technology patents were invalid. Such party subsequently agreed to withdraw its claim and entered into a license agreement for the use of the Company’s Narrow Correlator tracking technology. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable.

In November 1994, the Company commenced an action against Trimble Navigation Limited (“Trimble”) seeking relief and damages for an alleged infringement of the Company’s U.S. Patent No. 5,101,416 (the “Narrow Correlator patent”). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble’s U.S. Patent No. 5,390,207 (the “207 patent”). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company’s products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As at December 31, 2002, intangible assets included $492,000 related to the Company’s settlement agreement with Trimble.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of March 17, 2003, the Company has not provided for any impairment of these intangible assets.

Legal Proceedings

A claim was made in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, in July 1995, by a former dealer of the Company, Premier GPS Inc. (“Premier”), arising, in part, out of the Company’s refusal to renew its dealer agreement with Premier.  Premier is alleging breach of contract by the Company and seeking damages in the amount of $500,000, special damages in an amount to be ascertained at trial, and an additional $500,000 in punitive or exemplary damages, plus interest and costs.  The Company filed a Statement of Defence and Counterclaim on September 14, 1995 seeking judgment for approximately $74,000 (unpaid invoices), damages for conspiracy, breach of trust and breach of fiduciary duty, and an Order for return of certain beta test equipment or damages, interest and costs.  This lawsuit has largely been inactive.

The Company believes that it has meritorious defenses and claims with respect to outstanding lawsuits.  The Company believes that the ultimate liability with respect to the resolution of these matters will not have a material adverse effect on the Company’s business, financial condition or results of operations.  There can be no assurance, however, that the Company will prevail in the outstanding or pending litigations, and an adverse outcome could have a material adverse effect on the Company’s business, financial condition and results of operations.

C.                                                            Organizational Structure

On April 17, 1998, CMC Electronics Inc. (“CMC Electronics”) purchased approximately 58% of the Company’s total shares outstanding from the Company’s two principal shareholders.

On April 11, 2001, an investor group led by ONCAP L.P. (“ONCAP”) acquired control of the Company through the acquisition of CMC Electronics.

The Company does not have any significant subsidiaries.

D.                                                            Property, Plant and Equipment

In January 1999, the Company concluded a sale/leaseback arrangement by which the Company’s Calgary facility, including certain adjacent land, was sold for net proceeds of $6.9 million, resulting in a gain of $1.1 million.  Contemporaneously, the Company entered into a lease agreement with a minimum 10 year term. The gain on the sale has been deferred and is being amortized over the initial term of the lease. The Company currently leases approximately 46,000 square feet for all of its operations in Calgary, Alberta, Canada.  The lease provides for an expansion of up to an additional 25,000 square feet and for additional parking. The Company believes that its facilities are adequate to support its current and anticipated near term future operations.  In September 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing whereby certain tooling and computer equipment was sold, in exchange for $300,000 cash, and a three year lease obligation.

Item 5                                      Operating and Financial Review and Prospects

A.                                                            Operating Results

Overview

NovAtel designs, markets and supports a broad range of products which determine precise geographic locations using the Global Positioning System (“GPS”). NovAtel’s GPS products are used principally for applications in high-end markets such as the surveying, geographical information systems (“GIS”), aviation, unmanned vehicles, marine, mining and machine control, agriculture and precise timing markets, rather than for applications in low-end markets such as the vehicle navigation and consumer/cellular markets.  Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel, Inc., including its subsidiary, Mezure, Inc. and joint venture, Point, Inc.

The Company was incorporated in 1978 and since that time has been engaged in several communications businesses. In 1992, the Company was reorganized and sold to Telexel Holding Limited. The Company divested all of its non-GPS businesses in a series of transactions beginning in March 1994 and ending in August 1996. As a result of these divestitures, the Company now focuses exclusively on the GPS business.

The various divested and discontinued businesses of the Company are accounted for as discontinued operations. Accordingly, the operating results of these discontinued businesses have been segregated from the operating results of the GPS business and reported as net income (loss) from discontinued operations in the Consolidated Financial Statements included elsewhere in this Annual Report.

The Company’s consolidated financial statements include the Company’s proportionate share of the Point, Inc. (“Point”) accounts as required under Canadian GAAP.  The Company sells its products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia Co., Ltd. (“Sokkia”) distribution channels and through independent dealers and distributors.  In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations.  The Company’s consolidated Statements of Operations include the Company’s proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations.  Similarly, the Company consolidates its proportionate share of each line item of Point’s Balance Sheet (see “Item 1.D – Risk Factors”).

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. (“Mezure”) in exchange for US$400 of loans receivable which the Company had previously advanced and charged to operations in 2000.  On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure after exercising its option to convert US$200 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares.  With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure and commenced full consolidation of Mezure’s operations.  In April 2002, the Company’s equity interest was diluted to approximately 70% (see “Item 1.D – Risk Factors”).

On February 11, 2003, the Company announced the signing of a Memorandum of Understanding (“MOU”) with CMC Electronics Inc. to acquire CMC Electronics’ Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the Company’s total addressable market in core segments and should also create entry points into new vertical markets, such as timing and marine.  The target date for the actual transfer of the business is in early April 2003.

In August 2001, the Board of Directors authorized the Company to repurchase up to a maximum of 230,829 Common Shares (representing 3% of the common shares issued and outstanding at the program commencement) through a share repurchase program.  The term of the program was from September 4, 2001 to September 3, 2002.  As of the end of the program, the Company had repurchased a total of 23,000 Common Shares at an average price of US$2.57 per share.

Including the results of the discontinued operations, the Company incurred losses in each of 1993, 1994, 1995, 1998, 1999 and 2000. Despite these losses on a consolidated basis, the GPS business unit increased its sales since the introduction of its first products from $456,000 in 1992 to $27.0 million in 1997 and had profits in 1993, 1995, 1996 and 1997.  However, in 1998, revenues from the GPS business declined to $21.6 million, mainly as a result of lower Wide Area Augmentation Systems (“WAAS”) program revenues, and the Company incurred a loss from continuing operations of $3.6 million.  After the sales decline in 1998, the Company’s revenues increased in each of the next four years and reached $33.4 million in 2002.  The Company incurred a net loss from continuing operations of $2.0 million in 1999 and $2.8 million in 2000.  In 2001 and 2002, the Company recorded net income of $110,000 and $1.5 million, respectively.  There can be no assurance that the Company will be able to increase revenues or generate profits.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including revenue generated from major contracts, operating results of subsidiaries and joint ventures, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows. Shipments under a major contract could result in unusually high revenue and income levels when compared to revenues and income in other periods.  For example, revenue from the European Geostationary Navigation Overlay System (“EGNOS”) program accounted for 2.8% of total revenue in 2002 compared to 10.2% in 2001.  There can be no assurance that the Company will receive major contracts in the future, and the failure to do so could have a material adverse effect on the Company’s business, financial condition and results of operations.  The Company sells GPS receivers to Point, which incorporates these receivers into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors.  The proportionate share of the accounts of Point are included in the Company’s accounts.  Point is subject to all of the same types of risks as the Company.  There can be no assurance that Point’s results may not have a material adverse effect on the Company’s business, financial condition and results of operations.

Revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, operating results of subsidiaries and joint ventures, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company’s revenues could be adversely affected.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, level of non-recurring engineering (“NRE”) revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs.  The Company’s original equipment manufacturer (“OEM”) and WAAS products typically have higher gross margins than the sale of survey products by Point, and, consequently, the sale of survey products through Point adversely affects the Company’s gross margin percentages.

The Company faces competition from a variety of competitors. Prices of the Company’s products have declined since their introduction due to competitive pressures. The Company expects competition to increase, which is expected to result in further price decreases and lower gross margins for the Company’s products. In addition, the Company’s success will depend to a substantial degree upon its ability to develop and introduce in a timely manner new products and product enhancements to its existing GPS product portfolio. The Company expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies, expand and develop new distribution channels and achieve market acceptance for such products. There can be no assurance that the Company will be successful in such efforts.

The Company’s revenues have been derived principally from product sales. Revenues from product sales are generally recognized upon shipment. The Company generally ships its products promptly after acceptance of a purchase order. Accordingly, the Company does not maintain product backlog, nor does the Company consider backlog to be a significant indicator of future revenues.

Results of Operations

The various divested and discontinued businesses are accounted for as discontinued operations. The following table sets forth the percentage of total revenues represented by certain items in the Company’s statement of operations for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Revenues	100.0%	100.0%	100.0%

Gross profit – product sales	56.8	53.8	55.9
Gross profit – NRE fees	44.1	49.1	34.4
Total gross profit	56.4	53.0	51.9

Operating expenses:
Research and development	32.9	24.2	16.5
Selling and marketing	18.2	13.6	17.1
General and administration	14.7	14.8	13.3
Total operating expenses	65.8	52.6	46.9
Operating income (loss)	(9.4)	0.4	5.0
Interest income	1.3	0.4	0.3
Other expense	(3.2)	(0.4)	(0.6)
Income (loss) before income taxes	(11.3)	0.4	4.7
Provision for income taxes	0.0	0.0	0.2
Net income (loss)	(11.3)%	0.4%	4.5%

2002 Compared to 2001

Revenues.  Revenues include product sales and non-recurring engineering fees.  Product sales revenues consist primarily of sales of original equipment manufacturer (“OEM”) boards, software, software upgrades, Wide Area Augmentation System (“WAAS”) type receivers and end user products for the GIS and survey markets.  The Company categorizes its revenues into the following three market sectors:  1) Geomatics;  2) Aerospace and Defense; and  3) Special Applications.

Total revenues increased 18% from $28.2 million in 2001 to $33.4 million in 2002.  The following table sets forth revenue by market sector for 2002 and 2001.

	2002		2001		Change
	$	%	$	%	$	%
Geomatics	$5,959	18%	$7,040	25%	$(1,081)	(15)%
Aerospace & Defense	10,486	31%	8,846	31%	1,640	19%
Special Applications	16,755	50%	11,945	42%	4,810	40%
Other	234	1%	406	2%	(172)	(42)%
TOTAL	$33,434	100%	$28,237	100%	$5,197	18%

Geomatics

The Geomatics sector is made up of the surveying and GIS markets.  In 2002, Geomatics revenues were largely comprised of the Company’s sales to Point, net of intercompany eliminations, and the Company’s proportionate share of sales by Point.

In July 1999, the Company transitioned to a new GPS surveying partner, Sokkia, a leader in surveying.  The establishment of this partnership reflected a move from a supplier relationship to a fully integrated development team.  Sokkia and the Company formed a joint venture known as Point.  The ownership of Point is 51% Sokkia and 49% the Company.  Point provides Sokkia’s global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographical information systems (GIS), construction and construction machine control.  Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network.

Point’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution, as opposed to product development.  The Company is disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, management and Sokkia to improve the operating results of Point.  However, there can be no assurance that the Company will be successful in these efforts.

Geomatics revenues decreased 15% from $7.0 million in 2001 to $6.0 million in 2002.  The decrease in revenue was primarily caused by lower sales by Point into Sokkia’s distribution system, partially attributable to a restructuring of Sokkia’s U.S. organization in 2002, a reduction in new product introductions by Point in 2002, and continuing difficulties in establishing effective distribution of Point products in certain of Sokkia’s geographic markets, particularly Asia and Europe.

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation and defense markets.  Revenues from the Aerospace and Defense sector are highly dependent on the timing of large government funded programs.  Sales in this sector include WAAS receiver sales related to the U.S. Wide Area Augmentation System (“WAAS”), the Japanese MTSAT Satellite-based Augmentation System (“MSAS”), the Chinese Satellite Navigation Augmentation System (“SNAS”) and to the European Geostationary Overlay System (“EGNOS”).

Aerospace and Defense sales were $10.5 million in 2002 compared to $8.8 million for 2001, an increase of 19%, with the majority of the growth coming from higher revenue from the Chinese SNAS program, which contributed $3.8 million revenue in 2002 compared to $2.0 million revenue in 2001.  In addition, new NRE contracts relating to the WAAS and LAAS programs offset lower NRE revenue from the Company’s EGNOS program which was largely completed in 2002.  The Company’s EGNOS related revenue decreased to $938,000 in 2002 compared to $2.9 million in 2001.

The Company is working with Thales Avionics Limited (formerly Racal Avionics Ltd.) (“Thales Avionics”) to supply one section of the EGNOS Remote Integrity Monitoring System (“RIMS-C”).  The Thales/NovAtel RIMS-C channel will provide integrity and correction data within the EGNOS ground network.  Under the contract the Company developed new GPS receiver processing for Satellite Failure Detection, qualified various software programs and delivered a number of EGNOS reviews.  The Company has largely completed its current work under the existing EGNOS contract.  The EGNOS receivers have the same hardware configuration as the Company’s WAAS receivers, with added software qualification and functionality.  There can be no assurance that the Company will receive commitments for future participation in the EGNOS program.

Further, the FAA has begun procurement activities for the phase Local Area Augmentation System (“LAAS”).  Principal bidders include Raytheon Company (“Raytheon”), Honeywell Inc. (“Honeywell”) and Thales ATM, Inc. (“Thales ATM”).  The LAAS program is intended to complement the WAAS program and provide precision approach landing guidance using GPS.  Together these will function to supply users of the U.S. National Airspace System with seamless satellite-based navigation for all phases of flight.

Both Raytheon NLS and Thales ATM have now contracted with the Company for the next phase of development of a LAAS receiver for their certified reference stations.  The Company plans to develop prototype LAAS receivers for incorporation in Raytheon’s and Thales’ ground reference stations.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualifications work over a 21 month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The basis contract has a value of US$2.4 million and the option is worth US$835,000.

The certified GPS receiver jointly developed by the Company and CMC Electronics is now being integrated into Honeywell airborne systems and is also intended for Honeywell’s LAAS ground station program.  While the Company has participated in previous phases of WAAS, EGNOS, SNAS, LAAS and MSAS and has relationships with Raytheon, Thales and Honeywell, the Company currently has no commitments, other than those described above pertaining to engineering service contracts, for future participation in the WAAS, EGNOS, SNAS, MSAS or LAAS programs and there can be no assurance that the Company will receive commitments for future participation in these programs.

Special Applications

The Special Applications sector is made up of marine, agriculture, unmanned vehicles, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  Special Applications revenues were $16.8 million in 2002 compared to $11.9 million in 2001, an increase of 40% primarily attributable to higher shipments to the agricultural market, including a ramp up of initial shipments for AGCO Corporation, who recently purchased the former agricultural division from Caterpillar Agricultural Products, Inc. (“Caterpillar”), and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems (“Leica”).

In November 2001, the Company announced that it had signed an agreement with BEELINE Technologies, Inc. (“BEELINE”) to supply the GPS and communications engine of its precision agricultural guidance systems.  The contract is over a six year term and covers both OEM and after market sales in the US and global agricultural guidance markets.  In addition, in November 2001, BEELINE signed an agreement with Caterpillar to supply components for Caterpillar’s new satellite navigation system, which will be factory installed on Caterpillar’s new series of tractors.

On February 21, 2002, the Company signed an agreement with Leica, setting out the parties’ intention to enter into a strategic cooperation arrangement, the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy segment.  More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica.

In 2002 and 2001, the Company derived approximately 50% of its total revenues from the sale of its products to countries outside the United States and Canada.  Revenues from international sales increased from $13.6 million in 2001 to $16.6 million in 2002, primarily due to higher sales into China, Japan and Australia.

Gross Profit.  Gross profit as a percentage of total revenues decreased from 53.0% in 2001 to 52% in 2002.  The decrease in gross margin as a percentage of revenue is primarily attributable to lower gross margins as a percentage of revenue from engineering contracts, which generally earn lower gross margins as a percent of revenue, and higher provisions for inventory obsolescence related to the discontinuance of various older products.

Research and development.  Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.  Research and development expenses decreased 19% from $6.8 million in 2001 to $5.5 million in 2002 and decreased as a percentage of total revenues from 24.2% in 2001 to 16.5% in 2002.  The reduction in research and development expense in 2002 reflected higher customer funded engineering programs and lower expenditures at Point, which was restructured in April 2002.  The Company expects research and development expenses to be between 16% and 17% of revenue in 2003.

Selling and marketing.  Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, trade shows, facilities and other expenses related to the sale of the Company’s products.  Selling and marketing expenses increased 48% from $3.9 million in 2001 to $5.7 million in 2002 and increased as a percentage of total revenues from 13.6% in 2001 to 17.1% in 2002.  The increase in selling and marketing expenses was due to higher Point related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher external commissions, increased marketing personnel costs, a new distribution initiative in the Asian markets and higher travel costs.

General and administration.  General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.  General and administration expenses increased 6% from $4.2 million in 2001 to $4.4 million in 2002 and decreased as a percentage of total revenues from 14.8% in 2001 to

13.3% in 2002, partially a reflection of higher personnel costs related to the Company’s employee profit sharing program and senior management bonus program.

Interest income.  The Company earned net interest income of $84,000 in 2002 compared to $138,000 in 2001.  The reduced interest income is attributable to lower interest rates.  The Company’s cash deposits not required for operations are invested in short-term interest bearing instruments.

Other expense.  Other expense in 2002 was $200,000 compared to $124,000 in 2001.  Other expense in 2002 included costs of $84,000 related to the April 2002 restructuring of Point, $131,000 related to executive relocation, $42,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point, partially offset by a gain of $121,000 arising from the dilution of the Company’s interest in Mezure.  In the 2001 period, other expenses included $164,000 cash discounts at Point, partially offset by gains on disposal of fixed assets.

Provision for income taxes.  The provision for income taxes which consists primarily of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $77,000 in 2002, compared to $13,000 in 2001.  The increase was mainly attributable to a higher tax base for LCT.

2001 Compared to 2000

Revenues.  Total revenues increased 14% from $24.8 million in 2000 to $28.2 million in 2001.  The following table sets forth revenue by market sector for 2001 and 2000.

	2001		2000		Change
	$	%	$	%	$	%
Geomatics	$7,040	25%	$8,513	34%	$(1,473)	(17)%
Aerospace & Defense	8,846	31%	4,969	20%	3,877	78%
Special Applications	11,945	42%	11,128	45%	817	7%
Other	406	2%	233	1%	173	74%
TOTAL	$28,237	100%	$24,843	100%	$3,394	14%

Geomatics

Geomatics revenues decreased 17% from $8.5 million in 2000 to $7.0 million in 2001.  The decrease in revenue was primarily caused by longer than planned product development lead times, which delayed the launch of new products, and slower than anticipated sell through of products at Point.

Aerospace and Defense

Aerospace and Defense sales were $8.8 million in 2001 compared to $5.0 million for 2000, an increase of 78%, with the majority of the growth coming from higher revenue from the EGNOS program, which contributed $2.9 million in revenue in 2001 compared to $560,000 in 2000 and to a lesser extent from additional NRE contracts related to the WAAS and LAAS programs.  Additional shipments for the Chinese SNAS program were completed in late 2001 and accounted for $2.0 million compared to $2.7 million in 2000.

Special Applications

Special Applications revenues were $11.9 million in 2001 compared to $11.1 million in 2000, an increase of 7% largely due to higher shipments of OEM4 receivers to certain customers and an NRE contract related to the new L5 GPS signal.

In 2001 and 2000, the Company derived approximately 48% of its total revenues from the sale of its products to countries outside the United States and Canada.  Revenues from international sales increased from $12.0 million in 2000 to $13.6 million in 2001.

Gross Profit.  Gross profit as a percentage of total revenues decreased from 56.4% in 2000 to 53.0% in 2001.  The decrease in gross margin as a percentage of revenue is primarily attributable to product mix with a higher proportion of 2001 revenue coming from engineering contracts, which generally earn lower gross margins as a percent of revenue and higher provisions for inventory obsolescence.

Research and development.  Research and development expenses decreased 16% from $8.2 million in 2000 to $6.8 million in 2001 and decreased as a percentage of total revenues from 32.9% in 2000 to 24.2% in 2001.  The reduction in research and development expense in 2001 reflected higher customer funded engineering programs and lower expenditures at Point relating to a staff restructuring in January 2001, partially offset by lower deferred developments costs.

Selling and marketing.  Selling and marketing expenses decreased 14.8% from $4.5 million in 2000 to $3.9 million in 2001 and decreased as a percentage of total revenues from 18.2% in 2000 to 13.6% in 2001.  The reduction in selling and marketing expenses was due to lower external commissions relating to the China SNAS contract, lower expenditures at Point relating to a staff restructuring in January 2001 and lower costs attributable to Mezure.

General and administration.  General and administration expenses increased 13.9% from $3.7 million in 2000 to $4.2 million in 2001 and increased as a percentage of total revenues from 14.7% in 2000 to 14.8% in 2001.  Higher general and administration expenses relating to Mezure accounted for the majority of the increase.

Interest income.  The Company earned net interest income of $138,000 in 2001 compared to $319,000 in 2000.  The Company’s cash deposits not required for operations are invested in short-term interest bearing instruments.  The reduced interest income is attributable to lower cash balances available for investment and lower interest rates.

Other income (expense).  Other expense in 2001 was $124,000 consisting mainly of financing charges related to sales paid to Sokkia, by Point.  Other expense was $769,000 in 2000, mainly comprised of $548,000 related to the reorganization of the Company’s senior management and $147,000 as a result of a minor workforce reduction at Point.

Provision for income taxes.  The provision for income taxes which consists primarily of Canadian federal large corporations tax and the proportionate share of income taxes related to Point, remained constant at $13,000 in 2000 and 2001.

Discontinued operations.  The Company had no discontinued operations in 2001 compared to an income from discontinued operations of $16,000 in 2000.

Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of the Company’s last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Quarter Ended
	2001				2002
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
	(in thousands)

Revenues	$7,000	$6,520	$6,905	$7,812	$7,294	$8,004	$6,812	$11,324
Cost of sales	3,717	3,019	3,533	3,003	3,602	4,034	3,787	4,652
Gross profit	3,283	3,501	3,372	4,809	3,692	3,970	3,025	6,672
Operating expenses:
Research and development	1,881	1,866	1,477	1,603	1,565	1,366	1,078	1,510
Selling and marketing	929	835	856	1,239	803	1,246	1,246	2,422
General and administration	892	1,070	1,040	1,168	1,029	1,093	1,032	1,279
Total operating expenses	3,702	3,771	3,373	4,010	3,397	3,705	3,356	5,211
Operating income (loss)	(419)	(270)	(1)	799	295	265	(331)	1,461
Interest income, net	51	47	24	16	10	18	25	31
Other income (expense)	84	(227)	68	(49)	(223)	21	43	(41)
Income (loss) from continuing operations before income taxes	(284)	(450)	91	766	82	304	(263)	1,451
Provision for (recovery of) income taxes	12	(11)	12	—	9	9	45	14
Net income (loss) from continuing operations	$(296)	$(439)	$79	$766	$73	$295	$(308)	$1,437

	Quarter Ended
	2001				2002
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	46.9	53.7	48.8	61.5	50.6	49.6	44.4	58.9
Operating expenses:
Research and development	26.9	28.6	21.4	20.5	21.5	17.1	15.8	13.3
Selling and marketing	13.3	12.8	12.4	15.8	11.0	15.6	18.3	21.4
General and administration	12.7	16.4	15.0	15.0	14.1	13.6	15.2	11.3
Total operating expenses	52.9	57.8	48.8	51.3	46.6	46.3	49.3	46.0
Operating income (loss)	(6.0)	(4.1)	—	10.2	4.0	3.3	(4.9)	12.9
Interest income, net	0.7	0.7	0.3	0.2	0.1	0.2	0.4	0.3
Other income (expense)	1.2	(3.5)	1.0	(0.6)	(3.0)	0.3	0.6	(0.4)
Income (loss) from continuing operations before income taxes	(4.1)	(6.9)	1.3	9.8	1.1	3.8	(3.9)	12.8
Provision for (recovery of income taxes)	0.1	(0.2)	0.2	—	0.1	0.1	0.6	0.1
Net income (loss) from continuing operations	(4.2)%	(6.7)%	1.1%	9.8%	1.0%	3.7%	(4.5)%	12.7%

The following table sets forth Geomatics, Aerospace and Defense, Special Applications and manufacturing component revenues for the last eight quarters.

	Quarter Ended
	2001				2002
	March 31	June 30	Sept. 29	Dec. 31	March 30	June 29	Sept. 28	Dec. 31
	(in thousands)

Geomatics	$2,410	$1,986	$1,362	$1,282	$1,353	$1,848	$1,395	$1,363
Aerospace and Defense	1,365	992	2,528	3,961	1,543	2,215	1,466	5,262
Special Applications	3,204	3,353	2,859	2,529	4,396	3,940	3,951	4,468
Other	21	189	156	40	2	1	—	231
Total revenues	$7,000	$6,520	$6,905	$7,812	$7,294	$8,004	$6,812	$11,324

The Company’s quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors, including revenue generated from major contracts, operating results of joint ventures and subsidiaries, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, the Company’s revenues could be adversely affected.

In 2002, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, commissions related to the Chinese SNAS program and provisions at year end related to the Company’s employee profit sharing program and senior management bonus  program.  The Company expects operating expenses to decrease in 2003 by approximately 2% - 3%, primarily as a result of higher customer funded engineering contracts, reduced external sales commissions, lower depreciation expenses, reduced costs associated with Mezure, partially offset by higher salaries and increased staffing levels.  The Company expects operating expense as a percentage of revenue to decline to approximately 41% to 42% in 2003 from 47% in 2002, mostly as a result of increased revenue.  A shortfall from anticipated revenues could adversely affect results of operations and income (loss) per share. In addition, if the Company were to receive a major contract, it would likely increase its expenditures to support such contract. If revenues from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company’s results of operations could be adversely affected as it attempted to adjust its expenditures downward.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2002, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of the Common Shares of the Company by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the majority of the commons shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

                The Company applies a number of critical accounting policies and estimates in preparing the Company’s consolidated financial statements.  A discussion of the Company’s critical accounting policies and estimates follows.

Revenue Recognition

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering fees are recognized at the time services are rendered.  On long-term contracts, revenue is generally recognized using the percentage of completion method relative to total costs incurred or customer milestones achieved.  Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known.  Losses, if any, are recognized fully when first anticipated.  Some contracts contain penalty provisions based on performance relative to established targets.  Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.  On certain long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred.

In 2002, approximately $6.2 million of the Company’s revenue was derived from NRE service fees.  Approximately 60% of these revenues were recognized from contracts on which the Company used the percentage of completion method.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected returns of product and price adjustments.  The provision for product returns and price adjustments is assessed for adequacy at each quarter end and is based on recent historical experience and known customer claims.  The provision for product returns and price adjustments was $289,000 as of December 31, 2002 compared to $136,000 at December 31, 2001, with the increase attributable to higher revenue and a known customer claim as of December 31, 2002.

The Company generally ships its products FCA (“Free Carrier”) shipping point, and accordingly, recognizes revenue at the time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company’s part remain.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labor and manufacturing overhead.

The Company establishes provisions for obsolete and excess inventory.  The Company’s products have product life cycles that range on average from two to four years.  At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence.  The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end.  As of December 31, 2002, the Company’s provision for obsolete and excess inventory was $1.5 million or 23% of the gross value of the inventory compared to $964,000 or 13% of the gross value of the inventory at December 31, 2001, with the increase attributable to the discontinuation of certain product lines in 2002.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products.  As of December 31, 2002, the Company had approximately $0.5 million (net value) of WAAS receiver inventory for which no firm customer commitments were on hand.  Based on the Company’s assessment of future market opportunities, the Company expects that the value of this inventory will be realized through future sales, but if this is not achieved, all or a portion of this inventory may be written off.

        Allowance for Doubtful Accounts

                The Company establishes provisions for doubtful accounts  receivable.  These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy.  In determining the adequacy of the provision, the Company considers known uncollectable or at risk receivables as well as the aging profile of other receivables.  In 2002, the provision for doubtful accounts included in the statement of operations was $434,000 or 1.3% of revenue compared to $273,000 or 1.0% of revenue in 2001.

                As of December 31, 2002, the provision for doubtful accounts was $788,000 or 7.4% of the gross value of the receivables compared to $540,000 or 8.0% at December 31, 2001.  The higher dollar amount of the provision reflects higher revenues in general and higher sales by Point to customers outside of Sokkia’s distribution in 2002.

      Provision for Future Warranty Costs

                Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

                The Company’s products are covered by standard warranty plans that extend normally 12 months to 18 months from the date of product shipment.  A few customers have negotiated extended warranty terms that range up to three years.

                The Company provides for the costs of expected future warranty claims at the time of product shipment.  The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs.  As of December 31, 2002, the Company’s provision for future warranty claims was $344,000 compared to $285,000 as of December 31, 2001, with the increase attributable primarily to increased revenue from product shipments.

      Research and Development Costs and Deferred Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility.  In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

In the year ended December 31, 2002, the Company deferred $125,000 of development costs related to the development of a certified aviation GPS receiver, compared to $4,000 in 2001 and $757,000 in 2000.  With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.  The Company amortized $57,000 of these deferred costs in the year ended December 31, 2002 compared to $36,000 in 2001.

At December 31, 2002, the Company had deferred $2.6 million of development costs.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development cost would be charged to results of operations.

                The Company assesses the recoverability of the deferred development costs at each quarter end.  The continued deferral of the development costs and the underlying estimate of future sales of the certified aviation receiver have been reviewed with the Company’s Audit Committee.

B.                                                            Liquidity and Capital Resources

In 2002, cash provided by operations was $3.2 million, compared to cash used in operations of $423,000 in 2001.  Cash provided by operations in 2002 consisted primarily of $1.5 million of net income, $2.1 million in amortization expenses, partially offset by a $189,000 increase in working capital.  The increase in working capital is caused mainly by an increase in accounts receivable, offset by lower inventories and higher accounts payable.

In 2002, cash provided by financing activities was $435,000, related primarily to financing activities at Mezure and Point, partially offset by capital lease payments.  In the comparable period in 2001, $70,000 cash was provided by financing activities, related primarily to capital leases and financing activities at Point, Inc. and Mezure, Inc.

In 2002, cash used in investing activities was $1.8 million, pertaining mainly to the purchase of capital equipment and a $588,000 equity investment (net after inter-company eliminations) in Point, Inc.  In 2001, cash used in investing activities was $908,000, primarily attributable to the purchase of capital equipment.

At December 31, 2002, the Company had cash and short-term investments of $6.6 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of between US $5.5 and US $7.5 million of foreign exchange contracts (depending on the maturity date of the contracts).  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At December 31, 2002, portions of the lines of credit were utilized to support $79,000 of letters of credit ($80,000 at December 31, 2001) and US$3.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US $2.5 to US $4.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The following table sets forth the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations	$203	$102	$101	$—	$—
Operating leases	5,847	909	2,941	1,795	202
Purchase obligations for inventory, capital assets and services	4,754	4,460	294	—	—
Notes payable	2,418	2,418	—	—	—
Total	$13,222	$7,889	$3,336	$1,795	$202

As of December 31, 2002, the Company and Sokkia have collectively loaned Point, Inc. US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point, Inc. and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and U.S. prime rate in 2000).  On January 23, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4.33 million is due on June 30, 2003 and US$500,000 is due December 31, 2003.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point, Inc., with the Company’s share being US$407,000.  In addition, the Company and Sokkia provided US$1.5 million in equity financing to Point, Inc.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2002, would be approximately $900,000, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

C.                                                            Research and Development, Patents and Licences, etc.

See “Item 4 – Information on the Company, Business Overview - Research and Development.”

Patents, Trademarks and Licenses

See “Item 4 – Information on the Company, Business Overview - Patents, Trademarks and Licenses.”

D.                                                            Trend Information

See “Item 5 – A. Operating Results” above.

Item 6                                      Directors, Senior Management and Employees

A.                                                            Directors and Senior Management

The following table sets forth certain information, as of March 17, 2003, regarding the executive officers, directors and certain key employees of the Company:

Name	Age	Position	Director Since	Executive Officer Since
Directors and Executive Officers
W. James Close	56	Chairman of the Board	1998	—
Jonathan W. Ladd	47	President and Chief Executive Officer	2002	2002
Werner Gartner	46	Executive Vice President and Chief Financial Officer	2001	1995
Richard D. Orman	54	Vice Chairman of the Board	1994	—
Gregory O. Baylin	33	Director	2001	—
Gregory A. Yeldon	43	Director	1998	—
Joel A. Schleicher	51	Director	1997	—
David E. Vaughn	57	Director	2001	—
Charles R. Trimble	61	Director	2002	—

Key Employees
Patrick C. Fenton	45	Vice President and Chief Technology Officer	—	—
Graham C. Purves	40	Vice President, Sales	—	—
Anthony J. Murfin	55	Vice President, Business Development	—	—
Farlin A. Halsey, Jr.	37	Vice President, Marketing	—	—

W. James Close has served as Chairman of the Board of Directors of the Company since January 1999 and a Director of the Company since September 1998.  Mr. Close has been President and Chief Executive Officer of CMC Electronics Inc. since July 1, 1998.  Mr. Close was President of AlliedSignal Aerospace Canada Inc. prior to joining CMC Electronics Inc.  Mr. Close is also a Director with CMC Electronics Inc.

Jonathan W. Ladd has served as President and Chief Executive Officer of the Company since February, 2002.  From July 2001 to November 2001, Mr. Ladd was Senior Vice President, Engineering at Thales Navigation and President of Thales’ Russian subsidiary, Ashtech A/O.  From 1990 to 2001, Mr. Ladd held several other management positions at Magellan Corporation, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

Werner Gartner has served as Executive Vice President and Chief Financial Officer of the Company since October 1996 and a Director of the Company from July 2001.  Mr. Gartner was also a Director of the Company from November 1995 until April 1998. From November 6, 2000 to February 26, 2001 Mr. Gartner, in addition to his regular duties, served as Acting Interim President and Chief Executive Officer.  From August 1990 to October 1996, Mr. Gartner served in a variety of financial positions at the Company including Vice President, Finance and Corporate Controller.

Patrick C. Fenton was appointed Chief Technology Officer in January 2002.  Mr. Fenton previously served as Vice President, Technology from October 1998 and as Vice President, Research and Development since March 1997.  Mr. Fenton previously served as Director, Research and Development for the Company’s GPS business unit since February 1995 and was Chief Engineer for the GPS business unit from November 1993 to February 1995. Mr. Fenton joined the Company in July 1989 when the Company purchased the assets of Norstar Instruments, a division of Nortech Surveys (a spin off company from Shell Canada Resources) and served the Company in various capacities.

Richard D. Orman has served as Vice Chairman of the Board of Directors since March 1997 and as a Director of the Company since January 1994. Mr. Orman currently serves as Chairman and Chief Executive Officer of Hemisphere International Inc. in Calgary, Canada, which he founded in July 2000. From August 1995 to October 1998, Mr. Orman served as Chairman and Chief Executive Officer of Kappa Energy Company Inc. (now Vanguard Oil Corporation) in Calgary, Canada and continues to serve as a Director.  From May 1986 to December 1992, Mr. Orman served as a member of the Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labor from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992.

Gregory O. Baylin has served as a Director of the Company since August 2001.  Mr. Baylin has been a principal with ONCAP Management Partners since January 2000.  From September 1994 to December 1999, Mr. Baylin served in various capacities, including as an Associate Director, with Scotia Capital Markets.  Mr. Baylin is also a Director with CMC Electronics Inc.

Gregory A. Yeldon has served as a Director of the Company since April 1998.  Mr. Yeldon has been Vice President and Chief Financial Officer for CMC Electronics Inc. since July 1995.  From October 1994 to July 1995 Mr. Yeldon was Corporate Controller for CMC Electronics Inc. and from February 1988 to October 1994 he was Director of Finance and Administration of Micronav International Inc.

Joel A. Schleicher has served as a Director of the Company since March 1997.  Mr. Schleicher is currently involved with private equity firms serving as a consultant and advisor in the review of telecom, internet and IT investments.  Mr. Schleicher was Chairman and Chief Executive Officer of Interpath Communications Inc. (prior to their acquisition of USinternetworking, Inc.) from June 2000 to June 2002.  Mr. Schleicher also serves as a Director of TechTronic Industries Co. Ltd. and Terremark Worldwide, Inc.  Mr. Schleicher was President and Chief Executive Officer of Expanets, Inc. from June 1998 to December 1999.  Mr. Schleicher was a business consultant, advisor and investor with and to leverage buyout firms from July 1997 to June 1998. From June 1996 to June 1997, Mr. Schleicher served as President and Chief Executive Officer of ProCommunications, Inc.  From July 1995 to June 1996, Mr. Schleicher was a private investor. From 1989 to July 1995, Mr. Schleicher served as Chief Operating Officer for and a director of Nextel Communications, Inc.

David E. Vaughn has served as a Director of the Company since July 2001. Mr. Vaughn also served as President and Chief Executive Officer to the Company from February 2001 to February 2002.  From January 1999 to December 2000, Mr. Vaughn was Senior Vice President and Chief Operations Officer with Magellan Corporation.  Also with Magellan, Mr. Vaughn served as Senior Vice President, Strategic Business Alliances from August 1998 to January 1999.  From May 1991 to July 1998, Mr. Vaughn was with Trimble Navigation Limited in a variety of positions including Executive Vice President, Tracking and Communications Products Division and, most recently, as Executive Vice President, Corporate Business Development.

Charles R. Trimble has served as a Director of the Company since January 2002.  Mr. Trimble is currently serving as Chairman of the United States GPS Industry Council (USGIC).  Mr. Trimble also serves as a Director of KVH Industries, Inc.  Mr. Trimble was one of the founders of Trimble Navigation Limited in 1978 and served as President, Chief Executive Officer and a director of Trimble Navigation Limited from 1981 to 1998.

Graham C. Purves was appointed Vice President, Sales in January 2002.  Mr. Purves previously served as Vice President, Sales and Marketing from October 1998.  Mr. Purves assumed additional responsibility for product development in July 1999. Mr. Purves was previously Director, Custom Products Group from January 1, 1998 until October 26, 1998.  Mr. Purves was Director, Business Operations for the Company’s GPS business unit since August 1994 until February 1998. From August 1988 to August 1994 Mr. Purves has served in various capacities at the Company including Manager, VLSI Design Group.

Anthony J. Murfin was appointed Vice President, Business Development in January 2002.  Mr. Murfin has also served as Director, Aviation Group from January 1, 1998.  Mr. Murfin was previously Director, Corporate

Accounts for the Company from May 1996 to December 1997 and was Director of Sales from April 1994 to May 1996. From January 1980 to April 1994, Mr. Murfin served in various capacities including Business Development Manager in the Avionics Division of CMC Electronics Inc. From September 1977 until January 1980 Mr. Murfin was employed at CAE Electronics.

Farlin A. Halsey, Jr. was appointed Vice President, Marketing in July 2002.  From August 2001 to January 2002, Mr. Halsey was Vice President of Marketing for JP Mobile, a mobile server company.  From July 1999 to August 2001, Mr. Halsey was Director of Marketing-Personal Navigation with Navigation Technologies Corporation. From April 1993 to July 1999, Mr. Halsey served in various sales and marketing positions for Topcon America Corporation.

B.                                                            Compensation

Directors who are not employees of the Company receive $10,000 per year for services provided in their capacity as directors plus $1,000 for each Board of Directors meeting such director attends, except for the Chairman of the Board of Directors who receives $20,000 per year and $2,000 for each meeting he attends and the Vice Chairman who receives $15,000 per year and $1,500 for each meeting he attends.  Directors are also paid $1,000 per meeting of the Compensation and Audit and Finance Committee.  Notwithstanding the foregoing, James Close, Gregory Yeldon and Greg Baylin, being representatives of CMC Electronics, have waived any fees to which they are otherwise entitled.  In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors.  Other than with respect to reimbursement of expenses, directors who are employees of the Company do not receive additional compensation for service as a director.  The aggregate amount of cash compensation paid or accrued by the Company to all officers and directors as a group during fiscal 2002 was $983,838.

The following Summary Compensation Table sets forth the compensation earned during each of the three years ended December 31, 2002 by the Company’s President, the Company’s other current executive officers whose salary and bonus for services in all capacities to the Company exceeded US$100,000 during such year (collectively, the “Named Executive Officers”), and all directors and executive officers as a group:

Summary Compensation Table

					Annual Compensation
Name and Principal Position	Year	Salary			Bonus		Other Annual Compensation

Jonathan W. Ladd Chief Executive Officer and President	2002		$239,038	(1)		$119,418		$130,830	(2)

Werner Gartner	2002		$169,837			$69,300		$8,359	(4)
Executive Vice President and	2001		$162,458			$33,000		$27,024	(3)(4)
Chief Financial Officer	2000		$150,000	(4)		$—		$24,904	(3)(4)

David E. Vaughn	2002		$80,087	(5)		$—		$105,269	(5)
Former Chief Executive Officer and President	2001		$341,000	(5)		$—		$—

All directors and executive officers as a group (ten persons in 2002, eight persons in 2001 and nine persons in 2000	2002 2001 2000	$ $ $	550,662 558,458 537,207		$ $ $	188,718 33,000 —	$ $ $	244,458 27,024 405,541

(1)                                  Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(2)                                  Represents Mr. Ladd’s total relocation costs paid by the Company.

(3)                                  Includes compensation for Mr. Gartner for assuming, in addition to his regular duties, the duties of Acting Interim President and Chief Executive Officer, after Mr. Douglas R. Reid’s (former Chief Executive Officer and President) resignation in November 2000, of $17,500 in 2000 and $17,500 in 2001.

(4)                                  Includes matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans (“RRSP”).  Re-classified for 2000.

(5)                                  Mr. Vaughn resigned as Chief Executive Officer and President in February 2002.  Mr. Vaughn’s compensation includes $80,087 in consulting fees as Chief Executive Officer and President for January and February 2002 and $105,269 for acting as a consultant to the Company for the remainder of 2002.  Mr. Vaughn’s fees do not include director’s fees of $4,500 paid for Board of Director services in 2002.

Stock Option Plans

The Company has registered up to 1,115,000 Common Shares and 146,000 Common Shares, for issuance under the Company’s Employee Stock Option Plan and Directors Stock Option Plan, respectively.  Both Plans provide an opportunity for eligible participants of the Company to acquire Common Shares of the Company.  Under the Plans, eligible employees of the Company and non-employees who have some relationship with the Company may receive grants of options to purchase Common Shares.  The prices for the Common Shares are as specified in the various option agreements governing the issuance of such Common Shares.  Such prices are determined in relation to the market price of the Common Shares on the respective dates upon which such options are granted.

The following table sets forth certain information regarding outstanding options to purchase securities held by the Company’s executive officers and directors as of March 17, 2003.

Title – Stock Options	Total Amount	Purchase Price(1)	Expiration Date

Jonathan W. Ladd	30,000	US$2.50	2/18/2012
	30,000	US$2.25	2/12/2013
	20,000	US$2.25	2/12/2013

David E. Vaughn(3)	30,000	US$2.00	8/15/2004

Werner Gartner	60,000	US$7.50	2/6/2007
	20,000	US$7.50	6/30/2007
	12,000	US$1.38	3/28/2009
	7,000	US$3.06	1/16/2010
	12,000	US$1.69	1/11/2011
	15,000	US$2.25	1/14/2012
	15,000	US$2.25	2/12/2013

W. James Close(2)	—	—	—
Gregory A. Yeldon(2)	—	—	—
Gregory O. Baylin(2)	—	—	—

Richard D. Orman	7,400	US$7.50	2/6/2007
	12,600	US$7.50	3/19/2007
	7,000	US$1.38	3/28/2009
	7,000	US$1.69	1/11/2011
	7,000	US$2.26	1/16/2012

Joel A. Schleicher	20,000	US$7.50	3/19/2007
	7,000	US$1.38	3/28/2009
	7,000	US$1.69	1/11/2011
	7,000	US$2.26	1/16/2012

Charles R. Trimble	7,000	US$2.26	1/16/2012

All directors and executive officers as a group (nine persons)	340,000

(1)                                  All options were granted at not less than fair market value at date of grant.

(2)                                  Messrs. Close, Yeldon and Baylin, being representatives of CMC Electronics, have waived the right to receive any stock options that they would otherwise be entitled.

(3)                                  Mr. Vaughn resigned as Chief Executive Officer and President in February 2002.

C.                                                            Board Practices

All directors hold office until the next annual meeting of the Company’s shareholders, which has been in July for the past several years, or until their respective successors are duly appointed by the Board of Directors or their positions are earlier vacated by resignation or otherwise.

Executive officers are appointed by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their respective successors are duly appointed or their positions are earlier vacated by resignation or otherwise.

Board Committees

The Audit and Finance Committee makes recommendations to the Board of Directors with respect to the engagement or discharge of independent auditors, to review with the independent auditors the plan and results of the auditing engagement, to review the Company’s internal auditing procedures, system of internal accounting controls and financial management and to make inquiries into matters within the scope of its functions. The members of the Audit and Finance Committee were Richard D. Orman, Joel A. Schleicher and Gregory A. Yeldon.  The Board of Directors and the Audit Committee have adopted a written charter of the Audit Committee.  The Audit Committee reviews and assesses the adequacy of the charter on an annual basis.

The Compensation Committee reviews and makes recommendations to the Board of Directors concerning the compensation of the key management employees of the Company and the administration of the Company’s stock option plans.  The members of the Compensation Committee were Richard D. Orman and W. James Close.

D.                                                            Employees

As of December 31, 2002, the Company, not including Point, employed 120 permanent persons (113 in 2001 and 102 in 2000), including 57 in research and product development (51 in 2001 and 48 in 2000), 13 in sales and marketing (16 in 2001 and 10 in 2000), 28 in operations (18 in 2001 and 20 in 2000 ) and 22 in administration and finance (28 in 2001 and 24 in 2000).  The number of temporary and contract personnel was three as of December 31, 2002 (one in 2001 and six in 2000). Separately, Point employed 38 permanent staff at December 31, 2002 compared to 42 at December 31, 2001 and 52 at December 31, 2000.

The Company’s (excluding Point) staff turnover rate for 2002 was 4.5% (not including involuntary separations). Competition in recruiting personnel is intense, and the number of persons with relevant experience, particularly in engineering, is limited. The Company believes that its future success depends, in part, on its ability to attract and retain qualified technical, marketing, sales and management personnel. Any inability by the Company to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect the Company’s business, financial condition and results of operations. None of the Company’s employees is represented by a labor union, and the Company has not experienced any work stoppages.

E.                                                              Share Ownership

The following table sets forth as of March 17, 2003, the ownership of the Company’s Common Shares by each director and officer and all directors and officers as a group:

	Shares Beneficially Owned
Name	Shares	Percent
W. James Close(1)(2)(3)	4,697,500	61.1%
Gregory A. Yeldon(1)(2)	4,694,500	61.1%
Jonathan W. Ladd (4)(5)	7,500	*
David E. Vaughn(6)(7)	30,000	*
Werner Gartner(8)	124,000	1.6%
Richard D. Orman(9)	31,500	*
Joel A. Schleicher(10)	30,500	*
Gregory O. Baylin(1)(2)	4,694,500	61.1%
Charles R. Trimble(11)	1,750	*
All directors and executive officers as a group (nine persons)(12)	4,922,750	62.3%

*                                                                 Less than 1%.

(1)                                                          Represents 4,694,500 Common Shares held by CMC Electronics with whom Messrs. Close, Yeldon and Baylin are affiliated.

(2)                                                          The amount shown includes 220,000 Common Shares that are the subject of a Right of First Refusal and Call Option Agreement (the “Option Agreement”) and a Pledge and Escrow Agreement (the “Pledge Agreement”), in each case between CMC Electronics and Telexel Holding Limited (“Telexel” — see note 8).  The Option Agreement provides for (i) a right of first refusal through April 17, 2003 granting CMC Electronics the right to acquire the 220,000 Common Shares (the “Remaining Shares”) of the Company which were not sold by Telexel to CMC Electronics on the same terms and conditions as those offered to a third party and (ii) a call option through April 17, 2008 granting CMC Electronics the right to purchase, at the price specified therein, the Remaining Shares if such purchase is necessary to allow CMC Electronics to continue to hold at least 51% of the outstanding Common Shares in the event of the dilution of its percentage ownership as a result of the exercise of employee and director stock options and CMC Electronics has been unable to purchase on the open market Common Shares sufficient for this purpose.  The Option Agreement further provides that Telexel will not transfer the Remaining Shares during the term of the right of first refusal and call option, except to give effect to the Option Agreement and the Pledge Agreement.

(3)                                                          Includes 3,000 Common Shares owned by Mr. Close’s wife.

(4)                                                          Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(5)                                                          Represents vested stock options to purchase 7,500 Common Shares of the Company as of March 17, 2003.

(6)                                                          Mr. Vaughn resigned as Chief Executive Officer and President in February 2002.

(7)                                                          Represents vested stock options to purchase 30,000 Common Shares of the Company as of March 17, 2003.

(8)                                                          Includes vested stock options to purchase 104,000 Common Shares of the Company as of March 17, 2003.

(9)                                                          Includes vested stock options to purchase 30,500 Common Shares of the Company as of March 17, 2003.

(10)                                                    Represents vested stock options to purchase 30,500 Common Shares of the Company as of March 17, 2003.

(11)                                                    Represents vested stock options to purchase 1,750 Common Shares of the Company as of March 17, 2003.

(12)                                                    Includes vested stock options to purchase 204,250 Common Shares of the Company as of March 17, 2003.

Item 7                                      Major Shareholders and Related Party Transactions

A.                                                            Major Shareholders

The following table sets forth as of March 17, 2003 those persons known to the Company to be owners of more than 5% of the Company’s Common Shares:

	Shares Beneficially Owned
Name	Shares	Percent

CMC Electronics Inc.(1)(2)	4,694,500	61.1%

(1)                                                          The address of CMC Electronics Inc. is 600 Dr. Frederik Philips Boulevard, Ville Saint-Laurent, Quebec, Canada H4M 2S9.  CMC Electronics may be deemed to be a “control person” of the Company within the meaning of the rules and regulations of the Securities and Exchange Commission.

(2)                                                          The amount shown includes 220,000 Common Shares that are the subject of a Right of First Refusal and Call Option Agreement (the “Option Agreement”) and a Pledge and Escrow Agreement (the “Pledge Agreement”), in each case between CMC Electronics and Telexel Holding Limited (“Telexel”).  The Option Agreement provides for (i) a right of first refusal through April 17, 2003 granting CMC Electronics the right to acquire the 220,000 Common Shares (the “Remaining Shares”) of the Company which were not sold by Telexel to CMC Electronics on the same terms and conditions as those offered to a third party and (ii) a call option through April 17, 2008 granting CMC Electronics the right to purchase, at the price specified therein, the Remaining Shares if such purchase is necessary to allow CMC Electronics to continue to hold at least 51% of the outstanding Common Shares in the event of the dilution of its percentage ownership as a result of the exercise of employee and director stock options and CMC Electronics has been unable to purchase on the open market Common Shares sufficient for this purpose.  The Option Agreement further provides that Telexel will not transfer the Remaining Shares during the term of the right of first refusal and call option, except to give effect to the Option Agreement and the Pledge Agreement.

B.                                                            Related Party Transactions

The Company is an authorized reseller of certain CMC Electronics GPS products.  In 2002, the Company purchased $701,000 of products from CMC Electronics.  In addition in 2002, the Company purchased $125,000 of contracted engineering services and $162,000 of miscellaneous services, primarily legal and insurance related, from CMC Electronics.

In 2002, the Company sold $1,451,000 of product to Point, the Company’s joint venture with Sokkia.  In addition, the Company provided $365,000 in facilities, computer systems support and research and development support to Point and earned $106,000 in royalties on Point product sales.  The above financial transactions between the Company and Point are on a gross basis, before intercompany eliminations.

During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point with the Company’s share being US$407,000.  The related party notes receivable of $1,932,000 ($1,595,000 at December 31, 2001) reflects the Company’s proportionate joint venture interest in the aggregate borrowing by Point from the Company and Sokkia of US$4,830,000, which was outstanding as of March 17, 2003.  The loans are secured by the assets of Point, and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and U.S. prime rate in 2000).  On January 23, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330,000 is due on June 30, 2003 and US$500,000 is due December 31, 2003.

In addition, the Company and Sokkia provided US$1,500,000 in equity financing to Point.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point remained at 49%.

In January 2001, the Company signed a number of agreements under which the Company acquired a 48.7% equity interest in Mezure.  The agreements included a US$400,000 cash investment which the Company had previously advanced and for which the Company had made a full provision.  The Company also advanced a further US$270,000 loan to Mezure from January 5 to July 23, 2001.  The Company has recorded a full provision against the potential non-payment of these loans.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans to Mezure into additional common shares.  Effective with this conversion, the Company acquired a 74% controlling interest in Mezure and consolidated Mezure’s financial results.  In April 2002, the Company’s equity interest was diluted to approximately 70%.

David E. Vaughn, the Company’s former Chief Executive Officer and President until February 2002, continued to provide consultant services to the Company on various business matters.  In 2002, the Company paid Mr. Vaughn $105,269 for these services.

On February 11, 2003, the Company announced the signing of a Memorandum of Understanding (“MOU”) with CMC Electronics Inc. to acquire CMC Electronics’ Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the Company’s total addressable market in core segments and should also create entry points into new vertical markets, such as timing and marine.  Based on the MOU, the Company expects the purchase price of the CMC Electronics’ GPS OEM product line to be comprised of approximately $130,000 at closing and $600,000 payable over time as a royalty on revenue generated by this business (see “Risk Factors”).  The target date for the actual transfer of the business is in early April 2003.

C.                                                            Interests of Experts and Counsel

Not applicable

Item 8                                      Financial Information

A.                                                            Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements” and “Item 4 -  Information on the Company, Business Overview - Legal  Proceedings.”

Item 9                                      The Offer and Listing

A.                                                            Offer and Listing Details

The Company’s common shares have been listed on The Nasdaq Stock Market since February 7, 1997.  The following are the price ranges as reported by The Nasdaq Stock Market for the periods indicated.

	US $
	High	Low
Annual
2002	$5.200	$1.760
2001	$2.750	$1.250
2000	$10.500	$1.188
1999	$3.813	$1.000
1998	$10.750	$1.313
1997 (Feb – Dec)	$12.375	$4.500

Quarterly
Q4 – 2002	$2.820	$1.760
Q3 – 2002	$2.840	$1.810
Q2 – 2002	$5.200	$2.550
Q1 – 2002	$4.000	$2.100
Q4 – 2001	$3.050	$1.400
Q3 – 2001	$2.310	$1.300
Q2 – 2001	$2.100	$1.250
Q1 – 2001	$2.688	$1.281

Monthly
February 2003	$3.000	$1.900
January 2003	$2.900	$2.000
December 2002	$2.820	$2.110
November 2002	$2.800	$1.800
October 2002	$2.200	$1.760
September 2002	$2.310	$1.810

B.                                                            Plan of Distribution

Not applicable

C.                                                            Markets

Effective February 4, 1997, the Company’s shares commenced trading in the United States on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol “NGPSF.”  The Company’s shares are not listed on any other non-United States trading market.  On March 15, 1999, the Company’s symbol was changed to “NGPS”.

Prior  to February 4, 1997, the Company’s shares were not listed on any trading market.

A significant number of the Company’s securities are held in street name. To the best of the Company’s knowledge, as of March 14, 2003, there were 12 shareholders of record resident in the United States, including Cede & Co., holding approximately 2,979,745 shares, representing 38.77% of the Company’s shares then outstanding.  In total the Company has 24 shareholders of record.

D.                                                            Selling Shareholders

Not applicable

E.                                                              Dilution

Not applicable

F.                                                              Expenses of the Issue

Not applicable

Item 10                               Additional Information

A.                                                            Share Capital

Not applicable

B.                                                            Articles and By-laws

The Corporation is registered under the Canada Business Corporations Act (“CBCA” or the “Act”) as corporation number 076226-1 and has the capacity and, subject to the provisions of the Act, the rights, powers and privileges of a natural person.

Powers of Directors

Subject to any unanimous shareholder agreement, the directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.  Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

The Act requires every director or officer who is a party to a material contract or a proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any person who is a party to a material contract or a proposed material contract with the Corporation to disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest, and refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the CBCA.  However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.  The articles and by-laws do not require an independent quorum to enable the directors to vote compensation to themselves or any member of their body.  The Act also provides that the shareholders of the Corporation may examine the portion of any minutes of the meetings of the Directors that contain such disclosures of conflict of interest.

Unless the articles or by-laws of or a unanimous shareholder agreement relating to the Corporation otherwise provide, the articles of the Corporation are deemed to state that the directors of the Corporation may, without authorization of the shareholders, (a) borrow money on the credit of the Corporation, (b) issue, reissue, sell or pledge debt obligations of the Corporation, (c) to the extent permitted by the CBCA, give financial assistance to anyone by means of a loan, guarantee or otherwise to secure performance of an obligation of such person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.  The Corporation does not have a unanimous shareholder agreement and its articles and by-laws do not limit the above powers.

Directors of the Corporation are not required to own shares of the Corporation in order to qualify as a director and the directors are not required to retire upon reaching a specified age.

Description of Securities

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of First Preference Shares.

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Corporation, except meetings at which holders of another specified class of shares are exclusively entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings. The holders of Common Shares are entitled to receive such dividends as the directors may in their discretion declare, regardless of whether dividends are declared on any other class of shares.  Upon liquidation, dissolution or wind-up of the Corporation, the holders of Common Shares are entitled to receive any remaining property after payment of any amount required to redeem or retract the issued and outstanding First Preference Shares.

The First Preference Shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by the directors of the Corporation.  The directors are authorized, before the issue of the series, to determine the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series.

The First Preference Shares of each series rank equally with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up and in priority to the Common Shares and any other shares of the Corporation ranking junior to the First Preference Shares.  In addition, if any amount of cumulative dividend or declared non-cumulative dividend or an amount payable on return of capital in respect of shares of a series of First Preference Shares is not paid in full, the shares of the series are entitled to participate rateably with the shares of any other series of the same class in respect of such amounts.

In accordance with the provisions of the CBCA, the amendment of certain rights of holders of a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders.  Pursuant to the Company’s By-laws a quorum for a meeting of the holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33 1/3% of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board.  In circumstances where the rights of Commons Shares may be amended to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Common Shares, holders of Common Shares have the right under the CBCA to dissent from such amendment and require the Company to pay them the then fair value of the Common Shares.

Shareholder Meetings

There are two types of shareholder meetings:  the regular annual meeting and the special meeting.  Pursuant to the CBCA, the annual shareholder meeting shall be held not later than fifteen months after the holding of the last preceding annual meeting but no later than 6 months after the end of the Corporation’s preceding financial year, unless an order extending the time for calling the annual meeting is obtained. The Directors may at any time call a special meeting of shareholders.

A notice stating the day, hour and place of meeting and, if special business is to be transacted details of the nature of the business, must be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder entitled to vote at the meeting and to each director of the Corporation and to the auditor of the Corporation by prepaid mail not less than 21 days and not more than 60 days before the meeting unless such requirement is otherwise waived.  The Corporation must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting.  Only shareholders of record on such date will be entitled to notice of the meeting.

Votes at meetings of shareholders may be given either personally or by proxy.  Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

C.                                                            Material Contracts

In the past two years, the Company has not entered into any material contracts other than contracts entered into in the ordinary course of  business.  See “Item 4 - Information on the Company.”

D.                                                            Exchange Controls

Investment Canada Act

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10 - Additional Information, Taxation.”

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preferred Shares of the Company with voting rights (collectively, “Voting Shares”), other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act

generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equalled or exceeded $218 million for the year 2002 and $223 million for the year 2003.  A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO investor if it is a “WTO investor-controlled entity” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E.                                                              Taxation

This summary of the primary income tax considerations takes into account the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this report, and the current published administrative practices and policies of the Canada Customs and Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations.  This summary is generally applicable to persons who acquire Common Shares pursuant to this offering who (i) throughout the period during which the purchaser owns the Common Shares, is not resident in Canada for the purposes of the Tax Act and is a resident of the United States for the purposes of the Convention, (ii) holds Common Shares as capital property, (iii) deals at arm’s length with the Company, (iv) does not use or hold, and is not deemed to use or hold, such Common Shares in, or in the course of, carrying on a business or providing independent personal services in Canada, and (v) does not own, or is not treated as owning, 10% or more of the outstanding voting shares of the Company (a “U.S. Holder”).

This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of Common Shares.  The Common Shares generally will be considered to be capital property to a U.S. Holder unless either the U.S. Holder holds those shares in the course of carrying on a business or the U.S. Holder has acquired those shares in one or more transactions considered to be an adventure in the nature of trade.

Dividends paid or credited, or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax at the rate of 15% (reduced from 25% by the Convention) for U.S. Holders who beneficially own the dividends.  The Company assumes responsibility for the withholding of tax on dividends to a U.S. Holder at the source.

A U.S. Holder will not be subject to tax under the Tax Act on any gain in respect of the disposition or deemed disposition of Common Shares unless those Common Shares constitute “taxable Canadian property” as defined in the Tax Act. The Common Shares generally will not constitute taxable Canadian property to a U.S. Holder unless the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with those persons, owns, or has at any time within the 60 month period ending at the time of the disposition owned, 25% or more of the issued shares of any class or series of the Company.  If the foregoing test is met, any rights to acquire such shares also will be considered taxable Canadian property to that U.S. Holder. Even if the Common Shares are taxable Canadian property to a U.S. Holder, under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares generally would not be taxable in Canada unless the value of the Common Shares is derived principally from real property situated in Canada.

F.                                                              Dividends and Paying Agents

Not applicable

G.                                                            Statement by Experts

Not applicable

H.                                                            Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at its headquarters at 1120 – 68th Avenue N.E., Calgary, Alberta, T2E 8S5, CANADA.  The Company provides access to its Quarterly Reports filed on Form 6-K and Annual Report on Form 20-F on its internet website free of charge, as soon as reasonably practicable after those reports are electronically filed.

The Corporation’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

As a foreign private issuer, the Corporation is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.  As the Corporation is a foreign private issuer, the Corporation’s directors and officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.                                                                 Subsidiary Information

Not applicable

Item 11                               Quantitive and Qualitative Disclosures about Market Risk

Most of the Company’s revenues (over 95% in 2002) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  At December 31, 2002, the Company had forward foreign currency contracts to sell US $3.0 million between February 28, 2003 and April 30, 2003 at rates between $0.6429 and $0.6440.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in such hedging activities.

The following table sets forth the potential gains on losses that would arise on the Company’s foreign currency options and forward foreign currency contracts as of December 31, 2002, under various hypothetical US dollar to Canadian dollar exchange rates:

CDN$ vs.US$	Gain/(loss)
CDN$

$0.58	$(190,000)
0.60	(130,000)
0.62	(70,000)
0.64	(10,000)
0.66	50,000
0.68	110,000
0.70	170,000

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

Item 12       Description of Securities other than Equity Securities

Not applicable

PART II

Item 13       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14       Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15       Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectives of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company would be made know to them by others within those entities.

Changes in Internal Controls.  There were no significant changes in the Company’s internal controls or to the Company’s knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date.

Item 16       [Reserved]

Not applicable.

Item 17       Financial Statements

Not applicable.

Item 18       Financial Statements

See Item 19 below for Financial Statements filed as a part of this Annual Report.

Item 19       Financial Statements and Exhibits

(a)                                  Financial Statements

1. Report of Independent Chartered Accountants

2. Consolidated Balance Sheets

3. Consolidated Statements of Operations

4. Consolidated Statements of Shareholders’ Equity (Deficit)

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

7. Financial Statement Schedules

(b)                                 Exhibits

2.1	Agreement of Purchase and Sale of Assets dated November 3, 1995 between NovAtel Communications Ltd. and Harris Corporation.(1)
2.2	Asset Purchase Agreement dated July 12, 1996 between NovAtel Communications Ltd., NovAtel Wireless, Inc., NovAtel Wireless Solutions, Inc. and NovAtel Wireless Technology, Inc.(1)
2.3	Amendment to the Asset Purchase Agreement dated August 21, 1996 between NovAtel Communications Ltd., NovAtel Wireless, Inc., NovAtel Wireless Solutions, Inc. and NovAtel Wireless Technology, Inc.(1)
3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.(1)
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)
10.4	Intellectual Property License and Assignment Agreement dated November 3, 1995 between NovAtel Communications Ltd. and Harris Corporation.(1)
10.5	Technology Agreement dated February 27, 1994 between Japan Radio Co., Ltd., JRC Canada Inc., JRC International Inc., Telexel Holding, Ltd., NovAtel Communications Ltd. and NovAtel Carcom, Inc.(1)
10.6	Share Purchase Agreement dated May 13, 1992 between her Majesty the Queen in Right of Alberta, 473654 Alberta Ltd., 475342 Alberta Ltd., 496072 Alberta Ltd. and Telexel Holding Limited.(1)
10.7	Post Purchase Agreement dated May 29, 1992 between Her Majesty the Queen in Right of Alberta, 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.8	Surplus Systems Assets Agreement dated May 29, 1992 between NovAtel Communications Ltd., 475342 Alberta Ltd. and Her Majesty the Queen in Right of the Province of Alberta.(3)
10.9	Settlement Agreement dated March 18, 1994 between North West Trust Company, as representative of 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.10	Letter dated February 7, 1997 amending Settlement Agreement.(2)
10.11	Post Purchase Agreement Amending Agreement dated March 18, 1994 between Her Majesty the Queen in Right of Alberta, 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.12

Guarantee of Post Purchase Agreement dated May 29, 1992 by NovAtel Communications Ltd. in favour of Her Majesty the Queen in Right of Alberta (amended by Settlement Agreement dated March 18, 1994, filed hereto as Exhibit 10.9).(1)

10.13	Definitive Project Agreement #1 dated July 1, 1998 between Canadian Marconi Company and NovAtel Inc.(3)

10.14	Reseller and License Agreement dated May 22, 1998 between NovAtel Inc. and Canadian Marconi Company.(3)
10.15	Final Agreement dated December 31, 1997 between ViaSat Geo-Technologie Inc. and NovAtel Inc. (2)
10.16	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (2)
10.17	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(3)
10.18	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.19	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.20	Agreement dated June 28, 2000 between NovAtel Inc. and Raven Industries Inc.(5)
10.21	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.22	Amendment No. 1 to Definitive Project Agreement made effective November 15, 2000 between NovAtel Inc. and BAE Systems Canada Inc.(5)
10.23	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.24	Amendment dated February 2, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc.(5)
10.25	Consulting Services Agreement dated February 19, 2001 between NovAtel Inc. and David E. Vaughn.(5)
10.26	Amendment dated May 8, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc. (6)
10.27	Amendment dated June 18, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc. (6)
10.28	Offer Letter of Employment dated January 3, 2002 between NovAtel Inc. and Jonathan W. Ladd. (6)
10.29	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002.
10.30	Amendment No. 2 to Definitive Project Agreement made effective October 1, 2002 between NovAtel Inc. and CMC Electronics Inc.
21.1	List of Subsidiaries. (1)
23.1	Consent of Deloitte & Touche LLP.
99.1	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer.

(1)                                  Incorporated by reference to Registrant’s registration statement on Form F-1 (Registration Statement No. 333-6088).

(2)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1997.

(3)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1998.

(4)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1999.

(5)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2000.

(6)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.

By:	/s/ JONATHAN W. LADD
Jonathan W. Ladd President and Chief Executive Officer

Date:  March 31, 2003

CERTIFICATIONS

I, JONATHAN W. LADD, certify that:

1.                                       I have reviewed this annual report on Form 20-F of NovAtel Inc.

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officer and I have indicated in this annual report whether or not there were  significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:                    March 31, 2003

/s/ JONATHAN W. LADD
Jonathan W. Ladd (Principal Executive Officer)

I, WERNER GARTNER, certify that:

1.                                       I have reviewed this annual report on Form 20-F of NovAtel Inc.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:                    March 31, 2003

/s/ WERNER GARTNER
Werner Gartner (Principal Financial Officer)

NOVATEL INC.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheet of NovAtel Inc. as at December 31, 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations.  Those auditors expressed an opinion without reservation on those consolidated financial statements in their report dated February 1, 2002.

/s/ DELOITTE & TOUCHE LLP
Calgary, Canada	DELOITTE & TOUCHE LLP
March 5, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph outlining changes in accounting principles that have been implemented in the financial statements.  As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for stock options to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3870.

/s/ DELOITTE & TOUCHE LLP
Calgary, Canada	DELOITTE & TOUCHE LLP
March 5, 2003	Chartered Accountants

This is a copy of the report previously issued by Arthur Andersen LLP.  The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report on Form 20-F.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP
Calgary, Canada	ARTHUR ANDERSEN LLP
February 1, 2002	Chartered Accountants

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2002	2001
ASSETS

Current assets:
Cash and short-term investments (Note 8)	$6,572	$4,794
Accounts receivable (Notes 3 and 12)	9,634	6,050
Related party receivables (Note 15)	730	665
Related party notes receivable (Note 15)	1,932	1,595
Inventories (Note 4)	4,780	6,562
Prepaid expenses and deposits	284	286
Total current assets	23,932	19,952

Capital assets (Note 5)	2,460	2,854
Intangible assets (Notes 6 and 9)	1,902	2,487
Deferred development costs (Note 7)	2,596	2,528
Total assets	$30,890	$27,821

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$5,848	$4,469
Related party payables (Note 15)	327	418
Notes payable (Notes 16 and 17)	2,418	1,964
Deferred revenue and customer deposits	531	202
Provision for future warranty costs	344	285
Capital lease obligations – current portion (Note 9)	92	330
Total current liabilities	9,560	7,668

Deferred gain on sale/leaseback of capital assets (Note 5)	685	814
Capital lease obligations – long-term portion (Note 9)	98	253
Total liabilities	10,343	8,735

Commitments and contingencies (Note 9)

Shareholders’ equity (Note 11):
Capital stock	35,572	35,596
Contributed surplus	13	25
Deficit	(15,038)	(16,535)
Total shareholders’ equity	20,547	19,086
Total liabilities and shareholders’ equity	$30,890	$27,821

The accompanying notes are an integral part of these consolidated financial statements

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Revenues (Notes 12 and 15)
Product sales	$27,255	$23,241	$23,980
NRE fees	6,179	4,996	863
Total revenues	33,434	28,237	24,843

Cost of sales (Note 15)
Cost of product sales	12,020	10,730	10,360
Cost of NRE fees	4,055	2,542	482
Total cost of sales	16,075	13,272	10,842

Gross profit	17,359	14,965	14,001

Operating expenses:
Research and development	5,519	6,827	8,161
Selling and marketing	5,717	3,859	4,527
General and administration	4,433	4,170	3,661
Total operating expenses	15,669	14,856	16,349

Operating income (loss)	1,690	109	(2,348)

Interest income, net	84	138	319
Other expense (Note 13)	(200)	(124)	(769)

Income (loss) from continuing operations before income taxes	1,574	123	(2,798)

Provision for income taxes (Note 14)	77	13	13

Net income (loss) from continuing operations	1,497	110	(2,811)

Net income from discontinued operations	—	—	16

Net income (loss)	$1,497	$110	$(2,795)

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.19	$0.01	$(0.37)
Discontinued operations	—	—	0.01
Net income (loss) per share	$0.19	$0.01	$(0.36)

Weighted average shares outstanding (basic) (Note 11)	7,681	7,690	7,676

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$0.19	$0.01	$(0.37)
Discontinued operations	—	—	0.01
Net income (loss) per share	$0.19	$0.01	$(0.36)

Weighted average shares outstanding (diluted) (Note 11)	7,824	7,704	7,816

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Common Shares (Note 11)		Contributed Surplus	Deficit	Total Shareholders’ Equity
	Number	Amount

December 31, 1999	7,674	$35,602	$—	$(13,850)	$21,752
Common shares issued	4	12	—	—	12
Net loss	—	—	—	(2,795)	(2,795)
December 31, 2000	7,678	$35,614	$—	$(16,645)	$18,969
Common shares issued	17	35	—	—	35
Repurchase of shares	(12)	(53)	25	—	(28)
Net income	—	—	—	110	110
December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued	14	31	—	—	31
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	1,497	1,497
December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities:
Net income (loss) from continuing operations	$1,497	$110	$(2,811)
Net income from discontinued operations	—	—	16
Charges and credits to operations not involving an outlay of cash:
Amortization	2,127	2,415	2,666
Gain on disposal of capital assets	(23)	(5)	(74)
Gain on dilution of equity interest in Mezure, Inc. (Note 17)	(121)	—	—
Amortization of deferred gain on sale/leaseback of capital assets	(129)	(130)	(154)
Non-controlling interest	—	(11)	8
Net change in non-cash working capital related to operations (Note 18)	(189)	(2,802)	1,022
Cash provided by (used in) operating activities	3,162	(423)	673

Financing activities:
Issuance of shares (Note 11)	31	35	12
Repurchase of shares (Note 11)	(67)	(28)	—
Equity financing of joint venture (Note 16)	588	—	—
Related party notes receivable	(337)	(169)	(1,426)
Notes payable	613	184	1,426
(Decrease) increase in capital lease obligations (Note 5)	(393)	48	(388)
Cash provided by (used in) financing activities	435	70	(376)

Increase (decrease) in cash before investing activities	3,597	(353)	297

Investing activities:
Purchase of capital and intangible assets	(1,204)	(937)	(1,487)
Proceeds from disposal of capital assets	98	36	145
Investment in Point, Inc. (Note 16)	(588)	—	—
Investment in Mezure, Inc. (Note 17)	—	(3)	—
Settlement payment on divestitures	—	—	(423)
Deferred development costs	(125)	(4)	(757)
Cash used in investing activities	(1,819)	(908)	(2,522)

Increase (decrease) in cash and short-term investments	1,778	(1,261)	(2,225)
Cash and short-term investments, beginning of year	4,794	6,055	8,280
Cash and short-term investments, end of year	$6,572	$4,794	$6,055

Cash and short-term investments consisted of:
Cash and cash equivalents	$1,700	$1,938	$1,895
Restricted short-term investments	3,455	2,827	4,160
Other short-term investments	1,417	29	—
	$6,572	$4,794	$6,055

Interest paid related to bank advances and capital lease obligations	$27	$33	$49
Income taxes paid	$40	$71	$54

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data and unless otherwise stated)

Note 1                                    Nature of Business

NovAtel Inc. (NovAtel or the Company) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS).

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a company, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 16).

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company’s outstanding common shares from the Company’s two former principal shareholders.  On November 29, 1999, BAE SYSTEMS p.l.c. acquired control of the Company through the acquisition of approximately 51.6% of the common shares of CMC Electronics (see Notes 9 and 14).  On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 14).

As of December 31, 2002, the Company owned a 70% equity interest in Mezure, Inc., a company developing a GPS, wireless communication and interest based product for deformation monitoring of manmade and natural structures.  Mezure, Inc., is dependent on external financing to continue its operations (see Note 17 and 21).

Note 2                                    Significant Accounting Policies

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  The material differences between Canadian and United States of America (U.S.) generally accepted accounting principles are described in Note 20.  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate 49% joint venture interest in the accounts of Point, Inc.

b) Foreign Currency Translation

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in other income (expense).

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in income.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less.

d) Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

e) Capital Assets, Intangible Assets and Amortization

Capital assets are recorded at cost.  Maintenance and repair costs of a routine nature are charged to operations as incurred, and renewals and betterments that extend the economic useful life of an asset are capitalized.

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years

Research and development equipment	4 years

Production equipment	5 years

Leasehold improvements	over term of leases

Furniture and fixtures	10 years

Product tooling	2 years

Patents and other intangibles	5 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values.  When an impairment has occurred, a loss is recognized in the period.

                f) Revenue Recognition

                Revenues from product sales are recognized at the time of shipment to the customer.  Revenues from non-recurring engineering fees are recognized at the time services are rendered.  On long-term contracts, revenue is generally recognized using the percentage of completion method relative to total cost incurred or customer milestones achieved.  Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets.  Such penalities are included in revenue or cost estimates when amounts can be resonably determined.  On certain long-term contracts,  in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred.

g) Research and Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility.  In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

h) Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i) Stock-based Compensation Plans

Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 19.  The Company is applying the new recommendations to all options granted.

j) Income Taxes

Effective January 1, 2000, the Company adopted the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

k) Investment Tax Credits

Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method as they are received, as there is not a high degree of assurance that the Company will be able to realize the benefit from these credits.

l) Post Employment Benefits

The Company currently provides certain life insurance and extended health care benefits for employees as they retire.  Substantially all of the health care benefits are self-insured, while life insurance benefits are provided through an insurance contract.  The Company recognizes the cost of providing such benefits as the related services are rendered by employees.

m) Earnings Per Share

Effective January 1, 2001, the Company adopted the revised provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants with respect to earnings per share.  The new standard requires that the “treasury stock” method rather than the “imputed earnings” approach be used to determine the dilutive effect of instruments such as warrants and options.  Under the treasury stock method, diluted earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares of the Company at the average market price during the period.  The new accounting policy has been applied retroactively with restatement of prior period financial statements and had no impact on the reported results for any current or prior period reported herein.

n) Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles.  Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization.  Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

Note 3                                    Accounts Receivable

	December 31, 2002	December 31, 2001

Trade receivables, net	$9,215	$5,919
Goods and Services Tax receivable	279	97
Other	140	34
	$9,634	$6,050

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,077 at December 31, 2002 and $676 at December 31, 2001.

Note 4                                    Inventories

	December 31, 2002	December 31, 2001

Raw materials and components	$1,257	$1,995
Work-in-progress	207	349
Finished goods	3,316	4,218
	$4,780	$6,562

The inventory balances are net of a provision for excess and obsolete inventory of $1,461 at December 31, 2002 and $964 at December 31, 2001.

Note 5                                    Capital Assets

	December 31, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Computer and ancillary equipment	$5,534	$4,779	$755	$5,088	$4,315	$773
Production, research and development equipment	2,898	2,238	660	2,568	1,929	639
Leasehold improvements	111	32	79	111	14	97
Furniture and fixtures	1,778	1,013	765	602	311	291
Product tooling	1,136	1,047	89	1,101	957	144
Equipment under capital lease	296	184	112	1,457	547	910
	$11,753	$9,293	$2,460	$10,927	$8,073	$2,854

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110.  The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

On September 28, 2001, the Company entered into a sale/leaseback transaction with HSBC Leasing, whereby certain tooling and computer equipment was sold for $300 and a three year lease obligation.

Note 6                                    Intangible Assets

Intangible assets, comprised primarily of patents, purchased technology and goodwill, are net of accumulated amortization of $3,856 at December 31, 2002 and $3,106 at December 31, 2001.

Note 7                                    Deferred Development Costs

	December 31, 2002	December 31, 2001

Deferred development costs	$2,689	$2,564
Accumulated amortization	(93)	(36)
	$2,596	$2,528

In the year ended December 31, 2002, the Company deferred $125 of development costs related to the development of a certified aviation GPS receiver, compared to $4 in 2001 and $757 in 2000.  With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.  The Company amortized $57 of these deferred costs in the year ended December 31, 2002 ($36 in 2001 and $nil in 2000).

At December 31, 2002, the Company had deferred $2,596 of development costs.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations.

Note 8                                    Bank Advances

At December 31, 2002, lines of credit were available with the HSBC Bank Canada and the Toronto Dominion Bank.  The lines of credit are payable on demand and are secured by $3,455 of short-term investments held as compensating balances. The bank advances bear interest at the banks’ prime rate on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of between US $5,468 and US $7,500 of forward foreign exchange contracts (depending on the maturity date of the contracts).  At December 31, 2002, portions of the lines of credit were utilized to support $79 of letters of credit ($80 at December 31, 2001) and the margin requirements on US $3,000 in forward foreign exchange contracts leaving $1,571 available for day-to-day operating requirements and the margin capacity available to enter into an additional US $2,468 to US $4,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

Note 9                                    Commitments and Contingencies

a) At December 31, 2002, purchase commitments were outstanding for approximately $4.8 million pertaining primarily to the acquisition of inventory, supplies and services.

b) The Company’s facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2009.  Payments under the leasing arrangements are as follows:

	Capital Leases	Operating Leases

2003	$102	$909
2004	101	997
2005	—	1,000
2006	—	944
2007	—	895
2008 and beyond	—	1,102
Total future minimum lease payments	203	$5,847
Less: imputed interest (7.0%)	(13)
Balance of capital lease obligations	190
Less: current portion	(92)
Capital lease obligations - long-term portion	$98

c) As at December 31, 2002, intangible assets included $492 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of December 31, 2002, the Company has not provided for any impairment of these intangible assets.

d) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

Note 10                             Financial Instruments

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.  The contracts are normally for terms of up to twelve months and are used as hedges of the Company’s net U.S. dollar cash requirements.  The contracts are not used for trading or speculative purposes.  Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar cash requirements beyond 60 days are recognized when the underlying cash flows are realized.

At December 31, 2002, the Company has foreign currency options and forward foreign currency contracts to sell US $3,000 between February 28, 2003 and April 30, 2003 at rates between $0.6429 and $0.6440.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.  The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

Note 11                             Shareholders’ Equity

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,685 common shares are outstanding as of December 31, 2002 (7,683 in 2001 and 7,678 in 2000).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over the following twelve month period.  By the time the program expired on September 3, 2002, the Company had repurchased 23 shares.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant except for 30 options granted on February 13, 2001, which have a six month vesting period. As of December 31, 2002, the Company has authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 38 had been exercised.

A summary of the status of the Company’s stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000
Options	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	834	US $5.08	954	US $6.19	938	US $6.37
Granted	198	2.41	175	1.74	105	3.07
Exercised	(13)	1.47	(17)	1.38	(4)	1.95
Forfeited	(45)	4.87	(278)	6.99	(85)	4.54
Outstanding at End of year	974	US $4.59	834	US $5.08	954	US $6.19
Options exercisable at end of year	624	US $5.94	553	US $6.47	697	US $7.09

The following table summarizes information about the stock option plans as of December 31, 2002:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US $7.50 to $11.25	438	4.4	years	US $7.67	438	US $7.67
$4.00	3	9.3		4.00	—	—
$2.25 to $3.44	257	8.5		2.58	36	3.07
$1.38 to $2.00	276	6.6		1.59	150	1.57
US $1.38 to $11.25	974	6.1		US $4.59	624	US $5.94

In January and February 2003, the Company granted an additional 184 options, with an exercise price of US $2.25, to employees.

Note 12                             Major Customers, Export Sales and Suppliers

Certain major customers accounted for significant portions of the sales from continuing operations.  The table below reflects customers whose purchases represented more than 10% of the Company’s total revenues in any of the periods indicated.

	Sales by Major Customer
	Year Ended December 31,
	2002	2001	2000

Customer A	$3,781	$2,035	$2,663
Customer B	3,431	1,546	1,823
Customer C	3,151	6,108	7,211
Customer D	1,091	2,919	560
	$11,454	$12,608	$12,257
Percentage of total revenue	34%	45%	49%

Accounts receivable and related party receivables related to these major customers at December 31 were $5,255 in 2002 and $3,253 in 2001.

	Sales by Geographic Market
	Year Ended December 31,
	2002		2001		2000

U.S.A	$14,175	43%	$12,163	43%	$10,555	43%
Europe	5,515	16%	6,027	21%	3,776	15%
Asia/Australia	10,646	32%	7,537	27%	7,944	32%
Canada	2,681	8%	2,495	9%	2,337	9%
Other	417	1%	15	—	231	1%
	$33,434	100%	$28,237	100%	$24,843	100%

Certain of the Company’s products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

Note 13                             Other Expense

	Year Ended December 31,
	2002	2001	2000

Employee relocation	$(128)	$—	$—
Employee termination costs	(84)	—	(695)
Foreign exchange	(42)	4	(13)
Gain on dilution of equity interest in Mezure, Inc.	121	—	—
Financing charge on sales by Point	(47)	(164)	(165)
Miscellaneous	(20)	36	104
	$(200)	$(124)	$(769)

The 2000 employee termination costs include $548 related to the reorganization of the Company’s senior management.

Note 14                             Income Taxes

As described in Note 2, effective January 1, 2000, the Company changed its policy for accounting for income taxes by adopting the liability method of accounting for income taxes.  The new accounting policy was applied retroactively without restatement of prior period financial statements and had no impact on the financial position and reported results of operations for any current or prior periods.

Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	December 31, 2002	December 31, 2001
Future income tax assets
Loss carry forwards	$8,100	$11,800
Scientific research deductions and credits	50,400	50,600
Reserves not currently deductible for tax	850	850
Capital assets	500	300
Deferred gain on sale of building	250	300
	60,100	63,850
Future income tax liabilities
Intangible assets	(300)	(500)
Deferred development costs	(400)	(400)
Leased assets	(50)	(100)
	(750)	(1,000)

Valuation allowance	(59,350)	(62,850)
	$—	$—

The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year ended December 31,
	2002		2001		2000

Income (loss) from continuing operations before income taxes	$1,574		$123		$(2,798)
Statutory income tax expense (recovery)	$619	39.3%	$52	42.1%	$(1,248)	44.6%
Adjusted for the effects of:
Amortization expense	638		857		1,090
Research & development costs	1,160		1,399		1,231
Deferred development costs	—		(2)		(338)
Terminal loss on capital assets upon acquisition of control	—		(861)		—
Other	(48)		276		(165)
Tax loss carryforward	(2,369)		(1,760)		(570)
Large corporation tax	77		52		13
Provision for income tax	$77	4.9%	$13	10.6%	$13	N/A

a) Canadian Income Taxes

At December 31, 2002, losses were available for Canadian income tax purposes that can be carried forward to reduce future Canadian taxable income.  These losses expire as follows:

2004	$15,500
2005	—
2006	1,600
$17,100

In addition, the Company has approximately $142 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian income tax purposes.

The Company also has unutilized investment tax credits of $6.8 million available to reduce future Canadian income taxes.  These credits expire as follows:

2003	$1,200
2004	1,600
2005	700
2006	400
2007	200
2008	600
2009	400
2010	500
2011	100
2012	700
2013	400
$6,800

The Company has determined that CMC Electronics’ acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP’s acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian losses, deductions, and investment tax credits may be subject to limitation.

The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Customs and Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b) U.S. Income Taxes

The Company’s fully-owned U.S. subsidiaries file a consolidated U.S. federal income tax return. They have net operating loss carryforwards totalling approximately US $38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

Note 15                             Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,
	2002	2001	2000

Product sales to Point, Inc.	$740	$727	$1,732
Services provided to Point, Inc.	186	149	266
Royalty income from Point, Inc.	54	69	149
Engineering services charged by Point, Inc.	58	—	—
Inventory purchases from CMC Electronics and Point, Inc.	703	188	41
Contracted development costs charged by CMC Electronics	125	154	320
Product sales to CMC Electronics	191	5	—
Other charges from CMC Electronics	162	103	39
Other charges from Point, Inc.	—	6	11
Royalties charged to CMC Electronics	76	42	—
Engineering services charged to CMC Electronics	29	28	—
Consulting fees charged by David E. Vaughn, after resignation as CEO in February 2002	105	—	—

Significant related party receivables at December 31, 2002 consist of $673 from Point, Inc. ($589 at December 31, 2001) and $57 from CMC Electronics ($74 at December 31, 2001).  Related party payables at December 31, 2002 were comprised of amounts due to CMC Electronics of $318 ($399 at December 31, 2001) and $9 to Point, Inc. ($19 at December 31, 2001).

During 2002, the Company and Sokkia advanced US $830 in new loans to Point, Inc., with the Company’s share being US $407.  The related party notes receivable of $1,932 ($1,595 at December 31, 2001) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of US $4,830.  The loans are secured by the assets of Point, Inc., and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and US prime rate in 2000).  On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US $4,330 is due on June 30, 2003 and US $500 is due December 31, 2003 (see Note 16).

In addition, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc.  The Company’s share of the equity financing was US $735 and the Company’s equity interest in Point, Inc. remained at 49% (see Note 16).

Note 16                             Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,
	2002	2001	2000

Current assets	$2,247	$1,630	$2,679
Non-current assets	139	143	70
Total assets	$2,386	$1,773	$2,749

Current liabilities	$3,477	$3,072	$2,524
Long-term liabilities	—	—	—
Total liabilities	$3,477	$3,072	$2,524

Revenues	$4,635	$5,458	$5,750
Expenses	6,076	6,899	8,083
Loss	$(1,441)	$(1,441)	$(2,333)

Cash provided by (used in)
Operating activities	$(1,929)	$(202)	$(2,268)
Investing activities	$(48)	$(128)	$(48)
Financing activities	$923	$169	$1,426

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,932 ($1,595 at December 31, 2001).  The loans are secured by the assets of Point, Inc., and bore interest at rates between 3% and 6% during 2002 (6% in 2001 and US prime rate in 2000).  On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US $4,330 is due on June 30, 2003 and US $500 is due on December 31, 2003.

During 2002, the Company and Sokkia advanced US $830 in new loans to Point, Inc., with the Company’s share being US $407.  In addition, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc.  The Company’s share of the equity financing was US $735 and the Company’s equity interest in Point, Inc. remained at 49% .

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US $4,830 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2002, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $900, comprised primarily of working capital related items.  These financial statements do not reflect any adjustment that would be required if Point, Inc.’s operations were discontinued.

Note 17                             Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. in exchange for US$400 of loans receivable which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure after exercising its option to convert US$200 in loans receivable, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares.  With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, Inc., and commenced full consolidation of Mezure, Inc.’s operations from that date forward.

In April 2002, a third party investor converted $159 of notes payable into an additional 522 common shares of Mezure, which reduced the Company’s equity investment in Mezure from approximately 74% to 70%.  The Company has recognized a gain of $121 relating to its reduced ownership interest in Mezure which has been reflected in other income within the statement of operations in the period ended December 31, 2002.  (See Note 21)

The following transactions pertaining to Mezure were included in the Company’s consolidated financial results on a proportionate basis for the period January 26, 2001 to July 23, 2001.

Year Ended December 31, 2001
Revenue	$—
Expenses	326
Loss	$(326)

Cash provided by (used in)
Operating activities	$(327)
Investing activities	$(19)
Financing activities	$105

Note 18                             Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Year ended December 31,
	2002	2001	2000

(Increase) decrease in accounts receivable and related party receivables	$(3,649)	$(1,304)	$2,039
Decrease (increase) in inventories	1,782	(30)	(2,848)
Decrease (increase) in prepaid expenses and deposits	2	135	(109)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	1,288	(1,577)	1,689
Increase (decrease) in deferred revenue	329	(43)	245
Increase in provision for future warranty costs	59	17	22
Net change in non-cash working capital	(189)	(2,802)	1,038

Non-cash working capital items related to divestitures	—	—	(16)
Net change in non-cash working capital related to operations	$(189)	$(2,802)	$1,022

Note 19                             Stock-Based Compensation

At December 31, 2002, the Company had issued 974 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 11).  As the Company applied an intrinsic value based method to account for its plans, no compensation cost was recognized within the statement of operations for the year ended December 31, 2002.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows:

	Year Ended December 31, 2002

Net income (loss)	As reported	$1,497
	Pro forma	1,107

Basic net income (loss) per share	As reported	$0.19
	Pro forma	0.14

Diluted net income (loss) per share	As reported	$0.19
	Pro forma	0.14

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000:  dividend yield of 0%; expected lives of 10 years; expected volatility of 135% in 2002, 135% in 2001 and 143% in 2000; and risk free interest rates of  4.3% in 2002, 4.3% in 2001 and 5.8% in 2000.

Note 20                             Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Revenue Recognition

In December 1999, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

In the year ended December 31, 2002, the Company deferred $125 of development costs ($4 in 2001 and $757 in 2000) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2002, the Company amortized $57 of deferred development costs ($36 in 2001 and $nil in 2000) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  The adoption of these accounting standards would not have had a material effect on the Company’s financial position and results of operations for the years ended December 31, 2002 and December 31, 2001.

Prior to 2001, as required under U.S. GAAP, the Company would have recorded these financial instruments at fair value at the ending date of each reporting period, resulting in an additional loss of $21 in 2000.

d) Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. and 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, during 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders’ equity of $160 after consideration of the impact of previous U.S. GAAP adjustments

e) Comprehensive Income

Under U.S. GAAP, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded a loss of $49 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the year ended December 31, 2002 ($1 income in 2001 and $nil in 2000).

f) New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company’s financial statements.

In August 2001, the FASB approved for issuance SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years commencing after December 15, 2001.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121 and the accounting and reporting provisions of APB Opinion 30.  The adoption of SFAS 144 would not have had a material impact on the Company’s financial position and results of operation for the years ended December 31, 2002, 2001 and 2000.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued.  It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002.  Adoption of these provisions will not have a material impact on the Company’s financial position or results of operations.

In January 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement no. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

The following standards issued by the FASB do not impact the Company:

•                       Statement No. 145 - “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial statements issued on or after May 15, 2002;

•                       Statement No. 146 - “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

•                       Statement No. 147 - “Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

•                       Interpretation No. 46 - “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

g) Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,
	2002	2001	2000

Net income (loss) from continuing operations – Canadian GAAP	$1,497	$110	$(2,811)
Adjustments to U.S. GAAP
Deferred development costs	(125)	(4)	(757)
Amortization of deferred development costs	57	36	—
Fair value of financial instruments	—	1	(21)
Gain on dilution of equity interest in Mezure, Inc.	(121)	—	—
Write-off of Mezure, Inc. development related costs		(231)	—
Net income (loss) from continuing operations – U.S. GAAP	$1,308	$(88)	$(3,589)

Net income from discontinued operations – Canadian GAAP	—	—	16

Net income (loss) – U.S. GAAP	1,308	(88)	(3,573)

Net unrealised (loss) gain on foreign exchange contracts	(49)	1	—

Comprehensive income (loss)	$1,259	$(87)	$(3,573)

	Year Ended December 31,
	2002	2001
Total Assets
Canadian GAAP	$30,890	$27,821

Adjustments to U.S. GAAP
Deferred development costs	(2,596)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(231)

U.S. GAAP	$28,102	$25,062

Total Shareholders’ Equity
Canadian GAAP	$20,547	$19,086

Adjustments to U.S. GAAP
Deferred development costs	(2,596)	(2,528)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(231)

U.S. GAAP – before other comprehensive income	17,759	16,327

Accumulated other comprehensive (loss) income	(48)	1

U.S. GAAP – including accumulated other comprehensive income	$17,711	$16,328

h) Net Income/(Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,
	Canadian GAAP			U.S. GAAP
	Net Income (Loss) per Share – Basic			Net Income (Loss) per Share – Basic
	2002	2001	2000	2002	2001	2000

Continuing operations	$0.19	$0.01	$(0.37)	$0.17	$(0.01)	$(0.47)
Discontinued operations	—	—	0.01	—	—	—
Net income (loss) per share	$0.19	$0.01	$(0.36)	$0.17	$(0.01)	$(0.47)

	Net Income (Loss) per Share – Diluted			Net Income (Loss) per Share – Diluted
	2002	2001	2000	2002	2001	2000

Continuing operations	$0.19	$0.01	$(0.37)	$0.17	$(0.01)	$(0.47)
Discontinued operations	—	—	0.01	—	—	—
Net income (loss) per share	$0.19	$0.01	$(0.36)	$0.17	$(0.01)	$(0.47)

i) Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2002, the Company had issued to employees and directors 974 options (834 in 2001 and 954 in 2000) to purchase common shares under its stock-based compensation plans (see Note 11).  As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2002, 2001 and 2000.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

		Year Ended December 31,
		2002	2001	2000

Net loss from continuing operations (U.S. GAAP)	As reported	$1,308	$(88)	$(3,589)
	Pro forma	$918	$(575)	$(4,314)

Basic net income (loss) per share from continuing operations (U.S. GAAP)	As reported	$0.17	$(0.01)	$(0.47)
	Pro forma	$0.12	$(0.07)	$(0.56)

Diluted net income (loss) per share from continuing operations (U.S. GAAP)	As reported	$0.17	$(0.01)	$(0.47)
	Pro forma	$0.12	$(0.07)	$(0.56)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002, 2001 and 2000:  dividend yield of 0%; expected lives of 10 years; expected volatility of 135% in 2002, 135% in 2001 and 143% in 2000; and risk free interest rates of  4.3% in 2002, 4.3% in 2001and 5.8% in 2000.

Note 21                             Subsequent Events

a) Proposed acquisition of CMC Electronics’ OEM GPS business

The Company announced on February 11, 2003 the signing of a Memorandum of Understanding (MOU) with CMC Electronics with regards to the Company’s acquisition of CMC Electronics’ Global Positioning System (GPS) OEM product line.  Based on the MOU, the Company expects the purchase price of the CMC Electronics’ GPS OEM product line to be comprised of approximately $130 at closing and $600 payable over time as a royalty on the revenue generated by this business.  The Company expects that the acquisition of this business will be completed in April 2003.

b) Mezure

In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure’s operating activities would discontinue such support.  On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure intended to pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure, who are affiliated with the Company, resigned from the Mezure Board of Directors.  If Mezure were unable to continue operations, the Company does not expect this discontinuation to have a material adverse effect on the Company’s financial condition and results of operations.

SCHEDULE II

Valuation and Qualifying Accounts

2000	Balance at beginning of period	Additions	Deductions	Balance at end of period
Provision for excess and obsolete inventory	$720	116	(35)	$801

Allowance for doubtful accounts	$768	13	(242)	$539

Provision for future warranty costs	$246	78	(56)	$268

2001	Balance at beginning of period	Additions	Deductions	Balance at end of period

Provision for excess and obsolete inventory	$801	518	(355)	$964

Allowance for doubtful accounts	$539	307	(170)	$676

Provision for future warranty costs	$268	148	(131)	$285

2002	Balance at beginning of period	Additions	Deductions	Balance at end of period

Provision for excess and obsolete inventory	$964	777	(280)	$1,461

Allowance for doubtful accounts	$676	587	(186)	$1,077

Provision for future warranty costs	$285	203	(144)	$344

EXHIBIT INDEX

Exhibit Number	Exhibit

2.1	Agreement of Purchase and Sale of Assets dated November 3, 1995 between NovAtel Communications Ltd. and Harris Corporation.(1)
2.2	Asset Purchase Agreement dated July 12, 1996 between NovAtel Communications Ltd., NovAtel Wireless, Inc., NovAtel Wireless Solutions, Inc. and NovAtel Wireless Technology, Inc.(1)
2.3	Amendment to the Asset Purchase Agreement dated August 21, 1996 between NovAtel Communications Ltd., NovAtel Wireless, Inc., NovAtel Wireless Solutions, Inc. and NovAtel Wireless Technology, Inc.(1)
3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.(1)
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)
10.4	Intellectual Property License and Assignment Agreement dated November 3, 1995 between NovAtel Communications Ltd. and Harris Corporation.(1)
10.5	Technology Agreement dated February 27, 1994 between Japan Radio Co., Ltd., JRC Canada Inc., JRC International Inc., Telexel Holding, Ltd., NovAtel Communications Ltd. and NovAtel Carcom, Inc.(1)
10.6	Share Purchase Agreement dated May 13, 1992 between her Majesty the Queen in Right of Alberta, 473654 Alberta Ltd., 475342 Alberta Ltd., 496072 Alberta Ltd. and Telexel Holding Limited.(1)
10.7	Post Purchase Agreement dated May 29, 1992 between Her Majesty the Queen in Right of Alberta, 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.8	Surplus Systems Assets Agreement dated May 29, 1992 between NovAtel Communications Ltd., 475342 Alberta Ltd. and Her Majesty the Queen in Right of the Province of Alberta.(3)
10.9	Settlement Agreement dated March 18, 1994 between North West Trust Company, as representative of 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.10	Letter dated February 7, 1997 amending Settlement Agreement. (2)
10.11	Post Purchase Agreement Amending Agreement dated March 18, 1994 between Her Majesty the Queen in Right of Alberta, 496072 Alberta Ltd., Telexel Holding Limited and NovAtel Communications Ltd.(1)
10.12

Guarantee of Post Purchase Agreement dated May 29, 1992 by NovAtel Communications Ltd. in favour of Her Majesty the Queen in Right of Alberta (amended by Settlement Agreement dated March 18, 1994, filed hereto as Exhibit 10.9).(1)

10.13	Definitive Project Agreement #1 dated July 1, 1998 between Canadian Marconi Company and NovAtel Inc.(3)
10.14	Reseller and License Agreement dated May 22, 1998 between NovAtel Inc. and Canadian Marconi Company.(3)
10.15	Final Agreement dated December 31, 1997 between ViaSat Geo-Technologie Inc. and NovAtel Inc. (2)
10.16	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (2)
10.17	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(3)

10.18	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.19	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.20	Agreement dated June 28, 2000 between NovAtel Inc. and Raven Industries Inc.(5)
10.21	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.22	Amendment No. 1 to Definitive Project Agreement made effective November 15, 2000 between NovAtel Inc. and BAE Systems Canada Inc.(5)
10.23	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.24	Amendment dated February 2, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc.(5)
10.25	Consulting Services Agreement dated February 19, 2001 between NovAtel Inc. and David E. Vaughn.(5)
10.26	Amendment dated May 8, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc. (6)
10.27	Amendment dated June 18, 2001 to the Agreement between NovAtel Inc. and Raven Industries Inc. (6)
10.28	Offer Letter of Employment dated January 3, 2002 between NovAtel Inc. and Jonathan W. Ladd. (6)
10.29	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002.
10.30	Amendment No. 2 to Definitive Project Agreement made effective October 1, 2002 between NovAtel Inc. and CMC Electronics Inc.
21.1	List of Subsidiaries. (1)
23.1	Consent of Deloitte & Touche LLP.
99.1	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer.

(1)                                  Incorporated by reference to Registrant’s registration statement on Form F-1 (Registration Statement No. 333-6088).

(2)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1997.

(3)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1998.

(4)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1999.

(5)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2000.

(6)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2001.