Form 20-F
period 2003-12-31
NOVATEL INC
filed 2004-05-27
CIK 1027539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29004

NOVATEL INC.

(Exact name of Registrant as specified in our charter)

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

At December 31, 2003, Registrant had outstanding 7,984,272 Common Shares, no par value.

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

The dollar amounts presented in this Annual Report on Form 20-F are in Canadian currency unless otherwise noted (CDN$1 = US$0.7358 on April 21, 2004), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, “Item 3 - Key Information, Selected Financial Data.” The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon the Company’s financial statements and, more particularly, income (loss) applicable to shareholders’ equity, are disclosed in Note 21 of Notes to Consolidated Financial Statements.

Certain statements in this Annual Report are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this Annual Report about the Company’s future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management’s current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this Annual Report are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements. See “Item 3 – Key Information, Risk Factors” below.  These forward-looking statements are made as of the date of this Annual Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

PART I

Item 1              Identity of Directors, Senior Management and Advisers

Not applicable

Item 2              Offer Statistics and Expected Timetable

Not applicable

Item 3              Key Information

A.                                    Selected Financial Data

The following table sets forth selected financial data of the Company for the periods indicated. The selected financial data as at December 31 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. The selected financial data as at and for the years ended December 31, 1999 and 2000 and as at December 31, 2001 have been derived from our audited consolidated financial statements, not included in this Annual Report. The following unaudited summary financial information, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The table sets forth, in Canadian dollars and U.S. dollars, the selected financial data as prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
Statement of Operations Data(1):	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Revenues:
Product sales	$23,363	$23,980	$23,241	$26,967	$32,138
NRE fees	863	863	4,996	6,179	6,546
Total revenues	24,226	24,843	28,237	33,146	38,684

Cost of sales:
Cost of product sales	12,096	10,360	10,730	11,885	14,805
Cost of NRE fees	550	482	2,542	4,055	3,565
Total cost of sales	12,646	10,842	13,272	15,940	18,370

Gross profit	11,580	14,001	14,965	17,206	20,314

Operating expenses:
Research and development	6,902	7,811	6,571	5,334	7,123
Selling and marketing	3,925	4,087	3,612	5,361	5,269
General and administration	2,783	3,661	3,711	4,045	4,280
Total operating expenses	13,610	15,559	13,894	14,740	16,672

Operating income (loss)	(2,030)	(1,558)	1,071	2,466	3,642

Interest income, net	374	319	131	84	174
Other expense	(204)	(769)	(123)	(328)	(664)

Income (loss) from continuing operations before income taxes	(1,860)	(2,008)	1,079	2,222	3,152

Provision for income taxes	123	13	13	77	52

Net income (loss) from continuing operations (3)	(1,983)	(2,021)	1,066	2,145	3,100

Income (loss) from discontinued operations (3)	949	(774)	(956)	(648)	360

Net income (loss)	$(1,034)	$(2,795)	$110	$1,497	$3,460

Net income (loss) per share (basic):
Continuing operations	$(0.26)	$(0.26)	$0.14	$0.28	$0.40
Discontinued operations	0.13	(0.10)	(0.13)	(0.09)	0.05
Net income (loss) per share	$(0.13)	$(0.36)	$0.01	$0.19	$0.45
Weighted average shares outstanding (basic)	7,674	7,676	7,690	7,681	7,723

Net income (loss) per share (diluted):
Continuing operations	$(0.26)	$(0.26)	$0.14	$0.27	$0.39
Discontinued operations	0.13	(0.10)	(0.13)	(0.08)	0.04
Net income (loss) per share	$(0.13)	$(0.36)	$0.01	$0.19	$0.43
Weighted average shares outstanding (diluted)	7,704	7,816	7,704	7,824	7,983

Footnotes appear on pages 6-12

(US$ equivalent) (2)	Year Ended December 31, 2003
(in thousands, except per share data)
Revenues:
Product sales	$23,647
NRE fees	4,817
Total revenues	28,464

Cost of sales:
Cost of product sales	10,894
Cost of NRE fees	2,623
Total cost of sales	13,517

Gross profit	14,947

Operating expenses:
Research and development	5,241
Selling and marketing	3,877
General and administration	3,149
Total operating expenses	12,267

Operating income	2,680

Interest income, net	128
Other expense	(489)
Income from continuing operations before income taxes	2,319

Provision for income taxes	38
Net income from continuing operations	2,281

Income (loss) from discontinued operations	265
Net income	$2,546

Net income (loss) per share (basic):
Continuing operations	$0.29
Discontinued operations	0.04
Net income per share	$0.33
Weighted average shares outstanding (basic)	7,723

Net income (loss) per share (diluted):
Continuing operations	$0.29
Discontinued operations	0.03
Net income per share	$0.32
Weighted average shares outstanding (diluted)	7,983

	December 31,					US$ Equivalent December 31,
Balance Sheet Data(1):	1999	2000	2001	2002	2003	2003(2)
(Canadian $)	(in thousands)

Working capital	$13,957	$11,279	$12,284	$14,372	$17,978	$13,228
Total assets	29,204	28,830	27,821	30,890	35,572	26,174
Bank advances	—	—	—	—	—	—
Long-term liabilities	549	307	253	98	212	156
Total shareholders’ equity	21,752	18,969	19,086	20,547	25,447	18,724

(1)                                  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows ($ thousands):

i) Deferred Development Costs

In the year ended December 31, 2003, the Company deferred $157 of development costs ($125 in 2002, $4 in 2001, $757 in 2000 and $1,275 in 1999) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2003, the Company amortized $196 of deferred development costs ($57 in 2002. $36 in 2001, $nil in 2000 and 1999) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

ii) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard (“SFAS”) No. 133, as amended by SFAS 137 and SFAS 138 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

iii) Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders’ equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure. Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have been expensed on acquisition in 2001 (see Note (i) above).

iv) Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line. The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

v)  Classification of Employee Relocation and Termination Costs

In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within Other expense in the consolidated statement of operations. Under U.S. GAAP, these costs would be included within operating expenses.

vi)  Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the years ended December 31 are as follows:

	1999	2000	2001	2002	2003
Opening balance, beginning of period	$110	$246	$268	$285	$344
Additions to provision	200	78	148	203	220
Costs incurred	(64)	(56)	(131)	(144)	(154)

Ending balance, end of period	$246	$268	$285	$344	$410

vii) Income Taxes

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

If U.S. GAAP had been followed in 1999 and prior years, the Company would also have recorded the tax benefit attributable to the estimated Canadian net operating loss carryforwards, research and development costs and unutilized investment tax credits and U.S. net operating loss carryforwards, available to offset future taxable income, subject to certain limitations.  However, the Company would also have established a full valuation allowance against the calculated tax benefits, since it was uncertain whether any of these tax benefits would have been realized.  As no significant income taxes were payable other than large corporations tax, and as a full valuation allowance would have been recorded against the deferred tax assets as determined under U.S. GAAP, this difference between Canadian and U.S. GAAP had no effect on our consolidated financial statements presented herein.

viii) Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. There is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

ix)  Summary of the Differences between Canadian and U.S. GAAP

The effects of the above-noted differences between U.S. and Canadian GAAP produces the following differences on the presented statement of operations data:

	Year Ended December 31,
	1999	2000	2001	2002	2003

Net income (loss) from continuing operations – Canadian GAAP	$(1,983)	$(2,021)	$1,066	$2,145	$3,100
Adjustments to U.S. GAAP
Deferred development costs	(1,275)	(757)	(4)	(125)	(157)
Amortization of deferred development costs	—	—	36	57	196
Fair value of financial instruments	329	(21)	—	—	—
Amortization of intangibles acquired from CMC Electronics	—	—	—	—	62
Net income from continuing operations – U.S. GAAP	$(2,929)	$(2,799)	$1,098	$2,077	$3,201

Net income (loss) from discontinued operations – Canadian GAAP	949	(774)	(956)	(648)	360

Adjustments to U.S. GAAP
Gain on liquidation of Mezure, Inc.	—	—	—	—	192
Gain on dilution of equity in Mezure, Inc.	—	—	—	(121)	—
Write-off of Mezure, Inc. development related costs	—	—	(231)	—	—
Income (loss) from discontinued operations – U.S. GAAP	949	(774)	(1,187)	(769)	552

Net income (loss) – U.S. GAAP	(1,980)	(3,573)	(89)	1,308	3,753

Net unrealized gain (loss) on foreign exchange contracts	—	—	1	(48)	—

Reclassification to income of gains and losses on cash flow hedges	—	—	—	(1)	48

Comprehensive Income (loss)	(1,980)	(3,573)	(88)	1,259	3,801

Net income (loss) per share as computed under Canadian and U.S. GAAP is as set forth below for the following periods:

	Year Ended December 31,
Net income (loss) per share from continuing operations	1999	2000	2001	2002	2003

Canadian GAAP – basic	$(0.26)	$(0.26)	$0.14	$0.28	$0.40

U.S. GAAP – basic	$(0.38)	$(0.36)	$0.14	$0.27	$0.41

Canadian GAAP – diluted	$(0.26)	$(0.26)	$0.14	$0.27	$0.39

U.S. GAAP – diluted	$(0.38)	$(0.36)	$0.14	$0.27	$0.40

	Year Ended December 31,
Net income (loss) per share	1999	2000	2001	2002	2003

Canadian GAAP – basic	$(0.13)	$(0.36)	$0.01	$0.19	$0.45

U.S. GAAP – basic	$(0.26)	$(0.47)	$(0.01)	$0.17	$0.49

Canadian GAAP – diluted	$(0.13)	$(0.36)	$0.01	$0.19	$0.43

U.S. GAAP – diluted	$(0.26)	$(0.47)	$(0.01)	$0.17	$0.47

The reconciliation of the selected consolidated financial data between U.S. and Canadian GAAP produces the following differences on the presented balance sheet data:

	Year Ended December 31,
	1999	2000	2001	2002	2003

Total Assets

Canadian GAAP	$29,204	$28,830	$27,821	$30,890	$35,572

Adjustments to U.S. GAAP
Deferred development costs	(1,803)	(2,560)	(2,528)	(2,596)	(2,557)
Fair value of financial instruments.	21	(1)	—	(48)	—
Write off of development related costs on Mezure acquisition	—	—	(231)	(192)	—
Reduction of intangibles acquired from CMC Electronics to carrying value	—	—	—	—	(430)
U.S. GAAP	$27,422	$26,269	$25,062	$28,054	$32,585

Total Shareholders’ Equity

Canadian GAAP	$21,752	$18,969	$19,086	$20,547	$25,447

Adjustments to U.S. GAAP
Deferred development costs	(1,803)	(2,560)	(2,528)	(2,596)	(2,557)
Fair value of financial instruments	21	(1)	—	—	—
Write off of development related costs on Mezure acquisition	—	—	(231)	(192)	—
Reduction of intangibles acquired from CMC Electronics to carrying value	—	—	—	—	(492)
Amortization of intangibles acquired from CMC Electronics	—	—	—	—	62

U.S. GAAP before other comprehensive income	$19,970	$16,408	$16,327	$17,759	$22,460
Accumulated other comprehensive income (loss)	—	—	1	(48)	—
U.S. GAAP including accumulated comprehensive income	$19,970	$16,408	$16,328	$17,711	$22,460

(2)          Canadian dollar amounts for all years presented have been translated into U.S. dollars solely for the convenience of the reader at the rate of US$0.7358 per CDN$1.00, which was the exchange rate as of April 21, 2004. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

(3)          As of December 31, 2003, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the consolidated statement of operations for prior periods.

(b)  Canadian and U.S. Dollar Exchange Rate

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

	U.S. Dollars Per Canadian Dollar Year Ended December 31,
	1999	2000	2001	2002	2003
Average	$0.6730	$0.6732	$0.6457	$0.6368	$0.7139

High	0.6925	0.6969	0.6697	0.6619	0.7738

Low	0.6535	0.6410	0.6241	0.6200	0.6349

Period end	0.6888	0.6669	0.6267	0.6329	0.7738

	Month Ended
	November 2003	December 2003	January 2004	February 2004	March 2004	April 2004
High	$0.7708	$0.7738	$0.7880	$0.7629	$0.7645	$0.7637

Low	0.7484	0.7460	0.7496	0.7439	0.7418	0.7293

On April 21, 2004 the exchange rate was US$0.7358 per CDN$1.00.

(c) Dividends

The Company has not paid any cash dividends since its inception.  The Board of Directors may pay cash dividends in the foreseeable future, but intends to return the majority of earnings, if any, for use in its business operations.

B.                                    Capitalization and Indebtedness

Not applicable

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable

D.                                    Risk Factors

In addition to the other information set forth in this Annual Report, the following risk factors should be considered carefully in evaluating the Company. This Annual Report contains certain forward-looking statements and intentions. The cautionary statements made in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Annual Report.

The Company’s operating results are susceptible to fluctuations.

NovAtel’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including fluctuations in demand for existing products, the rate of development of new products, the degree of market acceptance of new products, increased competition, acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiaries and joint ventures, certification and market acceptance of new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs. The Company’s OEM products typically have higher gross margins than the sale of survey products by Point, and, consequently, the sale of survey products through Point could adversely affect NovAtel’s gross margins as a percentage of revenue. In May 2003, the Company acquired CMC Electronics’ non aviation L1 GPS OEM product line, which typically have lower gross margins as a percentage of revenue and consequently, the addition of these products to NovAtel’s product line will adversely affect its gross margins as a percentage of revenue.

A shortfall from anticipated revenue, lower gross margins or higher than expected expenses could adversely affect results of operations. In addition, if NovAtel were to receive a major contract, the Company’s expenditures required to support such a contract would likely increase. If revenue from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company’s results of operations could be adversely affected.  See “Item 5 – Operating and Financial Review and Prospects, Operating Results.”

The failure of Point, Inc. to repay existing loans to the Company or continue as a going concern would adversely affect the Company’s results of operations.

NovAtel sells GPS receivers and antennas to Point which incorporates these receivers into surveying systems that are in turn sold through Sokkia’s distribution channels and through independent dealers and distributors. NovAtel’s consolidated financial statements include its proportionate 49% joint venture interest in the accounts of Point. Point is subject to similar types of risks as the Company.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. As of December 31, 2003, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, U.S.$2.6 million of which was advanced by the Company. The loans are secured by the assets of Point.

Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired. If the existing loans were ultimately not repaid by Point to the Company and Sokkia, or if Point were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2003, after consideration of the effects of the proportionate consolidation of Point, would be approximately $700,000, comprised primarily of working capital related items and the costs that would be incurred to cease operations. The consolidated financial statements of the Company contained elsewhere in this Annual Report do not reflect any adjustments that would be required if Point’s operations were discontinued.  See “—Dependence on Key Customers.”

The Company cannot be certain that its product innovations and enhancements will be successful.

Although NovAtel expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products, there can be no assurance that such new products or product enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any inability on NovAtel’s part to successfully define, develop and introduce new products and product enhancements may materially adversely affect its growth potential and results of operations.

In addition, development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that NovAtel will achieve timely initial customer shipments of new products. The timely availability of these products in the market place and their acceptance by customers are important to the future success of NovAtel. NovAtel has previously experienced delays in shipping certain of its products and any future delays, whether due to manufacturing delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval, or otherwise, could adversely affect customer acceptance of its products and have a material adverse effect on NovAtel’s business, financial condition and results of operations. From time to time, NovAtel or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of its existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing NovAtel products until NovAtel or its competitors’ new products become available. In addition, certain of NovAtel’s products must pass governmental and similar certifications before they can be sold. Any inability or delay in obtaining such certifications could have a material adverse effect on NovAtel’s business, financial condition and results of operations.  See “Item 4 – Information on the Company, Business Overview – Research and Development.”

The Company relies on a limited number of customers for a substantial portion of its revenue.

In 2003, the Company derived 36% of its revenues from its top four customers, namely BEELINE, Leica Geosystems, FAA and Sokkia/Point. While the Company believes it maintains good relationships with its key customers, the loss of any key customer could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, should any of the Company’s customers experience financial difficulties resulting in an inability to pay amounts owing to the Company, the Company may experience a material adverse effect on its financial condition and results of operations.

The Company’s strategic co-operation agreement with Leica Geosystems provides that in the event of the acquisition of control of NovAtel or a significant portion of its assets or, for so long as NovAtel is controlled by CMC, the acquisition of control of CMC, in either case by certain specified competitors of Leica Geosystems, then Leica Geosystems may, among other things, terminate the agreement and any related development or supply agreements. The strategic co-operation agreement between the Company and CMC Electronics contains a similar right in favour of CMC Electronics which is triggered in circumstances in which control of NovAtel or a significant portion of its assets are acquired by certain specified competitors of CMC Electronics. The termination of either of such agreements could have a material adverse effect on NovAtel’s business, financial condition and results of operations.

The Company relies on suppliers for the components used in its products and interruptions in the supply of such components or a significant increase in the price of one or more components could adversely affect the Company’s business, financial condition and results of operation.

NovAtel believes there are a number of qualified vendors for most of the parts and components used in its products. However, several components are purchased from a single source. In many cases, despite the availability of multiple sources, NovAtel may select a single source to maintain quality control. Components for which NovAtel currently does not have multiple sources include application specific integrated circuits manufactured to proprietary design, radio frequency filters, microprocessors and duplexers/filters.

NovAtel has experienced significant production delays in the past caused by an insufficient supply of certain components. If NovAtel is unable to obtain a sufficient supply of single source components from its current vendors, NovAtel may be required to obtain such components from alternative sources at higher prices and may experience a delay or interruption in product shipments, which could adversely affect its business, financial condition and results of operations and damage customer relationships until an alternative source can be obtained. NovAtel has taken steps to ensure adequate supply of these components and commenced product redesigns, as may be required.

Also, a significant increase in the price of one or more components could adversely affect NovAtel’s business, financial condition and results of operations. Although NovAtel has instituted vendor audit programs, there can be no assurance that NovAtel will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by NovAtel, any of which could have a material adverse effect on NovAtel’s business, financial condition and results of operations. NovAtel currently relies on a primary and two secondary subcontractors to manufacture the majority of its circuit card assembly. There can be no assurance that the circuit card assembly subcontractors will be able to manufacture NovAtel’s products in a timely and reliable manner. The failure by a subcontractor to manufacture products in a timely and reliable manner could have a material adverse effect on NovAtel’s business, financial condition and results of operations.

The Company’s success is dependent upon key personnel.

NovAtel’s future success depends, in part, on its ability to attract and retain qualified technical, marketing, sales and management personnel. Competition for such personnel is intense and the number of persons with relevant experience, particularly in engineering, is limited. Any inability on the part of NovAtel to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect NovAtel’s business, financial condition and results of operations.

The Company may not be able to maintain existing OEM customers and strategic relationships or develop distribution channels for the sale of its products.

NovAtel sells its OEM products directly to OEM customers and to strategic relationships. The Company expects to continue to utilize these relationships to sell to companies that will incorporate NovAtel’s products into their products and services. Accordingly, the Company’s success will be dependent in large part on its ability to continue existing relationships and develop new OEM and other third party relationships.

NovAtel cannot predict nor control the extent to which its distribution network will be successful in marketing products incorporating its products. A material loss of any OEM customers or strategic partners, either as a result of competitive products offered by other companies or products developed internally by these OEM customers and strategic partners, or their inability to penetrate their respective market segments, could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that NovAtel can continue to attract OEM customers, dealers and strategic partners and any inability to do so could materially adversely affect the Company’s business, financial condition and results of operations.

NovAtel plans to continue expanding its distribution channels. There can be no assurance that such expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company’s sales and marketing organization will be able to successfully compete against the more extensive and well-funded sales and marketing operations of many of NovAtel’s current or potential competitors. NovAtel’s inability to manage effectively its distribution expansion could have a material adverse effect on the Company’s business, financial condition and results of operations.  See “Item 4 – Information on the Company, Business Overview - Sales, Marketing and Distribution.”

The Company may be adversely affected by trends in the markets for GPS technology and products.

NovAtel currently addresses the following markets for the application of GPS technology: surveying and mapping, aerospace, precision agriculture, precise timing, marine, unmanned vehicles, mining and machine control. Although NovAtel believes that these markets have growth potential for sales of GPS products, there can be no assurance that such markets will continue to develop, particularly given that GPS-based systems are still in an early stage of adoption in some of these markets, or that even if they develop, such markets will develop in a direction beneficial to NovAtel’s products or product positioning or in the time frame in which NovAtel expects to launch products for these markets. Any development of these markets away from GPS technologies or the GPS products offered by NovAtel could have a material adverse effect on NovAtel’s growth potential and its business, financial condition and results of operations.

NovAtel also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established systems providers and industry leaders. NovAtel’s failure to form and maintain such relationships, or the pre-emption of such relationships by the actions of other GPS competitors, could adversely affect its ability to penetrate emerging GPS markets. In addition, NovAtel’s future growth will depend upon the timely development of the markets in which it currently competes, its ability to continue to identify and exploit new markets for its products and its ability to open new channels of distribution for existing and future products. NovAtel’s inability to effectively and efficiently exploit opportunities in new or emerging markets through successful product marketing, new and timely product introductions and product enhancements and establishing new distribution channels for its products could have a material adverse effect on NovAtel’s growth, financial condition and results of operations. Further, to the extent NovAtel builds inventory in anticipation of potential sales in a new market, the failure of that market to develop could have a material adverse effect on NovAtel’s business, financial condition and results of operations.

The Company may not be able to manage its business effectively.

The Company’s ability to manage its business will be substantially dependent upon its ability to efficiently and effectively allocate resources to conduct research and development, product implementation, sales and marketing activities, financial management and customer support services. Accordingly, the Company’s future results of operations will depend on the continuing ability of its officers and other key employees to conduct business effectively and to improve operations. NovAtel will need to continue to improve its operational, financial and management systems. There can be no assurance that the Company will be able to manage business shortfalls or growth successfully, and any inability to do so would have a material adverse effect on NovAtel’s business, financial condition and results of operations. Among other things, NovAtel must successfully manage research and development projects, the control of overhead expenses and inventories and the management and training of its employees. Any inability on NovAtel’s part to manage these and other factors successfully could have a material adverse effect on the Company’s business, financial condition and results of operations.  See “Item 6 - Directors, Senior Management and Employees.”

The Company’s business is dependent on its intellectual property.  If the Company’s patents or trademarks are declared invalid, the Company’s ability to compete may be adversely affected.

NovAtel currently holds 25 U.S. patents and 32 related foreign patents which expire at various dates no earlier than November 28, 2010. NovAtel also has numerous pending U.S. and foreign patent applications. NovAtel currently licences certain peripheral aspects of its technology from third parties. Although NovAtel believes that its patents and trademarks have value, there can be no assurance that its patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The value of NovAtel’s products relies substantially on its technical innovation in fields in which there are many current patent filings. NovAtel recognizes that as new patents are issued or are brought to its attention by the holders of such patents, it may be necessary for NovAtel to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on NovAtel’s business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become a significant expense of operations.

NovAtel has received written notices from certain parties alleging patent infringement of their respective patents. Other than one claim by Trimble Navigation Limited (“Trimble”) for which a settlement agreement was reached, to date, no formal claim has been brought by any of the parties.  The Company believes it has valid defences to these claims should formal proceedings be commenced. In protecting its intellectual property rights NovAtel has from time to time sent out letters to third parties regarding potential infringement. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable. See “Item 4 – Information on the Company, Business Overview - Legal Proceedings.”

The Company’s acquisition strategy involves a number of risks.

In order to assist in the achievement of growth, NovAtel continues to seek acquisition opportunities to complement its existing businesses. NovAtel cannot be certain that it will be able to identify suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which may have a material adverse effect on NovAtel’s business, results of operations and financial condition. Acquisitions may also result in potentially dilutive issuances of equity securities. When evaluating an acquisition opportunity, NovAtel cannot be certain that it has correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, NovAtel engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. While at the present time NovAtel has no binding agreement or commitment to enter into any such transaction, in normal course, from time to time, it pursues potential acquisitions. NovAtel can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into NovAtel’s operations. The failure of NovAtel to manage its acquisition strategy successfully could have a material adverse effect on NovAtel’s business, results of operations and financial condition.

The Company may be unable to effectively integrate CMC Electronics’ non-aviation L1 GPS OEM product line.

On May 14, 2003, NovAtel acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The new product line extends the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market which increases NovAtel’s total addressable market in core segments and also creates entry points into new vertical markets, such as timing and marine.

If NovAtel does not effectively integrate the product development, marketing, production and the distribution of CMC Electronics’ non-aviation L1 GPS OEM product line, the Company’s business, financial condition and results of operations could be adversely affected.

The products and services provided by the Company could expose the Company to product liability and other claims.

There is a risk that NovAtel’s products and services may not perform up to expectations. While NovAtel contractually limits its liability for damages arising from its provision of services, there can be no assurance that they will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to NovAtel, divert management’s attention and resources from NovAtel’s operations and result in negative publicity that may impair its ongoing marketing efforts. Although NovAtel has general liability insurance, there is no assurance that this insurance will cover the claims or that the claims will not exceed the insurance limit under its current policies.

The Company’s business may be adversely affected by risks associated with international operations.

NovAtel derives a significant portion of its revenues from international sales. NovAtel plans to continue to expand its international sales and marketing efforts. There are a number of risks inherent in NovAtel’s international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localising products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in countries other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect the Company’s international sales. There can be no assurance that such factors will not materially adversely affect the revenues from NovAtel’s future international sales and, consequently, its results of operations. In addition, revenues that NovAtel earns abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect its earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on NovAtel’s business, financial condition and results of operations.  See “Item 4 – Information on the Company, Business Overview - Sales, Marketing and Distribution.”

The adoption of new technologies to replace GPS could adversely affect the Company’s business.

The Company operates in a highly technical market. Technology is constantly advancing and changing to meet new demands. NovAtel is unable to determine if GPS will be essential in the future due to unpredictable advances in technology. There is a risk that GPS may be replaced with entirely new technologies and products which are not foreseeable at this time.

Competition and increased industry consolidation could adversely affect the Company’s business, financial condition and results of operation.

The GPS industry has been going through a consolidation phase over the past several years. A number of GPS companies have been selecting strategic partners to merge, acquire or form joint businesses in an effort to remain cost competitive and meet customer requirements. The Company expects that this consolidation phase will continue for the foreseeable future resulting in fewer, but larger companies. Industry consolidation, by creating stronger and larger potential competitors, could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 – Information on the Company, Business Overview – Competition.”

The Company is subject to exchange rate fluctuations.

Over 95% of NovAtel’s revenues have been, and are likely to continue to be, realized in currencies other than the Canadian dollar, principally the U.S. dollar. A significant portion of NovAtels’ expenses, however, will be incurred in Canadian dollars. Accordingly, fluctuations in the exchange rates between the U.S. dollar and other foreign currencies and the Canadian dollar could have a material adverse effect on NovAtel’s revenues and its results from operations. If the Canadian dollar increases in value relative to the U.S. dollar, NovAtel’s reported Canadian dollar revenues and net income may be materially and adversely affected. NovAtel uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar. There can be no assurance that NovAtel will be successful in such hedging activities.

A disruption of the GPS satellite network on governmental regulation of this network or GPS products could impair the viability of the Company’s business.

The Company’s products rely on signals from GPS satellites and to a lesser extent GLONASS satellites. GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. There are currently 28 usable satellites, four more than the design requirement. The satellites have a limited design life of between seven and 11 years and the satellites are also subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current usefulness of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Company’s business, financial condition and the results of operations. Spare satellites have been launched to address these concerns. There can be no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged.

Prior to May 2000, the accuracy of GPS was reduced by the distortion of GPS signals as a result of selective availability (“SA”), which was controlled by the U.S. Department of Defense. SA was the activated, intentional system-wide degradation of stand alone GPS accuracy from approximately 25 metres to approximately 100 metres. The Department of Defense implemented SA in order to deny hostile forces accurate position, time and velocity information supplied by GPS. In certain military applications, classified devices are utilized to decode the SA degradation and return accuracies to their original levels. NovAtel has to date been able to design products that will reduce the degradation that can be caused by SA. Although the U.S. Government discontinued the use of SA effective May 2000, there can be no assurance that the U.S. Government will not take further actions which would adversely affect the use of GPS. These actions could include various methods of degrading the system, rendering it inoperable or the re-implementation of SA by the U.S. Department of Defense in times of military action. There can be no assurances that NovAtel would be able to design products to compensate for these further actions. In addition, to protect national security interests, various U.S. Government agencies have indicated their intention to limit or prohibit the use of techniques which compensate for SA and such limitations or prohibitions could have a material adverse effect on the Company’s business, financial condition and results of operations. Certain European government organizations have expressed concern regarding the susceptibility of GPS equipment to intentional or inadvertent signal interference. Such concern could translate into reduced demand for GPS products in certain geographic regions.

The European Community and European Space Agency have completed plans and are in the process of launching full-scale development of Galileo. NovAtel expects to be involved in Galileo receiver development activities in the future, through continuing support from the Canadian Space Agency. There can be no assurance that NovAtel will be able to design products compatible with Galileo or that external funding will be obtained for such work.

The Company derives a substantial portion of its revenues from the aviation industry and factors that adversely affect the aviation industry generally could adversely affect the Company’s financial condition and results of operations.

NovAtel derives revenue from the Aerospace and Defence market sector, a substantial portion of which has been derived from sales to the ground and airborne aviation industry. In the past 30 months, the aviation industry has experienced an economic slow down in response to activities arising from the events of September 11, 2001 in the United States. In addition, as of December 31, 2003, NovAtel deferred $2.6 million of costs related to the development of a certified aviation GPS receiver. A protracted downturn in the aviation industry could result in a material adverse effect on the Company’s revenue from this market, NovAtel’s ability to recover the deferred development costs, and its financial condition and results of operations.

The Company may be unable to utilize certain tax deductions and investment tax credits, which could adversely affect the Company’s results of operation.

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.

The Company’s subject to pending litigation and administrative proceedings.

NovAtel is currently subject to certain legal and administrative proceedings. NovAtel believes that it has meritorious defences and claims with respect to these matters. There can be no assurance, however, that NovAtel will resolve these proceedings without paying damages or assessments. Any resolution of these legal and administrative proceedings which involves a judgment or findings against NovAtel could have a material adverse effect on the business, financial condition and results of operations of NovAtel. See “Item 4 -  Information on the Company, Business Overview - Legal Proceedings.”

The reallocation of radio frequency bands used by GPS technology or other interference with the reception of GPS signals could harm the utility and reliability of the Company’s products.

GPS technology is dependent on the use of the radio frequency spectrum. The assignment of spectrum is controlled by the ITU. The FCC and Industry Canada are responsible for the assignment of spectrum for non-government use in the United States and Canada, respectively, in accordance with ITU regulations. Any ITU, FCC or Industry Canada reallocation of radio frequency spectrum, including frequency band segmentation or sharing of the spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of NovAtel’s products, which would, in turn, have a material adverse effect on its business, financial condition and results of operations. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of NovAtel’s products, which could result in a material adverse effect on the Company’s business, financial condition and results of operations.

On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposed rules for the operation of Ultra Wideband (“UWB”) radio devices on an unlicensed basis in the frequency bands allocated to GPS. A coalition of companies and trade associates, including various airline companies, the Air Transport Association of America and the U.S. GPS Industry Council, submitted a proposal for the regulation of UWB devices to the FCC in November 2001. On February 14, 2002, the FCC approved the commercial use of UWB technology at conservative power limits. The current standards of operation set limits on what radio frequencies UWB devices can be operating in, including avoiding those frequencies used by the military and companies that sell global positioning services. In February 2003, the FCC upheld its ruling to allow the production of UWB devices with “conservative” power limits. This may lead the way for a proliferation of personal wireless devices that would be manufactured and sold on the open market without licence requirements. No restrictions on the density of these devices will be defined. Therefore, it is possible that the GPS noise floor could be contaminated and rise by as much as 10 times the current level when operating in an area with a high density of operating UWB devices. This degradation of the GPS signal-to-noise ratio would adversely affect the performance of the receivers. NovAtel is adding additional digital signal processing algorithms to its next generation GPS receivers to enable tracking of weak GPS signals or continue to operate in high noise floor environments. If the FCC expands or changes the current UWB standards, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company could become subject to the claims of third party creditors of Mezure, Inc.

The Company owns a 70% equity interest in Mezure, a U.S. resident company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.  During the latter part of 2002, the Company discontinued its financial support of Mezure. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland).

While Mezure operated as a separate company, Mezure’s third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company. Although NovAtel believes that these claims would not be valid, NovAtel has no assurance that the ultimate liability with respect to the resolution of these actions would not adversely affect NovAtel’s financial position or results of operations.

CMC Electronics, through its ownership of a majority of the Company’s outstanding common stock, can greatly influence control of the Company.

As of April 21, 2004,  CMC Electronics owned approximately 56% of NovAtel’s outstanding Common Shares. As a result, CMC Electronics is able to exercise significant influence over management of the business, including such matters as budgets, profitability, acquisitions and development of new markets. In addition, the controlling interest by CMC Electronics may have an effect on public securities market issues such as analyst coverage and stock price.

In April 2001, an investor group led by ONCAP, which is itself controlled by Onex Corporation, acquired control of CMC Electronics. ONCAP and, indirectly, Onex Corporation, is able to exercise significant influence over CMC Electronics, and therefore, the Company.

CMC Electronics, acting alone, is able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See “Item 7 – Major Shareholders and Related Party Transactions.”

The Company may be unable to properly manage the discontinuation of its older products.

As NovAtel develops newer products, many of its older products will reach their end of life. As NovAtel discontinues the manufacturing and sale of these older products, it must manage the liquidation of inventory, supplier commitments and customer expectations. If NovAtel is unable to properly manage the discontinuation of these older products, it could have a material adverse effect on its business, financial condition and results of operations.

The Company's fomer use of Arthur Anderson LLP as its independent public accountant may pose risks to the Company and will limit the ability of investors to seek potential recoveries from Arthur Anderson LLP related to their work.

In connection with the filing of this annual report, the Company would normally be required to obtain written consent from Arthur Anderson LLP, independent auditors, to the incorporation of their audit report on the Company’s consolidated financial statements for the year ended December 31, 2001 and to file that consent with the Securities and Exchange Commission.  However, on June 3, 2002, Arthur Anderson LLP, which was an Ontario limited liability partnership, separate from Arthur Anderson LLP in the United States, ceased to practice public accounting in Canada.  As a consequence, representatives of Arthur Anderson LLP are no longer available to provide consent in connection with the filing of this annual report.  The Company is filing this annual report in reliance on a Securities and Exchange Commission notice which relives an issuer from the obligation to obtain Arthur Anderson LLP’s consent in certain cases.  As a result of Arthur Anderson LLP not having provided their consent, shareholders of the Company will not have the statutory right of action for damages against Arthur Anderson LLP prescribed by applicable securities legislation with respect to their audit report.  Furthermore, Arthur Anderson LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Anderson LLP’s audit of the Company’s financial statements.

Item 4              Information on the Company

A.                                    History and Development of the Company

The Company was incorporated under the Canada Business Corporations Act (“CBCA”) on October 17, 1978 as 89006 Canada Ltd. The Company was extra provincially registered in Alberta on November 20, 1979 and remains active in this jurisdiction as of the date of this Annual Report. In July 1979, the Company’s name was changed to Westech Systems Ltd. and in April of 1983 was changed to NovAtel Communications Ltd. In October 1996, the Company changed its name to NovAtel Inc. and in November 1996, the Company amended its articles to split its then outstanding common shares from 4 million to 5.2 million and amended its articles to authorize the stated capital of the Company to include an unlimited number of Common Shares and First Preference Shares.

From the time of the Company’s formation until the mid-1990s, NovAtel’s business was focused on the development of various communication businesses based on wireless technology. In 1989, NovAtel acquired Norstar Instruments Ltd., a developer of GPS technology.

Between 1992 and 1996, NovAtel divested its non-GPS businesses in a series of transactions. Since that time, NovAtel’s business has been focused solely on high-precision GPS technology and products.

In 1997, NovAtel completed an initial public offering of its Common Shares in the United States and was concurrently listed on NASDAQ with the offering under the symbol “NGPS”.

On April 17, 1998, pursuant to requests by its customers to integrate GPS technology into its aviation systems, CMC Electronics acquired 58.3% of the then outstanding Common Shares.

In 1999, Point was established to develop advanced measurement solutions that incorporate NovAtel’s GPS technology, primarily for Sokkia’s surveying and mapping markets.

On April 11, 2001, an investor group led by ONCAP L.P. (“ONCAP”) acquired control of the Company through the acquisition of CMC Electronics.

In 2001, NovAtel acquired a controlling equity interest in Mezure, Inc. (“Mezure”), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of man-made and natural structures. The business operations of Mezure were discontinued in 2003.  See “Item 5 – Operating and Financial Review and Prospects, Operating Results — Overview.”

In 2002, NovAtel and Leica Geosystems AG (“Leica Geosystems”) formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to Leica Geosystems. See “Item 4 – Information on the Company, Business Overview — Strategic Partnerships — Leica Geosystems.”

In May 2003, NovAtel acquired CMC Electronics’ non-aviation L1 GPS OEM product line to broaden the Company’s product line. See “Item 5 – Operating and Financial Review and Prospects, Operating Results — Overview.”

In 2004, NovAtel and CMC Electronics formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to CMC Electronics. See “Item 4 – Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics.”

The Company’s principal capital expenditures over the last three years were $2.7 million in 2003, $1.2 million in 2002 and $937,000 in 2001 and were primarily for equipment for research and development, computer equipment and software and patents/trademarks.  The Company expects the capital expenditures of approximately $2.6 million in 2004 to be internally financed.

NovAtel’s Common Shares are listed on NASDAQ under the symbol “NGPS.”  The Company’s head and registered offices are located at 1120 - 68th Avenue N.E., Calgary, Alberta, T2E 8S5, and its website is located at www.novatel.com.  The information on the website is not incorporated by reference into this Annual Report.

B.                                    Business Overview

General

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.

Management of the Company believes the primary customer benefits of NovAtel’s core technology solutions include:

•                                          high-precision positioning with accuracy to the sub centimetre level;

•                                          high-reliability and robust performance, even in challenging environments;

•                                          cost-effective components and sub-systems to enable broad market application;

•                                          small, low-power designs for easy system integration; and

•                                          flexibility to integrate customer software solutions enabling the Company’s customers to reduce system costs and accelerate time to market.

The availability of reliable and cost-effective high-precision positioning technology has resulted in an expanding number of commercial applications for the technology. Examples of applications for this technology include enabling commercial aircraft to use direct point-to-point flight lines resulting in reduced operating cost, farmers to equip their tractors with machine controlled precision guidance systems, which typically results in lower operating costs and higher crop yields, and surveyors to use GPS-based instruments to survey sites more rapidly and accurately.

Industry Overview

Satellite Navigation Systems

Location determination has become a fundamental requirement for many consumer and commercial activities. GPS is the world’s most widely used and accepted technology for precise location determination.

Development of the GPS system began with the launch of the first GPS satellite in 1978. The GPS system was founded and continues to be funded and controlled by the U.S. Department of Defense. The purpose of the GPS system is to provide precise location and time determination for military and civilian applications. The GPS system can currently be accessed free of charge and provides positioning data 24 hours a day worldwide.

The survey industry was the first commercial market to make widespread use of the GPS system. Adoption began in the late 1980’s and grew significantly in the early 1990’s as new technologies emerged to make the applications more cost-effective. Since that time, use of the system has spread to a variety of commercial and consumer applications including navigation, tracking, mapping and monitoring.

The GPS system is based on signals presently provided by a constellation of 28 orbiting satellites. The system of satellites currently broadcasts on two frequencies, L1, which is available for civilian use, and L2 which is encrypted and primarily used for military applications. GPS positioning is based on a triangulation technique that precisely measures the distance from a GPS receiver to satellites which continuously transmit precisely timed radio signals. GPS receivers calculate the distance by measuring the travel time of the satellite signal. Signals from four satellites are typically required to compute the three dimensional position of the GPS receiver. Under normal operating conditions, a receiver is able to receive signals from six to eight satellites at any point in time.

GLONASS is a similar positioning system established by the former Soviet Union and controlled and operated by the Russian government. The GLONASS system was introduced in 1982 with the launch of its first satellite and currently consists of ten active satellites. Industry participants generally view GPS as being superior to GLONASS primarily as a result of the greater number of active satellites.

A third system, called Galileo, is currently being developed by the European Space Agency and is scheduled to become operational in 2008. According to the report entitled “GPS World Markets” prepared by AlliedBusiness Intelligence Inc., a leading industry research firm, and published in the fourth quarter of 2003 (the Allied Report”), the European Union is planning to spend U.S.$3.6 billion over the next five years to deploy the Galileo system. The development of alternative satellite positioning systems is a benefit to providers of global positioning technology, such as the Company, since products can be designed to use the signals from multiple systems resulting in greater accuracy and reliability.

GPS Market Overview

The market for positioning technology has experienced significant growth since the original launch of the first GPS satellites. According to the Allied Report, revenue from global GPS systems was estimated to be approximately U.S.$13.0 billion in 2003. According to the report entitled “North American GPS Equipment Markets (A601-22)” prepared by Frost & Sullivan, a leading industry research firm, and published in December 2003 (the Frost & Sullivan Report”), revenue from the North American GPS market was approximately U.S.$3.5 billion in 2003 and is expected to grow to U.S.$5.7 billion in 2006, an 18% compounded annual growth rate.

According to the Frost & Sullivan Report, total unit sales in the North American market are expected to grow from 2.9 million in 2003 to 11.4 million in 2010 for a compounded annual growth rate of approximately 22%. The following chart estimates total North American GPS units shipped or to be shipped for the periods indicated.

Total GPS Units Shipped

(North America: 2003 to 2010)

Source: Frost & Sullivan Report.

GPS Market Segmentation

The overall GPS market can be divided into two primary segments, lower precision consumer markets and higher precision commercial markets. Management of the Company estimates NovAtel’s current total addressable annual market for high-precision positioning component technologies and sub-systems is approximately U.S.$300 million to U.S.$400 million.

The following chart illustrates the view of management of the Company in respect of the relative accuracy and reliability needs of the various end-markets. Accuracy refers to how precise the positioning information is required to be in an application. Reliability refers to how important the continuity of positioning is to an application.

Management of the Company believes that a limited number of highly specialized GPS companies, including NovAtel, have the capability to develop and produce technology that can be used in higher precision applications, largely as a result of proprietary and patented technology.

As a result of the high degree of specialization required, commercial high-precision GPS component technology is typically sold at significantly higher prices, as illustrated by the following chart, which typically results in higher gross margins than lower precision, consumer focused systems.

Average GPS System Pricing

(2003)

Source: Frost & Sullivan Report.

Growth in High-Precision GPS

Management of the Company believes that growth in the high precision segment of the GPS market is the result of an expanding number of applications which are being driven by technological advancements with respect to accuracy and reliability and a general reduction in the cost of peripheral component technology.

Technological Advancements

Since the introduction of GPS technology, there have been a number of technological innovations that have significantly increased the accuracy and reliability of GPS products. Differential GPS, one of the first techniques developed to improve performance, can be used to achieve position accuracies down to a few millimetres. With this technique one receiver, typically called a base station, is precisely positioned on a known location and calculates a variety of measurement errors. This differential correction data is then broadcast via communication links to other receivers, that can be static or in motion, which receive the differential corrections and apply them to provide precise locations. Using this technique, virtually all significant positioning errors can be eliminated and the resulting differential positions can achieve superior accuracy. Limitations of early differential GPS technology included the cost, reliability and form factor of the systems.

Differential GPS was originally developed based on single-frequency receivers which used only the civilian signal. The first commercial dual frequency GPS system, which makes use of both the L1 frequency and the L2 frequency, was introduced in the mid 1980s. Using both signals allows for significant reductions in the time required to calculate a precise position and an increase in the working range of GPS devices.

Other technologies have been developed to address specific issues or applications. For example, in 1993 NovAtel introduced Narrow Correlator tracking technology which significantly reduced the effects of multipath interference which is caused by the reflection of multiple GPS signals. This innovation has allowed for a significant increase in accuracy. Comparable versions of this technology have been broadly adopted by the industry.

Another innovation was on-the-fly initialization which enabled differential GPS to be applied to receivers in motion while maintaining accuracy to within a few centimetres. This technology broadened the application of GPS to unmanned and automated vehicles.

NovAtel has introduced numerous additional technological innovations over the past ten years. See “Item 4 – Information on the Company, Business Overview – Technology.” These and other technological innovations have enabled the significant expansion of applications for high precision GPS positioning solutions.

Continued Reduction in the Cost of Peripheral Component Technology

High-precision GPS component suppliers, including the Company, as well as system integrators have benefited from significant reductions in the cost of peripheral components such as microprocessors, memory and wireless communications technology. These savings have enabled a significant reduction in the overall cost of GPS solutions and have driven an expansion in the number of applications using the technology. Management of the Company believes that this trend will continue to promote growth for the high precision segment of the GPS industry.

Other Industry Trends

In addition to the growth trends set forth above, management of the Company believes that growth of the high precision segment will be driven by the outsourcing of core GPS technology by OEMs and system integrators and the development of complementary technologies that will enhance the performance and functionality of existing GPS technology.

Outsourcing of Core GPS Technology by OEMs and System Integrators

A number of NovAtel’s key competitors and OEM customers have historically developed core GPS technology in-house or have acquired stand alone GPS component vendors. Management of the Company believes there is currently a trend among OEMs and system integrators to outsource core GPS technology to vendors such as NovAtel. By doing so, these companies are attempting to re focus on their core competencies, developing custom systems for end market applications, which may enable them to make better use of their capital and other resources. Management of the Company also believes it is becoming increasingly difficult for these companies to provide cost effective and technically advanced precision GPS receivers relative to GPS focused companies, such as NovAtel, that have strong patent positions, substantial continuous GPS development and the ability to leverage their receiver technology across multiple applications.

Development of Complementary Technology

Management of the Company believes that the development of complementary technology that enhances or augments the accuracy and reliability of the core GPS technology will enable a multitude of new applications for the technology and drive further growth. For example, the integration of inertial technology with GPS enables the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage. There are a number of other complementary technologies that are expected to cause an acceleration in the number of applications using the technology.

Barriers to Entry

Management of the Company believes there are significant barriers to entry in the industry, including:

•                                          proprietary and patented technology;

•                                          scarcity of industry expertise; and

•                                          extensive, established relationships with market leading customers and partners.

The NovAtel Solution

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. The NovAtel solution combines hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s GPS technology into their respective products and systems.

The primary features of the NovAtel solution include:

•                                          high-precision positioning with accuracy to the sub centimetre level;

•                                          high-reliability and robust performance, even in challenging environments;

•                                          cost-effective components and sub-systems to enable broad market application;

•                                          small, low-power designs for easy system integration; and

•                                          flexibility to integrate customer software solutions enabling the Company’s customers to reduce system costs and accelerate time to market.

One of the most critical components of the NovAtel solution is the Company’s product line of GPS receivers. The receiver is the core technology which receives, processes and resolves the GPS signals. The majority of NovAtel’s proprietary technology is incorporated into NovAtel’s receivers and most of the research and development efforts of the Company are directed towards improving their accuracy, reliability and cost effectiveness. These receivers are highly flexible and configurable with software for specific applications and that enable the Company and its customers to leverage a limited number of hardware platforms into a wide variety of end-market applications.

Mission and Strategy

NovAtel’s goal is to become the leading provider of high-precision global positioning component technologies and sub-systems. In order to achieve this goal, NovAtel is focused on the following growth strategies:

•                                          continue to invest in high-precision global positioning technology;

•                                          partner with and/or acquire enabling and complementary technologies;

•                                          continue to build market share with large OEMs and emerging system integrators;

•                                          attract and retain key employees; and

•                                          continue to generate strong revenue growth while improving profitability and capital efficiency.

Continue to Invest in High-Precision Global Positioning Technology

The Company is committed to continual improvement of the accuracy, reliability, cost and quality of its technology. To achieve these objectives, the Company intends to invest in research and development primarily in the following areas: (i) core GPS hardware and software; (ii) technology supporting the modernization of the GPS system; (iii) technology supporting other satellite based positioning systems; and (iv) technology that augments the Company’s global positioning technology.

Partner with and/or Acquire Enabling and Complementary Technologies

NovAtel continually seeks to develop strategic partnerships with industry leaders of enabling and complementary technologies, such as inertial systems, guidance technology and wireless communications. The Company also expects to continue to pursue selective strategic acquisitions that are complementary to current product offerings, expand its market opportunity or broaden its customer base.

Continue to Build Market Share with Large OEMs and Emerging System Integrators

The Company plans to continue to build market share and enhance its growth through leveraging its OEM business model. Furthermore, the Company expects to continue to develop relationships with emerging system integrators through its growing international dealer network. An important element of this strategy is to continue to work with OEMs and system integrators in a highly collaborative fashion and to provide them with an exceptional level of customer support.

Attract and Retain Key Employees

NovAtel has assembled a talented and experienced team with proven expertise in the GPS industry. As the Company experiences growth, it intends to hire employees with demonstrated experience and ability, with the objective of increasing the number of highly productive teams. Potential employees are offered the opportunity to work for an industry leader on challenging assignments in their area of core competency with access to state-of-the-art development resources. The Company also maintains a competitive performance based compensation program which is designed to attract and retain employees.

Continue to Generate Strong Revenue Growth while Improving Profitability and Capital Efficiency

The Company intends to continue to pursue profitable growth opportunities through its focus on return on investment. Key elements of this strategy include: (i) maintaining selling prices and gross margins by pursuing value added high-precision global positioning applications; (ii) improving capital efficiency through outsourcing select business activities, manufacturing services and certain design functions; and (iii) investing in initiatives to improve efficiency and reduce costs while continuing to deliver superior customer service.

Products

NovAtel offers a broad range of high-precision GPS and other positioning components and sub-systems. The Company’s products combine specialized hardware with proprietary software to enable its customers to fully integrate the Company’s technology into their respective products and systems. NovAtel’s products include GPS receivers, antennas, proprietary software and augmented GPS products.

A critical component of NovAtel’s products are its GPS receivers which process the satellite signals received through the antenna to determine precise positions. A key advantage of NovAtel’s GPS receivers is that they are highly flexible and configurable allowing the same receiver to be used across a broad range of applications. For example, NovAtel can install different software on the same type of receiver to meet the specific requirements of customers. This benefits NovAtel through reduced unit costs, higher production rates, focused research and development efforts and a streamlined product line. NovAtel’s customers also benefit in that they are able to upgrade their systems on a cost-effective basis by installing new software as opposed to having to replace the entire receiver. NovAtel’s GPS receivers are also capable of storing and running customer applications, enabling NovAtel’s customers to realize cost-efficiencies and accelerated time to market.

NovAtel offers a range of antennas that are capable of supporting both single frequency and dual-frequency receivers and may be incorporated into a broad range of applications, including those which operate in dynamic or challenging environments.

NovAtel has also developed a range of proprietary high-precision GPS positioning software that enables their customers to achieve accuracies to within a few centimetres, in real-time, while providing a high degree of reliability.

NovAtel leverages the components described above in its aviation and geomatics product lines as well as offers augmented GPS products, such as the Black Diamond System. This product integrates third-party inertial measurement technology with the Company’s GPS technology (receiver, antenna and software) to provide the user with continuous positioning data even when a GPS signal has been temporarily lost.

The following is a list of NovAtel’s product offerings.

The following are the Company’s most popular products with a brief explanation of their features and applications.

Markets

Management of the Company believes there are three primary drivers of future growth in the high-precision global positioning industry:

•                                          increased sales into existing applications in traditional markets;

•                                          development of new applications in non-traditional markets; and

•                                          development of new applications in emerging markets.

Increased Sales into Existing Applications in Traditional Markets

Management of the Company believes sales of existing applications will continue to increase in markets that have been traditional users of GPS technology. Generally, these are markets where GPS has either replaced older technology, such as the marine industry, or markets where GPS technology was adopted at an early stage largely because the benefits of GPS outweighed price sensitivity, such as the survey and mapping market.

The Company expects these markets to continue to expand for a number of reasons including:

•                                          continued reductions in the price of GPS technology are expected to make existing applications more cost-effective for a broader range of users;

•                                          development of new technology is expected to enhance the functionality of existing applications; and

•                                          outsourcing of core GPS technology by OEMs and system integrators is expected to increase.

Selected examples of growth applications in traditional markets include surveying and mapping, aviation and air traffic control ground infrastructure and commercial marine.

Development of New Applications in Non-Traditional Markets

New applications continue to emerge within established markets that to date have not been traditional users of GPS technology. The growth in new applications is largely being driven by OEMs and system integrators who are developing new products that have become commercially viable as a result of technological improvements, cost reductions and the development of complementary technology.

Selected examples of growth applications in non-traditional markets include precision agriculture and mining and construction machine control.

Development of New Applications in Emerging Markets

New applications are also being developed within markets that have been created or transformed as a result of the evolution of low-cost, high-precision positioning technology. These markets represent a diverse range of significant growth opportunities for the Company.

Selected examples of applications in emerging markets include unmanned air vehicles, airborne weapons training and precision asset tracking and guidance.

Customers

NovAtel competes in the high-precision global positioning market by selling components and sub-systems to leading OEMs and system integrators in multiple industries. During the past two years NovAtel has sold its products to over 350 customers worldwide, including some of the leading companies in their respective sectors.

For the fiscal year ended December 31, 2003, NovAtel’s 10 largest customers represented 59% of revenue. With the beginning of commercial shipments under agreements between the Company and Leica Geosystems, NovAtel expects Leica Geosystems to become one of the Company’s largest customers. See “Item 4 – Information on the Company, Business Overview - Strategic Partnerships — Leica Geosystems” and “Item 3 – Key Information, Risk Factors — Dependence on Key Customers.”

Sales to key customers (outside of Point/Sokkia), BEELINE Technologies and Shenzhen Shenyuan, accounted for 10.9%, and nil%, respectively, of the Company’s total revenues in 2003.  In comparison, sales to BEELINE Technologies and Shenzhen Shenyuan accounted for 10.4% and 11.4%, respectively, of the Company’s total revenues in 2002.

The Company’s proportionate share of sales by Point accounted for 15.8% of total revenues in 2003 compared to 14.0% of total revenues in 2002.

In 2003, the Company derived 50% of its revenues in the United States, 22% in Asia/Australia, 20% in Europe, 7% in Canada and 1% in other parts of the world.

The Company divides its customers into three primary categories, Special Applications, Geomatics and Aerospace and Defence. The following chart sets out the consolidated revenues of the Company by the categories indicated for the fiscal years ended December 31, 2001, 2002 and 2003.

NovAtel Revenues by Category

(2001 to 2003)

Special Applications

Special Applications is the largest and fastest growing category, contributing $22.6 million or 58% of NovAtel’s revenues for the fiscal year ended December 31, 2003. This category has experienced a 38% compounded annual growth rate from 2001 to 2003. In addition, Special Applications services emerging end markets for global positioning technology. This group’s customers are in diverse markets including precision agriculture, marine, mining and machine control, unmanned vehicles and sports media.

Special Applications has three main types of customers:

•                                          large, industry leading companies utilizing NovAtel’s proprietary solutions to develop replacement and transformative products for their end-markets, such as Leica Geosystems in the survey market or AGCO in precision agriculture;

•                                          small and innovative system integrators that have developed new markets through creative integration of NovAtel’s products with other technology, such as Sportvision in sports media technology; and

•                                          dealers and distributors that service hundreds of smaller companies that are developing innovative solutions for existing and new markets.

NovAtel’s dealers and distributors are critical in extending the market reach of the Company. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. This was the case for BEELINE Technologies which is now one of NovAtel’s largest customers.

Geomatics

Geomatics (surveying and mapping) was one of the first commercial applications of high-precision GPS technology and is currently a well-established market. The Geomatics category contributed $8.4 million or 22% of NovAtel’s revenues for the fiscal year ended December 31, 2003. NovAtel’s Geomatics category consists primarily of Point, the Company’s joint venture with Sokkia. Point provides Sokkia’s global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographic information systems, construction and construction machine control. Sokkia’s distribution system includes more than 25 subsidiaries and additional representatives around the world, each having its own dealer network. NovAtel’s sales to Leica Geosystems, although primarily for geomatics applications, are not included in this category for reporting purposes due to historical classification.

Given the relative maturity of this market, growth in the sale of traditional GPS products is expected to be moderate. However, management of the Company believes that GPS Modernization and the introduction of Galileo represent significant opportunities for future growth as end-users upgrade their equipment in order to realize the enhanced performance and efficiencies that may be achieved through the utilization of the new signals.

Aerospace and Defence

Aerospace and defence continue to be strong markets for GPS technology and include some of the most technically demanding applications of NovAtel’s products. The Aerospace and Defence category contributed $7.6 million or 20% of NovAtel’s sales for the fiscal year ended December 31, 2003. Customers of the Company in this group utilize NovAtel’s high-precision positioning technology for critical components in civil air traffic control, flight management systems that enable aircraft to determine their precise position and certain military applications.

The Company’s wide area augmentation system (“WAAS”) receivers are a key component of revenue in this category. The WAAS receivers are an important part of the existing ground infrastructure that supports the next generation of air traffic control for commercial aviation in North America, Europe, Japan and China. Raytheon Company, the Federal Aviation Administration (“FAA”) and other leading companies and national aviation organizations around the world have selected NovAtel as a key supplier for this application primarily because of NovAtel’s leading technology in this area.

Management of the Company believes there are significant opportunities for future growth within the aviation and defence markets. For example, the Company was recently awarded a sole-source contract by the FAA to develop the next generation of WAAS receivers in the U.S., delivery of which commenced in 2004. Other opportunities for growth include the expected modernization of the GPS system, the introduction of Galileo and the FAA’s announced plans to begin work on the local area augmentation system (“LAAS”) and multiple other defence applications, including unmanned vehicles.

The Company is currently working with OEMs and system integrators that have determined precision GPS technology can be utilized in many military applications such as training, logistics and missile tracking which do not require the use of encrypted military GPS technology.

Sales, Marketing and Distribution

NovAtel sells, markets and distributes its products through both direct and indirect channels in order to maximize market coverage on a cost-effective basis. The primary focus for NovAtel’s sales and marketing efforts is on OEM customers, strategic relationships and supporting a network of dealers and resellers. The Company has developed its sales and marketing capabilities in anticipation of and in response to customer needs as they arise in its multiple markets. The in-house sales and marketing efforts are focused on product management, distribution management, communications and promotions. Each market receives specific attention to the needs of its sales and distribution channels, which are rapidly changing.

The Company believes that providing a high level of customer technical support is critical to creating and maintaining strong relationships with their OEM and system integrator customers.  The Company is able to achieve this level of support by employing a sufficient number of qualified engineers and technicians to advise and provide customers with integration and after-sale support. Due to frequent interaction with customers, these integration engineers and support technicians also act as an important source of customer information, which can drive product enhancements, new product ideas and new business opportunities.

Technology

NovAtel has invested significant funds and resources to become a leading provider of high-precision positioning technology. Since 1992, NovAtel has provided several major technological innovations to meet the increasingly demanding needs of the high-precision positioning industry. NovAtel currently holds 25 U.S. patents and 32 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. Some of the more significant technology developments by the Company are discussed below.

1992 Narrow Correlator Tracking Technology

NovAtel established itself in the GPS industry through the introduction of its patented Narrow Correlator tracking technology in 1992. Narrow Correlator tracking allowed NovAtel products to provide positioning accuracy to within one meter with a single-frequency receiver while significantly reducing the effects of multipath interference caused by the reflection of multiple GPS signals. Relative to other GPS technology available at the time, this innovation resulted in a five-fold improvement in accuracy for GPS devices.

1994 Multipath Elimination Technology (“MET”)

NovAtel continued its technology advancements with the introduction of MET in 1994. MET expanded upon the Narrow Correlator tracking technology by refining software algorithms to more effectively filter the effects of multipath signal interference. This new technology removed 25% to 50% of the residual multipath errors.

1995 Multipath Estimating Delay Lock Loop (“MEDLL”)

In 1995, NovAtel introduced MEDLL technology. MEDLL offered a more rigorous approach to the reduction of multipath effects using improved circuitry, software control and processing. The MEDLL technology further reduced the effects of multipath interference by up to 90%.

1995 Real Time Kinematic (“RTK”) Signal Processing Technology

Also in 1995, NovAtel introduced a unique method of applying RTK processing to the carrier frequency signals in order to rapidly increase the accuracy of the computed position from meters to less than 20 centimeters. This signal processing method is particularly useful for single frequency GPS receivers. Previous attempts at using RTK resulted in significant delays before reaching precision accuracies.

2000 Pinwheel™ Aperture Coupled Slot Array Technology

In 2000, NovAtel introduced a new antenna utilizing its patent pending Pinwheel™ Aperture Coupled Slot Array technology. Using this technology, the Company was able to produce a much smaller and lighter antenna than other available antennas on the market without sacrificing either accuracy or reliability.

2000 Pulse Aperture Correlation (“PAC”) Technology™

Also in 2000, NovAtel introduced its new PAC™ technology. Available exclusively on the Company’s OEM4 product line, PAC™ technology implements the latest digital signal processing techniques to provide superior tracking capability in the presence of multipath interference. PAC effectively doubles the accuracy of the Narrow Correlator tracking technology and reduces interference by up to eight times.

2002 Model Position Aiding and Position Velocity Filter

In 2002, NovAtel developed a method of increasing the reliability of GPS position output in very challenging environments through the use of model position aiding and position velocity filter techniques. While this technology was initially developed to meet the needs of a specific application, Management of the Company believes that it can be applied to a broader range of markets, such as precision agriculture.

2003 GPS and Micro-Electro-Mechanical System (“MEMS”) Integration

The Company has developed software that enables the integration of its GPS receivers with a MEMS system. This system can maintain an accurate estimate of position and velocity without the use of GPS satellite signals for short periods of time. In the absence of GPS satellite signals, a GPS receiver cannot provide information about the user’s position or velocity if the direct line-of-sight between the receiver and the satellites is blocked. The integration of GPS and MEMS allows the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage.

Research and Development

The Company’s technology position is supported by a strong commitment to research and development. NovAtel has invested heavily in developing GPS technology, including the design of proprietary software and integrated circuits for GPS receivers. The Company’s research and development expense was $7.1 million, $5.3 million and $6.6 million in 2003, 2002 and 2001, respectively.

In addition, the Company also receives significant amounts of funding from its customers through NRE contracts to conduct research and development on their behalf. Typically, NovAtel retains ownership of the intellectual property developed under these arrangements and is able to exploit such intellectual property for its own purposes. The Company’s total engineering expenditures, comprised of internal research and development programs and customer funded engineering programs, were $10.7 million or 28% of revenue in 2003, $9.4 million or 28% of revenue in 2002 and $9.1 million or 32% of revenue in 2001.

Often a new product is initially developed for a customer or strategic partner who is willing to purchase development stage products. The Company has used feedback from such initial customers as a source of information in designing and refining its products, and in defining, with greater precision, customer needs in emerging market areas.

Competition

NovAtel faces competition primarily from other developers and suppliers of high-precision positioning component technology which is sold to OEMs and system integrators for commercial applications, as well as from OEMs who choose to develop and produce the component technology in-house.

The primary competitors supplying component technology to OEMs and system integrators vary by each industry or market served, but generally include Trimble Navigation Limited (U.S.), Thales Group (France), Topcon Positioning Systems (Japan), Javad Navigation Systems (U.S.), NavComm Technologies (U.S.) and at the single-frequency level, companies such as CSI Wireless Inc. (Canada) and Furuno Marine Electronics (Japan). While these competitors to NovAtel offer high-precision positioning solutions to OEMs, many also develop, produce and market products that are sold directly to end-users and are therefore in competition with the OEMs’ end-products and solutions.

The Company works with OEMs in a highly collaborative and cooperative process to provide them with the core technology that becomes integrated into their end products and solutions. Management of the Company believes that the non-competitive nature of its relationships with OEMs is a key differentiator and a competitive advantage for the Company relative to other suppliers.

Strategic Partnerships

Leica Geosystems

The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics segment. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop a custom version of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co operation agreement, the Company entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with a custom GPS receiver. In February 2004, Leica Geosystems announced the launch of a new surveying system that incorporates NovAtel’s GPS receiver and antenna technology. In addition, the Company, Leica Geosystems and CMC Electronics entered into a change of control agreement dated April 5, 2004, which provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel or CMC Electronics by certain competitors of Leica Geosystems. See “— Certain Contractual Rights” and “Item 3 – Key Information, Risk Factors — Dependence on Key Customers.”

Sokkia/Point Joint Venture

The Company owns 49% of the common shares in Point, a geomatics joint venture with Sokkia, one of the world’s largest suppliers of surveying and mapping equipment. The Company sells GPS receivers and antennas to Point which incorporates these products into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. See “Item 3 – Key Information, Risk Factors — Dependence on Key Customers.”

CMC Electronics

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to jointly develop new technology for GPS aviation solutions and under which the Company would develop and supply global positioning products and technology to CMC Electronics. CMC Electronics is one of the world’s largest suppliers of certified GPS products into the commercial aviation market. The initial term of the agreement is ten years. Under the terms of the agreement, for so long as the Company is CMC Electronics’ sole and exclusive supplier of global positioning products and technologies for certain specified avionics markets and ground based augmentation systems, NovAtel has agreed not to sell such products and technology for use in such markets. In consideration for agreeing to such restrictions, the Company is entitled to receive certain minimum royalty payments. “Item 3 – Key Information, Risk Factors — Dependence on Key Customers.”

Certain Contractual Rights

Pursuant to the terms of a change of control agreement dated April 5, 2004, between the Company, Leica Geosystems, CMC Electronics and ONCAP, Leica Geosystems has certain rights which arise upon the acquisition of control of NovAtel or CMC Electronics by certain competitors of Leica Geosystems. In particular, for so long as NovAtel is controlled by CMC Electronics, in the event of (a) a proposed sale by CMC Electronics of more than 50% of the issued and outstanding voting shares of NovAtel to a Leica Geosystems competitor, (b) the sale of a significant portion of the assets of NovAtel or all or substantially all of the technology underlying the agreement to a Leica Geosystems competitor, or (c) the proposed acquisition of control of CMC Electronics by a Leica Geosystems competitor, Leica Geosystems has the right to purchase the shares of NovAtel held by CMC Electronics or the assets of NovAtel for the fair market value thereof, as applicable. The foregoing rights will terminate when CMC Electronics no longer owns 50% of NovAtel’s voting shares or the power to elect a majority of the directors of NovAtel. In addition, the change of control agreement provides that if in the event that a Leica Geosystems competitor acquires the power to elect a majority of the directors of NovAtel, Leica Geosystems will have the right to purchase the shares of NovAtel held by CMC Electronics for the fair market value thereof.

The change of control agreement also provides that in the event CMC Electronics proposes to sell some or all of the shares of NovAtel held by it to a party other than a competitor of Leica Geosystems, Leica Geosystems has the right to make an offer to purchase all of such shares. CMC Electronics is obligated to consider any offer by Leica Geosystems in good faith, but is under no obligation to accept any offer from Leica Geosystems.

Employees

A key priority of the Company is to attract, train and retain talented employees. NovAtel views its highly skilled and performance-motivated employees as a competitive advantage and a key part of the strategy for future growth. The Company staff turnover ratewas approximately 1.5% for its fiscal year ending December 31, 2003 (excluding Point employees and involuntary separations).

As at December 31, 2001, 2002 and 2003, the Company (excluding Point) had the following full-time employees:

	Full-Time Employees
Department	2001	2002	2003
Research and development	51	57	67
Operations	18	28	32
Administration and finance	28	22	21
Sales and marketing	16	13	18

TOTAL	113	120	138

The Company retained seven temporary and contract personnel as at December 31, 2003. Separately, Point employed 37 permanent staff as at December 31, 2003. None of NovAtel’s employees are represented by a labour union, and the Company has not experienced any work stoppages. All of the Company’s full-time employees are eligible to be granted stock options and all NovAtel employees participate in performance-based bonus programs.

Operations and Facilities

NovAtel’s registered and head office is located in Calgary, Alberta. The Company’s office space totals approximately 46,000 square feet and is subject to a ten-year lease that expires in 2009, with an option for NovAtel to extend the term for a further five-year period. The current lease provides for an expansion of up to 25,000 square feet. At this location, the Company assembles, tests, packages and ships most of NovAtel’s products including GPS receivers and antennas.

The circuit card assemblies, which are a primary component of NovAtel’s GPS receiver, are manufactured by contract suppliers in accordance with NovAtel design, manufacturing and testing requirements. NovAtel’s primary contract supplier of circuit card assemblies is Raven Industries Inc., which is located in Sioux Falls, South Dakota. Other suppliers include Dynamic Source Manufacturing in Calgary, Alberta and United TriTech Corporation in Cornwall, Ontario.

Patents, Trademarks and Licenses

NovAtel currently holds 25 U.S. patents and 32 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. The Company also currently has numerous trademarks worldwide, including the NovAtel trademark, which is registered or pending in 31 countries. See “Item 3 – Key Information, Risk Factors — Patents and Proprietary Rights; Patent Litigation.”

NovAtel has copyrights and intellectual property rights to its proprietary software and custom integrated circuit designs. In 1997, the Company purchased a license with respect to its SoftSurv software, which is a full-featured GPS dual frequency data post-processing package software for surveying applications. The purchase allows for more control over the pricing, costs, support and development of SoftSurv. In 1999, NovAtel licensed SoftSurv and certain intellectual property related to end user products to Point. See “Item 4 - Information on the Company, Business Overview — Strategic Partnerships — Sokkia/Point Joint Venture”.

Legal Proceedings

In July 1995, a claim was made in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, Alberta, by one of the Company’s former dealers, Premier GPS Inc. (“Premier”), arising in part out of NovAtel’s refusal to renew a dealer agreement with Premier. Premier is alleging breach of contract and seeking damages in the amount of $500,000, special damages in an amount to be ascertained at trial, and an additional $500,000 in punitive or exemplary damages, plus interest and costs. NovAtel filed a Statement of Defence and Counterclaim on September 14, 1995 seeking judgment for approximately $74,000 (unpaid invoices), damages for conspiracy, breach of trust and breach of fiduciary duty, and an Order for return of certain beta test equipment or damages, interest and costs. The Company believes it has valid defences to the claim filed by Premier and that the claim is without merit. This lawsuit has largely been inactive.

In November 1994, the Company commenced an action against Trimble Navigation Limited (“Trimble”) seeking relief and damages for an alleged infringement of the Company’s U.S. Patent No. 5,101,416 (the “Narrow Correlator patent”). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble’s U.S. Patent No. 5,390,207 (the “207 patent”). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company’s products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As at December 31, 2003, intangible assets of the Company included $354,000 related to the settlement agreement with Trimble. On June 26, 2001, NovAtel received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination. As of the date hereof, the Company has not provided for any impairment of these intangible assets in its financial statements.

Other than the foregoing, there are no outstanding legal proceedings material to the Company that the Company is aware of to which the Company, its subsidiaries or any of its properties are subject, nor are there any such proceedings known to be contemplated.

C.                                    Organizational Structure

On April 17, 1998, CMC Electronics purchased approximately 58% of the Company’s total shares outstanding from the Company’s two principal shareholders.  As of April 21, 2004, CMC Electronics owned approximately 56% of the Company’s total shares outstanding.

On April 11, 2001, an investor group led by ONCAP L.P. acquired control of the Company through the acquisition of CMC Electronics.

The Company does not have any significant subsidiaries.

D.                                    Property, Plant and Equipment

See “Item 4 – Information on the Company, Business Overview – Operations and Facilities.”

Item 5              Operating and Financial Review and Prospects

A.                                    Operating Results

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company and is dated March 2004. It should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Item 3 – Key Information, Risk Factors”.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 21 of the consolidated financial statements of the Company included elsewhere in this Annual Report.

Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point.

NovAtel’s consolidated financial statements include a 49% proportionate share of the Point accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s balance sheet.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This will increase the Company’s total addressable market in core sectors and also create entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005. CMC Electronics’ non-aviation L1 GPS OEM product line contributed approximately $2.3 million in revenue and incurred a loss of approximately $490,000 during 2003. The loss in 2003 was primarily a result of one-time engineering development related costs of $366,000 incurred in 2003.

The Company owned a 70% equity interest in Mezure, a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year since 2000 at a compounded annual growth rate of 16% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements. A discussion of the Company’s critical accounting policies and estimates follows.

Revenue Recognition

Revenues from product sales are generally recognized at the time of shipment to the customer. Revenues from NRE fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

In 2003, approximately $6.5 million, or 17%, of the Company’s revenue was derived from NRE services fees. Approximately 70% of these revenues were recognized from contracts on which the customer paid established rates for time and materials.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected return of product and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter-end and is based on recent historical experience and known customer claims. The provisions for product returns and price adjustments was $268,000 as of December 31, 2003 compared to $289,000 at December 31, 2002, with the decrease attributable to reduced known claims.

The Company generally ships its products FCA (free carrier all) shipping point, and accordingly, recognizes revenue at time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company’s part remains.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables. As of December 31, 2003, the Company had deferred revenue related to product shipments to Point of $570,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point’s ability to demonstrate sustained improved operating performance and/or Point receiving additional financial support from the Company and Sokkia sufficient to enable Point to meet its financial obligations on an ongoing basis.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

The Company establishes provisions for obsolete and excess inventory. The Company’s products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. In 2003, the provision for obsolete and excess inventory included in the statement of operations was $691,000 or 1.8% of revenue, compared to $779,000 or 2.4% of revenue in 2002. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2003, the Company had approximately $280,000 (net value) of WAAS receiver inventory for which no firm customer commitments were on hand. Based on the Company’s assessment of future market opportunities, the Company expects that the value of this inventory will be realized through future sales, but if this is not achieved, all or a portion of this inventory may be written off.

Allowance for Doubtful Accounts

The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectible or at-risk receivables as well as the aging profile of other receivables. In 2003, the provision for doubtful accounts included in the statement of operations was $371,000 or 0.96% of revenue, compared to $434,000 or 1.3% of revenue, in 2002.

As at December 31, 2003, the provision for doubtful accounts was $810,000 or 10.9% of the gross value of the receivables compared to $788,000 or 7.4% at December 31, 2002. The higher dollar amount of the provision reflects higher revenues in general and higher sales by Point to customers outside of Sokkia’s distribution in 2003.

Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

The Company’s products are covered by standard warranty plans that extend normally 15 months to 18 months from the date of product shipment. Certain customers negotiate warranty terms that range up to three years.

The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2003, the Company’s provision for future warranty claims was $410,000 compared to $344,000 as of December 31, 2002, with the increase attributable primarily to increased revenue from product shipments.

Research and Developments Costs and Deferred Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, subject to an estimate of recoverability.

In 2003, the Company deferred development costs of $157,000 related to the development of a certified aviation GPS receiver, compared to $125,000 in 2002. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $196,000 of these deferred costs in 2003 compared to $57,000 in 2002.

At December 31, 2003 the Company had deferred $2.6 million of development costs ($2.6 million at December 31, 2002). The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower than the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. The Company assesses the recoverability of the deferred development costs at each quarter end.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

As of December 31, 2003, the Company had net unrecognized income tax benefits related to previously incurred income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits totaling $60.5 million, which are available to reduce future taxable income and taxes payable, primarily for Canadian purposes.

The Company has established a full valuation allowance against the calculated tax benefits, since it is uncertain that these tax benefits are more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax benefits will not be realized.

Results of Operations

The following table sets out, as a percentage of revenue, consolidated operations data for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	(Percentage of Revenue)
Revenues	100.0%	100.0%	100.0%
Gross profit — product sales	53.9	55.9	53.8
Gross profit — NRE fees	45.5	34.4	49.1

Total gross profit	52.5	51.9	53.0

Operating expenses:
Research and development	18.4	16.1	23.3
Selling and marketing	13.6	16.2	12.8
General and administration	11.1	12.2	13.1

Total operating expenses	43.1	44.5	49.2

Operating income	9.4	7.4	3.8
Interest income, net	0.4	0.3	0.4
Other expense	(1.7)	(1.0)	(0.4)

Income from continuing operations before income taxes	8.1	6.7	3.8
Provision for income taxes	0.1	0.2	0.0

Net income from continuing operations	8.0	6.5	3.8
Income (loss) from discontinued operations	0.9	(2.0)	(3.4)

Net income	8.9%	4.5%	0.4%

2003 Compared to 2002

Revenues

Total revenues in 2003 were $38.7 million, representing a 17% increase over 2002 revenues of $33.1 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company’s revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel’s revenues. NovAtel’s U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002. If the Company’s U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2003 would have been approximately 30% higher than in 2002.

The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2003 and 2002.

	2003		2002		Change
	$	%	$	%	$	%
	($000’s)
Geomatics	$8,380	22%	$5,671	17%	$2,709	48%
Aerospace and Defence	7,558	20	10,486	32	(2,928)	(28)
Special Applications	22,563	58	16,755	50	5,808	35
Other	183	0	234	1	(51)	(22)

TOTAL	$38,684	100%	$33,146	100%	$5,538	17%

Geomatics

In 2003, Geomatics revenues were largely comprised of NovAtel’s sales to Point, net of intercompany eliminations and the Company’s proportionate share of sales by Point. Geomatics sales were $8.4 million in 2003, an increase of 48% from $5.7 million in 2002, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Point’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development. NovAtel has been disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company anticipated would increase after the April 2002 restructuring. The Company continues to work with Point’s management and Sokkia to improve the operating results of Point. Point’s operating performance in the second half of 2003 improved in comparison to recent years in certain areas, including higher revenue and customer orders pertaining to increased shipments to Japan, other Asian markets and Europe. However, there can be no assurance that Point’s operating performance will continue to improve.

Aerospace and Defence

Aerospace and Defence revenues were $7.6 million in 2003 compared to $10.5 million for 2002, a decrease of 28%. The decrease was primarily attributable to the absence of shipments into the Chinese Satellite Navigation Augmentation Systems (“SNAS”) programs and partially attributable to the decline in the U.S. dollar relative to the Canadian dollar. In 2002, the Company had revenue of $3.8 million from the SNAS program compared to $nil in 2003. In addition, new NRE contracts relating to the WAAS and European Galileo and Japanese MTSAT Satellite-based Augmentation System programs offset lower revenue from the European Geostationary Overlay System (“EGNOS”) program which was largely completed in 2002.

The certified GPS receiver jointly developed by NovAtel and CMC Electronics is now being integrated into Honeywell airborne systems and is also intended for Honeywell Inc.’s local area augmentation system (“LAAS”) ground station program.

NovAtel is also participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS, which was recently contracted to Lockheed Martin, Raytheon Company and Boeing. NovAtel received a letter subcontract from Raytheon worth up to $1.64 million NRE plus U.S.$885,000 in hardware deliverables.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System. This letter contract is worth up to U.S.$970,000 NRE plus U.S.$591,000 in hardware deliverables.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver. The contract covers receiver development and qualifications work over a 21 month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna. The basic contract has a value of U.S.$2.4 million and the option is worth U.S.$835,000. This contract has been modified to add funding up to U.S.$2.7 million and activities are scheduled to be completed by March 2004. In addition, Raytheon Company has now provided a letter subcontract worth up to U.S.$3.0 million for production start-up and initial 44 deliverable receivers, starting in April 2004, with options for an additional 117 receivers for delivery in 2005 and 2006. Raytheon has recently authorized U.S.$450,000 toward the purchasing of long lead materials for 39 of the optional receivers for accelerated delivery in 2004.

The FAA has awarded the LAAS program to Honeywell. The LAAS program is intended to complement the WAAS program and provide precision approach landing guidance using GPS. NovAtel has provided prototype LAAS equipment which was developed for Raytheon and Thales and has sold some prototype equipment to the FAA to support LAAS testing. Recently, there have been indications from the FAA that the implementation of the LAAS program may be spread over a longer timeframe.

The Company has completed most of the work with Thales Avionics to supply one section of the EGNOS Remote Integrity Monitoring System. The balance of the remaining work is to support Thales Avionics in the EGNOS Operational Readiness Review (“ORR”) and to complete warranty support through December 2004. The EGNOS receivers have the same hardware configuration as the Company’s WAAS receivers, with added software qualification and functionality. There can be no assurance that NovAtel will receive commitments for future participation in the EGNOS program. Delays in system implementation have delayed final hold-back payments of approximately $568,000 related to completion of EGNOS ORR. These hold-backs are currently anticipated by the end of 2004.

Special Applications

Special Applications revenues were $22.6 million in 2003 compared to $16.8 million in 2002, an increase of 35%. The major factors leading to higher revenues in 2003 compared to 2002 were varied and included the acquisition of CMC Electronics’ non aviation L1 GPS OEM product line, which contributed approximately $2.3 million in revenue, higher sales into the U.S. agricultural market and higher shipments through the Company’s U.S., European and Chinese dealers. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company. NovAtel’s U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002.

The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics segment. More specifically, NovAtel is developing a custom version of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co operation agreement, NovAtel also entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply a custom GPS receiver for Leica Geosystems. In February 2004, Leica Geosystems announced the launch of a new survey product that incorporates NovAtel’s GPS receiver and antenna technology. The Company expects revenue from product shipments and engineering services supplied to Leica Geosystems to comprise between 15-20% of NovAtel’s total revenue in 2004.

Revenues by Geographic Market

In 2003, the Company derived approximately 43% of its total revenues from the sale of products to countries outside the United States and Canada compared to 50% in 2002. Revenues from international sales decreased marginally to $16.5 million in 2003 from $16.6 million in 2002.

Gross Profit

Gross profit increased to $20.3 million in 2003 from $17.2 million in 2002, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 52.5% in 2003 from 51.9% in 2002. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix and lower per unit manufacturing costs of the Company’s GPS receivers.

Research and Development

Research and development expenses increased 34% to $7.1 million in 2003 from $5.3 million in 2002 and increased as a percentage of total revenues to 18.4% in 2003 from 16.1% in 2002. The increase in research and development dollars reflects higher employee compensation and benefit costs of $951,000, one time costs being incurred in 2003 related to the acquisition of CMC Electronics’ non-aviation L1 GPS OEM product line of $441,000, and lower recoveries from customer funded engineering programs of $578,000, partially offset by lower amortization costs relating to intellectual property of $399,000.

Selling and Marketing

Selling and marketing expenses decreased 2% to $5.3 million in 2003 from $5.4 million in 2002 and decreased as a percentage of total revenues to 13.6% in 2003 from 16.2% in 2002. The decrease in selling and marketing expenses was primarily due to lower external commissions of $734,000, partially offset by increased employee compensation and benefit costs of $422,000, higher product promotion costs of $138,000, increased amortization costs of $64,000 and one time costs incurred in 2003 related to the acquisition of CMC Electronics’ non-aviation L1 GPS OEM product line of $63,000.

General and Administration

General and administration expenses increased 6% to $4.3 million in 2003 from $4.0 million in 2002 and decreased as a percentage of total revenues to 11.1% in 2003 from 12.2% in 2002. The increased expenses are attributable to higher employee compensation and benefit costs of $86,000, increased board of directors’ fees of $65,000 and higher legal, audit and insurance fees of $136,000.

Interest Income

NovAtel earned net interest income of $174,000 in 2003 compared to $84,000 in 2002 as a result of higher cash balances available for investment. The Company’s cash deposits which are not required for operations are invested in short-term interest bearing instruments.

Other Expense

Other expense in 2003 was $664,000 compared to $328,000 in 2002. Other expense in 2003 consisted primarily of $527,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $83,000 in cash discount costs related to early payment on sales to Sokkia by Point. Other expense in 2002 included $84,000 related to the April 2002 restructuring of Point, $128,000 related to executive relocation, $49,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point.

Provision for Income Taxes

The provision for income taxes which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, was $52,000 in 2003, compared to $77,000 in 2002. The decrease was mainly attributable to a lower tax base for Canadian federal large corporations tax.

Income (Loss) from Discontinued Operations

In 2003, the Company recognized income from discontinued operations of $360,000 attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure. In 2002, the Company had a loss from discontinued operations relating to Mezure of $648,000.

2002 Compared to 2001

Revenues

Total revenues increased 17% to $33.1 million in 2002 from $28.2 million in 2001. The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2002 and 2001.

	2002		2001		Change
	$	%	$	%	$	%
Geomatics	$5,671	17%	$7,040	25%	$(1,369)	(19)%
Aerospace and Defence	10,486	32	8,846	31	1,640	19
Special Applications	16,755	50	11,945	42	4,810	40
Other	234	1	406	2	(172)	(42)

TOTAL	$33,146	100%	$28,237	100%	$4,909	17%

Geomatics

Geomatics revenues decreased 19% to $5.7 million in 2002 from $7.0 million in 2001. The decrease in revenue was primarily caused by lower sales by Point into Sokkia’s distribution system. The decrease was also partially attributable to a restructuring of Sokkia’s U.S. organization in 2002, a reduction in new product introductions by Point in 2002 and difficulties in establishing effective distribution of Point products in certain of Sokkia’s geographic markets, particularly Asia and Europe in 2002.

Aerospace and Defence

Aerospace and Defence sales were $10.5 million in 2002 compared to $8.8 million for 2001, an increase of 19%, with the majority of the growth coming from higher revenue from the Chinese SNAS program, which contributed $3.8 million revenue in 2002 compared to $2.0 million revenue in 2001. In addition, new NRE contracts relating to the WAAS and LAAS programs offset lower NRE revenue from the EGNOS program which was largely completed in 2002. NovAtel’s EGNOS related revenue decreased to $938,000 in 2002 compared to $2.9 million in 2001.

Special Applications

Special Applications revenues were $16.8 million in 2002 compared to $11.9 million in 2001, an increase of 40% primarily attributable to higher shipments to the agricultural market, including a ramp up of initial shipments for AGCO, which purchased the former agricultural division from Caterpillar Agricultural Products, Inc. in 2002, and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems.

Revenues by Geographic Market

In 2002, NovAtel derived approximately 50% of its total revenues from the sale of products to countries outside the United States and Canada compared to 48% in 2001. Revenues from international sales increased to $16.6 million in 2002 from $13.6 million in 2001, primarily due to higher sales into China, Japan and Australia.

Gross Profit

Gross profit as a percentage of total revenues decreased to 51.9% in 2002 from 53.0% in 2001. The decrease in gross margin as a percentage of revenue is primarily attributable to lower gross margins as a percentage of revenue from engineering contracts, which generally earn lower gross margins as a percent of revenue, and higher provisions for inventory obsolescence related to the discontinuance of various older products.

Research and Development

Research and development expenses decreased 19% to $5.3 million in 2002 from $6.6 million in 2001 and decreased as a percentage of total revenues to 16.1% in 2002 from 23.3% in 2001. The reduction in research and development expense in 2002 reflected the impact of higher customer funded engineering programs of $1.6 million, partially offset by higher compensation and benefit costs of $551,000. The increased compensation and benefit costs are net of cost reductions associated with lower staffing levels at Point, which was restructured in April 2002.

Selling and Marketing

Selling and marketing expenses increased 48% to $5.4 million in 2002 from $3.6 million in 2001 and increased as a percentage of total revenues to 16.2% in 2002 from 12.8% in 2001. The increase in selling and marketing expenses was due to higher Point related costs of $348,000 resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher external commissions of $528,000, increased compensation and benefit costs of $288,000, costs associated with a new distribution initiative in the Asian market of $210,000 and higher travel costs of $164,000.

General and Administration

General and administration expenses increased 9% to $4.0 million in 2002 from $3.7 million in 2001 and decreased as a percentage of total revenues to 12.2% in 2002 from 13.1% in 2001. The increase in expenses was attributable to higher employee compensation and benefit costs of $415,000 related mainly to the Company’s employee profit sharing program and senior management bonus program.

Interest Income

NovAtel earned net interest income of $84,000 in 2002 compared to $131,000 in 2001. The reduced interest income was attributable to lower interest rates.

Other Expense

Other expense in 2002 included costs of $84,000 related to the April 2002 restructuring of Point, $128,000 related to executive relocation, $49,000 related to foreign exchange losses and $47,000 related to cash discount costs at Point related to sales to Sokkia. In 2001, other expense included $164,000 cash discounts at Point, partially offset by gains on disposal of fixed assets.

Provision for Income Taxes

The provision for income taxes, which consists primarily of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, was $77,000 in 2002, compared to $13,000 in 2001. The increase was mainly attributable to a higher tax base for Canadian federal large corporations tax.

Income (Loss) from Discontinued Operations

In 2002, the Company recorded a loss from discontinued operations of $648,000, compared to a loss of $956,000 in 2001. These losses relate to Mezure, the Company’s former subsidiary, which ceased operations in 2003.

Quarterly Results of Operations

The following tables set out certain financial information for each of the eight quarters ended December 31, 2003. In the opinion of management of the Company, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments have been included in the amounts stated below to fairly present the unaudited quarterly results when read in conjunction with the Company’s audited financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of results for any future period.

	Quarter Ended
	2003				2002
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000’s)
Revenues	$11,347	$10,924	$9,514	$6,899	$11,245	$6,735	$7,925	$7,241

Cost of sales	5,444	4,997	4,550	3,379	4,615	3,748	4,000	3,577

Gross profit	5,903	5,927	4,964	3,520	6,630	2,987	3,925	3,664

Operating expenses:
Research and development	1,938	2,095	1,775	1,315	1,471	1,039	1,307	1,517
Selling and marketing	1,479	1,376	1,286	1,128	2,325	1,107	1,184	745
General and administration	1,242	1,175	993	870	1,184	921	1,013	927

Total operating expenses	4,659	4,646	4,054	3,313	4,980	3,067	3,504	3,189

Operating income (loss)	1,244	1,281	910	207	1,650	(80)	421	475
Interest income, net	28	48	55	43	31	25	18	10
Other income (expense)	(230)	(28)	(220)	(186)	(40)	64	(126)	(226)

Income from continuing operations before income taxes	1,042	1,301	745	64	1,641	9	313	259
Provision for income taxes	17	14	20	1	14	45	9	9

Net income (loss) from continuing operations	$1,025	$1,287	$725	$63	$1,627	$(36)	$304	$250

	Quarter Ended
	2003				2002
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	(Percentage of Revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	52.0	54.3	52.2	51.0	59.0	44.4	49.5	50.6
Operating expenses:
Research and development	17.1	19.2	18.7	19.1	13.1	15.4	16.5	20.9
Selling and marketing	13.0	12.6	13.5	16.3	20.7	16.5	14.9	10.3
General and administration	10.9	10.8	10.4	12.6	10.5	13.7	12.8	12.8

Total operating expenses	41.0	42.6	42.6	48.0	44.3	45.6	44.2	44.0

Operating income (loss)	11.0	11.7	9.6	3.0	14.7	(1.2)	5.3	6.6
Interest income, net	0.2	0.4	0.5	0.6	0.3	0.4	0.2	0.1
Other income (expense)	(2.0)	(0.2)	(2.3)	(2.7)	(0.4)	0.9	(1.6)	(3.1)

Income from continuing operations before income taxes	9.2	11.9	7.8	0.9	14.6	0.1	3.9	3.6
Provision for income taxes	0.2	0.1	0.2	0.0	0.1	0.6	0.1	0.1

Net income (loss) from continuing operations	9.0%	11.8%	7.6%	0.9%	14.5%	(0.5)%	3.8%	3.5%

The following table sets out revenues of the Company by the categories indicated for the last eight fiscal quarters.

	Quarter Ended
	2003				2002
	Dec. 31	Sep. 28	Jun. 29	Mar. 30	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000’s)
Geomatics	$2,733	$2,408	$1,862	$1,377	$1,284	$1,318	$1,769	$1,300
Aerospace and Defence	1,754	2,487	1,935	1,382	5,262	1,466	2,215	1,543
Special Applications	6,776	5,975	5,692	4,120	4,468	3,951	3,940	4,396
Other	84	54	25	20	231	—	1	2

TOTAL	$11,347	$10,924	$9,514	$6,899	$11,245	$6,735	$7,925	$7,241

The Company’s quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors which affect revenue, gross margins and operating expenses, including revenue generated from major contracts, acquisition of new products lines, U.S. dollar to Canadian dollar exchange rates, operating results of joint venture and subsidiary entities, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

In addition, revenues can be expected to vary significantly as a result of a lack of a significant order backlog, fluctuations in demand for existing products, the rate of development of new markets, the degree of market acceptance of new products, increased competition and the general strength of domestic and international economic conditions. Furthermore, if the Company were unable to deliver sufficient quantities of products in a timely manner, due to factors such as parts supply shortages or customs delays, its revenues could be adversely affected.

In 2003, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, dealer and agents commissions and provisions related to the Company’s employee incentive programs and senior management bonus program.

Liquidity and Capital Resources

In 2003, cash provided by operations was $8.0 million compared to $3.2 million in 2002. Cash provided by operations in 2003 consisted primarily of $3.1 million of net income from continuing operations, $1.8 million in amortization expenses and a $3.3 million decrease in working capital. The decrease in working capital was caused mainly by collection of accounts receivable.

Cash provided by financing activities in 2003 was $1.3 million, related primarily to employee stock option exercises, partially offset by capital lease payments. In 2002, $435,000 in cash was provided by financing activities, related primarily to financing activities by Mezure and Point, partially offset by capital lease payments.

Cash used in investing activities in 2003 was $2.9 million, pertaining mainly to the purchase of capital equipment for regular operations ($2.7 million) and the acquisition of the CMC Electronics’ non-aviation L1 GPS OEM product line ($155,000). In 2002, cash used in investing activities was $1.8 million, primarily attributable to the purchase of capital equipment and a $588,000 equity investment (net of intercompany eliminations) in Point.

At December 31, 2003, NovAtel had cash and short-term investments of $13.0 million. The Company has credit agreements with HSBC Bank Canada and The Toronto Dominion Bank under which it can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to approximately U.S.$6.5 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain assets of NovAtel. At December 31, 2003, portions of the lines of credit were utilized to support $65,000 of letters of credit ($79,000 at December 31, 2002), leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into approximately U.S.$6.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that the current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet the Company’s working capital, capital expenditures and growth strategy requirements for the foreseeable future.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.

Outlook

Management of the Company expects revenues to increase as a result of the addition of new customers, the sale of additional products and services to existing customers as well as through the implementation of the Company’s overall growth strategy. In 2004, the Company expects that product shipments to Leica Geosystems will contribute a significant proportion of total revenue and growth of revenue over 2003. The Company currently expects that product shipments and NRE revenues to Leica Geosystems will represent 15% to 20% of 2004 revenues. In addition, the Company’s revenues in 2004 will include twelve months of revenue from the non-aviation L1 GPS OEM product line which was acquired from CMC Electronics in May 2003, compared to only seven and one-half months in 2003. The Company’s U.S. dollar denominated revenue generated an average of $1.40 Canadian per U.S. dollar in 2003. As of March 30, 2004, the U.S. dollar was valued at approximately $1.31 per Canadian dollar. The Company expects gross profit generated on product sales and NRE fees to increase in conjunction with the expected increase in revenue. Research and development expenses are expected to increase to support evolving technological needs and new product development. Sales and marketing expenses and general and administrative expenses are also expected to increase to support the expected growth in the Company’s business.

Off Balance Sheet Arrangements

As of December 31, 2003, the Company had no off balance sheet arrangements other than operating leases discussed below.

Contractual Obligations

The following table sets forth the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	($000’s)
Capital lease obligations	$100	$100	$—	$—	$—
Operating leases	4,659	970	2,694	954	41
Purchase obligations for inventory, capital assets and services	8,066	7,773	293	—	—
Notes payable	1,721	1,721	—	—	—

TOTAL	$14,546	$10,564	$2,987	$954	$41

Related Party Transactions

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. The Company expects the $600,000 royalty payment will be paid out by the end of 2005. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

In 2003, the Company purchased $2.8 million of products, $157,000 of contracted engineering services and $408,000 of miscellaneous services, primarily legal and insurance related, from CMC Electronics. Also, related to the acquisition of the CMC Electronics’ non-aviation L1 GPS OEM product line, the Company purchased engineering services of $366,000 and paid royalties of $82,000 to CMC Electronics.

During 2003, the Company sold $54,000 of products to CMC Electronics, and charged $261,000 in royalties related to the development of a certified aviation GPS receiver.

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to jointly develop new technology for GPS aviation solutions. The initial term of the agreement is ten years. Under the terms of the agreement, NovAtel has agreed to develop and supply global positioning products and technology to CMC Electronics. In addition, NovAtel has agreed to restrictions on its ability to sell its global positioning products and technology to certain specified markets, in consideration for the payment of certain minimum royalty payments.

In 2003, the Company sold $3.1 million of products to Point, its joint venture with Sokkia. In addition, the Company provided $261,000 in facilities, computer systems support and research and development support to Point. The above financial transactions between the Company and Point are on a gross basis, before intercompany eliminations.

As at December 31, 2003, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, the Company’s share being U.S.$2.6 million. The loans are secured by the assets of Point. During 2003, the Company and Sokkia advanced U.S.$500,000 in loans to Point with the Company’s share being U.S.$245,000. In addition, in 2002, the Company and Sokkia provided U.S.$1.5 million in equity financing to Point and U.S.$830,000 in loans. The Company’s share of the equity financing was U.S.$735,000 and its equity interest in Point remained at 49%. The Company’s share of the loan financing was U.S.$407,000.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired. If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2003, would be approximately $700,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point. The consolidated financial statements of the Company included elsewhere in this Annual Report do not reflect any adjustments that would be required if Point’s operations were discontinued.

David E. Vaughn, a director and the Company’s former Chief Executive Officer and President until February 2002, continued to provide consultant services to the Company on various business matters. The Company paid Mr. Vaughn $38,000 for these services in 2003, and $105,000 in 2002.

New Accounting Pronouncements

Canadian Pronouncements

In December 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 establishes certain conditions for when hedge accounting may be applied. The guideline is effective for fiscal years beginning on or after July 1, 2003. The adoption of AcG-13 effective January 1, 2004 is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2002, the CICA approved Section 3063, Impairment of Long-lived Assets (“S.3063”). S.3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and applies to long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. S.3063 is effective for fiscal years beginning on or after April 1, 2003. Adoption of S.3063 is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2002, the CICA approved Section 3110, Asset Retirement Obligations (“S.3110”). S.3110 requires liability recognition for retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liabilities. This fair value is capitalized as part of the cost of the related assets and amortized to expense over their useful life. The adoption of S.3110 is not expected to have a material impact on the Company’s financial position or results of operation.

In October 2003, the CICA approved amendments to Section 3870 Stock-based Compensation and Other Stock Based Payments (“S.3870”) effective for fiscal years beginning January 1, 2004. The amended provisions require the expensing of all stock-based compensation awards. The adoption of S.3870 in 2004 is expected to result in an increase in the Company’s operating expenses of approximately of $322,000 per year, based on the amortization of the fair value of options granted in 2002 and 2003.

U.S. GAAP Accounting Pronouncements

The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

In August 2001, the Financial Accounting Standards Board (“FASB”) approved for issuance Statement No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 in January 2003 did not have a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transaction for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.

On April 30, 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity. Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

The following standards issued by the FASB do not impact the Company at this time:

•                                          Statement No. 145 — “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial statements issued on or after May 15, 2002;

•                                          Statement No. 146 — “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002; and

•                                          Interpretation No. 46 — “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

Financial Instruments

Most of the Company’s revenues (over 97% in 2003) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2003, the Company had $nil forward foreign currency contracts on hand as all contracts had matured by that date. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

During 2003, the Company entered into forward currency contracts to sell U.S.$9.0 million from January 1 to December 31, 2003 at an average rate of U.S.$0.6478 per Canadian dollar. The net benefit of the Company’s 2003 hedging program was approximately $1.3 million.

In January 2004, the Company entered into additional forward currency contracts to sell U.S.$7.5 million between January 31, 2004 and December 31, 2004 at an average rate of U.S.$0.7622 per Canadian dollar.

The Company’s operating budget for 2004 is based on an exchange rate of US$0.77 per Canadian dollar.  The Company estimates that each $0.01 change in the US dollar to Canadian dollar exchange rate would impact the Company’s 2004 budgeted net income by approximately $225,000 prior to taking into consideration the Company’s 2004 hedging program.  The following table sets forth the potential impact of various hypothetical US dollar to Canadian dollar exchange rates on the Company’s 2004 budgeted net income, prior to taking into consideration the Company’s 2004 hedging program.

US $ per Canadian $	Impact on 2004 Budgeted Net Income
Favourable /(Unfavourable)
(CDN$)

$0.73	$900,000
$0.74	$680,000
$0.75	$450,000
$0.76	$225,000
$0.77	—
$0.78	$(225,000)
$0.79	$(450,000)
$0.80	$(680,000)

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have such an effect in the future.

B.                                    Liquidity and Capital Resources

See “Item 5 – Operating and Financial Review and Prospects, Liquidity and Capital Resources.”

C.                                    Research and Development, Patents and Licences, etc.

See “Item 4 – Information on the Company, Business Overview — Research and Development” and “—Patents, Trademarks and Licenses.”

D.                                    Trend Information

See “Item 5 – Operating and Financial Review and Prospects, Operating Results.”

E.                                      Off Balance Sheet Arrangements

See “Item 5 – Operating and Financial Review and Prospects, Operating Results – Off Balance Sheet Arrangements.”

F.                                      Tabular Disclosure of Contractual Obligations

See “Item 5 – Operating and Financial Review and Prospects, Operating Results – Contractual Obligations.”

Item 6              Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth certain information, as of April 21, 2004, regarding the executive officers, directors and certain key employees of the Company:

Name	Age	Position	Director Since	Executive Officer Since
Directors and Executive Officers
Jonathan W. Ladd	48	President and Chief Executive Officer	2002	2002
Werner Gartner	47	Executive Vice President and Chief Financial Officer	2001	1995
Patrick C. Fenton	46	Vice President and Chief Technology Officer	—	2003
Farlin A. Halsey, Jr.	38	Vice President, Marketing		2003
Anthony J. Murfin	56	Vice President, Business Development	—	2003
Graham C. Purves	42	Vice President, Sales	—	2003
Gregory O. Baylin	34	Director	2001	—
Richard D. Orman	55	Vice Chairman of the Board	1994	—
Joel A. Schleicher	52	Director	1997	—
Charles R. Trimble	62	Director	2002	—
David E. Vaughn	58	Chairman of the Board	2001	—
Gregory A. Yeldon	44	Director	1998	—

The following is a brief biography of each of the directors and officers of the Company, which includes a description of their present occupation and their principal occupations during at least the past five years.

Jonathan W. Ladd.  Mr. Ladd was appointed President and Chief Executive Officer of the Company in February 2002 and has served as a director of the Company from July 2002. From July 2001 to November 2001, Mr. Ladd served as Senior Vice President, Engineering at Thales Navigation Inc., a satellite positioning product company, and President of Thales’ Russian subsidiary, Ashtech A/O. From January 1998 to July 2001, Mr. Ladd served in several other management positions at Magellan Corporation, a satellite positioning product company, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

 Werner Gartner.  Mr. Gartner was appointed Executive Vice President and Chief Financial Officer of the Company in October 1996 and has served as a director of the Company from July 2001. Mr. Gartner also served as a director of the Company from November 1995 until May 1998. From November 2000 to February 2001, Mr. Gartner, in addition to his regular duties, served as Acting Interim President and Chief Executive Officer of the Company. From August 1990 to October 1996, Mr. Gartner served in a variety of financial positions at the Company including Vice President, Finance and Corporate Controller.

Patrick C. Fenton.  Mr. Fenton was appointed Chief Technology Officer in January 2002 and became an executive officer of the Company in April 2003. Mr. Fenton previously served as Vice President, Technology of the Company from October 1998 and as Vice President, Research and Development of the Company from March 1997 until October 1998. Mr. Fenton previously served as Director, Research and Development for NovAtel’s GPS business unit from February 1995 until March 1997 and was Chief Engineer for the GPS business unit from November 1993 to February 1995.

Farlin A. Halsey, Jr. Mr. Halsey was appointed Vice President, Marketing of the Company in July 2002. From August 2000 to January 2002, Mr. Halsey served as Vice President of Marketing for JP Mobile, a mobile server company. From August 1999 to August 2000, Mr. Halsey served as Director of Marketing-Personal Navigation with

Navigation Technologies Company, a provider of digital mapping databases. From March 1993 to August 1999, Mr. Halsey served in various sales and marketing positions for Topcon America Company.

Anthony J. Murfin.  Mr. Murfin was appointed Vice President, Business Development of the Company in April 2002. Mr. Murfin has also served as Director, Aviation Group of the Company from April 1998 until April 2002. Mr. Murfin previously served as Director, Corporate Accounts of the Company from April 1995 to April 1998 and as Director of Product and Marketing of the Company from April 1994 to April 1995. From January 1980 to April 1994, Mr. Murfin served in various capacities including Business Development Manager in the Avionics Division of CMC Electronics. From September 1977 until January 1980, Mr. Murfin was employed by CAE Electronics, a provider of advanced simulation technologies.

Graham C. Purves.  Mr. Purves was appointed Vice President, Sales of the Company in January 2002. Mr. Purves previously served as Vice President, Sales and Marketing of the Company from October 1998 to January 2002. Mr. Purves assumed additional responsibility for product development in July 1999. Mr. Purves previously served as Director, Custom Products Group for the Company from January 1998 until October 1998, and as Director, Business Operations for the Company’s GPS business unit from September 1994 until October 1998. From August 1988 to September 1990, Mr. Purves served in various capacities at the Company including Manager, VLSI Design Group.

Gregory O. Baylin.  Mr. Baylin has served as a director of the Company since August 2001. Mr. Baylin has been a principal with ONCAP Management Partners, an organization controlled by Onex Corporation which has controlled, directly and indirectly, a majority of the common shares of CMC Electronics, since January 2000. From September 1994 to December 1999, Mr. Baylin served in various capacities, including as an Associate Director, with Scotia Capital Markets. Mr. Baylin also serves as a director of CMC Electronics.

Richard D. Orman.  Mr. Orman has served as Vice Chairman of the board of directors of the Company since March 1997 and as a director of the Company since January 1994. Mr. Orman currently serves as Executive Vice-Chairman of Exceed Energy Inc. From June 1999 to April 2003, Mr. Orman served as Chairman and Chief Executive Officer of Hemisphere International Inc. and currently serves as Chairman. From March 1996 to October 1998, Mr. Orman served as Chairman and Chief Executive Officer of Kappa Energy Company Inc. and as a director until January 2000. From May 1986 to December 1992, Mr. Orman served as a member of the Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labour from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992. Mr. Orman has also served as a director of a number of public companies.

Joel A. Schleicher.  Mr. Schleicher has served as a director of the Company since March 1997. Since September 2003, Mr. Schleicher has served as Chairman and Chief Executive Officer for Integrated Solutions, Inc. Mr. Schleicher served as Chairman and Chief Executive Officer of Interpath Communications Inc. (prior to their acquisition of USinternetworking, Inc.) from June 2000 to June 2002. Mr. Schleicher also serves as a Director of TechTronic Industries Co. Ltd. Mr. Schleicher served as Chairman and Chief Executive Officer of Expanets, Inc. from June 1998 to January 2000. Mr. Schleicher served as a business consultant, advisor and investor with and to private equity firms from July 1997 to June 1998. From June 1996 to June 1997, Mr. Schleicher served as President and Chief Executive Officer of ProCommunications, Inc. From July 1995 to June 1996, Mr. Schleicher was a private investor. From 1989 to July 1995, Mr. Schleicher served as Chief Operating Officer for and a director of Nextel Communications, Inc.

Charles R. Trimble.  Mr. Trimble has served as a director of the Company since January 2002. Mr. Trimble currently serves as Chairman of the United States GPS Industry Council. Mr. Trimble also serves as a Director of KVH Industries, Inc. Mr. Trimble was one of the founders of Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in 1978 and served as President, Chief Executive Officer and a director of such company from 1981 to 1998.

David E. Vaughn.  Mr. Vaughn has served as a director of the Company since July 2001 and was elected Chairman of the board of directors in March 2004. Mr. Vaughn also served as President and Chief Executive Officer of the Company from February 2001 to February 2002. Mr. Vaughn currently serves as President of Foursome Technologies, a consulting firm. From January 1999 to December 2000, Mr. Vaughn served as Senior Vice President and Chief Operations Officer with Magellan Corporation. Also with Magellan Corporation, Mr. Vaughn served as Senior Vice President, Strategic Business Alliances from August 1998 to January 1999. From June 1991 to July 1998, Mr. Vaughn

served with Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in a variety of positions including Executive Vice President, Tracking and Communications Products Division and, most recently, as Executive Vice President, Corporate Business Development.

Gregory A. Yeldon.  Mr. Yeldon has served as a director of the Company since May 1998. Mr. Yeldon has served as Chief Financial Officer for CMC Electronics since December 1994. From October 1994 to July 1995, Mr. Yeldon served as Corporate Controller for CMC Electronics and from February 1988 to December 1994 he served as Finance Director of Micronav International Co.

There is no family relationship between any of the directors and the executive officers.  There are no arrangements or understandings between any director or executive officer and any other person pursuant to which any director and executive officer was selected.

B.                                    Compensation

Summary of Executive Compensation

The following table provides a summary of the compensation paid during each of the three most recently completed fiscal years to each of the Chief Executive Officer and the four next most highly compensated executive officers of the Company who are currently serving as executive officers of NovAtel and whose total salary and other compensation during the fiscal year ended December 31, 2003 exceeded $100,000 (the “Named Executive Officers”).

							Long Term Compensation
							Awards		Payouts
							Securities	Restricted
	Annual Compensation						Under	Shares or
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)		Options/ SARs Granted (#)	Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jonathan W. Ladd	2003	282,383		176,148	14,674	(4)	50,000	—	—	6,079	(2)
CEO and President	2002	239,038	(1)	119,418	—		30,000	—	—	130,830	(2)

Werner Gartner	2003	177,902		79,176	9,129	(4)	15,000	—	—	—
Executive Vice	2002	169,837		69,300	8,359	(4)	15,000	—	—	—
President and CFO	2001	162,458		33,000	27,024	(3)(4)	12,000	—	—	—

Patrick C. Fenton	2003	154,027		68,551	8,004	(4)	12,500	—	—	—
Chief Technology	2002	149,589		60,000	7,772	(4)	10,000	—	—	—
Officer	2001	136,175		28,500	6,816	(4)	10,000	—	—	—

Farlin A. Halsey	2003	153,524		62,100	7,967	(4)	9,000	—	—	—
Vice President, Marketing	2002	72,329	(5)	32,548	—		20,000	—	—	63,243	(2)

Graham C. Purves	2003	143,759		72,800	7,344	(4)	10,500	—	—	—
Vice President, Sales	2002	136,877		56,000	6,998	(4)	7,500	—	—	—
	2001	126,619		26,500	6,225	(4)	10,000	—	—	—

All directors and	2003	1,172,999		517,900	54,022					6,079
executive officers as	2002	550,662		188,718	8,359					236,099
a group (twelve	2001	558,458		33,000	27,024					—
persons in 2003, ten
persons in 2002 and
eight persons in
2001)

Notes:

(1)                                  Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(2)                                  Represents total relocation costs paid by the Company.

(3)                                  Includes compensation for Mr. Gartner for assuming, in addition to his regular duties, the duties of Acting Interim President and Chief Executive Officer from November 2000 to February 2001.

(4)                                  Includes matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans.

(5)                                  Mr. Halsey was appointed Vice President, Marketing in July 2002.

Options Granted During the Year Ended December 31, 2003

The following table sets forth details of all options to purchase Common Shares that were granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price (U.S.$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (U.S.$)	Expiration Date

Jonathan W. Ladd CEO and President	50,000	26.9	2.25	112,500	February 12, 2013
Werner Gartner Executive Vice President and CFO	15,000	8.1	2.25	33,750	February 12, 2013
Patrick C. Fenton Chief Technology Officer	12,500	6.7	2.25	28,125	February 12, 2013
Farlin A. Halsey Vice President, Marketing	9,000	4.8	2.25	20,250	February 12, 2013
Graham C. Purves Vice President, Sales	10,500	5.6	2.25	23,625	February 12, 2013

Options Exercised During the Year Ended December 31, 2003

The following table sets forth details of: (i) options exercised, and the value thereof, by the Named Executive Officers during the fiscal year end December 31, 2003, (ii) the number of unexercised options as at December 31, 2003 (exercisable and unexercisable) held by the Named Executive Officers and (iii) the value of unexercised “in-the-money” options as at the fiscal year ended December 31, 2003, (exercisable and unexercisable) held by the Named Executive Officers.

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S.$)	Unexercised Options December 31, 2003 (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at December 31, 2003 (Exercisable/Unexercisable) (U.S.$)

Jonathan W. Ladd CEO and President	—	—	7,500/72,500	43,275/430,825
Werner Gartner Executive Vice President and CFO	12,000	91,500	95,000/34,000	151,005/206,621
Patrick C. Fenton Chief Technology Officer	17,000	123,525	74,750/26,750	93,976/162,418
Farlin A. Halsey Vice President, Marketing	3,500	24,572	1,500/24,000	7,755/131,730
Graham C. Purves Vice President, Sales	12,000	77,027	57,048/22,875	84,666/139,092

NovAtel’s Employee Stock Option Plan and Directors Stock Option Plan (collectively, the “Plans”) authorize the grant of options to purchase Common Shares to employees or directors of NovAtel or employees of a related company and non-employee directors of NovAtel, respectively.

Each of the Plans may be administered by either NovAtel’s board of directors or by a committee established by the board of directors. A committee established by the board of directors to administer the Employee Stock Option Plan must include at least one director of the Company.

The board of directors or the committee, as the case may be, has all discretion and authority necessary or appropriate to administer each of the Plans including the authority to determine which employees or directors, as the case may be, will be granted options, the number of Common Shares subject to each option and the terms and conditions of such options. The price at which options may be granted under each of the Plans must be fixed by the board of directors or the committee, as the case may be, at any price that such board of directors or committee, as the case may be, may determine in the exercise of its sole discretion in good faith. The Employee Stock Option Plan imposes certain restrictions on the option price applicable to incentive stock options granted thereunder. The Directors Stock Option Plan provides that the per share exercise price for an option may not be less than the fair market value per Common Share at the date of grant. Under each of the Plans, options issued thereunder must be exercised no later than 10 years from the date granted subject to certain restrictions applicable to options granted to a shareholder who holds more than 10% of the Common Shares, in the case of the Employee Stock Option Plan, and restrictions providing that the maximum number of shares that may be granted to any one individual will not exceed 5% of the outstanding Common Shares, in the case of the Directors Stock Option Plan.

The vesting schedule for each option granted pursuant to the Plans is specified by the board of directors or the committee, as the case may be, at the time of the grant. The vesting of outstanding options may be accelerated by the board of directors or the committee, as the case may be, at such times and in such amounts as the board of directors or the committee, as the case may be, determines in its sole discretion. Options that have been outstanding for at least six months immediately vest upon a change of control and are fully exercisable for a specified number of days depending on the nature of the event resulting in a change of control.

Options granted under the Plans are non-transferable. Vested options granted under each of the Plans terminate on the earlier of: (i) the expiry of the option (as discussed above); (ii) the expiry of 90 days from the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, for reasons other than death or disability; and (iii) the expiry of one year from the date of death of an optionee or the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, by reason of disability.

Management Employment Contracts

Certain of the Company’s executive officers have employment-related contracts which provide for, among other things, industry standard covenants in the Company’s favour, including non-competition covenants for one year following termination. The contracts also provide that the Company can terminate an officer without cause upon which event the officer is entitled to one times his annual salary plus accelerated vesting of certain options, depending on the agreement. In addition, the contracts contain provisions relating to payments and accelerated vesting of stock options upon a termination within a certain amount of time of a change of control of the Company, with payments ranging from one and one-half to two times salary, depending on the contract.  Copies of these agreements have been filed as an exhibit to this Annual Report on form 20-F.

Summary of Directors’ Compensation

Directors do not have service contracts with the Company. NovAtel compensates its directors who are not employees of the Company in the amount of $20,000 per year, with additional payments of $10,000 annually to both the chairman and all members of the Audit and Finance Committee. The chairman of the Audit and Finance Committee receives an additional $10,000. In addition, directors are paid $1,000 for attendance at meetings of the board of directors, the Compensation Committee and the Audit and Finance Committee, with an additional $200 per hour payable for attendance at all supplemental meetings. Notwithstanding the foregoing, the two representatives of CMC Electronics currently on the board of directors of the Company, Messrs. Yeldon and Baylin, have waived any fees to which they are otherwise entitled. In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors.

The directors of the Company have not received stock options of NovAtel as compensation for their services since January 2002.

Directors’ and Officers’ Liability Insurance

The Company maintains a comprehensive directors and officers liability policy for events arising prior to CMC Electronics acquiring majority control of the Company on April 17, 1998. This policy was purchased for $32,000 for the policy period from December 1, 2000 to December 1, 2004. The policy covers limits of liability for each loss and for each policy period of $10 million with a $250,000 deductible for any claims.

CMC Electronics maintains a comprehensive directors and officers liability policy for events arising subsequent to April 17, 1998 and prior to April 12, 2001. This policy was purchased for the period April 1, 2001 to April 1, 2007. Directors and officers of the Company are covered by this policy which cover limits of liability for each loss and for the policy period of $35 million with a $250,000 deductible for U.S. securities related claims and $100,000 deductible for other claims. The Company’s share of the premium for this policy was $31,200. Onex Corporation, which controls, directly or indirectly, a majority of the common shares of CMC Electronics, maintains a comprehensive directors and officers liability policy which applies to the Company’s directors and officers for events arising subsequent to April 12, 2001. The Onex Corporation policy, in place until November 29, 2004, covers limits of liability for each loss and for each policy period of U.S.$75 million to be shared with other Onex companies, with U.S.$2.5 million deductible for securities related claims and for U.S. claims and U.S.$1 million deductible for other claims. The Company’s share of the premium for this policy is $26,365.

Indebtedness of Directors and Executive Officers

No executive officers or directors of NovAtel, or any of their associates or affiliates, are or have been indebted to NovAtel since the commencement of the last completed financial year of the Company, nor have any of the foregoing been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by NovAtel or any of its subsidiaries since the commencement of the last completed financial year.

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

Committees of the Board of Directors

The Company has an Audit and Finance Committee and a Compensation Committee.

Audit and Finance Committee

The Audit and Finance Committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit and Finance Committee responsibilities include the engagement or discharge of independent auditors, review with the independent auditors the plan and results of the auditing engagement, review NovAtel’s internal auditing procedures, system of internal accounting controls and financial management and to make inquiries into matters within the scope of this Committee’s functions. The members of the Audit and Finance Committee are Richard D. Orman, Joel A. Schleicher and Gregory A. Yeldon. The Board of Directors has determined that Messrs. Orman and Schleicher are “independent directors” as determined in accordance with applicable securities laws. The board of directors of the Company and the Audit and Finance Committee have adopted a written charter of the Audit and Finance Committee. The Audit and Finance Committee reviews and assesses the adequacy of the charter on an annual basis.

Compensation Committee

The function of the Compensation Committee is to ensure that the Company has a high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the board of directors of the Company concerning the compensation of the key management employees of the Company and the administration of the Plans. The members of the Compensation Committee are Richard D. Orman, Gregory A. Yeldon and David E. Vaughn. The Board of Directors has determined that Mr. Orman is an “independent director” as determined in accordance with applicable securities laws.

D.                                    Employees

See “Item 4 – Information on the Company, Business Overview – Employees.”

E.                                      Share Ownership

The following table sets forth as of April 21, 2004, the ownership of the Company’s Common Shares by each director and Named Executive Officer, listed in the compensation table above, and all directors and executive officers as a group:

	Shares Beneficially Owned
Name	Shares	Percent
Gregory O. Baylin(1)	4,474,500	55.9%
Patrick C. Fenton(2)	84,625	1.0%
Werner Gartner(3)	109,750	1.4%
Farlin A. Halsey (4)	3,750	*
Jonathan W. Ladd (5)(6)	27,500	*
Richard D. Orman(7)	4,500	*
Graham C. Purves (8)	65,798	*
Joel A. Schleicher(9)	3,500	*
Charles R. Trimble(10)	3,500	*
David E. Vaughn	—	*
Gregory A. Yeldon(1)	4,474,500	55.9%
All directors and executive officers as a group (twelve persons)(11)	4,787,923	57.6%

*                                         Less than 1%.

(1)                                  Represents 4,474,500 Common Shares held by CMC Electronics with whom Messrs. Yeldon and Baylin are affiliated.

(2)                                  Represents vested stock options to purchase 84,625 Common Shares of the Company as of April 21, 2004.

(3)                                  Includes vested stock options to purchase 107,250 Common Shares of the Company as of April 21, 2004.

(4)                                  Includes vested stock options to purchase 3,750 Common Shares of the Company as of April 21, 2004.

(5)                                  Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(6)                                  Represents vested stock options to purchase 27,500 Common Shares of the Company as of April 21, 2004.

7)                                      Includes vested stock options to purchase 3,500 Common Shares of the Company as of April 21, 2004.

(8)                                  Includes vested stock options to purchase 65,798 Common Shares of the Company as of April 21, 2004.

(9)                                  Represents vested stock options to purchase 3,500 Common Shares of the Company as of April 21, 2004.

(10)                            Represents vested stock options to purchase 3,500 Common Shares of the Company as of April 21, 2004.

(11)                            Includes vested stock options to purchase 309,923 Common Shares of the Company as of April 21, 2004.

Item 7              Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The following table sets forth as of April 21, 2004 those persons known to the Company to be owners of more than 5% of the Common Shares:

	Shares Beneficially Owned
Name	Shares	Percent

CMC Electronics Inc.(1)	4,474,500	55.9%

(1)                                  The address of CMC Electronics Inc. is 600 Dr. Frederik Philips Boulevard, Ville Saint-Laurent, Quebec, Canada H4M 2S9.  CMC Electronics may be deemed to be a “control person” of the Company within the meaning of the rules and regulations of the SEC.

B.                                    Related Party Transactions

See “Item 5 – Operating and Financial Review and Prospects, Operating Results – Related Party Transactions” and “Item 4 -  Information on the Company, Business Overview - Strategic Partnerships — CMC Electronics” and “— Certain Contractual Rights.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8              Financial Information

A.                                    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” for a full list of financial statements included as part of this Annual Report.

Legal Proceedings

See “Item 4 -  Information on the Company, Business Overview - Legal Proceedings.”

Dividend Policy

The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the earnings and financial condition of the Company and on such other factors as the board of directors of NovAtel considers appropriate.

B.                                    Significant Changes

Not applicable

Item 9              The Offer and Listing

A.                                    Offer and Listing Details

The Company’s Common Shares have been listed on The Nasdaq Stock Market since February 7, 1997.  The following are the price ranges as reported by The Nasdaq Stock Market for the periods indicated.

	US $
	High	Low
Annual
2003	$11.080	$1.900
2002	$5.200	$1.760
2001	$2.750	$1.250
2000	$10.500	$1.188
1999	$3.813	$1.000

Quarterly
Q4 – 2003	$11.080	$4.660
Q3 – 2003	$4.980	$3.250
Q2 – 2003	$4.190	$2.840
Q1 – 2003	$3.500	$1.900
Q4 – 2002	$2.820	$1.760
Q3 – 2002	$2.840	$1.810
Q2 – 2002	$5.200	$2.550
Q1 – 2002	$4.000	$2.100

Monthly
April 2004	$14.49	$9.50
March 2004	$13.83	$10.25
February 2004	$18.900	$12.000
January 2004	$16.300	$8.070
December 2003	$11.080	$7.560
November 2003	$10.550	$7.310

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

In February 1997, the Company’s Common Shares commenced trading in the United States on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol “NGPSF.”  The Common Shares are not listed on any other non-United States trading market.  On March 15, 1999, the Company’s symbol was changed to “NGPS”.

Prior to February 4, 1997, the Company’s Common Shares were not listed on any trading market.

A significant number of the Company’s Common Shares are held in street name. To the best of the Company’s knowledge, as of March 1, 2004, there were 13 shareholders of record resident in the United States, including Cede & Co., holding approximately 3,516,168 shares, representing 43.9% of the Common Shares then outstanding.  In total, the Company has 22 shareholders of record.

D.                                    Selling Shareholders

Not applicable

E.                                      Dilution

Not applicable

F.                                      Expenses of the Issue

Not applicable

Item 10       Additional Information

A.                                    Share Capital

Not applicable

B.                                    Articles of Incorporation

The Company is registered under the Canada Business Corporations Act (“CBCA” or the “Act”) as corporation number 076226-1 and has the capacity and, subject to the provisions of the Act, the rights, powers and privileges of a natural person.

Powers of Directors

Subject to any unanimous shareholder agreement, the directors shall manage or supervise the management of the business and affairs of the Company and may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Act, the articles, the by-laws, any special resolution of the Company, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.  Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

The Act requires every director or officer who is a party to a material contract or material transaction, whether made or proposed with the Company, or who is a director or officer of or has a material interest in any person who is a party to a material contract or material transaction, whether made or proposed with the Company to disclose in writing to the Company or request to have entered in the minutes of meetings of directors or meetings of committees of directors the nature and extent of his or her interest and shall, except in certain limited circumstances, refrain from voting in respect of the material contract or material transaction.  The articles and by-laws do not require an independent quorum to enable the directors to vote compensation to themselves or any member of their body.  The Act also provides that the shareholders of the Company may examine the portion of any minutes of meetings of directors or other documents that contain such disclosures of interest.

Unless the articles or by-laws of or a unanimous shareholder agreement relating to the Company otherwise provide, the directors of the Company may, without authorization of the shareholders, (a) borrow money on the credit of the Company, (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Company, (c) to the extent permitted by the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.  The Company does not have a unanimous shareholder agreement and the Company’s articles and by-laws do not limit the above powers.

Directors of the Company are not required to own shares of the Company in order to qualify as a director and the directors are not required to retire upon reaching a specified age.

Description of Securities

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of First Preference Shares.

Holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company, except meetings at which holders of another specified class of shares are exclusively entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings. The holders of Common Shares are entitled to receive such dividends as the directors may in their discretion declare, regardless of whether dividends are declared on any other class of shares.  Upon liquidation, dissolution or wind-up of the Company, the holders of Common Shares are entitled to receive any remaining property after payment of any amount required to redeem or retract the issued and outstanding First Preference Shares.

The First Preference Shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by the directors of the Company.  The directors are authorized, before the issue of the series, to determine the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series.

The First Preference Shares of each series rank equally with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up and in priority to the Common Shares and any other shares of the Company ranking junior to the First Preference Shares.  In addition, if any amount of cumulative dividend or declared non-cumulative dividend or an amount payable on return of capital in respect of shares of a series of First Preference Shares is not paid in full, the shares of the series are entitled to participate rateably with the shares of any other series of the same class in respect of such amounts.

In accordance with the provisions of the CBCA, the amendment of certain rights attaching to a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders.  Pursuant to the Company’s By-laws, a quorum for a meeting of the holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33 1/3% of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board.  In circumstances where the rights of Commons Shares may be amended, to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Common Shares, holders of Common Shares have the right under the CBCA to dissent from such amendment and require the Company to pay them the then fair value of the Common Shares.

Shareholder Meetings

There are two types of shareholder meetings:  regular annual meetings and special meetings.  Pursuant to the CBCA, the annual shareholder meeting shall be held not later than fifteen months after the holding of the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year, unless an order extending the time for calling the annual meeting is obtained. The Directors may at any time call a special meeting of shareholders.

A notice stating the day, hour and place of meeting and, if special business is to be transacted details of the nature of the business, must be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Company or the Company’s transfer agent as a shareholder entitled to vote at the meeting and to each director of the Company and to the auditor of the Company by prepaid mail not less than 21 days and not more than 60 days before the meeting unless such requirement is otherwise waived.  The Company must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting.  Only shareholders of record on such date will be entitled to notice of the meeting.

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

C.                                    Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contract entered into by NovAtel in the two years immediately preceding the date of this Annual Report which can reasonably be regarded as presently material is the following:

(1)                                  Change of Control Agreement dated April 5, 2004 among NovAtel, Leica Geosystems and CMC Electronics, as more particularly described under “Item 4 - Information on the Company, Business Overview — Certain Contractual Rights.”

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

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preferred Shares of the Company with voting rights (collectively, “Voting Shares”), other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company, and the value of the assets of the Company equalled or exceeded $223 million for the year 2003 and $237 million, the expected threshold, for the year 2004.  A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO investor if it is a “WTO investor-controlled entity” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition was made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E.                                      Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Shares who is neither resident nor deemed to be resident in Canada, who does not use or hold and is not deemed to use or hold their Shares in carrying on a business in Canada and whose Shares do not otherwise constitute “taxable Canadian property” for purposes of the Tax Act (a “U.S. Holder”). Shares of a holder will generally not constitute “taxable Canadian property” unless (a) at any time within the sixty (60) months immediately preceding the disposition of Shares by such holder, such holder, persons not dealing at arm’s length with such holder, or any combination thereof, owned (or had options to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company or a predecessor, (b) a holder, upon ceasing to be a Canadian resident, elected under the Tax Act to have the Shares deemed to be taxable Canadian property, or (c) the Shares were acquired in circumstances under which they are deemed to be taxable Canadian property.  The Tax Act contains provisions relevant to a non-resident insurer for whom any Securities are “designated insurance property” which this summary does not take into account.  This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of Common Shares.

This summary takes into account the current provisions of Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this Annual Report, and the current published administrative practices and policies of the Canada Customs and Revenue Agency.  It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations.

A U.S. Holder will not be subject to tax under the Tax Act on any gain realized in respect of the disposition or deemed disposition of Common Shares to a person other than the Company.  A disposition of the Shares to the Company may give rise to a deemed dividend that would be subject to Canadian withholding tax.  Generally, dividends paid or credited, or deemed to be paid or credited by the Company are subject to Canadian withholding tax at the rate of 15% (reduced from 25% by the Convention) for U.S. Holders who beneficially own the dividends.  The Company assumes responsibility for the withholding of tax on dividends to a U.S. Holder at the source.

F.                                      Dividends and Paying Agents

Not applicable

G.                                    Statement by Experts

Not applicable

H.                                    Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at its headquarters at 1120 – 68th Avenue N.E., Calgary, Alberta, T2E 8S5, CANADA.  The Company provides access to its Quarterly Reports filed on Form 6-K and Annual Report on Form 20-F on its internet website free of charge, as soon as reasonably practicable after those reports are electronically filed.  The Company’s Code of Ethics is posted on its internet website at  www.novatel.ca.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.  As the Company is a foreign private issuer, the Company’s directors and officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.                                         Subsidiary Information

Not applicable

Item 11       Quantitive and Qualitative Disclosures about Market Risk

See “Item 5 – Operating and Financial Review and Prospects, Operating Results – Financial Instruments.”  The Company is not subject to significant interest rate risk due to the short-term maturities of the Company’s outstanding loans.

Item 12       Description of Securities other than Equity Securities

Not applicable

PART II

Item 13       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14       Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15       Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, have concluded that the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company should be made know to them by others within those entities.

Changes in Internal Controls.  There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.                                           Audit Committee Financial Expert

The Company’s board of directors has determined that Joel A. Schleicher is the Company’s audit committee financial expert as defined by the rules of the SEC.  Mr. Schleicher is “independent” as defined by the Nasdaq Stock Market listing standards.

Item 16B.                                           Code of Ethics

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and all other officers, employees and directors of the Company.  A copy of the Company’s Code of Ethics can be found on the Company’s website at www. novatel.ca.

Item 16C.                                           Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2002 and December 31, 2003:

Fees	2003 (b)	2002 (a)
Audit Fees (1)	$176,120	$151,250
Audit-Related Fees (2)	3,500	—
Tax Fees (3)	48,485	30,700
All Other Fees (4)	—	26,332
Total Fees	$228,105	$208,282

(a)                                  Consists of fees billed for professional services rendered by Arthur Andersen LLP from January 1, 2002 to June 1, 2002 and from June 1, 2002 to December 31, 2002 by Deloitte & Touche LLP.

(b)                                 Fees billed for professional services rendered by Deloitte & Touche LLP from January 1, 2003 to December 31, 2003.

1.  “Audit Fees” consist of fees billed for professional services rendered in connection with the audit of the Company’s consolidated annual financial statements, review of the Company’s quarterly financial statements and the quarterly and annual regulatory filings thereon.

2.  “Audit-Related Fees” consist of fees for professional services rendered in connection with financial accounting and reporting consultations.

3.  “Tax Fees” consist of fees billed for professional services rendered for tax compliance and tax advice. These services include preparation of the Company’s income tax returns, employee-related tax issues and excise tax matters.

4.  “All Other Fees” consist of fees for products and services other than the services reported above. In 2002, this category included fees related to Mezure, Inc.

Effective February 13, 2003, the Audit and Finance Committee required pre-approval of all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditors, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

The Audit and Finance Committee reviews all non-audit related services provided by the independent auditors to the Company, at each quarterly meeting.  In 2003, the Audit and Finance Committee approved 100% of the non-audit related services provided in 2003, with the exception of certain services which had been in process prior to January 1, 2003.

Item 16D.                                           Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.                                             Purchases of Equity Securities by the Issuer and Affiliated Purchases

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or unit) ($US)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Share (or Units) that May Yet Be Purchased Under the Plans or Programs

June 1 – June 30, 2003	500	3.50		500	230,232

July 1 – July 31, 2003	1,000	3.39		1,000	229,232

Total	1,500	3.43	*	1,500	229,232

* Wt. average price per share

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

2. Consolidated Balance Sheets

3. Consolidated Statements of Operations

4. Consolidated Statements of Shareholders’ Equity (Deficit)

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

7. Financial Statement Schedules

(b)                                 Exhibits

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)

10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (3)
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.9	Amendment No. 1 to Definitive Project Agreement made effective November 15, 2000 between NovAtel Inc. and BAE Systems Canada Inc.(5)
10.10	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.11	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd.
10.12	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002. (6)
10.13	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton.
*10.14	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP.
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

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

(6)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2002.

*Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.

	By:	/s/ JONATHAN W. LADD
Jonathan W. Ladd
President and Chief Executive Officer

Date: May 26, 2004

NOVATEL INC.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NovAtel Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of NovAtel Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation on those financial statements in their report dated February 1, 2002. As described in Note 17, those financial statements have been revised to give effect to the discontinued operations. We audited the amounts reclassified as discontinued operations in the 2001 financial statements. Our procedures included (1) comparing the reclassified amounts related to the discontinued operations to the Company’s underlying analysis obtained from management, and (2) testing the mathematical accuracy of the amounts to the consolidated financial statements. In our opinion, such adjustments have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Calgary, Canada
Deloitte & Touche LLP	/s/ Deloitte & Touche LLP
January 30, 2004	Chartered Accountants

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

Calgary, Canada
Deloitte & Touche LLP	/s/ Deloitte & Touche LLP
January 30, 2004	Chartered Accountants

This is a copy of the report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this prospectus.

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

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

	December 31,
	2003	2002

ASSETS
Current assets:
Cash and short-term investments (Note 8) (includes compensating balances of $3,278 at December 31, 2003 and $3,455 at December 31, 2002)	$13,000	$6,572
Accounts receivable (Notes 3 and 12)	6,383	9,634
Related party receivables (Note 15)	1,081	730
Related party notes receivable (Note 15)	1,721	1,932
Inventories (Note 4)	4,782	4,780
Prepaid expenses and deposits	357	284

Total current assets	27,324	23,932
Capital assets (Note 5)	3,700	2,460
Intangible assets (Notes 6 and 9)	1,991	1,902
Deferred development costs (Note 7)	2,557	2,596

Total assets	$35,572	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,868	$5,848
Related party payables (Note 15)	935	327
Notes payable (Note 16)	1,721	2,418
Deferred revenue and customer deposits	312	531
Provision for future warranty costs	410	344
Capital lease obligations — current portion (Note 9)	100	92

Total current liabilities	9,346	9,560
Deferred gain on sale/leaseback of capital assets (Note 5)	567	685
Capital lease obligations — long-term portion (Note 9)	—	98
Related party payables — long-term portion (Note 15)	212	—

Total liabilities	10,125	10,343

Commitments, contingencies and guarantees (Note 9)
Shareholders’ equity (Note 11):
Capital stock (Common shares issued and outstanding: 7,984 at December 31, 2003 and 7,685 at December 31, 2002 respectively)	37,012	35,572
Contributed surplus	13	13
Deficit	(11,578)	(15,038)

Total shareholders’ equity	25,447	20,547

Total liabilities and shareholders’ equity	$35,572	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet (Note 17).

Current assets of discontinued operations	$—	$132
Non-current assets of discontinued operations	$—	$285
Current liabilities of discontinued operations	$40	$892
Non-current liabilities of discontinued operations	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, Canadian dollars)

	Year Ended December 31,
	2003	2002	2001

Revenues (Notes 12 and 15)
Product sales	$32,138	$26,967	$23,241
NRE fees	6,546	6,179	4,996

Total revenues	38,684	33,146	28,237

Cost of sales (Note 15)
Cost of product sales	14,805	11,885	10,730
Cost of NRE fees	3,565	4,055	2,542

Total cost of sales	18,370	15,940	13,272

Gross profit	20,314	17,206	14,965

Operating expenses:
Research and development	7,123	5,334	6,571
Selling and marketing	5,269	5,361	3,612
General and administration	4,280	4,045	3,711

Total operating expenses	16,672	14,740	13,894

Operating income	3,642	2,466	1,071
Interest income, net	174	84	131
Other expense (Note 13)	(664)	(328)	(123)

Income from continuing operations before income taxes	3,152	2,222	1,079
Provision for income taxes (Note 14)	52	77	13

Net income from continuing operations	3,100	2,145	1,066
Income (loss) from discontinued operations (Note 17)	360	(648)	(956)

Net income	$3,460	$1,497	$110

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.40	$0.28	$0.14
Discontinued operations	0.05	(0.09)	(0.13)

Net income per share (basic)	$0.45	$0.19	$0.01

Weighted average shares outstanding (basic)	7,723	7,681	7,690

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$0.39	$0.27	$0.14
Discontinued operations	0.04	(0.08)	(0.13)

Net income per share (diluted)	$0.43	$0.19	$0.01

Weighted average shares outstanding (diluted)	7,983	7,824	7,704

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, Canadian dollars)

	Common Shares (Note 11)
	Number	Amount	Contributed Surplus	Deficit	Total Shareholders’ Equity

January 1, 2001	7,678	$35,614	$—	$(16,645)	$18,969
Common shares issued	17	35	—	—	35
Repurchase of shares	(12)	(53)	25	—	(28)
Net income	—	—	—	110	110

December 31, 2001	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued	14	31	—	—	31
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	1,497	1,497

December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued	301	1,449	—	—	1,449
Repurchase of shares	(2)	(9)	—	—	(9)
Net income	—	—	—	3,460	3,460

December 31, 2003	7,984	$37,012	$13	$(11,578)	$25,447

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, Canadian dollars)

	Year Ended December 31,
	2003	2002	2001

Operating activities:
Net income from continuing operations	$3,100	$2,145	$1,066
Income (loss) from discontinued operations	360	(648)	(956)
Charges and credits to operations not involving an outlay of cash:
Amortization	1,807	2,127	2,415
Gain on disposal of capital assets	(66)	(23)	(5)
Gain on dilution of equity interest in Mezure, Inc. (Note 17)	—	(121)	—
Gain on liquidation of Mezure assets and liabilities (Note 17)	(379)	—	—
Amortization of deferred gain on sale/leaseback of capital assets	(118)	(129)	(130)
Non-controlling interest	—	—	(11)
Net change in non-cash working capital related to operations (Note 19)	3,309	(189)	(2,802)

Cash provided by (used in) operating activities	8,013	3,162	(423)

Financing activities:
Issuance of shares (Note 11)	1,449	31	35
Repurchase of shares (Note 11)	(9)	(67)	(28)
Equity financing of joint venture (Note 16)	—	588	—
Related party notes receivable	(140)	(346)	(76)
Notes payable	172	626	76
(Decrease) increase in capital lease obligations (Note 5)	(90)	(393)	48
Effect of exchange rate changes on financing activities	(74)	(4)	15

Cash provided by financing activities	1,308	435	70

Increase (decrease) in cash before investing activities	9,321	3,597	(353)

Investing activities:
Purchase of capital and intangible assets	(2,656)	(1,204)	(937)
Proceeds from disposal of capital assets	157	98	36
Investment in Point, Inc. (Note 16)	—	(588)	—
Investment in Mezure, Inc. (Note 17)	—	—	(3)
Acquisition of CMC Electronics’ OEM GPS business (Note 18)	(155)	—	—
Royalty payment relating to CMC Electronics’ OEM GPS business (Note 18)	(82)	—	—
Deferred development costs	(157)	(125)	(4)

Cash used in investing activities	(2,893)	(1,819)	(908)

Increase (decrease) in cash and short-term investments	6,428	1,778	(1,261)
Cash and short-term investments, beginning of year	6,572	4,794	6,055

Cash and short-term investments, end of year	$13,000	$6,572	$4,794

Cash and short-term investments consisted of:
Cash and cash equivalents	$2,445	$1,700	$1,938
Restricted short-term investments	3,278	3,455	2,827
Other short-term investments	7,277	1,417	29

	$13,000	$6,572	$4,794

Interest paid related to bank advances and capital lease obligations	$10	$27	$33

Income taxes paid	$83	$40	$71

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except share and per share data and unless otherwise stated)

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

On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company’s outstanding common shares from the Company’s two former principal shareholders (see Note 14).

On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 14).

As of December 31, 2003, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the consolidated statement of operations for prior periods (see Note 17).

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States of America (U.S.) generally accepted accounting principles are described in Note 21. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a)  Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its continuing subsidiaries and its proportionate 49% joint venture interest in Point, Inc.

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

c)  Cash and Cash Equivalents, Short Term Investments

Cash and cash equivalents include highly liquid investments which have original maturities of 90 days or less. Short-term investments include highly liquid investments which have original maturities of 91 days to 12 months.

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

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Leasehold improvements	over term of leases
Furniture and fixtures	10 years
Product tooling	2 - 4 years
Patents and other intangibles	4 - 10 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an estimated undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset’s carrying value.

f)  Revenue Recognition

Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering (“NRE”) fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

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

i)  Stock-based Compensation Plans

The Company has stock-based compensation plans (see Note 11). Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 20. The Company is applying the new recommendations to all options granted.

j)  Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized (see Note 14).

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

m)  Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

n)  Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

o)  Comparative Figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2003. This reclassification pertains primarily to the treatment of Mezure, Inc. as a discontinued operation (see Note 17).

NOTE 3  ACCOUNTS RECEIVABLE

	December 31, 2003	December 31, 2002

Trade receivables, net	$5,930	$9,215
Goods and Services Tax receivable	366	279
Other	87	140

	$6,383	$9,634

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,078 at December 31, 2003 and $1,077 at December 31, 2002.

NOTE 4  INVENTORIES

	December 31, 2003	December 31, 2002

Raw materials and components	$1,948	$1,257
Work-in-progress	280	207
Finished goods	2,554	3,316

	$4,782	$4,780

The inventory balances are net of a provision for excess and obsolete inventory of $1,697 at December 31, 2003 and $1,461 at December 31, 2002.

NOTE 5  CAPITAL ASSETS

	December 31, 2003			December 31, 2002
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer and ancillary equipment	$6,503	$5,024	$1,479	$5,534	$4,779	$755
Production, research and development equipment	3,589	2,517	1,072	2,898	2,238	660
Leasehold improvements	116	50	66	111	32	79
Furniture and fixtures	1,713	1,150	563	1,778	1,013	765
Product tooling	1,631	1,161	470	1,136	1,047	89
Equipment under capital lease	299	249	50	296	184	112

	$13,851	$10,151	$3,700	$11,753	$9,293	$2,460

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

NOTE 6  INTANGIBLE ASSETS

Intangible assets subject to amortization are as set out below:

	December 31, 2003			December 31, 2002
	Gross	Accumulated	Net Book	Gross	Accumulated	Net Book
	Value	Amortization	Value	Value	Amortization	Value

Patents and trademarks	$3,586	$2,117	$1,469	$3,442	$1,769	$1,673
Technology	2,341	2,124	217	2,124	2,087	37
Market presence of CMC Electronics’ OEM GPS product line	348	43	305	—	—	—

Total intangibles	$6,275	$4,284	$1,991	$5,566	$3,856	$1,710

In addition to the above, at December 31, 2002, there was $192 goodwill relating to Mezure, Inc. (see Note 17).

For the years ended December 31, 2003, 2002 and 2001, amortization expense of intangibles was $428, $750 and $721, respectively. The weighted- average amortization period is 7.7 years.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2004	$495
2005	499
2006	433
2007	292
2008	222

NOTE 7  DEFERRED DEVELOPMENT COSTS

	December 31, 2003	December 31, 2002

Deferred development costs	$2,846	$2,689
Accumulated amortization	(289)	(93)

	$2,557	$2,596

In the year ended December 31, 2003, the Company deferred $157 of development costs related to the development of a certified aviation GPS receiver, compared to $125 in 2002 and $4 in 2001. With the GPS receiver reaching the commercialization stage for certain applications, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $196 of these deferred costs in the year ended December 31, 2003 ($57 in 2002 and $36 in 2001).

At December 31, 2003, the Company had deferred $2,557 of development costs. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations.

NOTE 8  BANK ADVANCES

At December 31, 2003, lines of credit were available with the HSBC Bank Canada and the Toronto Dominion Bank. The lines of credit are payable on demand and are secured by $3,278 of short-term investments held as compensating balances. The bank advances bear interest at the banks’ prime rate (December 31, 2003 — 4.5%) on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of up to approximately US $6,500 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2003, portions of the lines of credit were utilized to support $65 of letters of credit ($79 at December 31, 2002) leaving $1,585 available for day-to-day operating requirements and the margin capacity available to enter into approximately US $6,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

NOTE 9  COMMITMENTS, CONTINGENCIES AND GUARANTEES

a)                                      At December 31, 2003, purchase commitments were outstanding for approximately $8.1 million pertaining primarily to the acquisition of inventory, supplies and services in the normal course of business.

b)                                     The Company’s facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2010. Payments under the leasing arrangements are as follows:

	Capital Leases	Operating Leases

2004	$103	$970
2005	—	905
2006	—	905
2007	—	884
2008	—	884
2009 and beyond	—	111

Total future minimum lease payments	103	$4,659

Less: imputed interest (7.0%)	(3)
Balance of capital lease obligations	100
Less: current portion	(100)
Capital lease obligations — long-term portion	$—

The Company’s rent expense associated with its facilities was $859 in 2003, $909 in 2002 and $848 in 2001.

c)                                      As at December 31, 2003, intangible assets included $354 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination. As this matter has not been resolved as of December 31, 2003, the Company has not provided for any impairment of these intangible assets.

d)                                     The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

e)                                      In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

NOTE 10  FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenue when these revenues are recognized.

At December 31, 2003, the Company’s forward foreign currency contracts had all matured. In January 2004, the Company entered into additional forward currency contracts to sell US $7,500 between January 31, 2004 and December 31, 2004 at an average rate of $0.7622 per Canadian dollar.

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

NOTE 11  SHAREHOLDERS’ EQUITY

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,984 common shares are outstanding as of December 31, 2003 (7,685 in 2002 and 7,683 in 2001).

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

On June 12, 2003, the Company implemented a new share repurchase program under which the Company can repurchase up to 3% of the outstanding common shares over a twelve month period. From June 12, 2003 through December 31, 2003, the Company repurchased 2 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of December 31, 2003, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 339 had been exercised.

A summary of the status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2003			2002			2001
Options	Number of Options	Weighted-Average Exercise Price		Number of Options	Weighted-Average Exercise Price		Number of Options	Weighted-Average Exercise Price

Outstanding at beginning of year	974	US $	4.59	834	US $	5.08	954	US $	6.19
Granted	186	2.29		198	2.41		175	1.74
Exercised	(301)	3.69		(13)	1.47		(17)	1.38
Forfeited	(4)	3.85		(45)	4.87		(278)	6.99

Outstanding at end of year	855	US $	4.42	974	US $	4.59	834	US $	5.08

Options exercisable at end of year	449	US $	6.35	624	US $	5.94	553	US $	6.47

The following table summarizes information about the stock option plans as of December 31, 2003:

		Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price

US $7.50 to $11.25	338	3.4 years	US $	7.70	338	US $	7.70
$4.00 to $4.94	5	9.0	4.44		1	4.00
$2.25 to $3.44	403	8.3	2.41		64	2.75
$1.38 to $2.00	109	6.7	1.64		46	1.57

US $1.38 to $11.25	855	6.2	US $	4.42	449	US $	6.35

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder.

	Number of Common Shares
	Year Ended December 31,
	2003	2002	2001

Weighted average common shares outstanding (basic)	7,723	7,681	7,690
Dilutive effect of options	260	143	14

Weighted average common shares outstanding (diluted)	7,983	7,824	7,704

In the years ended December 31, 2003, 2002 and 2001, there were 338, 534 and 701 options excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

NOTE 12  MAJOR CUSTOMERS, EXPORT SALES AND SUPPLIERS

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company’s total revenues in any of the periods indicated.

	Sales by Major Customer
	Year Ended December 31,
	2003	2002	2001

Customer A	$4,631	$3,151	$6,108
Customer B	4,219	3,431	1,546
Customer C	—	3,781	2,035
Customer D	15	1,091	2,919

	$8,865	$11,454	$12,608

Percentage of total revenue	23%	35%	45%

Accounts receivable and related party receivables related to these major customers at December 31 were $1,720 in 2003 and $5,255 in 2002.

	Sales by Geographic Market
	Year Ended December 31,
	2003		2002		2001

U.S.A	$19,437	50%	$13,887	42%	$12,163	43%
Europe	7,793	20%	5,515	17%	6,027	21%
Asia/Australia	8,367	22%	10,646	32%	7,537	27%
Canada	2,753	7%	2,681	8%	2,495	9%
Other	334	1%	417	1%	15	—%
	38,684	100%	33,146	100%	28,237	100%

Certain of the Company’s products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

NOTE 13  OTHER EXPENSE

	Year Ended December 31,
	2003	2002	2001

Employee relocation	$—	$(128)	$—
Employee termination	—	(84)	—
Foreign exchange	(527)	(49)	5
Financing charge on sales by Point	(83)	(47)	(164)
Miscellaneous	(54)	(20)	36
	$664	(328)	(123)

NOTE 14  INCOME TAXES

The Company follows the liability method of accounting for income taxes. Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	December 31, 2003	December 31, 2002

Future income tax assets
Loss carryforwards	$4,500	$8,100
Scientific research deductions and credits	54,700	50,400
Reserves not currently deductible for tax	1,400	850
Capital assets	850	500
Deferred gain on sale of building	200	250
	61,650	60,100
Future income tax liabilities
Intangible assets	(250)	(300)
Deferred development costs	(900)	(400)
Leased assets	—	(50)
	(1,150)	(750)
Valuation allowance	(60,500)	(59,350)
	—	—

The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year ended December 31,
	2003		2002		2001

Income from continuing operations before income taxes	$3,152		$2,222		$1,079

Statutory income tax expense	$1,169	37.1%	$873	39.3%	$454	42.1%
Adjusted for the effects of:
Amortization expense	644		638		857
Research & development costs	984		1,160		1,399
Terminal loss on capital assets upon acquisition of control	—		—		(861)
Discontinued operations	134		(254)		(402)
Other	561		(48)		274
Tax loss carryforward	(3,499)		(2,369)		(1,760)
Large corporation tax	59		77		52

Provision for income tax	$52	1.6%	$77	3.5%	$13	1.2%

a)  Canadian Income Taxes

At December 31, 2003, losses were available for Canadian income tax purposes that can be carried forward to reduce future Canadian taxable income. These losses expire as follows:

2004	$6,300
2005	—
2006	1,600

$7,900

In addition, the Company has approximately $145 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian income tax purposes.

The Company also has unutilized investment tax credits of $6.5 million available to reduce future Canadian income taxes. These credits expire as follows:

2004	1,600
2005	700
2006	400
2007	200
2008	600
2009	400
2010	500
2011	100
2012	700
2013	900
2014	400

$6,500

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

b)  U.S. Income Taxes

The Company’s fully-owned U.S. subsidiaries have net operating loss carryforwards totalling approximately US $38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

NOTE 15  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,
	2003	2002	2001

Product sales to Point, Inc.	$1,590	$740	$727
Services provided to Point, Inc.	133	186	149
Royalty income from Point, Inc.	—	54	69
Engineering and other services charged by Point, Inc.	87	58	6
Inventory purchases from CMC Electronics and Point, Inc.	2,809	703	188
Contracted development costs charged by CMC Electronics	523	125	154
Product sales and engineering services charged to CMC Electronics	54	220	33
Other charges from CMC Electronics	408	162	103
Royalties charged to CMC Electronics	261	76	42
Royalties charged by CMC Electronics	82	—	—
Consulting fees charged by Dave Vaughn, after resignation as CEO in February 2002	38	105	—

Significant related party receivables at December 31, 2003 consist of $1,027 from Point, Inc. ($673 at December 31, 2002) and $54 from CMC Electronics ($57 at December 31, 2002). Related party payables at December 31, 2003 were comprised of amounts due to CMC Electronics of $1,139 ($318 at December 31, 2002) and $8 to Point, Inc. ($9 at December 31, 2002).

The related party notes receivable of $1,721 ($1,932 at December 31, 2002) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of US $5,330. The loans are secured by the assets of Point, Inc. and bore interest at 3% during 2003 (between 3% and 6% in 2002 and 6% in 2001). On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 16).

During 2003, the Company and Sokkia advanced US $500 in new loans to Point, Inc. (US $830 in 2002), with the Company’s share being US $245 (US$407 in 2002). In 2002, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc. of which the Company’s share was US $735 and the Company’s equity interest in Point, Inc. remained at 49% (see Note 16).

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this product line (see Note 18). The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

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

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,
	2003	2002	2001

Current assets	$1,728	$2,247	$1,630
Non-current assets	100	139	143

Total assets	$1,828	$2,386	$1,773

Current liabilities	$2,818	$3,477	$3,072
Long-term liabilities	—	—	—

Total liabilities	$2,818	$3,477	$3,072

Revenues	$6,097	$4,635	$5,458
Gross profit	$1,501	$1,203	$1,625
Expenses	$1,535	$2,644	$3,066
Income (loss)	$(34)	$(1,441)	$(1,441)

Cash provided by (used in)
Operating activities	$32	$(1,929)	$(202)
Investing activities	$(7)	$(48)	$(128)
Financing activities	$142	$932	$76
Effect of exchange rate changes on financing activities	$(351)	$(9)	$93

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,721 ($1,932 at December 31, 2002). The loans are secured by the assets of Point, Inc., and bore interest at 3% during 2003 (between 3% and 6% in 2002 and 6% in 2001). On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004.

During 2003, the Company and Sokkia advanced US $500 in new loans to Point, Inc. (US $830 in 2002), with the Company’s share being US $245 (US $407 in 2002). In addition in 2002, the Company and Sokkia provided US $1,500 in equity financing to Point, Inc. The Company’s share of the equity financing was US $735 and the Company’s equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of US $5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of December 31, 2003, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $700, comprised primarily of working capital related items and the costs that would be incurred to cease operations. These financial statements do not reflect any adjustment that would be required if Point, Inc.’s operations were discontinued.

NOTE 17  DISCONTINUED OPERATIONS (MEZURE, INC.)

As of December 31, 2003, the Company owned a 70% equity interest in Mezure, Inc. (“Mezure”), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure. In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure’s operating activities would discontinue such support.

On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.

With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379 relating to the liquidation of the residual assets and liabilities of Mezure in the year ended December 31, 2003. While Mezure operated as a separate corporation, Mezure’s third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company. The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company’s financial position or results of operations.

The income (loss) from discontinued operations pertaining to Mezure for the year ended on December 31, 2003, 2002 and 2001 is as set forth below.

	2003	2002	2001

Revenues	$34	$288	$—
Cost of sales	(1)	(135)	—
Research and development expenses	(27)	(185)	(256)
Selling and marketing expenses	(32)	(356)	(247)
General and administration expenses	(112)	(388)	(459)
Interest income	—	—	7
Other income (expense)	119	128	(1)
Gain on liquidation of assets and liabilities	379	—	—

Income (loss) from discontinued operations	$360	$(648)	$(956)

The consolidated balance sheets as of December 31, 2003 and December 31, 2002 include residual assets and liabilities related to discontinued operations as follows:

	December 31, 2003	December 31, 2002

Cash and short term investments	$—	$1
Accounts receivable	—	28
Inventories	—	90
Prepaid expenses and deposits	—	13
Capital assets	—	93
Intangible assets	—	192
Accounts payable and accrued liabilities	40	365
Notes payable	—	486
Deferred revenue and customer deposits	—	41

NOTE 18  ACQUISITION OF CMC ELECTRONICS’ L1 OEM GPS PRODUCT LINE

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348 respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

At the time of the acquisition, CMC Electronics owned approximately 58% of the Company’s outstanding common shares and accordingly is a related party. The acquisition of the CMC Electronics’ L1 GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company’s Board of Directors.

NOTE 19  CONSOLIDATED STATEMENTS OF CASH FLOWS

The net changes in non-cash working capital related to operations include:

	Year ended December 31,
	2003	2002	2001

Decrease (increase) in accounts receivable and related party receivables	$2,876	$(3,649)	$(1,304)
(Increase) decrease in inventories	(71)	1,782	(30)
(Increase) decrease in prepaid expenses and deposits	(84)	2	135
Increase (decrease) in accounts payable, accrued liabilities and related party payables	714	1,288	(1,577)
(Decrease) increase in deferred revenue	(192)	329	(43)
Increase in provision for future warranty costs	66	59	17

Net change in non-cash working capital	3,309	(189)	(2,802)

NOTE 20  STOCK-BASED COMPENSATION

At December 31, 2003, the Company had 855 options outstanding that had been issued to employees and directors to purchase common shares under its stock-based compensation plans (see Note 11). As the Company accounts for stock based compensation arrangements based on the intrinsic value of the transactions, no compensation cost was recognized within the statement of operations for the year ended December 31, 2003, 2002 and 2001. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows:

		Year Ended December 31, 2003
		2003	2002	2001

Net income from continuing operations	As reported	$3,100	$2,145	$1,066
	Pro forma	$2,637	$1,755	$579

Basic net income from continuing operations per share	As reported	$0.40	$0.28	$0.14
	Pro forma	$0.34	$0.23	$0.08

Diluted net income from continuing operations per share	As reported	$0.39	$0.27	$0.14
	Pro forma	$0.33	$0.22	$0.08

Net income (loss)	As reported	$3,460	$1,497	$110
	Pro forma	$2,997	$1,107	$(377)

Basic net income (loss) per share	As reported	$0.45	$0.19	$0.01
	Pro forma	$0.39	$0.14	$(0.05)

Diluted net income (loss) per share	As reported	$0.43	$0.19	$0.01
	Pro forma	$0.38	$0.14	$(0.05)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2003, 2002 and 2001: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2003, 135% in 2002 and 2001.

NOTE 21                                             DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)  Deferred Development Costs (see Note 7)

In the year ended December 31, 2003, the Company deferred $157 of development costs ($125 in 2002 and $4 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2003, the Company amortized $196 of deferred development costs ($57 in 2002 and $36 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

b)  Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard (“SFAS”) No. 133, as amended by SFAS 137 and SFAS 138 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

c)  Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders’ equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure (see Note 17). Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have expensed on acquisition in 2001 (see Note 21(a)).

d)  Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 18). The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e)  Classification of Employee Relocation and Termination Costs

In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within Other expense in the consolidated statement of operations (see Note 13). Under U.S. GAAP, these costs would be included within operating expenses.

f)  Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year Ended December 31,
	2003	2002	2001

Opening balance, beginning of period	$344	$285	$268
Additions to provision	220	203	148
Costs incurred	(154)	(144)	(131)

Ending balance, end of period	$410	$344	$285

g)  Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently, there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

h)  New U.S. GAAP Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.” This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS 143 in January 2003 did not have had a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued. It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002. Adoption of these provisions did not have had a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123” (SFAS 148). SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity. Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities. The adoption of SFAS 150 did not have had a material impact on the Company’s financial statements.

The following standards issued by the FASB do not impact the Company at this time:

_                 Statement No. 145 — “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial statements issued on or after May 15, 2002;

_                 Statement No. 146 — “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

_                 Interpretation No. 46 — “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

i)  Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,
	2003	2002	2001

Net income from continuing operations — Canadian GAAP	$3,100	$2,145	$1,066
Adjustments to U.S. GAAP
Deferred development costs (a)	(157)	(125)	(4)
Amortization of deferred development costs (a)	196	57	36
Amortization of intangibles acquired from CMC Electronics (d)	62	—	—

Net income from continuing operations — U.S. GAAP	$3,201	$2,077	$1,098

Net income (loss) from discontinued operations — Canadian GAAP	360	(648)	(956)
Adjustment to U.S. GAAP
Gain on liquidation of Mezure, Inc. (c)	192	—	—
Gain on dilution of equity in Mezure, Inc. (c)	—	(121)	—
Write-off of Mezure, Inc. development related costs (a)	—	—	(231)

Income (loss) from discontinued operations — U.S. GAAP	552	(769)	(1,187)

Net income (loss) — U.S. GAAP	3,753	1,308	(89)

Net unrealised gain (loss) on foreign exchange contracts (b)	—	(48)	1
Reclassification to income of gains and losses on cash flow hedges	48	(1)	—

Comprehensive income (loss)	$3,801	$1,259	$(88)

	Year Ended December 31,
	2003	2002

Total Assets
Canadian GAAP	$35,572	$30,890
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,557)	(2,596)
Fair value of financial instruments (b)	—	(48)
Write-off of development related costs on Mezure acquisition (a)	—	(192)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(430)	—

U.S. GAAP	$32,585	$28,054

Total Shareholders’ Equity
Canadian GAAP	$25,447	$20,547
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,557)	(2,596)
Write-off of development related costs on Mezure acquisition (a)	—	(192)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	—
Amortization of intangibles acquired from CMC Electronics (d)	62	—

U.S. GAAP — before other comprehensive income	22,460	17,759

Accumulated other comprehensive (loss) income	—	(48)

U.S. GAAP — including accumulated other comprehensive income	$22,460	$17,711

j)  Net Income (Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,
	Canadian GAAP			U.S. GAAP
	Net Income (Loss) per Share — Basic			Net Income (Loss) per Share — Basic
	2003	2002	2001	2003	2002	2001

Continuing operations	$0.40	$0.28	$0.14	$0.41	$0.27	$0.14
Discontinued operations	0.05	(0.09)	(0.13)	0.08	(0.10)	(0.15)

Net income (loss) per share	$0.45	$0.19	$0.01	$0.49	$0.17	$(0.01)

	Net Income (Loss) per Share — Diluted			Net Income (Loss) per Share — Diluted
	2003	2002	2001	2003	2002	2001

Continuing operations	$0.39	$0.27	$0.14	$0.40	$0.27	$0.14
Discontinued operations	0.04	(0.08)	(0.13)	0.07	(0.10)	(0.15)

Net income (loss) per share	$0.43	$0.19	$0.01	$0.47	$0.17	$(0.01)

k)  Stock-Based Compensation

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

At December 31, 2003, the Company had issued to employees and directors 855 options (974 in 2002 and 834 in 2001) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2003, 2002 and 2001. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

l)  Pro Forma Earnings — Fair Value Method of Accounting for Stock Options — U.S. GAAP

		Year Ended December 31
		2003	2002	2001

Net income from continuing operations — U.S. GAAP	As reported	$3,201	$2,077	$1,098
Less: Fair value of stock options		463	390	487
Net income from continuing operations — U.S. GAAP	Pro forma	$2,738	$1,687	$611

Net income from continuing operations — earnings per share (basic)	As reported	$0.41	$0.27	$0.14
	Pro forma	$0.35	$0.22	$0.08
Net income from continuing operations — earnings per share (diluted)	As reported	$0.40	$0.27	$0.14
	Pro forma	$0.34	$0.22	$0.08

Net income (loss) — U.S. GAAP	As reported	$3,753	$1,308	$(89)
Less: Fair value of stock options		463	390	487
Net income (loss) — U.S. GAAP	Pro forma	$3,290	$918	$(576)

Net income (loss) — earnings per share (basic)	As reported	$0.49	$0.17	$(0.01)
	Pro forma	$0.43	$0.12	$(0.07)

Net income (loss) — earnings per share (diluted)	As reported	$0.47	$0.17	$(0.01)
	Pro forma	$0.41	$0.12	$(0.07)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2003, 2002 and 2001: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2003, 135% in 2002 and 2001.

m)  Consolidated Statement of Cash Flows

Under Canadian GAAP, the Company classifies short-term investments as part of cash and short-term investments in the consolidated statement of cash flows. Under U.S. GAAP, cash flow changes associated with short-term investments would be classified as part of cash flows from investing activities.

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Year Ended December 31,
	2003	2002	2001

Cash flow provided by (used in) operations — Canadian GAAP	$8,013	$3,162	$(423)
Adjustments to U.S. GAAP
Deferred development costs (a)	(157)	(125)	(4)

Cash flow provided by (used in) operations — U.S. GAAP	$7,856	$3,037	$(427)

Cash flow provided by financing activities — Canadian GAAP	$1,308	$435	$70
Adjustments to U.S. GAAP	—	—	—

Cash flow provided by financing activities — U.S. GAAP	$1,308	$435	$70

Cash used in investing activities — Canadian GAAP	$(2,893)	$(1,819)	$(908)
Adjustments to U.S. GAAP
Deferred development costs (a)	157	125	4
(Increase) decrease in short-term investments	(5,683)	(2,016)	1,304

Cash used in investing activities — U.S. GAAP	$(8,419)	$(3,710)	$400

Increase in cash and cash equivalents	$745	$(238)	$43
Cash and cash equivalents, beginning of year	1,700	1,938	1,895

Cash and cash equivalents, end of year	$2,445	$1,700	$1,938

n)  Accounts Payable and Accrued Liabilities

The following is the breakdown of accounts payable and accrued liabilities:

	Year Ended December 31,
	2003	2002

Accounts payable and accrued trade liabilities	$3,632	$3,359
Accrued salaries, incentive plans and other employee-related obligations	1,745	1,570
Accrued dealer and agent commissions	137	552
Other	354	367

TOTAL	$5,868	$5,848

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated financial statements of NovAtel Inc. as of December 31, 2003 and 2002, and for the years then ended, and have issued our reports thereon dated January 30, 2004 (which audit report expresses an unqualified opinion and includes an explanatory paragraph concerning the application of procedures relating to certain reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations); such financial statements and reports are included in the 2003 Annual Report on Form 20-F.  Our audits also included the 2003 and 2002 financial statement schedules of NovAtel Inc.  These financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion based on our audits.  In our opinion, the 2003 and 2002 financial statement schedules, when considered in relation to the 2003 and 2002 basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Calgary, Canada
January 30, 2004

SCHEDULE II

Valuation and Qualifying Accounts

2001	Balance at beginning of period	Additions	Deductions	Balance at end of period
Provision for excess and obsolete inventory	$801	518	(355)	$964

Allowance for doubtful accounts	$539	307	(170)	$676

Provision for future warranty costs	$268	148	(131)	$285

2002	Balance at beginning of period	Additions	Deductions	Balance at end of period
Provision for excess and obsolete inventory	$964	777	(280)	$1,461

Allowance for doubtful accounts	$676	587	(186)	$1,077

Provision for future warranty costs	$285	203	(144)	$344

2003	Balance at beginning of period	Additions	Deductions	Balance at end of period
Provision for excess and obsolete inventory	$1,461	691	(455)	$1,697

Allowance for doubtful accounts	$1,077	430	(429)	$1,078

Provision for future warranty costs	$344	220	(154)	$410

EXHIBIT INDEX

Exhibit Number	Exhibit

3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (3)
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.9	Amendment No. 1 to Definitive Project Agreement made effective November 15, 2000 between NovAtel Inc. and BAE Systems Canada Inc.(5)
10.10	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.11	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd.
10.12	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002. (6)
10.13	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton.
*10.14	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP.
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer

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

(6)                                  Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2002.

*Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.