Form 20-F
period 2004-12-31
NOVATEL INC
filed 2005-05-24
CIK 1027539

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29004

NOVATEL INC.
(Exact name of Registrant as specified in our charter)

N/A
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Common Shares
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: NONE

At December 31, 2004, Registrant had outstanding 8,260,171 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	☐	Item 18	☒

        The dollar amounts presented in this Annual Report on Form 20-F are in Canadian currency unless otherwise noted (CDN$1 = U.S.$0.7957 on April 29, 2005), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, "Item 3 — Key Information, Selected Financial Data." The material differences between Canadian and U.S. generally accepted accounting principles ("GAAP") which would bear upon NovAtel Inc.'s, (hereinafter referred to as "NovAtel" or "the Company"), financial statements and, more particularly, income (loss) applicable to shareholders' equity are disclosed in Note 22 of Notes to Consolidated Financial Statements.

        Certain statements in this Annual Report, including those about the Company's future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management's current expectations regarding NovAtel's future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "may", "could", "will", "potential", "intend", "estimate", "should", "plan", "predict" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company's joint venture Point, Inc. ("Point"), establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel's new products, impact and timing of large orders, credit risks of customers and the Company's joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company's Form 20-F and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Annual Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

  (a)
  Summary Financial Information

        The following table sets forth selected financial data of the Company for the periods indicated. The selected financial data as at December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. The selected financial data as at and for the years ended December 31, 2000 and 2001 and as at December 31, 2002 have been derived from our audited consolidated financial statements, not included in this Annual Report. The following unaudited summary financial information, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements and contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The table sets forth, in Canadian dollars and U.S. dollars, the selected financial data as prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The financial data should be read in conjunction with "Item 5 — Operating and Financial Review and Prospects" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
Statement of Operations Data(1)	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Revenues:
Product sales	$48,802	$32,138	$26,967	$23,241	$23,980
NRE fees	5,130	6,546	6,179	4,996	863

Total revenues	53,932	38,684	33,146	28,237	24,843

Cost of sales:
Cost of product sales	19,586	14,805	11,885	10,730	10,360
Cost of NRE fees	2,917	3,565	4,055	2,542	482

Total cost of sales	22,503	18,370	15,940	13,272	10,842

Gross profit	31,429	20,314	17,206	14,965	14,001

Operating expenses:
Research and development	9,588	7,123	5,334	6,571	7,811
Selling and marketing	5,751	5,269	5,361	3,612	4,087
General and administration	5,312	4,280	4,045	3,711	3,661
Share offering costs	754	—	—	—	—

Total operating expenses	21,405	16,672	14,740	13,894	15,559

Operating income (loss)	10,024	3,642	2,466	1,071	(1,558)
Interest income, net	313	174	84	131	319
Other expense	(662)	(664)	(328)	(123)	(769)
Benefit of investment tax credits	4,356	—	—	—	—

Income (loss) from continuing operations before income taxes	14,031	3,152	2,222	1,079	(2,008)
Income taxes
Current provision	2,328	52	77	13	13
Future income tax expense (benefit)	(1,091)	—	—	—	—

Net income (loss) from continuing operations (3)	12,794	3,100	2,145	1,066	(2,021)
Income (loss) from discontinued operations (3)	21	360	(648)	(956)	(774)

Net income (loss)	$12,815	$3,460	$1,497	$110	$(2,795)

Net income (loss) per share (basic):
Continuing operations	$1.59	$0.40	$0.28	$0.14	$(0.26)
Discontinued operations	—	0.05	(0.09)	(0.13)	(0.10)

Net income (loss) per share	$1.59	$0.45	$0.19	$0.01	$(0.36)

Weighted average shares outstanding (basic)	8,063	7,723	7,681	7,690	7,676

Net income (loss) per share (diluted):
Continuing operations	$1.51	$0.39	$0.27	$0.14	$(0.26)
Discontinued operations	—	0.04	(0.08)	(0.13)	(0.10)

Net income (loss) per share	$1.51	$0.43	$0.19	$0.01	$(0.36)

Weighted average shares outstanding (diluted)	8,500	7,983	7,824	7,704	7,816

Footnotes appear on pages 5-9

(U.S.$ equivalent)(2)	Year Ended December 31, 2004
(in thousands, except per share data)
Revenues:
Product sales	$38,830
NRE fees	4,082

Total revenues	42,912

Cost of sales:
Cost of product sales	15,584
Cost of NRE fees	2,321

Total cost of sales	17,905

Gross profit	25,007

Operating expenses:
Research and development	7,628
Selling and marketing	4,576
General and administration	4,226
Share offering costs	600

Total operating expenses	17,031

Operating income	7,976
Interest income, net	249
Other expense	(527)
Benefit of investment tax credits	3,466

Income from continuing operations before income taxes	11,164
Income taxes
Current provision	1,852
Future income tax expense (benefit)	(868)

Net income from continuing operations	10,180
Income from discontinued operations	17

Net income	$10,197

Net income per share (basic):
Continuing operations	$1.27
Discontinued operations	—

Net income per share	$1.27

Weighted average shares outstanding (basic)	8,063

Net income per share (diluted):
Continuing operations	$1.20
Discontinued operations	—

Net income per share	$1.20

Weighted average shares outstanding (diluted)	8,500

	December 31,
						U.S.$ Equivalent December 31, 2004(2)
Balance Sheet Data(1):	2004	2003	2002	2001	2000
(Canadian $)	(in thousands)
Working capital	$30,322	$17,978	$14,372	$12,284	$11,279	$24,127
Total assets	52,946	35,572	30,890	27,821	28,830	42,129
Long-term liabilities	—	212	98	253	307	—
Total shareholders' equity	40,093	25,447	20,547	19,086	18,969	31,902

(1)
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The material differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are described below.

(2)
Canadian dollar amounts for the 2004 year presented have been translated into U.S. dollars solely for the convenience of the reader at the rate of U.S. $0.7957 per CDN$1.00, which was the exchange rate as of April 29, 2005. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

(3)
As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation.

Canadian GAAP to U.S. GAAP Reconciliation ($ thousands)

        i)     Deferred Development Costs

        In the year ended December 31, 2004, the Company deferred $218 of development costs ($157 in 2003, $125 in 2002, $4 in 2001 and $757 in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

        In the year ended December 31, 2004, the Company amortized $416 of deferred development costs ($196 in 2003, $57 in 2002, $36 in 2001 and $nil in 2000) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

        Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

        ii)    Stock-Based Compensation

        Under U.S. GAAP, Statement of Financial Accounting Standard ("SFAS") 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 22 (l) in the consolidated financial statements presented elsewhere in this Annual Report).

        Effective January 1, 2004, under Canadian GAAP the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances as at January 1, 2004 of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002. As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

        Under Canadian GAAP, the Company recorded stock-based compensation expense of $326 in the year ended December 31, 2004. For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

        iii)   Derivatives and Hedging Activities

        The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP, the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard ("SFAS") No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company's foreign exchange contracts have been accounted for as cash flow hedges.

        iv)   Investment in Joint Ventures

        The accounts of the Company's 49% joint venture interest in Point and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

        In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

        In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure. Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have been expensed on acquisition in 2001 (see Note (i) above).

        v)     Intangibles Related to Acquisition of CMC Electronics' OEM GPS Business

        On May 14, 2003, the Company acquired CMC Electronics Inc.'s non-aviation Global Positioning System ("GPS") OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

        The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348, respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

        Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders' carrying value would be accounted for as a reduction of equity.

        vi)   Classification of Employee Relocation and Termination Costs

        In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within Other expense in the consolidated statement of operations. Under U.S. GAAP, these costs would be included within operating expenses.

        vii)  Comprehensive Income

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

        The effects of the above-noted differences between U.S. and Canadian GAAP produces the following differences on the presented statement of operations data:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Net income (loss) from continuing operations — Canadian GAAP	$12,794	$3,100	$2,145	$1,066	$(2,021)
Adjustments to U.S. GAAP
Deferred development costs (i)	(218)	(157)	(125)	(4)	(757)
Amortization of deferred development costs (i)	416	196	57	36	—
Stock-based compensation expense (ii)	326	—	—	—	—
Fair value of financial instruments (iii)	—	—	—	—	(21)
Amortization of intangibles acquired from CMC Electronics (v)	124	62	—	—	—

Net income (loss) from continuing operations — U.S. GAAP	13,442	3,201	2,077	1,098	(2,799)

Net income (loss) from discontinued operations — Canadian GAAP	21	360	(648)	(956)	(774)
Adjustments to U.S. GAAP
Gain on liquidation of Mezure, Inc. (iv)	—	192	—	—	—
Gain on dilution of equity in Mezure, Inc. (iv)	—	—	(121)	—	—
Write-off of Mezure, Inc. development related costs (i)	—	—	—	(231)	—

Income (loss) from discontinued operations — U.S. GAAP	21	552	(769)	(1,187)	(774)

Net income (loss) — U.S. GAAP	13,463	3,753	1,308	(89)	(3,573)

Net unrealized gain (loss) on foreign exchange contracts (iii)	179	—	(48)	1	—
Reclassification to income of gains and losses on cash flow hedges	—	48	(1)	—	—

Comprehensive income (loss)	$13,642	$3,801	$1,259	$(88)	$(3,573)

        Net income (loss) per share as computed under Canadian and U.S. GAAP is as set forth below for the following periods:

	Year Ended December 31,
Net income (loss) per share from continuing operations	2004	2003	2002	2001	2000
Canadian GAAP — basic	$1.59	$0.40	$0.28	$0.14	$(0.26)
U.S. GAAP — basic	$1.67	$0.41	$0.27	$0.14	$(0.36)
Canadian GAAP — diluted	$1.51	$0.39	$0.27	$0.14	$(0.26)
U.S. GAAP — diluted	$1.58	$0.40	$0.27	$0.14	$(0.36)

	Year Ended December 31,
Net income (loss) per share	2004	2003	2002	2001	2000
Canadian GAAP — basic	$1.59	$0.45	$0.19	$0.01	$(0.36)
U.S. GAAP — basic	$1.67	$0.49	$0.17	$(0.01)	$(0.47)
Canadian GAAP — diluted	$1.51	$0.43	$0.19	$0.01	$(0.36)
U.S. GAAP — diluted	$1.58	$0.47	$0.17	$(0.01)	$(0.47)

        The reconciliation of the selected consolidated financial data between U.S. and Canadian GAAP produces the following differences on the presented balance sheet data:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Total Assets
Canadian GAAP	$52,946	$35,572	$30,890	$27,821	$28,830
Adjustments to U.S. GAAP
Deferred development costs (i)	(2,359)	(2,557)	(2,596)	(2,528)	(2,560)
Fair value of financial instruments (iii)	179	—	(48)	—	(1)
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	(192)	(231)	—
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(306)	(430)	—	—	—

U.S. GAAP	$50,460	$32,585	$28,054	$25,062	$26,269

Total Shareholders' Equity
Canadian GAAP	$40,093	$25,447	$20,547	$19,086	$18,969
Adjustments to U.S. GAAP
Deferred development costs (i)	(2,359)	(2,557)	(2,596)	(2,528)	(2,560)
Fair value of financial instruments (iii)	—	—	—	—	(1)
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	(192)	(231)	—
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(492)	(492)	—	—	—
Amortization of intangibles
acquired from CMC Electronics (v)	186	62	—	—	—

U.S. GAAP before other comprehensive income	$37,428	$22,460	$17,759	$16,327	$16,408

Accumulated other comprehensive income (loss)	179	—	(48)	1	—

U.S. GAAP including accumulated comprehensive income	$37,607	$22,460	$17,711	$16,328	$16,408

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

	U.S. Dollars Per Canadian Dollar Year Ended December 31,
	2004	2003	2002	2001	2000
Average	$0.7682	$0.7139	$0.6368	$0.6457	$0.6732
High	0.8493	0.7738	0.6619	0.6697	0.6969
Low	0.7158	0.6349	0.6200	0.6241	0.6410
Period end	0.8310	0.7738	0.6329	0.6267	0.6669

	Month Ended
	April 2005	March 2005	February 2005	January 2005	December 2004	November 2004
High	$0.8233	$0.8322	$0.8134	$0.8346	$0.8435	$0.8493
Low	0.7957	0.8024	0.7961	0.8050	0.8064	0.8155

        On April 29, 2005 the exchange rate was U.S.$0.7957 per CDN$1.00.

(c)
Dividends

        The Company has not paid any cash dividends since its inception. The Board of Directors may pay cash dividends in the foreseeable future, but intends to retain the majority of earnings, if any, for use in its business operations.

B.    Capitalization and Indebtedness

    Not applicable

C.    Reasons for the Offer and Use of Proceeds

    Not applicable

D.    Risk Factors

        In addition to the other information set forth in this Annual Report, the following risk factors should be considered carefully in evaluating the Company. This Annual Report contains certain forward-looking statements and intentions. The cautionary statements made in this Annual Report should be read as being applicable to all related forward-looking statements wherever they appear in this Annual Report. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Annual Report.

The Company's operating results are susceptible to fluctuations.

        NovAtel's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including fluctuations in demand for existing products, the rate of development of new products, the degree of market acceptance of new products, increased competition, acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiaries and joint ventures, certification and market acceptance of new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering ("NRE") fees, seasonality of customer purchase patterns and the timing of industry trade shows.

        Gross margin as a percentage of revenue varies primarily as a result of product sales mix, the proportion of total revenue comprised of NRE revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs. In May 2003, the Company acquired CMC Electronics' non aviation L1 GPS OEM product line, which typically have lower gross margins as a percentage of revenue and consequently, the addition of these products to NovAtel's product line has adversely affected its gross margins as a percentage of revenue.

        A shortfall from anticipated revenue, lower gross margins or higher than expected expenses could adversely affect results of operations. In addition, if NovAtel were to receive a major contract, the Company's expenditures required to support such a contract would likely increase. If revenue from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company's results of operations could be adversely affected. See "Item 5 — Operating and Financial Review and Prospects, Operating Results."

If the Company's product innovations and enhancements are not successful, the Company's revenue growth and results of operations may be adversely impacted.

        Although NovAtel expects to make significant investments in research and development to continue to enhance existing products, develop new products which incorporate new and existing technologies and achieve market acceptance for such products, there can be no assurance that such new products or product enhancements will be successfully developed or, if developed, that any such new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of market acceptance in new and existing markets. The development of new, technologically advanced products and product enhancements is a complex and uncertain process requiring accurate anticipation of technological and market trends. Any inability on NovAtel's part to successfully define, develop and introduce new products and product enhancements may materially adversely affect its growth potential and results of operations.

        In addition, development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that NovAtel will achieve timely initial customer shipments of new products. The timely availability of these products in the market place and their acceptance by customers are important to the future success of NovAtel. NovAtel has previously experienced delays in shipping certain of its products and any future delays, whether due to manufacturing delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval, or otherwise, could adversely affect customer acceptance of its products and have a material adverse effect on NovAtel's business, financial condition and results of operations. From time to time, NovAtel or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of its existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing NovAtel products until NovAtel or its competitors' new products become available. In addition, certain of NovAtel's products must pass governmental and similar certifications before they can be sold. Any inability or delay in obtaining such certifications could have a material adverse effect on NovAtel's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Research and Development."

The Company is subject to exchange rate fluctuations which could have a material effect on the Company's revenues and results of operations.

        Over 98% of NovAtel's revenues have been, and are likely to continue to be, realized in currencies other than the Canadian dollar, principally the U.S. dollar. A significant portion of NovAtel's expenses, however, will be incurred in Canadian dollars. Accordingly, fluctuations in the exchange rates between the U.S. dollar and other foreign currencies and the Canadian dollar could have a material adverse effect on NovAtel's revenues and its results from operations. If the Canadian dollar increases in value relative to the U.S. dollar, NovAtel's reported Canadian dollar revenues and net income may be materially and adversely affected. For example, during 2004, the Canadian dollar increased in value relative to the U.S. dollar from $0.7738 on January 1, 2004 to $0.8310 on December 31, 2004. Although NovAtel uses forward foreign currency contracts to reduce a portion of its exposure to fluctuations in the U.S. dollar, there can be no assurance that NovAtel will be successful in such hedging activities.

The Company relies on a limited number of customers for a substantial portion of its revenue and any loss of any key customer could have a material effect on the Company's business, financial condition or results of operations.

        In 2004, the Company derived 48% of its revenues from its top four customers, namely Leica Geosystems A.G. ("Leica Geosystems"), Raytheon Company ("Raytheon"), Sokkia Co. Ltd. ("Sokkia")/Point and BEELINE Technologies Inc. ("BEELINE"). While the Company believes it maintains good relationships with its key customers, the loss of any key customer could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, should any of the Company's customers experience financial difficulties resulting in an inability to pay amounts owing to the Company, the Company may experience a material adverse effect on its financial condition and results of operations.

        The Company's strategic co-operation agreement with Leica Geosystems provides that in the event of the acquisition of control of NovAtel or a significant portion of its assets by certain specified competitors of Leica Geosystems, then Leica Geosystems may, among other things, terminate the agreement and any related development or supply agreements. The strategic co-operation agreement between the Company and CMC Electronics contains a similar right in favour of CMC Electronics which is triggered in circumstances in which control of NovAtel or a significant portion of its assets are acquired by certain specified competitors of CMC Electronics. The termination of either of such agreements could have a material adverse effect on NovAtel's business, financial condition and results of operations and could cause the Company's quarterly operating results to fluctuate and cause its stock price to decline.

The Company places binding manufacturing orders based on its forecasts and, if the Company fails to adequately forecast demand for its products, it may incur product shortages or excess product inventory.

        The Company's third-party manufacturers require the Company to place binding manufacturing orders in advance of the Company receiving purchase orders from its customers. This may result in product shortages or excess product inventory because the Company cannot easily increase or decrease these purchase orders. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent the Company from fulfilling orders. If the Company fails to adequately forecast demand for its products it could cause the Company's operating results to fluctuate and cause its stock price to decline.

The Company relies on suppliers for the components used in its products and interruptions in the supply of such components or a significant increase in the price of one or more components could adversely affect the Company's business, financial condition and results of operations.

        Most of the components used in the Company's products are standard parts readily available from more than one supplier. However, a few components are sourced from sole suppliers or are custom parts unique to NovAtel, including application specific integrated circuits manufactured to proprietary design, radio frequency filters, microprocessors and duplexers/filters. While custom parts make the Company's products hard to imitate, they also represent a manufacturing risk due to the lack of alternative suppliers. If these parts became unavailable, redesign or modification of the Company's products could be required. In addition, suppliers may cease manufacturing common components, replacing them with newer parts, which require requalification. These risks could cause an interruption in the Company's ability to provide a steady stream of products to its customers, which would adversely impact the Company's revenues and results of operations.

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

        Also, a significant increase in the price of one or more components could adversely affect NovAtel's business, financial condition and results of operations. Although NovAtel has instituted vendor audit programs, there can be no assurance that NovAtel will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by NovAtel, any of which could have a material adverse effect on NovAtel's business, financial condition and results of operations. NovAtel currently relies on two primary subcontractors to manufacture the majority of its circuit card assembly. There can be no assurance that the circuit card assembly subcontractors will be able to manufacture NovAtel's products in a timely and reliable manner. The failure by a subcontractor to manufacture products in a timely and reliable manner could have a material adverse effect on NovAtel's business, financial condition and results of operations.

The Company's success is dependent upon key personnel.

        NovAtel's future success depends, in part, on its ability to attract and retain qualified technical staff, such as geomatics engineers, electrical engineers (including radio frequency engineers, A.S.I.C. engineers and digital signal processing engineers), printed circuit board technologists, marketing, sales and executive management. Competition for such personnel is intense and the number of persons with relevant experience, particularly in engineering, is limited. Any inability on the part of NovAtel to attract and retain additional key employees or the loss of one or more of its current key employees could materially adversely affect NovAtel's business, financial condition and results of operations.

The Company may not be able to maintain existing OEM customers and strategic relationships or develop distribution channels for the sale of its products which would affect the Company's revenues and results of operations.

        NovAtel sells its OEM products directly to OEM customers and to strategic relationships. The Company expects to continue to utilize these relationships to sell to companies that will incorporate NovAtel's products into their products and services. Accordingly, the Company's success will be dependent in large part on its ability to continue existing relationships and develop new OEM and other third party relationships.

        NovAtel cannot predict nor control the extent to which its distribution network will be successful in marketing products incorporating the Company's technology. A material loss of any OEM customers or strategic partners, either as a result of competitive products offered by other companies or products developed internally by these OEM customers and strategic partners, or their inability to penetrate their respective market segments, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that NovAtel can continue to attract OEM customers, dealers and strategic partners and any inability to do so could materially adversely affect the Company's business, financial condition and results of operations.

        NovAtel plans to continue expanding its distribution channels. There can be no assurance that such expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company's sales and marketing organization will be able to successfully compete against the more extensive and well-funded sales and marketing operations of many of NovAtel's current or potential competitors. NovAtel's inability to manage effectively its distribution expansion could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution."

The price of NovAtel's common shares has fluctuated substantially over the last few years.

        Since January 1, 2004, the closing sale price of NovAtel's common shares has ranged from a low of U.S.$8.07 to a high of U.S.$50.35. A number of factors will continue to influence the market price for the common shares, including:

  •
  volume and timing of orders for NovAtel's products;

  •
  quarterly variations in NovAtel's or its competitors' results of operations;

  •
  the announcement and introduction of new products or product enhancements by NovAtel or its competitors;

  •
  product liability claims or other litigation;

  •
  changes in earnings estimates or recommendations by securities analysts; and

  •
  general market conditions and other factors that may be unrelated to NovAtel's operating performance or the operating performance of its competitors.

        If the trading market for NovAtel's stock does not continue to develop, securities analysts may not initiate or maintain research coverage of NovAtel and its shares, and this could adversely affect the market for NovAtel's shares.

The Company may be adversely affected by trends in the markets for GPS technology and products.

        NovAtel currently addresses the following markets for the application of GPS technology: surveying and mapping, aerospace, precision agriculture, precise timing, marine, unmanned vehicles, mining and machine control. Although NovAtel believes that these markets have growth potential for sales of GPS products, there can be no assurance that such markets will continue to develop, particularly given that GPS-based systems are still in an early stage of adoption in some of these markets, or that even if they develop, such markets will develop in a direction beneficial to NovAtel's products or product positioning or in the time frame in which NovAtel expects to launch products for these markets. Any development of these markets away from GPS technologies or the GPS products offered by NovAtel could have a material adverse effect on NovAtel's growth potential and its business, financial condition and results of operations.

        NovAtel also believes that in certain emerging markets its success will depend on its ability to form and maintain strategic relationships with established system providers and industry leaders. NovAtel's failure to form and maintain such relationships, or the pre-emption of such relationships by the actions of other GPS competitors, could adversely affect its ability to penetrate emerging GPS markets. In addition, NovAtel's future growth will depend upon the timely development of the markets in which it currently competes, its ability to continue to identify and exploit new markets for its products and its ability to open new channels of distribution for existing and future products. NovAtel's inability to effectively and efficiently exploit opportunities in new or emerging markets through successful product marketing, new and timely product introductions and product enhancements and establishing new distribution channels for its products could have a material adverse effect on NovAtel's growth, financial condition and results of operations. Further, to the extent NovAtel builds inventory in anticipation of potential sales in a new market, the failure of that market to develop could have a material adverse effect on NovAtel's business, financial condition and results of operations.

The Company is working towards compliance with new European Union ("EU") restrictions on the use of certain hazardous substances, which may increase the Company's cost or limit the Company's ability to sell product in Europe.

        There are EU directives that restrict the use of certain hazardous substances and also create requirements on waste electrical and electronic equipment. NovAtel is currently planning to be compliant on both of these directives before the deadlines. However, if the Company's product development is delayed or if the Company is unable to locate suitable compliant parts and/or compliant manufacturing practices, which deliver the same level of quality as current practices, the Company's sales to Europe may be impacted, starting in 2006. In addition, the Company may incur increased costs to dispose of obsolete inventory.

The failure of Point to repay existing loans to the Company or continue as a going concern could adversely affect the Company's results of operations.

        NovAtel sells GPS receivers and antennas to Point which incorporates these receivers into surveying systems that are in turn sold through Sokkia's distribution channels and through independent dealers and distributors. NovAtel's consolidated financial statements include its proportionate 49% joint venture interest in the accounts of Point. Point is subject to similar types of risks as the Company.

        Point is dependent on the Company and Sokkia for product supply, distribution and financing. As of December 31, 2004, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, U.S.$2.6 million of which was advanced by the Company. The loans are secured by the assets of Point.

        Should Sokkia and the Company discontinue their support, Point's ability to continue as a going concern would be impaired. If the existing loans were ultimately not repaid by Point to the Company and Sokkia, and/or if Point were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2004, after consideration of the effects of the proportionate consolidation of Point, would be approximately $450,000, comprised primarily of working capital related items and the costs that would be incurred to cease operations. The consolidated financial statements of the Company contained elsewhere in this Annual Report do not reflect any adjustments that would be required if Point's operations were discontinued. See "— Dependence on Key Customers."

The Company's business is dependent on its intellectual property. If the Company's patents or trademarks are declared invalid, the Company's ability to compete may be adversely affected.

        NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010. NovAtel also has numerous pending U.S. and foreign patent applications. NovAtel currently licences certain peripheral aspects of its technology from third parties. Although NovAtel believes that its patents and trademarks have value, there can be no assurance that its patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The value of NovAtel's products relies substantially on its technical innovation in fields in which there are many current patent filings. NovAtel recognizes that as new patents are issued or are brought to its attention by the holders of such patents, it may be necessary for NovAtel to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on NovAtel's business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become a significant expense of operations.

        NovAtel has received written notices from certain parties alleging patent infringement of their respective patents. Other than one claim by Trimble Navigation Limited ("Trimble") for which a settlement agreement was reached, to date, no formal claim has been brought by any of the parties. The Company believes it has valid defences to these claims should formal proceedings be commenced. In protecting its intellectual property rights NovAtel has from time to time sent out letters to third parties regarding potential infringement. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable. See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

The Company's acquisition strategy involves a number of risks, including overpayment, failure to adequately integrate an acquired business and distraction of management from core operations.

        In order to assist in the achievement of growth, NovAtel continues to seek acquisition opportunities to complement its existing businesses. NovAtel cannot be certain that it will be able to identify suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which may have a material adverse effect on NovAtel's business, results of operations and financial condition. Acquisitions may also result in potentially dilutive issuances of equity securities. When evaluating an acquisition opportunity, NovAtel cannot be certain that it has correctly identified and managed the risks and costs inherent in the business that it is acquiring.

        From time to time, NovAtel engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. While at the present time NovAtel has no binding agreement or commitment to enter into any such transaction, in normal course, from time to time, it pursues potential acquisitions. NovAtel can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into NovAtel's operations. The failure of NovAtel to manage its acquisition strategy successfully could have a material adverse effect on NovAtel's business, results of operations and financial condition.

The products and services provided by the Company could expose the Company to product liability and other claims.

        There is a risk that NovAtel's products and services may not perform up to expectations. While NovAtel usually contractually limits its liability for damages arising from its provision of services, there can be no assurance that they will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to NovAtel, divert management's attention and resources from NovAtel's operations and result in negative publicity that may impair its ongoing marketing efforts. Although NovAtel has general liability insurance, there is no assurance that this insurance will cover the claims or that the claims will not exceed the insurance limit under its current policies.

The Company's business may be adversely affected by risks associated with international operations.

        NovAtel derives a significant portion of its revenues from international sales. NovAtel plans to continue to expand its international sales and marketing efforts. There are a number of risks inherent in NovAtel's international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localising products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. The financial stability of foreign markets could also affect the Company's international sales. There can be no assurance that such factors will not materially adversely affect the revenues from NovAtel's future international sales and, consequently, its results of operations. In addition, revenues that NovAtel earns abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect its earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on NovAtel's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution."

The adoption of new technologies to replace GPS could adversely affect the Company's business.

        The Company operates in a highly technical market. Technology is constantly advancing and changing to meet new demands. NovAtel is unable to determine if GPS will be essential in the future due to unpredictable advances in technology. There is a risk that GPS may be replaced with entirely new technologies and products which are not foreseeable at this time.

Competition and increased industry consolidation could adversely affect the Company's business, financial condition and results of operation.

        The GPS industry has been going through a consolidation phase over the past several years. A number of GPS companies have been selecting strategic partners to merge, acquire or form joint businesses in an effort to remain cost competitive and meet customer requirements. The Company expects that this consolidation phase will continue for the foreseeable future resulting in fewer, but larger companies. Industry consolidation, by creating stronger and larger potential competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 4 — Information on the Company, Business Overview — Competition."

A disruption of the GPS satellite network or governmental regulation of this network or GPS products could impair the viability of the Company's business.

        The Company's products rely on signals from GPS satellites and to a lesser extent GLONASS satellites. GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. As of January 2005, there are 30 usable satellites, six more than the design requirement. The satellites have a limited design life of between seven and 11 years and the satellites are also subject to damage by the hostile space environment in which they operate. Of the current constellation of satellites, 19 are past their design target and five are past their design life target by six years or more. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current usefulness of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Company's business, financial condition and the results of operations. Spare satellites have been launched to address these concerns. There can be no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged.

        Prior to May 2000, the accuracy of GPS was reduced by the distortion of GPS signals as a result of selective availability ("SA"), which was controlled by the U.S. Department of Defense. SA was the activated, intentional system-wide degradation of stand alone GPS accuracy from approximately 25 metres to approximately 100 metres. The Department of Defense implemented SA in order to deny hostile forces accurate position, time and velocity information supplied by GPS. In certain military applications, classified devices are utilized to decode the SA degradation and return accuracies to their original levels. NovAtel has to date been able to design products that will reduce the degradation that can be caused by SA. Although the U.S. Government discontinued the use of SA effective May 2000, there can be no assurance that the U.S. Government will not take further actions which would adversely affect the use of GPS. These actions could include various methods of degrading the system, rendering it inoperable or the re-implementation of SA by the U.S. Department of Defense in times of military action. There can be no assurances that NovAtel would be able to design products to compensate for these further actions. In addition, to protect national security interests, various U.S. Government agencies have indicated their intention to limit or prohibit the use of techniques which compensate for SA and such limitations or prohibitions could have a material adverse effect on the Company's business, financial condition and results of operations. Certain European government organizations have expressed concern regarding the susceptibility of GPS equipment to intentional or inadvertent signal interference. Such concern could translate into reduced demand for GPS products in certain geographic regions.

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

The Company derives a substantial portion of its revenue from the aviation industry and factors that adversely affect the aviation industry generally could adversely affect the Company's financial condition and results of operations.

        NovAtel derives revenue from the Aerospace and Defence market sector, a substantial portion of which has been derived from sales to the ground and airborne aviation industry. In the past three and one half years, the aviation industry has experienced an economic slow down and is only now beginning to recover from activities arising from the events of September 11, 2001 in the United States. In addition, as of December 31, 2004, NovAtel deferred $2.4 million of costs related to the development of a certified aviation GPS receiver. A protracted downturn in the aviation industry could result in a material adverse effect on the Company's revenue from this market and NovAtel's ability to recover the deferred development costs which could adversely affect its financial condition and results of operations.

The Company may be unable to utilize certain tax deductions and investment tax credits, which could adversely affect the Company's results of operations.

        The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable in Canada. The Company has determined that the acquisition of a majority of its common shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP's acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

NovAtel may incur significant costs to satisfy regulatory requirements relating to internal controls over financial reporting.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires NovAtel to perform an evaluation of its internal controls over financial reporting and have its auditor attest to such evaluation. Currently, this evaluation will be required in the Company's Form 20-F for the fiscal year ended December 31, 2006. During the next year, NovAtel will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements. As a result, the Company expects to incur additional expenses and diversion of management's time. While NovAtel currently anticipates being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, the Company cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations.

Sale of NovAtel shares by CMC Electronics will result in increased insurance costs for NovAtel.

        From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%. NovAtel does not expect the reduced ownership of the Company by CMC Electronics to have a material impact on its day-to-day operations and business or its commercial relationship with CMC Electronics. The strategic partnership agreement signed between CMC Electronics and the Company in 2004 is unaffected by the ownership change. Sales to CMC Electronics, comprised primarily of component sales and royalties, were approximately CDN$640,000 or 1.2% of NovAtel's total 2004 revenue. However, the Company expects to incur incremental annual insurance costs of approximately $500,000 to replace coverage previously provided under group policies arranged by CMC Electronics.

The Company is subject to pending litigation and administrative proceedings.

        NovAtel is currently subject to certain legal and administrative proceedings. NovAtel believes that it has meritorious defences and claims with respect to these matters. There can be no assurance, however, that NovAtel will resolve these proceedings without paying damages or assessments. Any resolution of these legal and administrative proceedings which involves a judgment or findings against NovAtel could have a material adverse effect on the business, financial condition and results of operations of NovAtel. See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

The reallocation of radio frequency bands used by GPS technology or other interference with the reception of GPS signals could harm the utility and reliability of the Company's products.

        GPS technology is dependent on the use of the radio frequency spectrum. The assignment of spectrum is controlled by the International Telecommunications Union ("ITU"). The Federal Communications Commission ("FCC") and Industry Canada are responsible for the assignment of spectrum for non-government use in the United States and Canada, respectively, in accordance with ITU regulations. Any ITU, FCC or Industry Canada reallocation of radio frequency spectrum, including frequency band segmentation or sharing of the spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of NovAtel's products, which would, in turn, have a material adverse effect on its business, financial condition and results of operations. In addition, emissions from mobile satellite service and other equipment operating in adjacent frequency bands or inband may materially and adversely affect the utility and reliability of NovAtel's products, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

        On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposed rules for the operation of Ultra Wideband ("UWB") radio devices on an unlicensed basis in the frequency bands allocated to GPS. A coalition of companies and trade associates, including various airline companies, the Air Transport Association of America and the U.S. GPS Industry Council, submitted a proposal for the regulation of UWB devices to the FCC in November 2001. On February 14, 2002, the FCC approved the commercial use of UWB technology at conservative power limits. The current standards of operation set limits on what radio frequencies UWB devices can be operating in, including avoiding those frequencies used by the military and companies that sell global positioning services. In February 2003, the FCC upheld its ruling to allow the production of UWB devices with "conservative" power limits. This may lead the way for a proliferation of personal wireless devices that would be manufactured and sold on the open market without licence requirements. No restrictions on the density of these devices will be defined. Therefore, it is possible that the GPS noise floor could be contaminated and rise by as much as 10 times the current level when operating in an area with a high density of operating UWB devices. This degradation of the GPS signal-to-noise ratio would adversely affect the performance of the receivers. NovAtel is adding additional digital signal processing algorithms to its next generation GPS receivers to enable tracking of weak GPS signals or continue to operate in high noise floor environments. If the FCC expands or changes the current UWB standards, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on the Company's business, financial condition and results of operations.

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

Item 4.    Information on the Company

A.    History and Development of the Company

        The Company was incorporated under the Canada Business Corporations Act ("CBCA") on October 17, 1978 as 89006 Canada Ltd. The Company was extra provincially registered in Alberta on November 20, 1979 and remains active in this jurisdiction as of the date of this Annual Report. In July 1979, the Company's name was changed to Westech Systems Ltd. and in April of 1983 was changed to NovAtel Communications Ltd. In October 1996, the Company changed its name to NovAtel Inc. and in November 1996, the Company amended its articles to split its then outstanding common shares from 4 million to 5.2 million and amended its articles to authorize the stated capital of the Company to include an unlimited number of Common Shares and First Preference Shares.

        From the time of the Company's formation until the mid-1990s, NovAtel's business was focused on the development of various communication businesses based on wireless technology. In 1989, NovAtel acquired Norstar Instruments Ltd., a developer of GPS technology.

        Between 1992 and 1996, NovAtel divested its non-GPS businesses in a series of transactions. Since that time, NovAtel's business has been focused primarily on high-precision GPS technology and products.

        In 1997, NovAtel completed an initial public offering of its Common Shares in the United States and was concurrently listed on NASDAQ with the offering under the symbol "NGPS."

        On April 17, 1998, pursuant to requests by its customers to integrate GPS technology into its aviation systems, CMC Electronics acquired 58.3% of the then outstanding Common Shares.

        In 1999, Point was established to develop advanced measurement solutions that incorporate NovAtel's GPS technology, primarily for Sokkia's surveying and mapping markets.

        On April 11, 2001, an investor group led by ONCAP L.P. ("ONCAP") acquired control of the Company through the acquisition of CMC Electronics.

        In 2001, NovAtel acquired a controlling equity interest in Mezure, Inc. ("Mezure"), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of man-made and natural structures. The business operations of Mezure were discontinued in 2003. See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview."

        In 2002, NovAtel and Leica Geosystems AG ("Leica Geosystems") formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to Leica Geosystems. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Leica Geosystems."

        In May 2003, NovAtel acquired CMC Electronics' non-aviation L1 GPS OEM product line to broaden the Company's product line. See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview."

        In 2004, NovAtel and CMC Electronics formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to CMC Electronics. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics."

        From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%.

        The Company's principal capital expenditures over the last three years were $2.3 million in 2004, $2.7 million in 2003 and $1.2 million in 2002 and were primarily for equipment for research and development, computer equipment and software and patents/trademarks. The Company expects the capital expenditures of approximately $3.5 million in 2005 to be internally financed.

        NovAtel's Common Shares are listed on NASDAQ under the symbol "NGPS." The Company's head and registered offices are located at 1120 - 68th Avenue N.E., Calgary, Alberta, T2E 8S5, and its website is located at www.novatel.com. The information on the website is not incorporated by reference into this Annual Report.

B.    Business Overview

General

        NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel's solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company's high-precision positioning technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.

        Management of the Company believes the primary customer benefits of NovAtel's core technology solutions include:

  •
  high-precision positioning with accuracy to the sub centimetre level;

  •
  high-reliability and robust performance, even in challenging environments;

  •
  cost-effective components and sub-systems to enable broad market application;

  •
  small, low-power designs for easy system integration; and

  •
  flexibility to integrate customer software solutions enabling the Company's customers to reduce system costs and accelerate time to market.

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

        One of the most critical elements of the NovAtel solution is the Company's product line of GPS receivers. The receiver is the core technology which receives, processes and resolves the GPS signals. The majority of NovAtel's proprietary technology is incorporated into NovAtel's receivers and most of the research and development efforts of the Company are directed towards improving their accuracy, reliability and cost effectiveness. These receivers are highly flexible and configurable with software for specific applications which enables the Company and its customers to leverage a limited number of hardware platforms into a wide variety of end-market applications.

Industry Overview

Satellite Navigation Systems

        Location determination has become a fundamental requirement for many consumer and commercial activities. GPS is the world's most widely used and accepted technology for precise location determination.

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

        The survey industry was the first commercial market to make widespread use of the GPS system. Adoption began in the late 1980's and grew significantly in the early 1990's as new technologies emerged to make the applications more cost-effective. Since that time, use of the system has spread to a variety of commercial and consumer applications including navigation, tracking, mapping and monitoring.

        The GPS system is based on signals presently provided by a constellation of 30 orbiting satellites. The system of satellites currently broadcasts on two frequencies, L1, which is available for civilian use, and L2 which is encrypted and primarily used for military applications. GPS positioning is based on a triangulation technique that precisely measures the distance from a GPS receiver to satellites which continuously transmit precisely timed radio signals. GPS receivers calculate the distance by measuring the travel time of the satellite signal. Signals from four satellites are typically required to compute the three dimensional position of the GPS receiver. Under normal operating conditions, a receiver is able to receive signals from six to eight satellites at any point in time.

        GLONASS is a similar positioning system established by the former Soviet Union and controlled and operated by the Russian government. The GLONASS system was introduced in 1982 with the launch of its first satellite and currently consists of 14 active satellites. Industry participants generally view GPS as being superior to GLONASS primarily as a result of the greater number of active satellites.

        A third system, called Galileo, is currently being developed by the European Space Agency and is scheduled to become operational in or after 2008. According to the report entitled "GPS World Markets" prepared by Allied Business Intelligence Inc., a leading industry research firm, and published in the fourth quarter of 2003 (the "Allied Report"), the European Union is planning to spend U.S.$3.6 billion over the next five years to deploy the Galileo system. The development of alternative satellite positioning systems is a benefit to providers of global positioning technology, such as the Company, since products can be designed to use the signals from multiple systems resulting in greater accuracy and reliability.

GPS Market Overview

        The market for positioning technology has experienced significant growth since the original launch of the first GPS satellites. According to the Allied Report, revenue from global GPS systems was estimated to be approximately U.S.$15.0 billion in 2004. According to the report entitled "North American GPS Equipment Markets (A601-22)" prepared by Frost & Sullivan, a leading industry research firm, and published in 2004 (the "Frost & Sullivan Report"), revenue from the North American GPS market was approximately U.S.$4.1 billion in 2004 and is expected to grow to U.S.$6.6 billion in 2007, a 17% compounded annual growth rate.

        According to the Frost & Sullivan Report, total unit sales in the North American market are expected to grow from 2.9 million in 2003 to 11.4 million in 2010 for a compounded annual growth rate of approximately

22%. The following chart estimates total North American GPS units shipped or to be shipped for the periods indicated.

Total GPS Units Shipped
(North America: 2003-2010)

Source: Frost & Sullivan Report (2004).

GPS Market

        The overall GPS market can be divided into two primary segments, lower precision consumer markets and higher precision commercial markets. Management of the Company estimates NovAtel's current total addressable annual market for high-precision positioning component technologies and sub-systems is approximately U.S.$300 million to U.S.$400 million.

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

Average GPS System Pricing (2004)

Source: Frost & Sullivan Report (2004).

Growth in High-Precision GPS

        Management of the Company believes that growth in the high precision segment of the GPS market is the result of an expanding number of applications which are being driven by technological advancements with respect to accuracy and reliability and a general reduction in the cost of peripheral component technology.

Technological Advancements

        Since the introduction of GPS technology, there have been a number of technological innovations that have significantly increased the accuracy and reliability of GPS products. Differential GPS, one of the first techniques developed to improve performance, can be used to achieve position accuracies down to a few millimetres for certain applications. With this technique one receiver, typically called a base station, is precisely positioned on a known location and calculates a variety of measurement errors. This differential correction data is then broadcast via communication links to other receivers, that can be static or in motion, which receive the differential corrections and apply them to provide precise locations. Using this technique, virtually all significant positioning errors can be eliminated and the resulting differential positions can achieve superior accuracy. Limitations of early differential GPS technology included the cost, reliability and form factor of the systems.

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

        NovAtel has introduced numerous additional technological innovations over the past ten years. See "Item 4 — Information on the Company, Business Overview — Technology." These and other technological innovations have enabled the significant expansion of applications for high precision GPS positioning solutions.

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

Outsourcing of Core GPS Technology by OEMs and System Integrators

        A number of NovAtel's key competitors and OEM customers have historically developed core GPS technology in-house or have acquired stand alone GPS component vendors. Management of the Company believes there is currently a trend among OEMs and system integrators to outsource core GPS technology to vendors such as NovAtel. By doing so, these companies are attempting to re-focus on their core competencies, developing custom systems for end market applications, which may enable them to make better use of their capital and other resources. Management of the Company also believes it is becoming increasingly difficult for these companies to provide cost effective and technically advanced precision GPS receivers relative to GPS focused companies, such as NovAtel, that have strong patent positions, substantial continuous GPS development and the ability to leverage their receiver technology across multiple applications.

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

Mission and Strategy

        NovAtel's goal is to become the leading provider of high-precision global positioning component technologies and sub-systems. In order to achieve this goal, NovAtel is focused on the following growth strategies:

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

Continue to Invest in High-Precision Global Positioning Technology

        The Company is committed to continual improvement of the accuracy, reliability, cost and quality of its technology. To achieve these objectives, the Company intends to invest in research and development primarily in the following areas: (i) core GPS hardware and software; (ii) technology supporting the modernization of the GPS system; (iii) technology supporting other satellite based positioning systems; and (iv) technology that augments the Company's global positioning technology.

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

Products

        NovAtel offers a broad range of high-precision GPS and other positioning components and sub-systems. The Company's products combine specialized hardware with proprietary software to enable its customers to fully integrate the Company's technology into their respective products and systems. NovAtel's products include GPS receivers, antennas, proprietary software and augmented GPS products.

        A critical component of NovAtel's products are its GPS receivers which process the satellite signals received through the antenna to determine precise positions. A key advantage of NovAtel's GPS receivers is that they are highly flexible and configurable allowing the same receiver to be used across a broad range of applications. For example, NovAtel can install different software on the same type of receiver to meet the specific requirements of customers. This benefits NovAtel through reduced unit costs, higher production rates, focused research and development efforts and a streamlined product line. NovAtel's customers also benefit in that they are able to upgrade their systems on a cost-effective basis by installing new software as opposed to having to replace the entire receiver. NovAtel's GPS receivers are also capable of storing and running customer applications, enabling NovAtel's customers to realize cost-efficiencies and accelerated time to market.

        NovAtel offers a range of antennas that are capable of supporting both single frequency and dual-frequency receivers and may be incorporated into a broad range of applications, including those which operate in dynamic or challenging environments.

        NovAtel has also developed a range of proprietary high-precision GPS positioning software that enables its customers to achieve accuracies to within a few centimetres, in real-time, while providing a high degree of reliability.

        NovAtel leverages the components described above in its aviation and geomatics product lines as well as in its augmented GPS products, such as the SPAN product family. The SPAN product family integrates third-party inertial measurement technology with the Company's GPS technology (receiver, antenna and software) to provide the user with continuous positioning data even when a GPS signal has been temporarily lost.

        The following are the Company's most popular products with a brief explanation of their features and applications.

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

        For the fiscal year ended December 31, 2004, NovAtel's 10 largest customers represented 68% of revenue.

        Sales to key customers, Leica Geosystems, Raytheon Systems and BEELINE Technologies, accounted for 16%, 15% and 6%, respectively, of the Company's total revenues in 2004. In comparison, sales to Leica Geosystems, Raytheon Systems and BEELINE Technologies accounted for 6%, 5% and 11%, respectively, of the Company's total revenues in 2003. See "Item 4 — Information on the Company, Business Overview —

Strategic Partnerships — Leica Geosystems" and "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

        The Company's proportionate share of sales by Point accounted for 11% of total revenues in 2004 compared to 16% of total revenues in 2003.

        In 2004, the Company derived 46% of its revenues in the United States, 19% in Asia/Australia, 26% in Europe, 6% in Canada and 3% in other parts of the world.

        The Company divides its customers into three primary market categories, Special Applications, Geomatics and Aerospace and Defence. The following chart sets out the consolidated revenues of the Company by the categories indicated for the fiscal years ended December 31, 2002, 2003 and 2004.

NovAtel Revenues by Category
(2002 to 2004)

Special Applications

        Special Applications is the largest and fastest growing category, contributing $33.0 million or 61% of NovAtel's revenues for the fiscal year ended December 31, 2004. This category has experienced a 40% compounded annual growth rate from 2002 to 2004. This group's customers are in diverse markets including precision agriculture, marine, mining and machine control, unmanned vehicles and sports media.

        Special Applications has three main types of customers:

  •
  large, industry leading companies utilizing NovAtel's proprietary solutions to develop replacement and transformative products for their end-markets, such as Leica Geosystems in the survey market or AGCO in precision agriculture;

  •
  innovative system integrators that have developed new markets through creative integration of NovAtel's products with other technology, such as BEELINE; and

  •
  dealers and distributors that service hundreds of smaller companies that are developing innovative solutions for existing and new markets.

        NovAtel's dealers and distributors are critical in extending the market reach of the Company. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. This was the case for BEELINE Technologies which is now one of NovAtel's largest customers.

Geomatics

        Geomatics (surveying and mapping) was one of the first commercial applications of high-precision GPS technology and is currently a well-established market. The Geomatics category contributed $9.3 million or 17% of NovAtel's revenues for the fiscal year ended December 31, 2004. NovAtel's Geomatics category consists primarily of Point, the Company's joint venture with Sokkia. Point provides Sokkia's global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographic information systems, construction and construction machine control. Sokkia's distribution system includes more than

25 subsidiaries and representatives around the world, each having its own dealer network. NovAtel's sales to Leica Geosystems, although primarily for geomatics applications, are not included in this category for reporting purposes due to historical classification.

        Given the relative maturity of this market, growth in the sale of traditional GPS products is expected to be moderate. However, management of the Company believes that GPS modernization and the introduction of the Galileo system represent significant opportunities for future growth as end-users upgrade their equipment in order to realize the enhanced performance and efficiencies that may be achieved through the utilization of the new signals.

Aerospace and Defence

        Aerospace and defence continue to be strong markets for GPS technology and include some of the most technically demanding applications of NovAtel's products. The Aerospace and Defence category contributed $11.2 million or 21% of NovAtel's revenues for the fiscal year ended December 31, 2004. Customers of the Company in this group utilize NovAtel's high-precision positioning technology for critical components in such applications as the ground networks of civil air traffic control systems, and in-flight guidance systems on board aircraft that together enable aircraft to determine their precise position, and certain military applications.

        The Company's WAAS receivers are a key component of revenue in this category. The WAAS receivers are an important part of the existing ground infrastructure that supports the next generation of air traffic control systems for commercial aviation in North America, Europe, Japan, China and India. Raytheon Company, the Federal Aviation Administration ("FAA") and other leading companies and national aviation organizations around the world have selected NovAtel as a key supplier for this application primarily because of NovAtel's leading technology in this area.

        Management of the Company believes that opportunities for future growth within the aviation and defence markets will be driven by such developments as the introduction of the Galileo system and the use of commercial grade receivers in defence applications such as unmanned vehicles.

        The Company is currently working with OEMs and system integrators that have determined precision GPS technology can be utilized in many military applications such as training, logistics and missile tracking which do not require the use of encrypted military GPS technology.

Sales, Marketing and Distribution

        NovAtel sells, markets and distributes its products through both direct and indirect channels in order to maximize market coverage on a cost-effective basis. The primary focus for NovAtel's sales and marketing efforts is on OEM customers, strategic relationships and supporting a network of dealers and resellers. The Company has developed its sales and marketing capabilities in anticipation of and in response to customer needs as they arise in its multiple markets. The in-house sales and marketing efforts are focused on market research, product management, customer service, distribution management, communications and promotions. Each market receives specific attention to the needs of its sales and distribution channels, which are rapidly changing.

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

Technology

        NovAtel has invested significant funds and resources to become a leading provider of high-precision positioning technology. Since 1992, NovAtel has provided several major technological innovations to meet the increasingly demanding needs of the high-precision positioning industry. NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. Some of the more significant technology developments by the Company are discussed below.

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

1994 Multipath Elimination Technology ("MET")

        NovAtel continued its technology advancements with the introduction of MET in 1994. MET expanded upon the Narrow Correlator tracking technology by refining software algorithms to more effectively filter the effects of multipath signal interference. This new technology removed 25% to 50% of the residual multipath errors.

1995 Multipath Estimating Delay Lock Loop ("MEDLL")

        In 1995, NovAtel introduced MEDLL technology. MEDLL offered a more rigorous approach to the reduction of multipath effects using improved circuitry, software control and processing. The MEDLL technology further reduced the effects of multipath interference by up to 90%.

1995 Real Time Kinematic ("RTK") Signal Processing Technology

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

2000 Pinwheel™ Aperture Coupled Slot Array Technology

        In 2000, NovAtel introduced a new antenna utilizing its patented Pinwheel™ Aperture Coupled Slot Array technology. Using this technology, the Company was able to produce a much smaller and lighter antenna than other available antennas on the market without sacrificing either accuracy or reliability.

2000 Pulse Aperture Correlation ("PAC") Technology™

        Also in 2000, NovAtel introduced its new PAC™ technology. Available exclusively on the Company's OEM4 product line, PAC™ technology implements the latest digital signal processing techniques to provide superior tracking capability in the presence of multipath interference. PAC effectively doubles the accuracy of the Narrow Correlator tracking technology and reduces interference by up to eight times.

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

2003 GPS and Micro-Electro-Mechanical System ("MEMS") Integration

        The Company has developed software that enables the integration of its GPS receivers with a MEMS system. This system can maintain an accurate estimate of position and velocity without the use of GPS satellite signals for short periods of time. In the absence of GPS satellite signals, a GPS receiver cannot provide information about the user's position or velocity if the direct line-of-sight between the receiver and the satellites is blocked. The integration of GPS and MEMS allows the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage.

2004 GPS Modernization and Integration of Inertial Navigation Systems ("INS")

        The Company developed equipment designed to generate and receive the new GPS L5 civil signal. In support of the Company's air traffic control ground infrastructure business, the new L5 equipment will generate the signal used by WAAS Ground Uplink Stations and will also control and monitor the quality of the signal produced by the WAAS geostationary satellites.

        The Company continued its technology advancement in the area of integrating GPS and INS technologies, resulting in two patents.

Research and Development

        The Company's technology position is supported by a strong commitment to research and development. NovAtel has invested heavily in developing GPS technology, including the design of proprietary software and integrated circuits for GPS receivers. The Company's research and development expense was $9.6 million, $7.1 million and $5.3 million in 2004, 2003 and 2002, respectively.

        In addition, the Company also receives significant amounts of funding from its customers through NRE contracts to conduct research and development on their behalf. Typically, NovAtel retains ownership of the intellectual property developed under these arrangements and is able to exploit such intellectual property for its own purposes. The Company's total engineering expenditures, comprised of internal research and development programs and customer funded NRE programs, were $12.5 million or 23% of revenue in 2004, $10.7 million or 28% of revenue in 2003 and $9.4 million or 28% of revenue in 2002.

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

        The primary competitors supplying component technology to OEMs and system integrators vary by each industry or market served, but generally include Trimble Navigation Limited (U.S.), Thales Group (France), Topcon Positioning Systems (Japan), Javad Navigation Systems (U.S.), NavComm Technologies (U.S.) and at the single-frequency level, companies such as CSI Wireless Inc. (Canada) and Furuno Marine Electronics (Japan). While these competitors to NovAtel offer high-precision positioning solutions to OEMs, many also develop, produce and market products that are sold directly to end-users and are therefore in competition with the OEMs' end-products and solutions.

        NovAtel works with OEMs in a highly collaborative and cooperative process to provide them with the core technology that becomes integrated into their end products and solutions. Management of the Company believes that the non-competitive nature of its relationships with OEMs is a key differentiator and a competitive advantage for the Company relative to other suppliers.

Strategic Partnerships

Leica Geosystems

        The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics market. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop a custom version of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, the Company entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with a custom GPS receiver. In February 2004, Leica Geosystems announced the launch of a new surveying system (System 1200) that incorporates NovAtel's GPS receiver and antenna technology. In addition, the Company, Leica Geosystems and CMC Electronics entered into a change of control agreement dated April 5, 2004, which provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel by certain competitors of Leica Geosystems. See "— Certain Contractual Rights" and "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

Point, a NovAtel/Sokkia Joint Venture

        The Company owns 49% of the common shares in Point, a geomatics joint venture with Sokkia, one of the world's largest suppliers of surveying and mapping equipment. The Company sells GPS receivers and antennas to Point which incorporates these products into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. See "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

CMC Electronics

        The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to cooperate in the development of new technology for GPS aviation solutions and under which the Company would develop and supply global positioning products and technology to CMC Electronics. CMC Electronics is one of the world's largest suppliers of certified GPS products into the commercial aviation market. The initial term of the agreement is ten years. Under the terms of the agreement, for so long as the Company is CMC Electronics' sole and exclusive supplier of global positioning products and technologies for certain specified avionics markets and ground based augmentation systems, NovAtel has agreed not to sell such products and technology for use in such markets. In consideration for agreeing to such restrictions, the Company is entitled to receive minimum payments of $2.4 million in the initial four year period of the agreement. NovAtel's revenue with CMC Electronics in 2004 was approximately $640,000, or 1.2% of total revenue. See "Item 3 — Key Information, Risk Factors — Dependence on Key Customers."

Certain Contractual Rights

        Pursuant to the terms of a strategic co-operation agreement dated April 5, 2004, Leica Geosystems has the unilateral right in the case where a defined competitor of Leica Geosystems obtains (1) 50% of the voting shares of the Company, (2) the power to elect a majority of the Board of Directors, or (3) obtain a significant portion of the Company's technology, to cancel the strategic co-operation agreement and any related development and supply agreements signed between the Company and Leica Geosystems, the right to purchase the intellectual property developed by the Company on behalf of Leica Geostystems (while providing the Company a license to use such intellectual property in its ongoing business) and in the event of a material disruption in supply to deal directly with the Company's suppliers (subject to appropriate compensation to the Company).

Employees

        A key priority of the Company is to attract, train and retain talented employees. NovAtel views its highly skilled and performance-motivated employees as a competitive advantage and a key part of the strategy for future growth. The Company staff turnover rate was approximately 5% for its fiscal year ending December 31, 2004 (excluding Point employees and involuntary separations).

        As at December 31, 2002, 2003 and 2004, the Company (excluding Point) had the following full-time employees:

	Full-Time Employees
Department	2002	2003	2004
Research and development	57	67	75
Operations	28	32	37
Administration and finance	22	21	22
Sales and marketing	13	18	16

TOTAL	120	138	150

        The Company also retained four part-time, ten temporary employees and one contract personnel as at December 31, 2004. Separately, Point employed 39 permanent employees and one temporary employee as at December 31, 2004. None of NovAtel's employees are represented by a labour union, and the Company has not experienced any work stoppages.

Operations and Facilities

        NovAtel's registered and head office is located in Calgary, Alberta. The Company's office space totals approximately 46,000 square feet and is subject to a ten-year lease that expires in 2009, with an option for NovAtel to extend the term for a further five-year period. In December 2004, the Company exercised an option under the lease that requires the owner of the Calgary facility to build an expansion of 20,000 square feet. The expansion is expected to be ready for occupancy in early 2006. At this location, the Company assembles, tests, packages and ships most of NovAtel's products including GPS receivers and antennas.

        The circuit card assemblies, which are a primary component of NovAtel's GPS receiver, are manufactured by contract suppliers in accordance with NovAtel design, manufacturing and testing requirements. NovAtel has two primary subcontract suppliers of circuit card assemblies.

Patents, Trademarks and Licenses

        NovAtel currently holds 28 U.S. patents and 33 related foreign patents which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. The Company also currently has numerous trademarks worldwide, including the NovAtel trademark, which is registered or pending in 31 countries. See "Item 3 — Key Information, Risk Factors — Patents and Proprietary Rights; Patent Litigation."

        NovAtel has copyrights and intellectual property rights to its proprietary software and custom integrated circuit designs. In 1997, the Company purchased a license with respect to its SoftSurv software, which is a full-featured GPS dual frequency data post-processing package software for surveying applications. In 1999, NovAtel licensed SoftSurv and certain intellectual property related to end user products to Point. See "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Sokkia/Point Joint Venture."

Legal Proceedings

        In November 1994, the Company commenced an action against Trimble Navigation Limited ("Trimble") seeking relief and damages for an alleged infringement of the Company's U.S. Patent No. 5,101,416 (the "Narrow Correlator patent"). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble's U.S. Patent No. 5,390,207 (the "207 patent"). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company's products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As of December 31, 2004, intangible assets of the Company included $216,000 related to the settlement agreement with Trimble. On June 26, 2001, NovAtel received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and continues to evaluate the impact, if any, of Trimble's notice of termination. As of the date hereof, the Company has not provided for any impairment of these intangible assets in its financial statements.

        Other than the foregoing, there are no outstanding legal proceedings material to the Company that the Company is aware of to which the Company, its subsidiaries or any of its properties are subject, nor are there any such proceedings known to be contemplated.

C.    Organizational Structure

        On April 17, 1998, CMC Electronics purchased approximately 58% of the Company's total shares outstanding from the Company's two principal shareholders. From January 2005 to May 11, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to approximately 9%.

        The Company does not have any significant subsidiaries.

D.    Property, Plant and Equipment

        See "Item 4 — Information on the Company, Business Overview — Operations and Facilities."

Item 5.    Operating and Financial Review and Prospects

A.    Operating Results

        Management's discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company and is dated April 29, 2005. It should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See "Item 3 — Key Information, Risk Factors."

        The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"). Such reconciliation is set forth in Note 22 of the consolidated financial statements of the Company included elsewhere in this Annual Report.

Executive Overview

        NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel's solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company's high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to "NovAtel" or the "Company" refer to NovAtel Inc., including its interest in its joint venture, Point.

        The Company's goal is to become the leading provider of high precision GPS component technology and subsystems. In order to achieve this objective, NovAtel's management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company's top ten customers generated 68% of revenue in 2004, NovAtel's ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

        A substantial portion of the Company's operating costs are relatively fixed in the short-term, and consequently, NovAtel's short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

        In order for the Company to maintain its technology position within its market, the Company's management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 15% to 20% of revenue in the near term.

        As part of the Company's growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

        The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

        Most of the Company's revenues (approximately 98% in 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

        The Company's results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering ("NRE") fees, seasonality of customer purchase patterns and the timing of industry trade shows.

        NovAtel's consolidated financial statements include a 49% proportionate share of Point, a geomatics joint venture with Sokkia, accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point's Calgary operations. The Company's consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point's Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point's balance sheet.

        On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The new product line extended the Company's current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This increased the Company's total addressable market in core sectors and also created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005. CMC Electronics' non-aviation L1 GPS OEM product line contributed approximately $4.4 million in revenue in 2004 compared to $2.3 million in 2003.

Revenue and Expenses

        Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

        The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel's sales to Point, net of intercompany eliminations, and NovAtel's 49% proportionate share of sales by Point.

        The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company's precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

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

        Total revenue has increased year over year since 2001 at a compounded annual growth rate of 24% through sales to new customers as well as through sales of additional products and services to existing customers.

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

        Research and development expenses consist primarily of compensation of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer funded NRE contracts and other engineering development contracts.

        Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

        General and administration expenses consist primarily of compensation of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

Critical Accounting Estimates

        The Company applies a number of critical accounting estimates in preparing the consolidated financial statements. A discussion of the Company's critical accounting estimates follows.

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

        In 2004, approximately $5.1 million, or 9.5%, of the Company's revenue was derived from NRE services fees. Approximately 83% of these revenues were recognized from contracts on which the customer paid established rates for time and materials.

        At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected product returns and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter-end and is based on recent historical experience and known customer claims. The provisions for product returns and price adjustments was $262,000 as of December 31, 2004 compared to $268,000 at December 31, 2003, with the decrease attributable to reduced known claims.

        The Company generally ships its products FCA (free carrier all) shipping point, and accordingly, recognizes revenue at time of shipment, provided that collection of payment is reasonably assured and no significant obligations on the Company's part remains.

        Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables. As of December 31, 2004, the Company had deferred revenue related to product shipments to Point of $709,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point's ability to demonstrate sustained improved operating performance and/or Point receiving additional financial support from the Company and Sokkia sufficient to enable Point to meet its financial obligations on an ongoing basis.

Inventories

        Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

        The Company establishes provisions for obsolete or excess inventory. The Company's products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. In 2004, the provision for obsolete and excess inventory included in the statement of operations was $450,000 or 0.8% of revenue, compared to $691,000 or 1.8% of revenue in 2003, with the higher provision in 2003 relating to the substantial discontinuation of the first generation WAAS and older generation GPS receiver products. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end.

        The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2004, the Company had approximately $1.1 million (gross value before inventory provisions) of first generation WAAS and older generation GPS receiver inventory for which no firm customer commitments were on hand. Based on the Company's assessment of future market opportunities, the Company expects that the value of this inventory will not be realized through future sales, and, accordingly, has established provisions to reduce the net value of this inventory to $nil. As at December 31, 2004, the provision for obsolete or excess inventory was $2.0 million or 28% of the gross value of inventory, compared to $1.7 million or 26% at December 31, 2003.

Allowance for Doubtful Accounts

        The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectable or at-risk receivables as well as the aging profile of other receivables. In 2004, the provision for doubtful accounts included in the statement of operations was $179,000 or 0.3% of revenue, compared to $371,000 or 1.0% of revenue, in 2003, with the lower provision in 2004 attributable to a decrease in the amount of uncollectable receivables from customers.

        As at December 31, 2004, the provision for doubtful accounts was $945,000 or 8.9% of the gross value of the receivables compared to $810,000 or 10.9% at December 31, 2003. The higher dollar amount of the provision reflects higher revenues in general.

Provision for Future Warranty Costs

        Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

        The Company's products are covered by standard warranty plans that extend normally 15 months to 18 months from the date of product shipment. Certain customers negotiate warranty terms that range up to three years.

        The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2004, the Company's provision for future warranty claims was $538,000 compared to $410,000 as of December 31, 2003, with the increase attributable primarily to increased revenue from product shipments.

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

        In 2004, the Company deferred development costs of $218,000 related to the development of a certified aviation GPS receiver, compared to $157,000 in 2003. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $416,000 of these deferred costs in 2004 compared to $196,000 in 2003.

        At December 31, 2004 the Company had deferred $2.4 million of development costs ($2.6 million at December 31, 2003). The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the next four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $2.4 million of deferred development costs as of December 31, 2004. Should future actual sales of this receiver be materially lower than the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. The Company assesses the recoverability of the deferred development costs at each quarter end.

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

        As of December 31, 2004, the Company had net unrecognized income tax benefits related to previously incurred income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits totalling approximately $160 million, which are available to reduce future taxable income and taxes payable, primarily for Canadian purposes.

        Historically, prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax benefits will not be realized. In 2004, the Company determined, on the basis of four consecutive years of increasing profitability from 2001 to 2004 and the Company's forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average of forecasted profitability for its operations subject to Canadian income tax.

        Accordingly, the Company recognized a future income tax asset of $3.2 million on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.

        As of December 31, 2004, the valuation allowance against the calculated future income tax assets was approximately $50.3 million, or 94% of the gross value of the future income tax assets.

        If the Company's forecasted profitability in the foreseeable future were 20% above or 20% below current estimates, the future income tax benefit and benefit of investment tax credits included in the statement of operations for the year ended December 31, 2004, would have been approximately $3.6 million and $2.8 million, respectively.

Results of Operations

        The following table sets out, as a percentage of revenue, consolidated operations data for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(Percentage of Revenue)
Revenues	100.0%	100.0%	100.0%
Gross profit — product sales	59.9	53.9	55.9
Gross profit — NRE fees	43.1	45.5	34.4

Total gross profit	58.3	52.5	51.9

Operating expenses:
Research and development	17.8	18.4	16.1
Selling and marketing	10.7	13.6	16.2
General and administration	9.8	11.1	12.2
Share offering costs	1.4	—	—

Total operating expenses	39.7	43.1	44.5

Operating income	18.6	9.4	7.4
Interest income, net	0.5	0.4	0.3
Other expense	(1.2)	(1.7)	(1.0)
Benefit of investment tax credits	8.1	—	—

Income from continuing operations before income taxes	26.0	8.1	6.7
Income taxes
Current provision	4.3	0.1	0.2
Future income tax expense (benefit)	(2.0)	—	—

Net income from continuing operations	23.7	8.0	6.5
Income (loss) from discontinued operations	0.1	0.9	(2.0)

Net income	23.8%	8.9%	4.5%

2004 Compared to 2003

Revenues

        Total revenues in 2004 were $53.9 million, representing a 39% increase over 2003 revenues of $38.7 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company's revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel's revenues.

NovAtel's U.S. dollar denominated revenue declined to an average of $1.30 Canadian in 2004 from an average of $1.40 Canadian in 2003. If the Company's U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2004 would have been approximately 50% higher than in 2003.

        The following table sets out revenues of the Company by the market categories indicated for the fiscal years ended December 31, 2004 and 2003.

	2004		2003		Change
	$	%	$	%	$	%
	($000's)
Geomatics	$9,339	17%	$8,380	22%	$959	11%
Aerospace and Defence	11,248	21	7,558	20	3,690	49
Special Applications	32,952	61	22,563	58	10,389	46
Other	393	1	183	—	210	>100

TOTAL	$53,932	100%	$38,684	100%	$15,248	39%

Geomatics

        In 2004, Geomatics revenues were largely comprised of NovAtel's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point. Geomatics sales were $9.3 million in 2004, an increase of 11% from $8.4 million in 2003, due primarily to higher sales volumes from the Company to Point, including NRE revenue associated with new product development.

        Point's operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development. NovAtel had been disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company anticipated would increase after the April 2002 restructuring. The Company continues to work with Point's management and Sokkia to improve the operating results of Point. Point's operating performance in the second half of 2003 and in 2004 improved in comparison to prior periods in certain areas, including higher revenue and customer orders. However, there can be no assurance that Point's operating performance will continue to improve.

Aerospace and Defence

        Aerospace and Defence revenues were $11.2 million in 2004 compared to $7.6 million for 2003, an increase of 49%. The Company's Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The majority of the revenue in 2004 related to three U.S. WAAS aviation programs that contributed $8.2 million in revenue, including $5.2 million of hardware deliveries, in 2004 compared to $4.7 million in 2003.

        In early 2004, the Company completed a contract awarded by the FAA in 2002 to develop the next generation WAAS receiver. The Company received a letter subcontract from Raytheon Company for production start-up and 83 initial receiver deliveries, all of which were delivered in 2004. The contract has subsequently been amended to add another 22 WAAS receivers for delivery in early 2005. At the end of 2004, the contract had a combined NRE and production value of approximately U.S.$3.7 million. The Company's NRE work under the program was substantially complete by the end of 2004.

        NovAtel is also participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS. In 2003, NovAtel received a letter subcontract from Raytheon worth up to U.S.$1.64 million NRE plus U.S.$885,000 in hardware deliverables. The Company's NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

        In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System. This letter contract is worth up to U.S.$1.0 million NRE plus U.S.$592,000 in hardware deliverables. The Company's NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

        The certified GPS receiver being jointly developed by the Company and CMC Electronics is intended for use in airborne applications and the local area augmentation system ("LAAS") program. With the GPS receiver achieving certification, the Company earned royalties of $545,000 in 2004 and expects royalties for 2005 to contribute between $500,000 and $600,000 in revenue.

        In October 2004, the Canadian Space Agency (CSA) awarded a contract to the Company for demonstration and prototype receiver development for the European Galileo system. The value to NovAtel of CSA's contribution under the contract is $997,000.

Special Applications

        Special Applications revenues were $33.0 million in 2004 compared to $22.6 million in 2003, an increase of 46%. The increase was primarily attributable to higher product shipments to Leica Geosystems of $6.3 million, an increase in revenue from the GPS OEM L1 product line acquired in May 2003 from CMC Electronics of $2.1 million, and higher shipments of product into China of $2.4 million. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company.

        The Company entered into a strategic co-operation agreement with Leica Geosystems in May 2003 to jointly develop new technology for GPS in the high-precision geomatics market. In September 2003, pursuant to the strategic co-operation agreement, NovAtel also entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply a custom GPS receiver for Leica Geosystems. In February 2004, Leica Geosystems announced the launch of a new survey product that incorporates NovAtel's GPS receiver and antenna technology. The Company expects revenue from product shipments supplied to Leica Geosystems to comprise between 15% and 20% of NovAtel's total revenue in 2005.

Revenues by Geographic Market

        In 2004, the Company derived approximately 48% of its total revenues from the sale of products to countries outside the United States and Canada compared to 43% in 2003. Revenues from such international sales increased to $25.8 million in 2004 from $16.5 million in 2003, primarily as a result of higher shipments to Leica Geosystems.

Gross Profit

        Gross profit increased to $31.4 million in 2004 from $20.3 million in 2003, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 58.3% in 2004 from 52.5% in 2003. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix, including the benefit of aviation hardware shipments and a lower proportion of NRE fee revenues relative to product sales, and lower per unit manufacturing costs of the Company's GPS receivers.

Research and Development

        Research and development expenses increased 35% to $9.6 million in 2004 from $7.1 million in 2003 but decreased as a percentage of total revenues to 17.8% in 2004 from 18.4% in 2003. The increase in research and development dollars reflects higher employee compensation and benefit costs of $2.2 million, including higher provisions for employee incentive programs, higher amortization costs of $183,000 relating to equipment and higher non-related party consulting costs of $273,000. In addition, in 2003, the Company incurred one time costs of $441,000 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line.

Selling and Marketing

        Selling and marketing expenses increased 9.1% to $5.8 million in 2004 from $5.3 million in 2003 but decreased as a percentage of total revenues to 10.7% in 2004 from 13.6% in 2003. The increased selling and marketing costs were primarily due to higher employee compensation and benefit costs, including higher provisions for employee incentive programs of $600,000, higher employee relocation costs of $50,000, higher travel costs of $83,000, partially offset by lower distribution costs in Asia of $160,000, and lower provision for doubtful accounts of $192,000.

General and Administration

        General and administration expenses increased 24.1% to $5.3 million in 2004 from $4.3 million in 2003 but decreased as a percentage of total revenues to 9.8% in 2004 from 11.1% in 2003. The increased expenses are attributable to higher employee compensation and benefit costs including higher provisions for employee incentive programs of $767,000, employee relocation expenses of $42,000 and increased professional fees of $260,000. The Company expects incremental insurance costs in 2005 of approximately $500,000 to replace coverage previously provided under group policies arranged by CMC Electronics, Inc. due to its recent reduction in the ownership of the Company.

Share Offering Costs

        In 2004, the Company incurred $754,000 of expenses related to a proposed public offering in Canada and a private placement in the U.S. of its common shares. On May 26, 2004, the Company withdrew the offering. As the Company did not proceed with the offering, the Company has expensed the $754,000 within the Consolidated Statements of Operations for the year ended December 31, 2004.

Interest Income, net

        NovAtel earned net interest income of $313,000 in 2004 compared to $174,000 in 2003 as a result of higher cash balances available for investment. The Company's cash deposits which are not required for operations are invested in short-term interest bearing instruments.

Other Expense

        Other expense in 2004 was $662,000 compared to $664,000 in 2003. Other expense in 2004 consisted primarily of $595,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $70,000 in cash discount costs related to early payment on sales to Sokkia by Point. Other expense in 2003 included $527,000 in foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar and $83,000 in cash discount costs related to early payment on sales to Sokkia by Point.

Benefit of Investment Tax Credits

        In 2004, the Company recognized a $4.4 million benefit of investment tax credits, of which $2.3 million was related to the use of investment tax credits to shelter tax otherwise payable in 2004 and $2.1 million was related to the recognized future income tax asset. There was no comparable benefit of investment tax credits in 2003, as the Company used tax losses to shelter tax otherwise payable and had not had a sufficient record of profitability to recognize the future benefit.

Provision for Current Income Taxes and Future Income Tax Benefit

        The provision for current income taxes consists primarily of an expense related to and equal to the benefit of investment tax credits recognized elsewhere on the statement of operations and Canadian federal large corporations tax. The provision for current income taxes was $2.3 million in 2004, compared to $52,000 in 2003. The increase was mainly attributable to an expense incurred with the recognition of the benefit of investment tax credits and a higher tax base for Canadian federal large corporations tax.

        In 2004, the Company recognized $1.1 million future income tax benefit (see "Critical Accounting Estimates") compared to $nil in 2003. The Company recognized the future income tax benefit in 2004 on the basis of its improving profitability from 2001 to 2004 and the Company's forecasted profitability in the foreseeable future.

Income (Loss) from Discontinued Operations

        In 2004, the Company recognized income from discontinued operations of $21,000 compared to $360,000 in 2003, attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure, which was discontinued in 2003.

2003 Compared to 2002

        Total revenues in 2003 were $38.7 million, representing a 17% increase over 2002 revenues of $33.1 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company's revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel's revenues. NovAtel's U.S. dollar denominated revenue declined to an average of $1.40 Canadian in 2003 from an average of $1.57 Canadian in 2002. If the Company's U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2003 would have been approximately 30% higher than in 2002.

        The following table sets out revenues of the Company by the categories indicated for the fiscal years ended December 31, 2003 and 2002.

	2003		2002		Change
	$	%	$	%	$	%
	($000's)
Geomatics	$8,380	22%	$5,671	17%	$2,709	48%
Aerospace and Defence	7,558	20	10,486	32	(2,928)	(28)
Special Applications	22,563	58	16,755	50	5,808	35
Other	183	0	234	1	(51)	(22)

TOTAL	$38,684	100%	$33,146	100%	$5,538	17%

Geomatics

        In 2003, Geomatics revenues were largely comprised of NovAtel's sales to Point, net of intercompany eliminations and the Company's proportionate share of sales by Point. Geomatics sales were $8.4 million in 2003, an increase of 48% from $5.7 million in 2002, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Aerospace and Defence

        Aerospace and Defence revenues were $7.6 million in 2003 compared to $10.5 million for 2002, a decrease of 28%. The decrease was primarily attributable to the absence of shipments into the Chinese Satellite Navigation Augmentation Systems ("SNAS") programs and partially attributable to the decline in the U.S. dollar relative to the Canadian dollar. In 2002, the Company had revenue of $3.8 million from the SNAS program compared to $nil in 2003. In addition, new NRE contracts relating to the WAAS, European Galileo and Japanese MTSAT Satellite-based Augmentation System programs offset lower revenue from the European Geostationary Overlay System ("EGNOS") program which was largely completed in 2002.

        The Company has completed most of the work with Thales Avionics to supply one section of the EGNOS Remote Integrity Monitoring System. The EGNOS receivers have the same hardware configuration as the Company's WAAS receivers, with added software qualification and functionality. Delays in system implementation have delayed final hold-back payments of approximately $568,000 related to completion of final EGNOS milestones.

Special Applications

        Special Applications revenues were $22.6 million in 2003 compared to $16.8 million in 2002, an increase of 35%. The major factors leading to higher revenues in 2003 compared to 2002 were varied and included the acquisition of CMC Electronics' non aviation L1 GPS OEM product line, which contributed approximately $2.3 million in revenue, higher sales into the U.S. agricultural market and higher shipments through the Company's U.S., European and Chinese dealers. The increase in Special Applications revenue was achieved despite the impact of the weaker U.S. dollar on revenues of the Company.

Revenues by Geographic Market

        In 2003, the Company derived approximately 43% of its total revenues from the sale of products to countries outside the United States and Canada compared to 50% in 2002. Revenues from international sales decreased marginally to $16.5 million in 2003 from $16.6 million in 2002.

Gross Profit

        Gross profit increased to $20.3 million in 2003 from $17.2 million in 2002, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 52.5% in 2003 from 51.9% in 2002. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix and lower per unit manufacturing costs of the Company's GPS receivers.

Research and Development

        Research and development expenses increased 34% to $7.1 million in 2003 from $5.3 million in 2002 and increased as a percentage of total revenues to 18.4% in 2003 from 16.1% in 2002. The increase in research and development dollars reflects higher employee compensation and benefit costs of $951,000, one time costs being incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $441,000, and lower recoveries from customer funded engineering programs of $578,000, partially offset by lower amortization costs relating to intellectual property of $399,000.

Selling and Marketing

        Selling and marketing expenses decreased 2% to $5.3 million in 2003 from $5.4 million in 2002 and decreased as a percentage of total revenues to 13.6% in 2003 from 16.2% in 2002. The decrease in selling and marketing expenses was primarily due to lower external commissions of $734,000, partially offset by increased employee compensation and benefit costs of $422,000, higher product promotion costs of $138,000, increased amortization costs of $64,000 and one time costs incurred in 2003 related to the acquisition of CMC Electronics' non-aviation L1 GPS OEM product line of $63,000.

General and Administration

        General and administration expenses increased 6% to $4.3 million in 2003 from $4.0 million in 2002 and decreased as a percentage of total revenues to 11.1% in 2003 from 12.2% in 2002. The increased expenses are attributable to higher employee compensation and benefit costs of $86,000, increased board of directors' fees of $65,000 and higher legal, audit and insurance fees of $136,000.

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

Quarterly Results of Operations

        The following tables set out certain financial information for each of the eight quarters ended December 31, 2004. In the opinion of management of the Company, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments have been included in the amounts stated below to fairly present the unaudited quarterly results when read in conjunction with the Company's audited financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of results for any future period.

	Quarter Ended
	2004				2003
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)
Revenues	$14,371	$13,777	$13,282	$12,502	$11,347	$10,924	$9,514	$6,899

Cost of sales	6,201	5,409	5,330	5,563	5,444	4,997	4,550	3,379

Gross profit	8,170	8,368	7,952	6,939	5,903	5,927	4,964	3,520

Operating expenses:
Research and development	2,758	2,394	2,398	2,038	1,938	2,095	1,775	1,315
Selling and marketing	1,218	1,485	1,594	1,454	1,479	1,376	1,286	1,128
General and administration	1,377	1,325	1,304	1,306	1,242	1,175	993	870
Share offering costs	12	20	722	—	—	—	—	—

Total operating expenses	5,365	5,224	6,018	4,798	4,659	4,646	4,054	3,313

Operating income	2,805	3,144	1,934	2,141	1,244	1,281	910	207
Interest income, net	118	87	55	53	28	48	55	43
Other income (expense)	(335)	(342)	56	(41)	(230)	(28)	(220)	(186)
Benefit of investment tax credits	4,356	—	—	—	—	—	—	—

Income from continuing operations before income taxes	6,944	2,889	2,045	2,153	1,042	1,301	745	64
Income taxes
Current provision	2,276	18	22	12	17	14	20	1
Future income tax expense (benefit)	(1,091)	—	—	—	—	—	—	—

Net income from continuing operations	$5,759	$2,871	$2,023	$2,141	$1,025	$1,287	$725	$63

	Quarter Ended
	2004				2003
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	(Percentage of Revenues)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	56.9	60.7	59.9	55.5	52.0	54.3	52.2	51.0
Operating expenses:
Research and development	19.2	17.4	18.1	16.3	17.1	19.2	18.7	19.1
Selling and marketing	8.5	10.8	12.0	11.6	13.0	12.6	13.5	16.3
General and administration	9.6	9.6	9.8	10.5	10.9	10.8	10.4	12.6
Share offering costs	0.1	0.1	5.4	—	—	—	—	—

Total operating expenses	37.4	37.9	45.3	38.4	41.0	42.6	42.6	48.0

Operating income	19.5	22.8	14.6	17.1	11.0	11.7	9.6	3.0
Interest income, net	0.8	0.6	0.4	0.4	0.2	0.4	0.5	0.6
Other income (expense)	(2.3)	(2.4)	0.4	(0.3)	(2.0)	(0.2)	(2.3)	(2.7)
Benefit of investment tax credits	30.3	—	—	—	—	—	—	—

Income from continuing operations before income taxes	48.3	21.0	15.4	17.2	9.2	11.9	7.8	0.9
Income taxes
Current provision	15.8	0.2	0.2	0.1	0.2	0.1	0.2	—
Future income tax expense (benefit)	(7.6)	—	—	—	—	—	—	—

Net income (loss) from continuing operations	40.1%	20.8%	15.2%	17.1%	9.0%	11.8%	7.6%	0.9%

        The following table sets out revenues of the Company by the market categories indicated for the last eight fiscal quarters.

	Quarter Ended
	2004				2003
	Dec. 31	Oct. 2	Jun. 30	Mar. 31	Dec. 31	Sep. 28	Jun. 29	Mar. 30
	($000's)
Geomatics	$2,803	$2,273	$2,171	$2,092	$2,733	$2,408	$1,862	$1,377
Aerospace and Defence	2,141	3,515	3,457	2,135	1,754	2,487	1,935	1,382
Special Applications	9,211	7,906	7,647	8,188	6,776	5,975	5,692	4,120
Other	216	83	7	87	84	54	25	20

TOTAL	$14,371	$13,777	$13,282	$12,502	$11,347	$10,924	$9,514	$6,899

        The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors which affect revenue, gross margins and operating expenses, including revenue generated from major contracts, acquisition of new product lines, U.S. dollar to Canadian dollar exchange rates, operating results of joint venture and subsidiary entities, new product introductions, fluctuations in NRE fees, seasonality of customer purchase patterns and the timing of industry trade shows.

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

        In 2004, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, share offering costs and provisions related to the Company's employee incentive programs and senior management bonus program.

Liquidity and Capital Resources

        In 2004, cash provided by operations was $12.5 million, compared to $8.0 million in 2003. Cash provided by operations in 2004 consisted primarily of $12.8 million of net income from continuing operations and $2.4 million in amortization expenses, partially offset by the effect of a non-cash $3.2 million future income tax benefit and a $530,000 increase in working capital. The increase in working capital was caused by an increase in accounts receivable due to higher sales in the last quarter, partially offset by an increase in accrued liabilities pertaining to provisions for employee and senior management performance incentive programs.

        Cash provided by financing activities in 2004 was $598,000, related primarily to employee stock option exercises, partially offset by expenses paid relating to the proposed public offering/private placement of the Company's shares of $807,000 and $100,000 of capital lease payments. In 2003, $1.3 million in cash was provided by financing activities, also related to employee stock option exercises, partially offset by capital lease payments.

        Cash used in investing activities in 2004 was $6.6 million, consisting of purchases of $17.7 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $13.9 million, purchases of $2.3 million of capital equipment, capitalized expenditures of $218,000 related to the development of a certified GPS aviation receiver and $261,000 in royalty payments made to CMC Electronics in connection with the purchase of their former OEM GPS business. In 2003, cash used in investing activities was $8.6 million, consisting of purchases of $17.0 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $11.3 million, purchases of $2.7 million of capital equipment, $155,000 for the acquisition of the CMC Electronics OEM GPS business and $82,000 in related royalty payments.

        At December 31, 2004, NovAtel had cash and short-term investments of $23.4 million. The Company has credit agreements with HSBC Bank Canada and The Toronto Dominion Bank under which it can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to approximately U.S.$8.5 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company's assets. At December 31, 2004, portions of the lines of credit were utilized to support $60,000 of letters of credit ($65,000 at December 31, 2003), leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional U.S.$1.0 to $1.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

        The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Taxes

        The Company has not recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, due to previously incurred losses, credits and costs. As of December 31, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP's acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits.

        Historically, prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with the approximately $160 million of tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. In 2004, the Company determined, on the basis of four consecutive years of increasing profitability (2001 - 2004) and the Company's forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

        Accordingly, the Company recognized future income tax assets of $3.2 million ($1.3 million current and $1.9 million long term) on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.

Outlook

        Management of the Company expects revenues to increase as a result of the addition of new customers, the sale of additional products and services to existing customers as well as through the implementation of the Company's overall growth strategy. However, the Company does not expect revenue in 2005 to increase at the 39% growth rate experienced in 2004 over 2003 due to such factors as the lower Canadian dollar versus U.S. dollar exchange rate and lower expected revenue from the Company's Aerospace and Defence revenue category.

        The Company's development contracts with Raytheon Company in support of the WAAS program contributed $8.1 million revenue in 2004 and were substantially completed as of December 31, 2004. The Company's U.S. dollar denominated revenue generated an average of $1.30 Canadian per U.S. dollar in 2004. As of April 29, 2005, the U.S. dollar was valued at approximately $1.26 per Canadian dollar. In 2005, the Company currently expects that product shipments to Leica Geosystems will represent 15% to 20% of 2005 revenues. The Company expects gross profit generated on product sales and NRE fees to increase in conjunction with the expected increase in revenue. Research and development expenses are expected to increase to support evolving technological needs and new product development. Sales and marketing expenses and general and administrative expenses are also expected to increase to support the expected growth in the Company's business.

        In addition, the Company expects to incur additional general and administrative expenses in 2005 of approximately $600,000 as part of its Sarbanes-Oxley Section 404 program and approximately $500,000 to replace insurance policies previously provided by its former majority shareholder CMC Electronics.

Off Balance Sheet Arrangements

        As of December 31, 2004, the Company had no off balance sheet arrangements other than operating leases.

Contractual Obligations

        The following table sets forth the Company's contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	($000's)
Capital lease obligations	$—	$—	$—	$—	$—
Operating leases	13,457	915	2,302	2,397	7,843
Purchase obligations for inventory, capital assets and services	8,420	8,282	138	—	—
Notes payable	1,614	1,614	—	—	—

TOTAL	$23,491	$10,811	$2,440	$2,397	$7,843

Related Party Transactions

        On May 14, 2003, the Company acquired CMC Electronics' non-aviation L1 GPS OEM product line. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. To date, the Company has paid $343,000 of royalty payments to CMC Electronics. The Company expects the remaining $257,000 royalty payment will be paid by the end of 2005. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

        In 2004, the Company purchased $1.2 million of products, $218,000 of contracted engineering services and $318,000 of miscellaneous services, primarily legal and insurance related, from CMC Electronics. Also, related to the acquisition of the CMC Electronics' non-aviation L1 GPS OEM product line, the Company paid royalties of $261,000 to CMC Electronics. The Company paid CMC Electronics $55,000 in share offering costs related to the Company's proposed public share offering/private placement of shares.

        During 2004, the Company sold $85,000 of products to CMC Electronics, and charged $545,000 in royalties related to the development of a certified aviation GPS receiver. The Company charged CMC Electronics $748,000 in share offering costs related to the proposed public share offering/private placement in 2004.

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

        In 2004, the Company sold $4.3 million of products to Point, its joint venture with Sokkia. In addition, the Company provided $269,000 in facilities, computer systems support and research and development support and charged engineering services of $607,000 to Point. The above financial transactions between the Company and Point are before intercompany eliminations.

        As at December 31, 2004, the Company and Sokkia had collectively loaned Point U.S.$5.3 million, the Company's share being U.S.$2.6 million. The loans are secured by the assets of Point.

        Point is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point's ability to continue as a going concern would be impaired. If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2004, would be approximately $450,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point. The consolidated financial statements of the Company included elsewhere in this Annual Report do not reflect any adjustments that would be required if Point's operations were discontinued.

New Accounting Pronouncements

Canadian GAAP Accounting Pronouncements

        In January 2005, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1530, Comprehensive Income. The new accounting standard provides a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

        In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company's balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

        In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

        The mandatory effective date for the new Sections 3855, 1530 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is in the process of evaluating the impact of these recently issued standards, but does not expect that the new standards will have a material impact on its financial position or results of operations.

        In September 2001, the AcSB amended Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The amendments harmonize the Guideline with the corresponding FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as revised in December 2003. The AcSB believes that, in general, the proposed amendments clarify the application of the basic requirements in the Guideline and reduce the number of circumstances in which the holder of a variable interest is required to consolidate a variable interest entity (VIE). The proposed amendments are expected to result in a more consistent application of consolidation principles to VIEs in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. The Company does expect this standard to have a material impact on its financial position or results of operations.

U.S. GAAP Accounting Pronouncements

        The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees.

        SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the "modified prospective method" or the "modified retrospective method" of recognizing compensation expense.

        Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted.

        Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting. The standard permits and encourages early adoption.

        The Company has commenced its analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether to elect to adopt early, (2) whether to use the modified prospective method or elect to use the modified retrospective method, and (3) whether to use straight line amortization or an accelerated method.

        Accordingly, the Company cannot currently quantify with precision the effect that this standard would have on the Company's financial position or results of operations in the future, except that the Company probably will recognize a greater expense for any awards granted in the future than would have been recognized using the current guidance. If the Company were to adopt SFAS No. 123(R) using the modified retrospective method, the Company's net income under U.S. GAAP would have been $408,000 less than reported in the year ended December 31, 2004.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

        In December 2003, the FASB revised FIN No. 46, "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R) was effective for the company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

        In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"', which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

        In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

        The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

Financial Instruments

        Most of the Company's revenues (approximately 98% in 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2004, the Company had forward foreign currency contracts on hand to sell U.S.$7.5 million between January 31 and September 30, 2005 at an average rate of U.S.$0.804 per Canadian dollar. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

        The Company's operating budget for 2005 is based on an exchange rate of U.S.$0.810 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company's 2005 budgeted net income by approximately $345,000, prior to taking into consideration the Company's 2005 hedging program. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company's 2005 budgeted net income, prior to taking into consideration the Company's 2005 hedging program.

U.S.$ per Canadian $	Impact on 2005 Budgeted Net Income
Favourable/(Unfavourable) (CDN$)
$0.77	$1,449,000
$0.78	$1,073,000
$0.79	$706,000
$0.80	$349,000
$0.81	—
$0.82	$(340,000)
$0.83	$(672,000)
$0.84	$(996,000)
$0.85	$(1,313,000)

        The Company is not subject to significant interest rate risk due to the short-term maturities of the Company's outstanding loans and short term investments.

Inflation

        While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have such an effect in the future.

B.    Liquidity and Capital Resources

        See "Item 5 — Operating and Financial Review and Prospects, Liquidity and Capital Resources."

C.    Research and Development, Patents and Licences, etc.

        See "Item 4 — Information on the Company, Business Overview — Research and Development" and "— Patents, Trademarks and Licenses."

D.    Trend Information

        See "Item 5 — Operating and Financial Review and Prospects, Operating Results."

E.    Off Balance Sheet Arrangements

        See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Off Balance Sheet Arrangements."

F.     Tabular Disclosure of Contractual Obligations

        See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Contractual Obligations."

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

        The following table sets forth certain information, as of April 29, 2005, regarding the executive officers, directors and certain key employees of the Company:

Name	Age	Position	Director Since	Executive Officer Since
Directors and Executive Officers
Jonathan W. Ladd	49	President and Chief Executive Officer	2002	2002
Werner Gartner	48	Executive Vice President and Chief Financial Officer	2001	1995
Patrick C. Fenton	47	Vice President and Chief Technology Officer	2005	2003
Farlin A. Halsey, Jr.	39	Vice President, Marketing	—	2003
Anthony J. Murfin	57	Vice President, Business Development	—	2003
Graham C. Purves	42	Vice President, Sales	—	2003
Robert J. Iverach	57	Director	2005	—
Richard D. Orman	56	Vice Chairman of the Board	1994	—
Joel A. Schleicher	53	Director	1997	—
Charles R. Trimble	63	Director	2002	—
David E. Vaughn	59	Chairman of the Board	2001	—

        The following is a brief biography of each of the directors and officers of the Company, which includes a description of their present occupation and their principal occupations during at least the past five years.

        Jonathan W. Ladd.    Mr. Ladd was appointed President and Chief Executive Officer of the Company in February 2002 and has served as a director of the Company from July 2002. From July 2001 to November 2001, Mr. Ladd served as Senior Vice President, Engineering at Thales Navigation Inc., a satellite positioning product company, and President of Thales' Russian subsidiary, Ashtech A/O. From January 1998 to July 2001, Mr. Ladd served in several other management positions at Magellan Corporation, a satellite positioning product company, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

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

        Patrick C. Fenton.    Mr. Fenton was appointed Chief Technology Officer in January 2002 and became an executive officer of the Company in April 2003. Mr. Fenton previously served as Vice President, Technology of the Company from October 1998 and as Vice President, Research and Development of the Company from March 1997 until October 1998. Mr. Fenton previously served as Director, Research and Development for NovAtel's GPS business unit from February 1995 until March 1997 and was Chief Engineer for the GPS business unit from November 1993 to February 1995. Mr. Fenton was appointed to the board of directors in March 2005.

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

        Anthony J. Murfin.    Mr. Murfin was appointed Vice President, Business Development of the Company in April 2002. Mr. Murfin has also served as Director, Aviation Group of the Company from April 1998 until April 2002. Mr. Murfin previously served as Director, Corporate Accounts of the Company from April 1995 to April 1998 and as Director of Product and Marketing of the Company from April 1994 to April 1995. From January 1980 to April 1994, Mr. Murfin served in various capacities including Business Development Manager and Product Manager (Flight Systems) in the Avionics Division of CMC Electronics. From September 1977 until January 1980, Mr. Murfin was employed by CAE Electronics, a provider of advanced simulation technologies.

        Graham C. Purves.    Mr. Purves was appointed Vice President, Sales of the Company in January 2002. Mr. Purves previously served as Vice President, Sales and Marketing of the Company from October 1998 to January 2002. Mr. Purves assumed additional responsibility for product development in July 1999. Mr. Purves previously served as Director, Custom Products Group for the Company from January 1998 until October 1998, and as Director, Business Operations for the Company's GPS business unit from September 1994 until October 1998. From August 1988 to September 1990, Mr. Purves served in various capacities at the Company including Manager, VLSI Design Group.

        Robert J. Iverach.    Mr. Iverach was appointed as a director of the Company in March 2005. Mr. Iverach currently serves as a Counsel (Associate) with the law firm of Felesky Flynn LLP. From May 1978 to December 2004, Mr. Iverach served as a Partner with Felesky Flynn LLP. Since December 2004, Mr. Iverach has also served as a Director and Assistant Secretary to Win Energy Corporation.

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

        Joel A. Schleicher.    Mr. Schleicher has served as a director of the Company since March 1997. Mr. Schleicher currently serves as Chairman and Chief Executive Officer for Integrated Solutions, Inc. From June 2000 to July 2002, Mr. Schleicher served as Chairman and Chief Executive Officer of Interpath Communications Inc. (prior to their acquisition of USinternetworking, Inc.) and continues to serve on its board. Mr. Schleicher served as Chairman and Chief Executive Officer of Expanets, Inc. from June 1998 to January 2000. Mr. Schleicher served as a business consultant, advisor and investor with and to private equity firms from July 1997 to June 1998. From June 1996 to June 1997, Mr. Schleicher served as President and Chief Executive Officer of ProCommunications, Inc. From July 1995 to June 1996, Mr. Schleicher was a private investor. From 1989 to July 1995, Mr. Schleicher served as Chief Operating Officer of and a board member for Nextel Communications, Inc. Mr. Schleicher also serves as a Director of TechTronic Industries Co. Ltd.

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

B.    Compensation

Summary of Executive Compensation

        The following table provides a summary of the compensation paid during each of the three most recently completed fiscal years to each of the Chief Executive Officer and the four next most highly compensated executive officers of the Company who are currently serving as executive officers of NovAtel and whose total salary and other compensation during the fiscal year ended December 31, 2004 exceeded $100,000 (the "Named Executive Officers").

							Long Term Compensation
	Annual Compensation						Awards			Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)		Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)	All Other Compensation ($)
Jonathan W. Ladd CEO and President	2004 2003 2002	294,595 282,383 239,038	(1)	329,754 176,148 119,418	14,198 14,674 —	(3) (3)	71,500 — —	(5)	— 50,000 30,000	— — —	— 6,079 130,830	(2) (2)
Werner Gartner Executive Vice President and CFO	2004 2003 2002	185,567 177,902 169,837		161,992 79,176 69,300	9,266 9,129 8,359	(3) (3) (3)	36,036 — —	(5)	— 15,000 15,000	— — —	— — —
Patrick C. Fenton Chief Technology Officer	2004 2003 2002	160,696 154,027 149,589		140,290 68,551 60,000	8,025 8,004 7,772	(3) (3) (3)	31,200 — —	(5)	— 12,500 10,000	— — —	— — —
Farlin A. Halsey Vice President, Marketing	2004 2003 2002	158,744 153,524 72,329	(4)	134,068 62,100 32,548	7,930 7,967 —	(3) (3)	23,288 — —	(5)	— 9,000 20,000	— — —	— — 63,243	(2)
Graham C. Purves Vice President, Sales	2004 2003 2002	149,432 143,759 136,877		134,068 72,800 56,000	7,371 7,344 6,998	(3) (3) (3)	21,840 — —	(5)	— 10,500 7,500	— — —	— — —
All directors and executive officers as a group (twelve persons in 2004, twelve persons in 2003 and ten persons in 2002)	2004 2003 2002	1,283,333 1,172,999 550,662		1,034,240 517,900 188,718	53,821 54,022 8,359		205,219 — —		— 107,500 118,500	— — —	— 6,079 236,099

(1)
Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(2)
Represents total relocation costs paid by the Company.

(3)
Represents matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans.

(4)
Mr. Halsey was appointed Vice President, Marketing in July 2002.

(5)
Represents values for awards of phantom share units issued pursuant to the 2004 Employee Long-term Incentive Plan. The value of the units are payable in cash subject to performance vesting conditions. Vesting will occur on December 31, 2006 if the cumulative revenue and operating income for the three years ending December 31, 2006 exceeds certain pre-determined performance objectives. As of December 31, 2004, the following number and value of the phantom stock units were held by each executive officer listed in the table: Ladd (5,730 units, $242,003); Gartner (2,888 units, $121,985); Fenton (2,500 units, $105,615); Halsey (1,866 units, $78,830); and Purves (1,750 units, $73,930). No dividends are paid on phantom share units. The plan will be liquidated and amounts payable to the participants will be paid out in the event of a change of control of NovAtel based on the months of completed service and the relative success in achieving the performance targets.

Options Granted During the Year Ended December 31, 2004

        No options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Options Exercised During the Year Ended December 31, 2004

        The following table sets forth details of: (i) options exercised, and the value thereof, by the Named Executive Officers during the fiscal year end December 31, 2004, (ii) the number of unexercised options as at December 31, 2004 (exercisable and unexercisable) held by the Named Executive Officers and (iii) the value of unexercised "in-the-money" options as at the fiscal year ended December 31, 2004, (exercisable and unexercisable) held by the Named Executive Officers. The closing price of the Company's common shares on the last trading day of the fiscal year was U.S.$44.39 per share.

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S.$)	Unexercised Options December 31, 2004 (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at December 31, 2004 (Exercisable/Unexercisable) (U.S.$)
Jonathan W. Ladd CEO and President	27,500	$364,700	0/52,500	$0/$2,208,600
Werner Gartner Executive Vice President and CFO	16,500	$209,452	90,750/21,750	$3,398,517/$918,225
Patrick C. Fenton Chief Technology Officer	17,625	$260,912	67,000/16,875	$2,471,630/$712,514
Farlin A. Halsey Vice President, Marketing	5,000	$113,400	3,750/16,750	$155,050/$697,345
Graham C. Purves Vice President, Sales	40,875	$676,511	24,923/14,125	$897,948/$596,630

        NovAtel's Employee Stock Option Plan and Directors Stock Option Plan (collectively, the "Plans") authorize the grant of options to purchase Common Shares to employees or directors of NovAtel or employees of a related company and non-employee directors of NovAtel, respectively.

        Each of the Plans may be administered by either NovAtel's board of directors or by a committee established by the board of directors. A committee established by the board of directors to administer the Employee Stock Option Plan must include at least one director of the Company.

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

        Options granted under the Plans are non-transferable. Vested options granted under each of the Plans terminate on the earlier of: (i) the expiry of the option (as discussed above); (ii) the expiry of 90 days from the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, for reasons other than death or disability; and (iii) the expiry of one year from the date of death of an optionee or the date that an optionee ceases to be employed by or a member of the board of directors of the Company, as the case may be, by reason of disability. The Company did not issue stock options to senior management and employees in 2004.

2004 Employee Long-term Incentive Plan

        In February 2005, the board of directors approved the 2004 Employee Long-term Incentive Plan ("LTI Plan") which authorizes the grant of phantom shares to management and employees of the Company. The board of directors is ultimately responsible for the LTI Plan and has designated overall responsibility for the LTI Plan to the Compensation Committee. The number of phantom shares available for issuance is approximately 44,000.

        All grants made under the LTI Plan will have a three-year term ending on December 31, 2006. Grants will be subject to performance vesting conditions. Vesting will occur on December 31, 2006, if pre-set performance objectives for revenue and operating income are satisfied. Payments with respect to each grant under the LTI Plan will be made in cash, on or about March 31, 2007, subject to approval of the December 31, 2006 year end audited financial results. The value of a phantom share at the time of payment will be based on a 20-day average of the closing price of NovAtel common shares.

        The LTI Plan will be liquidated and amounts payable to participants will be paid out in the event of a change of control of NovAtel. The amount payable will be pro rated based on months of completed service within the LTI Plan term and relative success in achieving the performance targets to the most recently completed quarter.

Management Employment Contracts

        Jonathan W. Ladd, Werner Gartner and Patrick C. Fenton have employment-related contracts which provide for, among other things, industry standard covenants in the Company's favour, including non-competition covenants for one year following termination. The contracts also provide that the Company can terminate an officer without cause upon which event the officer is entitled to one times his annual salary plus accelerated vesting of certain options, depending on the agreement. In addition, the contracts contain provisions relating to payments and accelerated vesting of stock options upon a termination within a certain amount of time of a change of control of the Company, with payments ranging from one and one-half to two times salary, depending on the contract.

Summary of Directors' Compensation

        Directors do not have service contracts with the Company. NovAtel compensates its directors who are not employees of the Company a base amount of $20,000 per year. The Chairman of the Board receives an additional $20,000 per year. Additional payments of $10,000 annually are paid to both the chairman and all members of the Audit Committee. The chairman of the Audit Committee receives an additional $10,000. In addition, directors are paid $1,000 for attendance at meetings of the board of directors, the Compensation Committee and the Audit Committee, with an additional $200 per hour payable for attendance at all supplemental meetings.

        The directors of the Company have not received stock options of NovAtel as compensation for their services since January 2002.

Directors' and Officers' Liability Insurance

        The Company maintains a comprehensive directors and officers liability policy for events arising prior to CMC Electronics acquiring majority control of the Company on April 17, 1998. This policy was purchased for $42,000 for the policy period from December 1, 2000 to December 1, 2005. The policy covers limits of liability for each loss and for each policy period of $10 million with a $250,000 deductible for any claims.

        CMC Electronics maintains a comprehensive directors and officers liability policy for events arising subsequent to April 17, 1998 and prior to April 12, 2001. This policy was purchased for the period April 1, 2001 to April 1, 2007. Directors and officers of the Company are covered by this policy which cover limits of liability for each loss and for the policy period of $35 million with a $250,000 deductible for U.S. securities related claims and $100,000 deductible for other claims. The Company's share of the premium for this policy was $31,200.

        Onex Corporation, which controls, directly or indirectly, a majority of the common shares of CMC Electronics, maintains a comprehensive directors and officers liability policy which applies to the Company's directors and officers for events arising subsequent to April 12, 2001. The Onex Corporation policy, in place until November 29, 2005 for events that occurred prior to February 3, 2005, covers limits of liability for each loss and for each policy period of U.S.$75 million to be shared with other Onex companies, with U.S.$2.5 million deductible for securities related claims and for U.S. claims and U.S.$1 million deductible for other claims. The Company's share of the premium for this policy is estimated to be $32,000.

        The Company maintains comprehensive directors and officers liability policies for events arising subsequent to January 27, 2005. These policies, in place until January 28, 2006, cover limits of liability for each loss and for each policy period of U.S.$10 million primary coverage with a U.S.$250,000 deductible for any claims and U.S.$10 million excess coverage. The annual premium for these policies is U.S.$212,000.

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

C.    Board Practices

        All directors hold office until the next annual meeting of the Company's shareholders, which has been in July for the past several years, or until their respective successors are duly appointed by the Board of Directors or their positions are earlier vacated by resignation or otherwise.

        Executive officers are appointed by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their respective successors are duly appointed or their positions are earlier vacated by resignation or otherwise.

Committees of the Board of Directors

        The Company has an Audit Committee and a Compensation Committee.

Audit Committee

        The Audit Committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit Committee responsibilities include the engagement or discharge of independent auditors, review with the independent auditors the plan and results of the auditing engagement, review NovAtel's internal auditing procedures, system of internal accounting controls and financial management and to make inquiries into matters within the scope of this Committee's functions. The members of the Audit Committee are Richard D. Orman, Joel A. Schleicher and Charles R. Trimble. The Board of Directors has determined that all members of the Audit Committee are "independent directors" as determined in accordance with applicable securities laws and rules of the National Association of Securities Dealers (NASD). The board of directors and the Audit Committee have adopted a written charter of the Audit Committee. The Audit Committee reviews and assesses the adequacy of the charter on an annual basis.

Compensation Committee

        The function of the Compensation Committee is to ensure that the Company has a high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the board of directors of the Company concerning the compensation of the key management employees of the Company and the administration of the Plans. The members of the Compensation Committee are Richard D. Orman and David E. Vaughn. The Board of Directors has determined that Mr. Orman is an "independent director" as determined in accordance with applicable securities laws and NASD rules.

D.    Employees

        See "Item 4 — Information on the Company, Business Overview — Employees."

E.    Share Ownership

        The following table sets forth as of April 29, 2005, the ownership of the Company's Common Shares by each director and Named Executive Officer, listed in the compensation table above, and all directors and executive officers as a group:

	Shares Beneficially Owned
Name	Shares	Percent
Patrick C. Fenton(1)	75,125	*
Werner Gartner(2)	119,250	1.4%
Farlin A. Halsey(3)	6,000	*
Robert J. Iverach	—	*
Jonathan W. Ladd(4)(5)	40,000	*
Richard D. Orman(6)	3,500	*
Graham C. Purves(7)	31,923	*
Joel A. Schleicher(8)	5,250	*
Charles R. Trimble(9)	5,250	*
David E. Vaughn	—	*
All directors and executive officers as a group (ten persons)(10)	304,923	3.6%

*
Less than 1%.

(1)
Represents vested stock options to purchase 75,125 Common Shares of the Company as of April 29, 2005.

(2)
Includes vested stock options to purchase 101,250 Common Shares of the Company as of April 29, 2005.

(3)
Represents vested stock options to purchase 6,000 Common Shares of the Company as of April 29, 2005.

(4)
Mr. Ladd was appointed Chief Executive Officer and President in February 2002.

(5)
Includes vested stock options to purchase 20,000 Common Shares of the Company as of April 29, 2005.

(6)
Represents vested stock options to purchase 3,500 Common Shares of the Company as of April 29, 2005.

(7)
Represents vested stock options to purchase 31,923 Common Shares of the Company as of April 29, 2005.

(8)
Represents vested stock options to purchase 5,250 Common Shares of the Company as of April 29, 2005.

(9)
Represents vested stock options to purchase 5,250 Common Shares of the Company as of April 29, 2005.

(10)
Includes vested stock options to purchase 266,923 Common Shares of the Company as of April 29, 2005.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        The following table sets forth as of May 11, 2005 those persons known to the Company to be owners of more than 5% of the Common Shares:

	Shares Beneficially Owned
Name	Shares	Percent
FMR Corp(1)	1,025,000	12.4%
CMC Electronics Inc.(2)	754,500	9.1%

(1)
The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, USA, 02109.

  Based on a Schedule 13 G filed on May 10, 2005.

(2)
The address of CMC Electronics Inc. is 600 Dr. Frederik Philips Boulevard, Ville Saint-Laurent, Quebec, Canada H4M 2S9.

  Based on various Schedule 13 D/A filings, from January 2005 to May 16, 2005, CMC Electronics sold approximately 3.7 million common shares of NovAtel, which reduced its ownership of NovAtel from approximately 55% to 9.1%.

B.    Related Party Transactions

        See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Related Party Transactions" and "Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics" and "— Certain Contractual Rights."

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements

        See Item 18 "Financial Statements" for a full list of financial statements included as part of this Annual Report.

Legal Proceedings

        See "Item 4 — Information on the Company, Business Overview — Legal Proceedings."

Dividend Policy

        The Company has not declared or paid any dividends on the Common Shares to date. The payment of dividends in the future will be dependent on the earnings and financial condition of the Company and on such other factors as the board of directors of NovAtel considers appropriate.

B.    Significant Changes

        Not applicable.

Item 9.    The Offer and Listing

A.    Offer and Listing Details

        The Company's Common Shares have been listed on The Nasdaq Stock Market since February 7, 1997. The following are the price ranges as reported by The Nasdaq Stock Market for the periods indicated.

	U.S.$
	High	Low
Annual
2004	$50.350	$8.070
2003	$11.080	$1.900
2002	$5.200	$1.760
2001	$2.750	$1.250
2000	$10.500	$1.188
Quarterly
Q4 - 2004	$50.350	$11.390
Q3 - 2004	$14.990	$8.540
Q2 - 2004	$15.470	$9.500
Q1 - 2004	$18.900	$8.070
Q4 - 2003	$11.080	$4.660
Q3 - 2003	$4.980	$3.250
Q2 - 2003	$4.190	$2.840
Q1 - 2003	$3.500	$1.900
Monthly
April 2005	$22.950	$14.350
March 2005	$21.450	$16.260
February 2005	$25.200	$17.070
January 2005	$48.450	$19.600
December 2004	$50.350	$22.530
November 2004	$26.650	$13.040

B.    Plan of Distribution

        Not applicable.

C.    Markets

        In February 1997, the Company's Common Shares commenced trading in the United States on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "NGPSF." The Common Shares are not listed on any other non-United States trading market. On March 15, 1999, the Company's symbol was changed to "NGPS."

        Prior to February 4, 1997, the Company's Common Shares were not listed on any trading market.

        A significant number of the Company's Common Shares are held in street name. To the best of the Company's knowledge, as of March 1, 2005, there were 16 shareholders of record resident in the United States, including Cede & Co., holding approximately 8,251,620 shares, representing 99% of the Common Shares then outstanding. In total, the Company has 18 shareholders of record.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Articles of Incorporation

        The Company is registered under the Canada Business Corporations Act ("CBCA" or the "Act") as corporation number 076226-1 and has the capacity and, subject to the provisions of the Act, the rights, powers and privileges of a natural person.

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

        The Act requires every director or officer who is a party to a material contract or a material transaction, whether made or proposed with the Company, or who is a director or officer of or has a material interest in any person who is a party to a material contract or a material transaction, whether made or proposed contract with the Company to disclose in writing to the Company or request to have entered in the minutes of meetings of directors or meetings of committees of directors the nature and extent of his or her interest, and shall, except in certain limited circumstances, refrain from voting in respect of the material contract or material transaction. The articles and by-laws do not require an independent quorum to enable the directors to vote compensation to themselves or any member of their body. The Act also provides that the shareholders of the Company may examine the portion of any minutes of meetings of directors or such other documents that contain such disclosures of interest.

        Unless the articles or by-laws of or a unanimous shareholder agreement relating to the Company otherwise provide, the directors of the Company may, without authorization of the shareholders, (a) borrow money on the credit of the Company, (b) issue, reissue, sell, pledge or hypothecate debt obligations of the Company, (c) to the extent permitted by the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation by any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company. The Company does not have a unanimous shareholder agreement and the Company's articles and by-laws do not limit the above powers.

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

        In accordance with the provisions of the CBCA, the amendment of certain rights attaching to a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to the Company's By-laws, a quorum for a meeting of the holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33 1/3% of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board. In circumstances where the rights of Commons Shares may be amended, to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Common Shares, holders of Common Shares have the right under the CBCA to dissent from such amendment and require the Company to pay them the then fair value of the Common Shares.

Shareholder Meetings

        There are two types of shareholder meetings: regular annual meetings and special meetings. Pursuant to the CBCA, the annual shareholder meeting shall be held not later than fifteen months after the holding of the last preceding annual meeting but no later than six months after the end of preceding financial year, unless an order extending the time for calling the annual meeting is obtained. The Directors may at any time call a special meeting of shareholders.

        A notice stating the day, hour and place of meeting and, if special business is to be transacted details of the nature of the business, must be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Company or the Company's transfer agent as a shareholder entitled to vote at the meeting and to each director of the Company and to the auditor of the Company by prepaid mail not less than 21 days and not more than 60 days before the meeting unless such requirement is otherwise waived. The Company must fix a record date in advance of the meeting for the purpose of determining shareholders entitled to notice of the meeting. Only shareholders of record on such date will be entitled to notice of the meeting.

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

(1)
Change of Control Agreement dated April 5, 2004 among NovAtel, Leica Geosystems and CMC Electronics, as more particularly described under "Item 4 — Information on the Company, Business Overview — Certain Contractual Rights."

D.    Exchange Controls

Investment Canada Act

        Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 10 — Additional Information, Taxation."

        There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preferred Shares of the Company with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company, and the value of the assets of the Company equalled or exceeded $223 million for the year 2003 and $237 million, the expected threshold, for the year 2004. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO investor if it is a "WTO investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

        Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition was made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

E.    Taxation

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Shares who is neither resident nor deemed to be resident in Canada, who does not use or hold and is not deemed to use or hold their Shares in carrying on a business in Canada and whose Shares do not otherwise constitute "taxable Canadian property" for purposes of the Tax Act (a "U.S. Holder"). Shares of a holder will generally not constitute "taxable Canadian property unless (a) at any time within the sixty (60) months immediately preceding the disposition of Shares by such holder, such holder, persons not dealing at arm's length with such holder, or any combination thereof, owned (or had options to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company or a predecessor, (b) a holder, upon ceasing to be a Canadian resident, elected under the Tax Act to have the Shares deemed to be taxable Canadian property, or (c) the Shares were acquired in circumstances under which they are deemed to be taxable Canadian property. The Tax Act contains provisions relevant to a non-resident insurer for whom any Securities are "designated insurance property" which this summary does not take into account. This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of Common Shares.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        Documents concerning the Company referred to in this Annual Report may be inspected at its headquarters at 1120 - 68th Avenue N.E., Calgary, Alberta, T2E 8S5, CANADA. The Company provides access to its Quarterly Reports filed on Form 6-K and Annual Report on Form 20-F on its website free of charge, as soon as reasonably practicable after those reports are electronically filed. The Company's Code of Ethics and Business Conduct is posted on its website at www.novatel.ca.

        The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        As a foreign private issuer, the Company is exempt from the proxy rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. As the Company is a foreign private issuer, the Company's directors and officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I.     Subsidiary Information

        Not applicable.

Item 11.    Quantitive and Qualitative Disclosures about Market Risk

        See "Item 5 — Operating and Financial Review and Prospects, Operating Results — Financial Instruments." The Company is not subject to significant interest rate risk due to the short-term maturities of the Company's outstanding loans and short-term investments.

Item 12.    Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Evaluation of Disclosure Controls and Procedures.    The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, have concluded that the Company's disclosure controls and procedures were effective and designed to ensure that material information relating to the Company should be made known to them by others within those entities.

        Changes in Internal Controls.    There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert

        The Company's board of directors has determined that Joel A. Schleicher is the Company's audit committee financial expert as defined by the rules of the SEC. Mr. Schleicher is "independent" as defined by the NASD rules.

Item 16B.    Code of Ethics

        The Company has adopted a Code of Ethics and Business Conduct that applies to its principal executive officer, principal financial officer and all other officers, employees and directors of the Company. A copy of the Company's Code of Ethics and Business Conduct can be found on the Company's website at www. novatel.ca. There were no amendments to, or waivers granted under, the Code of Ethics and Business Conduct during the year ended December 31, 2004.

Item 16C.    Principal Accountant Fees and Services

        The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2003 and December 31, 2004:

Fees	2004	2003
Audit Fees (1)	$361,095	$176,120
Audit-Related Fees (2)	—	3,500
Tax Fees (3)	34,012	48,485
Other Fees (4)	—	—

Total Fees	$395,107	$228,105

(1)
"Audit Fees" consist of fees billed for professional services rendered in connection with the audit of the Company's consolidated annual financial statements, review of the Company's quarterly financial statements and the quarterly and annual regulatory filings thereon. Includes $159,530 related to a proposed public offering of the Company's shares in May, 2004.

(2)
"Audit-Related Fees" consist of fees for professional services rendered in connection financial accounting and reporting consultations.

(3)
"Tax Fees" consist of fees billed for professional services rendered for tax compliance and tax advice. These services include preparation of the Company's income tax returns, employee-related tax issues and excise tax matters.

(4)
"Other Fees" consist of fees for products and services other than the services reported above.

        Effective February 13, 2003, the Audit Committee requires pre-approval of all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditors, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

        The Audit Committee reviews all non-audit related services provided by the independent registered chartered accountants to the Company, at each quarterly meeting. In 2004, the Audit Committee approved 100% of the non-audit related services provided in 2004.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

        The Company did not purchase any of its equity securities in 2004.

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        See Item 19 below for Financial Statements filed as a part of this Annual Report.

Item 19.    Financial Statements and Exhibits

  (a)
  Financial Statements

  1.
  Report of Independent Registered Chartered Accountants

  2.
  Consolidated Balance Sheets

  3.
  Consolidated Statements of Operations

  4.
  Consolidated Statements of Shareholders' Equity

  5.
  Consolidated Statements of Cash Flows

  6.
  Notes to Consolidated Financial Statements

  7.
  Financial Statement Schedules

  (b)
  Exhibits

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant. (1)
3.2	Restated Bylaws of Registrant. (7)
4.1	Form of Common Stock Certificate. (1)
10.1	Directors Stock Option Plan. (1)
10.2	Stock Option Plan with form of stock option agreement. (1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers. (1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (3)

10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc. (2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd. (4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc. (4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000. (5)
10.9	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada. (5)
10.10	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd. (7)
10.11	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002. (6)
10.12	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton. (7)
*10.13	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P. (7)
10.14	2004 Employee Long-term Incentive Plan.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

(1)
Incorporated by reference to Registrant's registration statement on Form F-1 (Registration Statement No. 333-6088).

(2)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1998.

(3)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1997.

(4)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1999.

(5)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2000.

(6)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2002.

(7)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2003.

*
Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been granted with respect to the omitted portions.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.
By:	/s/ JONATHAN W. LADD
Jonathan W. Ladd President and Chief Executive Officer

Date: May 24, 2005

NOVATEL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Chartered Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

MANAGEMENT'S REPORT

        Management is responsible to the Board of Directors for the preparation of the Company's consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

        The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

        The independent registered chartered accountants of the Company, Deloitte & Touche LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company's consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

        The Board of Directors has reviewed and approved these consolidated financial statements. To assist the Board in meeting its responsibility, it has appointed an Audit Committee, all of whose members are outside directors. The committee meets periodically with management and the external auditors to review internal controls, audit results and accounting principles and practices. The external auditors have full and free access to the Audit Committee.

/s/ DAVID E. VAUGHN	/s/ WERNER GARTNER
David E. Vaughn Chairman of the Board	Werner Gartner Executive Vice President and Chief Financial Officer

May 18, 2005

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

        We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NovAtel Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

        The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

/s/  DELOITTE & TOUCHE LLP
Calgary, Canada
Independent Registered Chartered Accountants
January 28, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

        The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 2(i) to the consolidated financial statements, or changes that have been implemented in the financial statements such as those described in Note 2(j)(k) and (l). Our report to the shareholders on the consolidated financial statements of NovAtel Inc., dated January 28, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  DELOITTE & TOUCHE LLP
Calgary, Canada
Independent Registered Chartered Accountants
January 28, 2005

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents (Note 8) (includes compensating balances of $1,000 at December 31, 2004 and $nil at December 31, 2003)	$8,949	$2,445
Short-term investments (Note 8) (includes compensating balances of $3,158 at December 31, 2004 and $3,278 at December 31, 2003)	14,410	10,555
Accounts receivable (Notes 3 and 12)	9,413	6,383
Related party receivables (Note 16)	1,591	1,081
Related party notes receivable (Note 16)	1,614	1,721
Inventories (Note 4)	5,191	4,782
Prepaid expenses and deposits	268	357
Future income tax asset — current portion (Note 15)	1,286	—

Total current assets	42,722	27,324
Capital assets (Note 5)	3,447	3,342
Intangible assets (Notes 6 and 9)	2,515	2,349
Deferred development costs (Note 7)	2,359	2,557
Future income tax asset — long term portion (Note 15)	1,903	—

Total assets	$52,946	$35,572

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,148	$5,868
Related party payables (Note 16)	345	935
Notes payable (Note 17)	1,614	1,721
Deferred revenue and customer deposits	755	312
Provision for future warranty costs	538	410
Capital lease obligations — current portion	—	100

Total current liabilities	12,400	9,346
Deferred gain on sale/leaseback of capital assets (Note 5)	453	567
Related party payables — long-term portion (Note 16)	—	212

Total liabilities	12,853	10,125

Commitments, contingencies and guarantees (Note 9)
Shareholders' equity (Note 11):
Capital stock	38,870	37,012
(Common shares issued and outstanding: 8,260 at December 31, 2004 and 7,984 at December 31, 2003 respectively)
Contributed surplus	442	13
Retained earnings (deficit)	781	(11,578)

Total shareholders' equity	40,093	25,447

Total liabilities and shareholders' equity	$52,946	$35,572

On behalf of the Board of Directors

/s/ DAVID E. VAUGHN DAVID E. VAUGHN Chairman of the Board	/s/ RICHARD D. ORMAN RICHARD D. ORMAN Vice Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, Canadian dollars)

	Year Ended December 31,
	2004	2003	2002
Revenues (Notes 12 and 16)
Product sales	$48,802	$32,138	$26,967
NRE fees	5,130	6,546	6,179

Total revenues	53,932	38,684	33,146

Cost of sales (Note 16)
Cost of product sales	19,586	14,805	11,885
Cost of NRE fees	2,917	3,565	4,055

Total cost of sales	22,503	18,370	15,940

Gross profit	31,429	20,314	17,206

Operating expenses:
Research and development	9,588	7,123	5,334
Selling and marketing	5,751	5,269	5,361
General and administration	5,312	4,280	4,045
Share offering costs (Note 13)	754	—	—

Total operating expenses	21,405	16,672	14,740

Operating income	10,024	3,642	2,466
Interest income, net	313	174	84
Other expense (Note 14)	(662)	(664)	(328)
Benefit of investment tax credits	4,356	—	—

Income from continuing operations before income taxes	14,031	3,152	2,222
Income taxes (Note 15)
Current provision	2,328	52	77
Future income tax expense (benefit)	(1,091)	—	—

Net income from continuing operations	12,794	3,100	2,145
Income (loss) from discontinued operations (Note 18)	21	360	(648)

Net income	$12,815	$3,460	$1,497

Net income (loss) per share (basic) (Note 11)
Continuing operations	$1.59	$0.40	$0.28
Discontinued operations	—	0.05	(0.09)

Net income per share (basic)	$1.59	$0.45	$0.19

Weighted average shares outstanding (basic) (Note 11)	8,063	7,723	7,681

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$1.51	$0.39	$0.27
Discontinued operations	—	0.04	(0.08)

Net income per share (diluted)	$1.51	$0.43	$0.19

Weighted average shares outstanding (diluted) (Note 11)	8,500	7,983	7,824

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, Canadian dollars)

	Common Shares (Note 11)
			Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity
	Number	Amount
January 1, 2002	7,683	$35,596	$25	$(16,535)	$19,086
Common shares issued pursuant to exercise of stock options (Note 11)	14	31	—	—	31
Repurchase of shares	(12)	(55)	(12)	—	(67)
Net income	—	—	—	1,497	1,497

December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued pursuant to exercise of stock options (Note 11)	301	1,449	—	—	1,449
Repurchase of shares	(2)	(9)	—	—	(9)
Net income	—	—	—	3,460	3,460

December 31, 2003	7,984	$37,012	$13	$(11,578)	$25,447
Change in accounting policy relating to stock-based compensation (Note 2(i))	—	$66	$390	$(456)	$—
Common shares issued pursuant to exercise of stock options (Note 11)	276	1,792	(287)	—	1,505
Stock based compensation (Note 2(i))	—	—	326	—	326
Net income	—	—	—	12,815	12,815

December 31, 2004	8,260	$38,870	$442	$781	$40,093

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

	Year Ended December 31,
	2004	2003	2002
Operating activities:
Net income from continuing operations	$12,794	$3,100	$2,145
Income (loss) from discontinued operations	21	360	(648)
Share offering costs (Note 13)	754	—	—
Charges and credits to operations not involving an outlay of cash:
Amortization	2,390	1,807	2,127
Loss (gain) on disposal of capital assets	19	(66)	(23)
Current income tax provision and future income tax benefit	1,167	—	—
Benefit of investment tax credits	(4,356)	—	—
Gain on dilution of equity interest in Mezure, Inc. (Note 18)	—	—	(121)
Gain on liquidation of Mezure assets and liabilities (Note 18)	(21)	(379)	—
Stock based compensation expense	326	—	—
Amortization of deferred gain on sale/leaseback of capital assets	(114)	(118)	(129)
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	54	37	—
Net change in non-cash working capital related to operations (Note 20)	(530)	3,272	(189)

Cash provided by operating activities	12,504	8,013	3,162

Financing activities:
Issuance of shares (Note 11)	1,505	1,449	31
Repurchase of shares (Note 11)	—	(9)	(67)
Equity financing of joint venture (Note 17)	—	—	588
Related party notes receivable	(11)	(140)	(346)
Notes payable	11	172	626
Share offering costs (Note 13)	(807)	—	—
Repayment of capital lease obligations (Note 5)	(100)	(90)	(393)
Effect of exchange rate changes on financing activities	—	(74)	(4)

Cash provided by financing activities	598	1,308	435

Increase in cash before investing activities	13,102	9,321	3,597

Investing activities:
Purchase of capital and intangible assets	(2,293)	(2,656)	(1,204)
Proceeds from disposal of capital assets	29	157	98
Purchase of short-term investments	(17,720)	(16,971)	(17,655)
Proceeds from short-term investments	13,865	11,288	15,639
Investment in Point, Inc. (Note 17)	—	—	(588)
Acquisition of CMC Electronics' OEM GPS business (Note 19)	—	(155)	—
Royalty payment relating to CMC Electronics' OEM GPS business (Note 19)	(261)	(82)	—
Deferred development costs	(218)	(157)	(125)

Cash used in investing activities	(6,598)	(8,576)	(3,835)

Increase in cash and cash equivalents	6,504	745	(238)
Cash and cash equivalents beginning of year	2,445	1,700	1,938

Cash and cash equivalents, end of year	$8,949	$2,445	$1,700

Interest paid related to bank advances and capital lease obligations	$3	$10	$27

Income taxes paid	$71	$83	$40

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

  On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 17).

  On April 17, 1998, CMC Electronics Inc. (CMC Electronics), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company's outstanding common shares from the Company's two former principal shareholders (see Note 15).

  On April 11, 2001, an investor group led by ONCAP L.P. (ONCAP) acquired control of the Company through the acquisition of CMC Electronics (see Note 15). In January 2005, CMC Electronics sold approximately 3.2 million of the Company's common shares through open market transactions, reducing its ownership of the Company to approximately 16%.

  As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation for all periods presented (see Note 18).

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States (U.S.) generally accepted accounting principles are described in Note 22. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

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

  Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When an impairment has occurred, a loss is recognized in the period. When the carrying value of a long-lived asset is less than its net recoverable amount as determined on an estimated undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

f)  Revenue Recognition

  Revenues from product sales are recognized at the time of shipment to the customer. Revenues from non-recurring engineering ("NRE") fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved or total costs incurred. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

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

i)  Stock-based Compensation Plans

  The Company has stock-based compensation plans (see Note 11). Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock- Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

j)  Hedging Relationships

  Effective January 1, 2004, the Company adopted Accounting Guideline 13, "Hedging Relationships." The guideline establishes conditions where hedge accounting may be applied. Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change. The Company enters into forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. These contracts qualify as hedges under the new accounting guideline and the Company applies hedge accounting to its financial instruments. This new accounting policy has been applied prospectively (see Note 10).

k)  Impairment of Long-Lived Assets

  In September 2002, the CICA issued CICA Handbook Section 3063 "Impairment of Long-Lived Assets" effective for fiscal years beginning on or after April 1, 2003. This new standard requires the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company adopted this standard on January 1, 2004. The adoption of this new standard did not have a material impact on the Company's financial statements.

l)  Asset retirement obligations

  In December 2003, the CICA issued CICA Handbook Section 3110 "Asset Retirement Obligations" which requires the liability recognition for future retirement obligations associated with capital assets. These obligations are initially recognized at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related capital asset and amortized over its useful life. The liability accretes until the Company settles the retirement obligation. The Company retroactively adopted this standard on January 1, 2004. The adoption of this new standard did not have a material impact on the Company's financial statements.

m)  Income Taxes

  The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net future income tax assets and based on all available evidence, both positive and negative, determines whether it is more likely than not that the remaining net future income tax assets or a portion thereof will be realized. (see Note 15).

n)  Investment Tax Credits

  Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method and are recognized once there is reasonable assurance that the Company will be able to realize the benefit from these credits.

o)  Earnings Per Share

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

p)  Comparative Figures

  Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in 2004.

NOTE 3  ACCOUNTS RECEIVABLE

	December 31, 2004	December 31, 2003
Trade receivables, net	$8,909	$5,930
Goods and Services Tax receivable	164	366
Other	340	87

	$9,413	$6,383

  The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,207 at December 31, 2004 and $1,078 at December 31, 2003.

NOTE 4  INVENTORIES

	December 31, 2004	December 31, 2003
Raw materials and components	$2,174	$1,948
Work-in-progress	345	280
Finished goods	2,672	2,554

	$5,191	$4,782

  The inventory balances are net of a provision for excess and obsolete inventory of $2,023 at December 31, 2004 and $1,697 at December 31, 2003.

NOTE 5  CAPITAL ASSETS

	December 31, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$3,875	$2,837	$1,038	$3,794	$2,673	$1,121
Production, research and development equipment	3,740	2,608	1,132	3,589	2,517	1,072
Automobiles	26	3	23	—	—	—
Leasehold improvements	170	73	97	116	50	66
Furniture and fixtures	1,757	1,319	438	1,713	1,150	563
Product tooling	1,787	1,069	718	1,631	1,161	470
Equipment under capital lease	3	2	1	299	249	50

	$11,358	$7,911	$3,447	$11,142	$7,800	$3,342

  On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized over the ten year term of the lease.

NOTE 6  INTANGIBLE ASSETS

        Intangible assets subject to amortization are as set out below:

	December 31, 2004			December 31, 2003
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Patents and trademarks	$3,925	$2,450	$1,475	$3,586	$2,117	$1,469
Technology	2,410	2,173	237	2,341	2,124	217
Software licences	3,133	2,548	585	2,709	2,351	358
Market presence of CMC Electronics' OEM GPS product line	348	130	218	348	43	305

Total intangibles	$9,816	$7,301	$2,515	$8,984	$6,635	$2,349

  For the years ended December 31, 2004, 2003 and 2002, amortization expense of intangibles was $757, $564 and $969, respectively. The weighted-average amortization period is 5.3 years.

  The estimated aggregate amortization expense for the five succeeding years, is as follows:

2005	$774
2006	688
2007	538
2008	476
2009	476

NOTE 7  DEFERRED DEVELOPMENT COSTS

	December 31, 2004	December 31, 2003
Deferred development costs	$3,064	$2,846
Accumulated amortization	(705)	(289)

	$2,359	$2,557

  In the year ended December 31, 2004, the Company deferred $218 of development costs related to the development of a certified aviation GPS receiver, compared to $157 in 2003 and $125 in 2002. With the GPS receiver reaching the commercialization stage for certain applications, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $416 of these deferred costs in the year ended December 31, 2004 compared to $196 in 2003 and $57 in 2002.

  At December 31, 2004, the Company had deferred $2,359 of development costs, net of accumulated amortization. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the next four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $2,359 of deferred development costs as of December 31, 2004. Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

NOTE 8  BANK ADVANCES

  At December 31, 2004, lines of credit were available with certain Canadian financial institutions. The lines of credit are payable on demand and are secured by $4,158 of cash and short-term investments held as compensating balances. The credit line advances bear interest at the financial institutions' prime rate (December 31, 2004 — 4.25%) on Canadian dollar advances.

  In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $1,770 to support the margin requirements related to the purchase of up to approximately U.S.$8,500 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2004, portions of the lines of credit were utilized to support U.S.$7,500 of foreign exchange contracts ($nil at December 31, 2003) and $60 of letters of credit ($65 at December 31, 2003) leaving $1,590 available for day-to-day operating requirements and the margin capacity available to enter into approximately U.S.$1,000 to $1,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

NOTE 9  COMMITMENTS, CONTINGENCIES AND GUARANTEES

a)
At December 31, 2004, purchase commitments were outstanding for approximately $8.4 million pertaining primarily to the acquisition of inventory, supplies and services in the normal course of business.

b)
The Company's facilities and certain computer equipment, office equipment and furniture are leased for various periods up to 2015 and beyond. Payments under the leasing arrangements are as follows:

Operating Leases
2005	$915
2006	1,147
2007	1,155
2008	1,148
2009	1,249
2010 and beyond	7,843

Total future minimum lease payments	$13,457

  The Company's rent expense associated with its facilities was $910 in 2004, $859 in 2003 and $909 in 2002.

c)
As at December 31, 2004, intangible assets included $216 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved as of December 31, 2004, the Company has not provided for any impairment of these intangible assets.

d)
The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position, results of operations, or liquidity of the Company.

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

NOTE 10  FINANCIAL INSTRUMENTS

  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company's U.S. dollar denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

  Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenue when these revenues are recognized.

  At December 31, 2004, the Company had forward currency contracts to sell U.S.$7,500 between January 28, 2005 and September 30, 2005 at an average rate of $0.8035 per Canadian dollar.

  The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.

NOTE 11  SHAREHOLDERS' EQUITY

  The Company has authorized an unlimited number of common shares and first preference shares, of which 8,260 common shares are outstanding as of December 31, 2004 (7,984 in 2003 and 7,685 in 2002).

  Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

  On June 12, 2003, the Company implemented a share repurchase program under which the Company could repurchase up to 3% of the outstanding common shares over a twelve month period. From June 12, 2003 through December 31, 2003, the Company repurchased 2 shares.

  The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of December 31, 2004, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 615 had been exercised.

  A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates is presented below:

	2004		2003		2002
Options	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	855	U.S.$4.42	974	U.S.$4.59	834	U.S.$5.08
Granted	5	11.81	186	2.29	198	2.41
Exercised	(276)	4.41	(301)	3.69	(13)	1.47
Forfeited	(10)	2.28	(4)	3.85	(45)	4.87

Outstanding at end of year	574	U.S.$4.51	855	U.S.$4.42	974	U.S.$4.59

Options exercisable at end of year	313	U.S.$6.24	449	U.S.$6.35	624	U.S.$5.94

  The following table summarizes information about the stock option plans as of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
U.S.$13.16	3	9.1 years	U.S.$13.16	—	U.S.$13.16
$7.50 to $11.25	228	2.5	7.77	226	7.75
$4.00 to $4.94	4	8.1	4.52	1	4.50
$2.25 to $3.44	284	7.5	2.37	61	2.58
$1.38 to $2.00	55	5.8	1.64	25	1.58

U.S.$1.38 to $13.16	574	5.3	U.S.$4.51	313	U.S.$6.24

  The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder.

	Year Ended December 31,
Number of Common Shares	2004	2003	2002
Weighted average common shares outstanding (basic)	8,063	7,723	7,681
Dilutive effect of options	437	260	143

Weighted average common shares outstanding (diluted)	8,500	7,983	7,824

  In the years ended December 31, 2004, 2003 and 2002, there were nil, 338, and 534, respectively, options excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

NOTE 12  MAJOR CUSTOMERS, EXPORT SALES AND SUPPLIERS

  Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company's total revenues in any of the periods indicated.

	Year Ended December 31,
Sales by Major Customer	2004	2003	2002
Customer A	$8,631	$2,328	$1,844
Customer B	8,150	1,946	1,261
Customer C	5,684	4,631	3,151
Customer D	3,333	4,219	3,431
Customer E	—	—	3,781

	$25,798	$13,124	$13,468

Percentage of total revenue	48%	34%	41%

  Accounts receivable and related party receivables related to these major customers at December 31 were $5,509 in 2004 and $2,450 in 2003.

	Year Ended December 31,
Sales by Geographic Market	2004		2003		2002
U.S.A	$25,105	46%	$19,437	50%	$13,887	42%
Europe	13,852	26%	7,793	20%	5,515	17%
Asia/Australia	10,331	19%	8,367	22%	10,646	32%
Canada	3,044	6%	2,753	7%	2,681	8%
Other	1,600	3%	334	1%	417	1%

	$53,932	100%	$38,684	100%	$33,146	100%

  Certain of the Company's products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

NOTE 13  SHARE OFFERING COSTS

  In the year ended December 31, 2004, the Company had incurred $754 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares. On May 26, 2004, the Company withdrew the offering. As the Company did not proceed with the offering, the Company has expensed these costs within the Consolidated Statements of Operations.

NOTE 14  OTHER EXPENSE

	Year Ended December 31,
	2004	2003	2002
Employee relocation	$—	$—	$(128)
Employee termination	—	—	(84)
Foreign exchange	(595)	(527)	(49)
Financing charge on sales by Point	(70)	(83)	(47)
Miscellaneous	3	(54)	(20)

	$(662)	$(664)	$(328)

NOTE 15  INCOME TAXES

  The Company follows the liability method of accounting for income taxes. Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	2004	2003
Future income tax assets
Loss carryforwards	$1,650	$3,875
Scientific research deductions and credits	49,725	50,375
Reserves not currently deductible for tax	1,500	1,425
Capital assets	1,500	900
Capital losses	150	150
Deferred gain on sale of building	150	200

	54,675	56,925
Future income tax liabilities
Intangible assets	(275)	(350)
Deferred development costs	(800)	(875)
Deferred gain on hedging contracts	(50)	—

	(1,125)	(1,225)
Valuation allowance	(50,361)	(55,700)

	$3,189	$—

Future income tax asset — current portion	1,286	—
Future income tax asset — long term portion	1,903	—

	$3,189	$—

  As at December 31, 2004, the Company's net future income tax assets were $3,189, reflecting temporary differences between the financial reporting and tax treatment of certain current assets and liabilities and non-current assets and liabilities, in addition to the tax benefit of net operating and capital loss carryforwards and tax credit carryforwards.

  In accordance with the CICA Handbook Section 3465, "Accounting for Income Taxes", the Company reviews all available positive and negative evidence to evaluate the recoverability of the future income tax assets. This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company's history of generating taxable income in its material tax jurisdictions and the Company's forecasted profitability in the foreseeable future. Based on this review the Company concluded that the valuation allowance as at December 31, 2004 and 2003 was appropriate and determined that it was more likely than not that the remaining future income tax assets would be realized.

  The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year Ended December 31,
	2004		2003		2002
Income from continuing operations before income taxes	$14,031		$3,152		$2,222

Statutory income tax expense	$4,752	33.9%	$1,169	37.1%	$873	39.3%
Adjusted for the effects of:
Change in valuation allowance on tax benefit	(5,339)		(2,377)		(1,963)
Change in tax rates on future tax benefit	1,604		1,005		1,067
Non deductible capital loss	—		162		—
Tax deductible share issue costs	—		—		(15)
Non deductible expenses and costs	166		34		38
Other	(17)		—		—
Large corporation tax	71		59		77

Current provision for income tax and future income tax benefit	$1,237	8.8%	$52	1.6%	$77	3.5%

a)  Canadian Income Taxes

  At December 31, 2004, the Company has approximately $149 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian federal income tax purposes and approximately $139 million of research and development costs deducted in the accounts, in excess of amounts claimed for provincial income tax purposes.

  The Company also has unutilized investment tax credits of approximately $4.1 million available to reduce future Canadian income taxes. These credits expire as follows:

2009	$100
2010	550
2011	150
2012	700
2013	900
2014	900
2015	800

$4,100

  The Company has determined that CMC Electronics' acquisition of a majority of the common shares of the Company on April 17, 1998, BAE SYSTEMS p.l.c.'s acquisition of the majority of the common shares of CMC Electronics on November 29, 1999 and ONCAP's acquisition of the common shares of CMC Electronics on April 11, 2001, constitute acquisitions-of-control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian losses, deductions, and investment tax credits may be subject to limitation.

  The ultimate availability and amount of the losses and other tax benefits described above may be dependent upon future Canada Revenue Agency audits. An adverse determination could result in a significant decrease in the availability and amount of the tax benefits described above.

b)  U.S. Income Taxes

  The Company's wholly-owned U.S. subsidiaries have net operating loss carryforwards totalling approximately U.S.$38.0 million which expire in 2007 and 2008. However, these operating loss carryforwards will be substantially limited due to the acquisitions-of-control by CMC Electronics, BAE SYSTEMS p.l.c. and ONCAP.

NOTE 16  RELATED PARTY TRANSACTIONS

  In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,
	2004	2003	2002
Product sales to Point, Inc.	$2,178	$1,590	$740
Services provided to Point, Inc.	137	133	186
Royalty income from Point, Inc.	—	—	54
Engineering and other services charged by Point, Inc.	265	87	58
Engineering services charged to Point, Inc.	309	—	—
Inventory purchases from CMC Electronics, Inc. and Point, Inc.	1,272	2,809	703
Inventory sold to CMC Electronics, Inc.	85	—	—
Contracted development costs charged by CMC Electronics, Inc.	218	523	125
Product sales and engineering services charged to CMC Electronics, Inc.	—	54	220
Other charges from CMC Electronics, Inc.	318	408	162
Royalties charged to CMC Electronics, Inc.	545	261	76
Royalties paid to CMC Electronics, Inc.	261	82	—
Share offering costs charged to CMC Electronics, Inc.	748	—	—
Share offering costs charged by CMC Electronics, Inc.	55	—	—
Consulting fees charged by Dave Vaughn, after resignation as CEO in February 2002	—	38	105

  Significant related party receivables at December 31, 2004 consist of $1,318 from Point, Inc. ($1,027 at December 31, 2003) and $273 from CMC Electronics ($54 at December 31, 2003). Related party payables at December 31, 2004 were comprised of amounts due to CMC Electronics of $340 ($1,139 at December 31, 2003, $212 of which was long term) and $5 to Point, Inc. ($8 at December 31, 2003).

  The related party notes receivable of $1,614 at December 31, 2004 ($1,721 at December 31, 2003) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of U.S.$5,330. The loans are secured by the assets of Point, Inc. and bore interest at 3% during 2004 (3% in 2003 and 2002). On December 31, 2004, the Company and Sokkia agreed to extend the due dates on the loans to July 31, 2005 (see Note 17).

  During 2003, the Company and Sokkia advanced U.S.$500 in new loans to Point, Inc. (U.S.$830 in 2002), with the Company's share being U.S.$245 (U.S.$407 in 2002). In addition in 2002, the Company and Sokkia provided U.S.$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was

  U.S.$735 and the Company's equity interest in Point, Inc. remained at 49%. There were no new loans or equity financings to Point in 2004.

  On May 14, 2003, the Company acquired CMC Electronics' non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this product line. The fair value of net assets acquired was as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

NOTE 17  INVESTMENT IN POINT, INC.

  On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company's proportionate share of the accounts of Point, Inc.

  The following is a summary of the Company's 49% proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year Ended December 31,
	2004	2003	2002
Current assets	$1,603	$1,728	$2,247
Non-current assets	104	100	139

Total assets	$1,707	$1,828	$2,386

Current liabilities	$2,635	$2,818	$3,477
Long-term liabilities	—	—	—

Total liabilities	$2,635	$2,818	$3,477

Revenues	$5,932	$6,097	$4,635
Gross profit	$1,760	$1,501	$1,203
Expenses	$1,781	$1,535	$2,644
Income (loss)	$(21)	$(34)	$(1,441)
Cash provided by (used in)
Operating activities	$62	$32	$(1,929)
Investing activities	$(23)	$(7)	$(48)
Financing activities	$9	$142	$932
Effect of exchange rate changes on financing activities	$(118)	$(351)	$(9)

  Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia, in the amount of $1,614 ($1,721 at December 31, 2003). The loans are secured by the assets of Point, Inc., and bore interest at 3% during 2004 (3% in 2003 and 2002). On December 31, 2004, the Company and Sokkia agreed to extend the due dates on the loans to July 31, 2005.

  During 2003, the Company and Sokkia advanced U.S.$500 in new loans to Point, Inc. (U.S.$830 in 2002), with the Company's share being U.S.$245 (U.S.$407 in 2002). In addition in 2002, the Company and Sokkia provided U.S.$1,500 in equity financing to Point, Inc. The Company's share of the equity financing was U.S.$735 and the Company's equity interest in Point, Inc. remained at 49%.

  Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of U.S.$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, and/or Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations related to Point, Inc., as of December 31, 2004, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $450, comprised primarily of working capital related items and the costs that would be incurred to cease operations. These financial statements do not reflect any adjustment that would be required if Point, Inc.'s operations were not considered a going concern.

NOTE 18  DISCONTINUED OPERATIONS (MEZURE, INC.)

  As of December 31, 2004, the Company owned a 70% equity interest in Mezure, Inc. ("Mezure"), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.

  During the latter part of 2002, the Company discontinued its financial support of Mezure. In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure's operating activities would discontinue such support.

  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee's Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

  With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379 relating to the liquidation of the residual assets and liabilities of Mezure in the year ended December 31, 2003. While Mezure operated as a separate corporation, Mezure's third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company. The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company's financial position or results of operations.

  The income (loss) from discontinued operations pertaining to Mezure for the year ended on December 31, 2004, 2003 and 2002 is as set forth below.

	2004	2003	2002
Revenues	$—	$34	$288
Cost of sales	—	(1)	(135)
Research and development expenses	—	(27)	(185)
Selling and marketing expenses	—	(32)	(356)
General and administration expenses	21	(112)	(388)
Other income	—	119	128
Gain on liquidation of assets and liabilities	—	379	—

Income (loss) from discontinued operations	$21	$360	$(648)

  The consolidated balance sheets as of December 31, 2004 and December 31, 2003 include residual accounts payable and accrued liabilities related to discontinued operations of $15 and $40, respectively.

NOTE 19  ACQUISITION OF CMC ELECTRONICS' OEM GPS PRODUCT LINE

  On May 14, 2003, the Company acquired CMC Electronics Inc.'s non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

  The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348, respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

  At the time of the acquisition, CMC Electronics owned approximately 58% of the Company's outstanding common shares and accordingly is a related party. The acquisition of the CMC Electronics' GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company's Board of Directors.

NOTE 20  CONSOLIDATED STATEMENTS OF CASH FLOWS

  The net changes in non-cash working capital related to operations include:

	Year Ended December 31,
	2004	2003	2002
(Increase) decrease in accounts receivable and related party receivables	$(3,480)	$2,876	$(3,649)
(Increase) decrease in inventories	(409)	(71)	1,782
Decrease (increase) decrease in prepaid expenses and deposits	89	(84)	2
Increase in accounts payable, accrued liabilities and related party payables	2,699	677	1,288
Increase (decrease) in deferred revenue	443	(192)	329
Increase in provision for future warranty costs	128	66	59

Net change in non-cash working capital	$(530)	$3,272	$(189)

NOTE 21  STOCK-BASED COMPENSATION

  Stock Option Plans

  Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus. For year ended December 31, 2004 stock-based compensation expense of $326 was recognized. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. As of December 31, 2004, $353 has been reclassified from contributed surplus to share capital, as a result of stock option exercises.

  Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

  At December 31, 2004, the Company had issued 574 options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 11).

  Prior to the Company's adoption of the amended provisions of Section 3870 on January 1, 2004, the Company applied an intrinsic value based method to account for its stock-based compensation plans, and no compensation cost was recognized within the statement of operations for the years ended December 31, 2003 and 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro-forma net income and net income per share would have been as follows for the years ended December 31, 2003 and 2002:

		Year Ended December 31,
		2003	2002
Net income from continuing operations	As reported	$3,100	$2,145
	Pro forma	$2,637	$1,755
Basic net income from continuing operations per share	As reported	$0.40	$0.28
	Pro forma	$0.34	$0.23
Diluted net income from continuing operations per share	As reported	$0.39	$0.27
	Pro forma	$0.33	$0.22
Net income	As reported	$3,460	$1,497
	Pro forma	$2,997	$1,107
Basic net income per share	As reported	$0.45	$0.19
	Pro forma	$0.39	$0.14
Diluted net income per share	As reported	$0.43	$0.19
	Pro forma	$0.38	$0.14

  The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004, 2003 and 2002: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2004 and 2003 and 135% in 2002.

  The weighted average fair value of options granted was U.S. $10.67 in 2004 (U.S. $2.06 in 2003 and U.S. $2.35 in 2002).

  Phantom Share Plan

  Effective January 1, 2004, the Company established a new Long Term Incentive Plan (LTI Plan), which authorized the grant of approximately 44 thousand phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan have a three-year cliff vesting and would vest on December 31, 2006, if certain performance objectives are achieved. Payments to employees would be made in cash.

  As of December 31, 2004, the Company estimated that the fair value of the granted and outstanding phantom shares was $1,844, based on a 20-day average price of the Company's common shares.

  For the year ended December 31, 2004, the Company recognized $615 in compensation expense related to phantom shares.

NOTE 22  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)  Deferred Development Costs (see Note 7)

  In the year ended December 31, 2004, the Company deferred $218 of development costs ($157 in 2003 and $125 in 2002) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

  In the year ended December 31, 2004, the Company amortized $416 of deferred development costs ($196 in 2003 and $57 in 2002) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

  Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

b)  Stock-Based Compensation

  Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 22 (l)).

  Effective January 1, 2004, under Canadian GAAP the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances as at January 1, 2004 of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002. As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

  Under Canadian GAAP, the Company incurred stock-based compensation expense of $326 in the year ended December 31, 2004. For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

c)  Derivatives and Hedging Activities

  The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard ("SFAS") No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company's foreign exchange contracts have been accounted for as cash flow hedges.

d)  Investment in Joint Ventures

  The accounts of the Company's 49.0% joint venture interest in Point, Inc. and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

  In 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholders' equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

  In addition, in 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure (see Note 18). Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have expensed on acquisition in 2001 (see Note 22(a)).

e)  Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

  On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 19). The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders' carrying value would be accounted for as a reduction of equity.

f)  Classification of Employee Relocation and Termination Costs

  In the year ended December 31, 2002, the Company included $128 of employee relocation and $84 of employee termination costs within other expense in the consolidated statement of operations (see Note 14). Under U.S. GAAP, these costs would be included within operating expenses.

g)  Provision for Future Warranty Costs

  The changes in the provision for future warranty costs during each of the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31,
	2004	2003	2002
Opening balance, beginning of period	$410	$344	$285
Additions to provision	312	220	203
Costs incurred	(184)	(154)	(144)

Ending balance, end of period	$538	$410	$344

h)  Comprehensive Income

  U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

i)  New Canadian and U.S. GAAP Accounting Pronouncements

  In January 2005, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1530, Comprehensive Income. The new accounting standard provides a new location for recognizing certain gains and losses. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

  In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company's balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

  In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

  The mandatory effective date for the new Sections 3855, 1530 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is in the process of evaluating the impact of these recently issued standards, but does not expect that the new standards will have a material impact on its financial position or results of operations.

  In September 2001, the AcSB amended Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The amendments harmonize the Guideline with the corresponding FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), as revised in December 2003. The AcSB believes that, in general, the proposed amendments clarify the application of the basic requirements in the Guideline and reduce the number of circumstances in which the holder of a variable interest is required to consolidate a variable interest entity (VIE). The proposed amendments are expected to result in a more consistent application of consolidation principles to VIEs in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The amended Guideline, issued September 1, 2004, remains effective for annual and interim periods beginning on or after November 1, 2004. The Company does expect this standard to have a material impact on its financial position or results of operations.

  The Company is a reporting issuer in the United States and accordingly is required to reconcile the material differences between Canadian GAAP and U.S. GAAP.

  In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees.

  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

  The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the "modified prospective method" or the "modified retrospective method" of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting. The standard permits and encourages early adoption.

  The Company has commenced its analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether to elect to adopt early, (2) whether to use the modified prospective method or elect to use the modified retrospective method, and (3) whether to use straight line amortization or an accelerated method.

  The Company is analysing the requirements of this new Statement and cannot currently quantify with precision the effect that this standard would have on the Company's financial position or results of operations in the future. If the Company were to adopt SFAS No. 123(R) using the modified retrospective method, the Company's net income under U.S. GAAP would have been $408,000 less than reported in the year ended December 31, 2004.

  In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

  In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company's financial position, results of operations or cash flows.

  In December 2003, the FASB revised FIN No. 46, "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN No. 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. FIN No. 46(R) was effective for the company in the first quarter, and there was no material impact on its financial position, results of operations or cash flows from adoption.

  In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations", and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"', which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.

  In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current US GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

  The Emerging Issues Task Force issued EITF Abstract 03-13 (EITF 03-13) to provide guidance on applying SFAS 144, "Determining Whether to Report Discontinued Operations." SFAS 144 discusses when an entity should disclose a 'component' as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The Company does not expect there to be any material impact on the consolidated financial statements upon adoption of the guidance.

  In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition", which revises or rescinds portions of the revenue recognition interpretative guidance included in the SAB codification to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to revenue recognition guidance no longer necessary due to developments in U.S. GAAP. SAB No. 104 also rescinds the Frequently Asked Questions and Answers document issued in conjunction with the release of SAB No. 101. The changes noted in SAB No. 104 did not have a material impact on the Company's financial position, results of operations, or cash flows.

j)  Summary of the Differences Between Canadian and U.S. GAAP

  The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,
	2004	2003	2002
Net income from continuing operations — Canadian GAAP	$12,794	$3,100	$2,145
Adjustments to U.S. GAAP
Deferred development costs (a)	(218)	(157)	(125)
Amortization of deferred development costs (a)	416	196	57
Stock-based compensation expense (b)	326	—	—
Amortization of intangibles acquired from CMC Electronics (e)	124	62	—

Net income from continuing operations — U.S. GAAP	$13,442	$3,201	$2,077

Net income (loss) from discontinued operations — Canadian GAAP	21	360	(648)
Adjustment to U.S. GAAP
Gain on liquidation of Mezure, Inc. (d)	—	192	—
Gain on dilution of equity in Mezure, Inc. (d)	—	—	(121)

Income (loss) from discontinued operations — U.S. GAAP	21	552	(769)

Net income — U.S. GAAP	13,463	3,753	1,308

Net unrealised gain (loss) on foreign exchange contracts (c)	179	—	(48)
Reclassification to income of gains and losses on cash flow hedges	—	48	(1)

Comprehensive income	$13,642	$3,801	$1,259

	Year Ended December 31,
	2004	2003
Total Assets
Canadian GAAP	$52,946	$35,572
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,359)	(2,557)
Fair value of financial instruments (c)	179	—
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(306)	(430)

U.S. GAAP	$50,460	$32,585

Total Shareholders' Equity
Canadian GAAP	$40,093	$25,447
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,359)	(2,557)
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (e)	186	62

U.S. GAAP — before other comprehensive income	37,428	22,460

Accumulated other comprehensive income	179	—

U.S. GAAP — including accumulated other comprehensive income	$37,607	$22,460

k)  Net Income (Loss) per Share

  Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,
	Canadian GAAP			U.S. GAAP
	Net Income (Loss) per Share — Basic			Net Income (Loss) per Share — Basic
	2004	2003	2002	2004	2003	2002
Continuing operations	$1.59	$0.40	$0.28	$1.67	$0.41	$0.27
Discontinued operations	—	0.05	(0.09)	—	0.08	(0.10)

Net income per share	$1.59	$0.45	$0.19	$1.67	$0.49	$0.17

	Net Income (Loss) per Share — Diluted			Net Income (Loss) per Share — Diluted
	2004	2003	2002	2004	2003	2002
Continuing operations	$1.51	$0.39	$0.27	$1.58	$0.40	$0.27
Discontinued operations	—	0.04	(0.08)	—	0.07	(0.10)

Net income per share	$1.51	$0.43	$0.19	$1.58	$0.47	$0.17

l)  Stock-Based Compensation

  Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

  At December 31, 2004, the Company had issued to employees and directors 574 options (855 in 2003 and 974 in 2002) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in 2004, 2003 and 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income from continuing operations and net income per share would have been as follows:

		Year Ended December 31
		2004		2003		2002
Net income from continuing operations — U.S. GAAP Less: Fair value of stock options	As reported		$13,442 408		$3,201 463		$2,077 390

Net income from continuing operations — U.S. GAAP	Pro forma		$13,034		$2,738		$1,687

Net income from continuing operations — earnings per share (basic)	As reported Pro forma	$ $	1.67 1.62	$ $	0.41 0.35	$ $	0.27 0.22
Net income from continuing operations — earnings per share (diluted)	As reported Pro forma	$ $	1.58 1.53	$ $	0.40 0.34	$ $	0.27 0.22
Net income — U.S. GAAP Less: Fair value of stock options	As reported		$13,463 408		$3,753 463		$1,308 390

Net income — U.S. GAAP	Pro forma		$13,055		$3,290		$918

Net income — earnings per share (basic)	As reported Pro forma	$ $	1.67 1.62	$ $	0.49 0.43	$ $	0.17 0.12
Net income — earnings per share (diluted)	As reported Pro forma	$ $	1.58 1.54	$ $	0.47 0.41	$ $	0.17 0.12

  The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004, 2003 and 2002: dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98% in 2004 and 2003 and 135% in 2002.

m)  Consolidated Statement of Cash Flows

  The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Year Ended December 31,
	2004	2003	2002
Cash flow provided by operations — Canadian GAAP	$12,504	$8,013	$3,162
Adjustments to U.S. GAAP
Deferred development costs (a)	(218)	(157)	(125)
Royalty payment relating to CMC Electronics' OEM GPS business (e)	(261)	(82)	—

Cash flow provided by operations — U.S. GAAP	$12,025	$7,774	$3,037

Cash flow provided by financing activities — Canadian GAAP	$598	$1,308	$435
Adjustments to U.S. GAAP	—	—	—

Cash flow provided by financing activities — U.S. GAAP	$598	$1,308	$435

Cash used in investing activities — Canadian GAAP	$(6,598)	$(8,576)	$(3,835)
Adjustments to U.S. GAAP
Deferred development costs (a)	218	157	125
Royalty payment relating to CMC Electronics' OEM GPS business (e)	261	82	—

Cash used in investing activities — U.S. GAAP	$(6,119)	$(8,337)	$(3,710)

n)  Accounts Payable and Accrued Liabilities

  The following is the breakdown of accounts payable and accrued liabilities:

	Year Ended December 31,
	2004	2003
Accounts payable and accrued trade liabilities	$4,327	$3,632
Accrued salaries, incentive plans and other employee-related obligations	4,031	1,745
Accrued dealer and agent commissions	271	137
Other	519	354

Total	$9,148	$5,868

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of NovAtel Inc.,

We have audited the consolidated financial statements of NovAtel Inc. as at December 31, 2004 and 2003, and for each of the years in the three year period ended December 31, 2004, and have issued our reports thereon dated January 28, 2005 (which audit report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences referring to changes in accounting principles that have a material effect on the comparability of the Company's financial statements and changes in accounting principles that have been implemented in the Company's financial statements); such financial statements and reports are included in the 2004 Annual Report on Form 20-F. Our audits also included the financial statement schedules of NovAtel Inc. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
January 28, 2005

SCHEDULE II
Valuation and Qualifying Accounts
(in thousands)

2002	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$676	587	(186)	$1,077
Provision for future warranty costs	$285	203	(144)	$344

2003	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,077	430	(429)	$1,078
Provision for future warranty costs	$344	220	(154)	$410

2004	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,078	215	(86)	$1,207
Provision for future warranty costs	$410	312	(184)	$538

EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant.(1)
3.2	Restated Bylaws of Registrant.(7)
4.1	Form of Common Stock Certificate.(1)
10.1	Directors Stock Option Plan.(1)
10.2	Stock Option Plan with form of stock option agreement.(1)
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers.(1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner.(3)
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc.(2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd.(4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc.(4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000.(5)
10.9	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada.(5)
10.10	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd.(7)
10.11	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002.(6)
10.12	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton.(7)
*10.13	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P.(7)
10.14	2004 Employee Long-term Incentive Plan.
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

(1)
Incorporated by reference to Registrant's registration statement on Form F-1 (Registration Statement No. 333-6088).

(2)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1998.

(3)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1997.

(4)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 1999.

(5)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2000.

(6)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2002.

(7)
Incorporated by reference to Registrant's annual report on Form 20-F for the year ended December 31, 2003.

*
Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

QuickLinks

PART I
PART II
SIGNATURES
NOVATEL INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
NOVATEL INC. CONSOLIDATED BALANCE SHEETS (in thousands, Canadian dollars)
NOVATEL INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data, Canadian dollars)
NOVATEL INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands, Canadian dollars)
NOVATEL INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars)
NOVATEL INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE II Valuation and Qualifying Accounts (in thousands)
EXHIBIT INDEX