Form 20-F
period 2005-12-31
NOVATEL INC
filed 2006-05-18
CIK 1027539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-29004

NOVATEL INC.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

1120–68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Shares
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
SECTION 15(d) OF THE ACT: NONE

At December 31, 2005, Registrant had outstanding 8,365,150 Common Shares, no par value.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐                      No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes   ☐                      No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days.

Yes  ☒                      No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐                      Accelerated filer  ☒                     Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17   ☐                      Item 18  ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐                      No  ☒

The dollar amounts presented in this Annual Report on Form 20-F are in Canadian currency unless otherwise noted (CDN$1 = U.S. $0.9037 on May 4, 2006), and are presented in accordance with accounting principles generally accepted in Canada. Historic rates of exchange appear in Part I, “Item 3 — Key Information, Selected Financial Data.” The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon NovAtel Inc.’s, (hereinafter referred to as “NovAtel” or “the Company”), financial statements and, more particularly, income applicable to shareholders’ equity are disclosed in Note 23 of Notes to Consolidated Financial Statements.

Certain statements in this Annual Report, including those about the Company’s future plans and intentions, financial guidance, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and the Company’s joint venture Point, Inc. (“Point”), pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in this Annual Report and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Annual Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

(a)	Summary Financial Information

The following table sets forth selected financial data of the Company for the periods indicated. The selected financial data as at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which appear elsewhere in this Annual Report. The selected financial data as at and for the years ended December 31, 2001 and 2002 and as at December 31, 2003 have been derived from our audited consolidated financial statements, not included in this Annual Report. The table sets forth, in Canadian dollars and U.S. dollars, the selected financial data as prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial data should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Annual Report.

	Year Ended December 31
	2005	2004	2003	2002	2001
	(in thousands, except per share data)
Statement of Operations Data (1)
Revenues:
Product sales	$59,306	$48,802	$32,138	$26,967	$23,241
NRE fees	3,989	5,130	6,546	6,179	4,996
Total revenues	63,295	53,932	38,684	33,146	28,237
Cost of sales:
Cost of product sales	22,323	19,586	14,805	11,885	10,730
Cost of NRE fees	2,313	2,917	3,565	4,055	2,542
Total cost of sales	24,636	22,503	18,370	15,940	13,272

Gross profit	38,659	31,429	20,314	17,206	14,965
Operating expenses:
Research and development	10,882	9,588	7,123	5,334	6,571
Selling and marketing	6,387	5,751	5,269	5,361	3,612
General and administration	7,082	5,312	4,280	4,045	3,711
Foreign exchange (gain)loss	255	595	527	(49)	(5)
Share offering costs	—	754	—	—	—
Total operating expenses	24,606	22,000	17,199	14,691	13,889

Operating income	14,053	9,429	3,115	2,515	1,076

Interest income, net	787	313	174	84	131
Other expense	(72)	(67)	(137)	(377)	(128)
Benefit of investment tax credits	1,592	4,356	—	—	—
Income from continuing operations before income taxes	16,360	14,031	3,152	2,222	1,079
Income taxes
Current provision	2,046	2,328	52	77	13
Future income tax expense (benefit)	(2,402)	(1,091)	—	—	—
Total income tax expense (benefit)	(356)	1,237	52	77	13

Net income from continuing operations (3)	16,716	12,794	3,100	2,145	1,066
Income (loss) from discontinued operations (3)	—	21	360	(648)	(956)
Net income	$16,716	$12,815	$3,460	$1,497	$110

Net income (loss) per share (basic):
Continuing operations	$2.01	$1.59	$0.40	$0.28	$0.14
Discontinued operations	—	—	0.05	(0.09)	(0.13)
Net income per share	$2.01	$1.59	$0.45	$0.19	$0.01
Weighted average shares outstanding (basic)	8,298	8,063	7,723	7,681	7,690

Net income (loss) per share (diluted):
Continuing operations	$1.91	$1.51	$0.39	$0.27	$0.14
Discontinued operations	—	—	0.04	(0.08)	(0.13)
Net income per share	$1.91	$1.51	$0.43	$0.19	$0.01
Weighted average shares outstanding (diluted)	8,763	8,500	7,983	7,824	7,704

Footnotes appear on pages 6–10

Year Ended December 31, 2005
(in thousands, except per share data)
(U.S. $ equivalent) (2)
Revenues:
Product sales	$53,595
NRE fees	3,605
Total revenues	57,200
Cost of sales:
Cost of product sales	20,173
Cost of NRE fees	2,091
Total cost of sales	22,264

Gross profit	34,936

Operating expenses:
Research and development	9,834
Selling and marketing	5,772
General and administration	6,400
Foreign exchange loss	230
Total operating expenses	22,236

Operating income	12,700

Interest income, net	711
Other expense	(65)
Benefit of investment tax credits	1,439

Income from continuing operations before income taxes	14,785

Income taxes
Current provision	1,850
Future income tax expense (benefit)	(2,171)
Total income tax expense (benefit)	(321)
Net income	$15,106

Net income per share (basic):
Continuing operations	$1.82
Discontinued operations	—
Net income per share	$1.82

Weighted average shares outstanding (basic)	8,298

Net income per share (diluted):
Continuing operations	$1.72
Discontinued operations	—
Net income per share	$1.72

Weighted average shares outstanding (diluted)	8,763

Footnotes appear on pages 6–10

	December 31,
	(Canadian $)
	2005	2004	2003	2002	2001	U.S. $ Equivalent December 31, 2005(2)
	(in thousands)
Balance Sheet Data(1):
Working capital	$44,270	$30,322	$17,978	$14,372	$12,284	$40,007
Total assets	71,255	52,946	35,572	30,890	27,821	64,393
Long-term liabilities	—	—	212	98	253	—
Total shareholders’ equity	58,117	40,093	25,447	20,547	19,086	52,520

(1)	The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The material differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are described below.

(2)	Canadian dollar amounts for 2005 have been translated into U.S. dollars solely for the convenience of the reader, at the rate of U.S. $0.9037 per CDN $1.00, which was the exchange rate as of May 4, 2006. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

(3)	As of December 31, 2005, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company is treating Mezure as a discontinued operation.

Canadian GAAP to U.S. GAAP Reconciliation ($ thousands)

i)  Deferred Development Costs

As of December 31, 2005, the Company had deferred $1,657 of development costs, net of accumulated amortization related to the development of a certified aviation GPS receiver. In the year ended December 31, 2005, the Company deferred $nil of development costs ($218 in 2004, $157 in 2003, $125 in 2002, and $4 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the year ended December 31, 2005, the Company amortized $538 of deferred development costs ($416 in 2004, $196 in 2003, $57 in 2002, and $36 in 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

In addition, for Canadian GAAP purposes, in connection with the recognition of prior year’s investment tax credits, the Company reduced the deferred development costs by $164 in the year ended December 31, 2005. Under U.S. GAAP, this amount would have been accounted for as an expense when the originating expenditures were incurred.

ii)  Stock-Based Compensation

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 23(k) in the consolidated financial statements presented elsewhere in this Annual Report).

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

Under Canadian GAAP, the Company incurred stock-based compensation expense of $587 in the year ended December 31, 2005 ($326 in 2004). For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

iii)  Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP, the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard (“SFAS”) No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

Under U.S. GAAP, SFAS 133 would result in an increase in total assets of $192 as of December 31, 2005 ($179 as of December 31, 2004) related to the fair value of the Company’s foreign exchange contracts.

iv)  Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point and former 48.7% joint venture interest in Mezure, Inc. (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

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

v)  Intangibles Related to Acquisition of CMC Electronics’ OEM GPS Business

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

vii)   Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the five years ended December 31, are as follows:

	2005	2004	2003	2002	2001
Opening balance, beginning of period	$538	$410	$344	$285	$268
Additions to provision	382	312	220	203	148
Costs incurred	(227)	(184)	(154)	(144)	(131)
Ending balance, end of period	$693	$538	$410	$344	$285

viii)  Investment Tax Credits

Under Canadian GAAP, the Company uses the cost reduction method to account for its investment tax credits. The investment tax credits relate to certain research and development expenses and are recognized when there is reasonable assurance that the Company will be able to realize the benefit of these credits. In the year ended December 31, 2005, the Company recognized $1,756 ($4,356 in 2004, $nil in 2003) of investment tax credits, of which $1,592 was recorded on the statement of operations as a benefit of prior years’ investment tax credits on the statement of operations and $164 was recorded as a reduction of deferred development costs on the balance sheet.

Under U.S. GAAP, the Company would use the flow through method to account for its investment tax credits and would record the recognition of the $1,756 of investment tax credits in 2005 as a reduction of the current income tax provision. Under U.S. GAAP, for the year ended December 31, 2004, the Company would record the recognition of the $4,356 of investment tax credits as a $2,258 reduction of the current income tax provision and as a $2,098 increase in future income tax benefit.

The net effect of these reconciling items would be an increase in net income from continuing operations of $164 in the year ended December 31, 2005 under U.S. GAAP.

ix)  Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently, there is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

x)  Summary of the Differences between Canadian and U.S. GAAP

The effects of the above-noted differences between U.S. and Canadian GAAP produces the following differences on the presented statement of operations data:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net income from continuing operations — Canadian GAAP	$16,716	$12,794	$3,100	$2,145	$1,066
Adjustments to U.S. GAAP
Deferred development costs (i)	—	(218)	(157)	(125)	(4)
Amortization of deferred development costs (i)	538	416	196	57	36
Stock-based compensation expense (ii)	587	326	—	—	—
Reduction of deferred development costs related to recognition of investment tax credits	164	—	—	—	—
Amortization of intangibles acquired from CMC Electronics (v)	124	124	62	—	—

Net income from continuing operations — U.S. GAAP	18,129	13,442	3,201	2,077	1,098

Net income (loss) from discontinued operations — Canadian GAAP	—	21	360	(648)	(956)
Adjustments to U.S. GAAP
Gain on liquidation of Mezure, Inc. (iv)	—	—	192	—	—
Gain on dilution of equity in Mezure, Inc. (iv)	—	—	—	(121)	—
Write-off of Mezure, Inc. development related costs (i)	—	—	—	—	(231)

Income (loss) from discontinued operations — U.S. GAAP	—	21	552	(769)	(1,187)

Net income (loss) — U.S. GAAP	18,129	13,463	3,753	1,308	(89)

Net unrealized gain (loss) on foreign exchange contracts (iii)	192	179	—	(48)	1
Reclassification to income of gains and losses on cash flow hedges	(179)	—	48	(1)	—

Comprehensive income (loss)	$18,142	$13,642	$3,801	$1,259	$(88)

Net income (loss) per share as computed under Canadian and U.S. GAAP is as set forth below for the following periods:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net income per share from continuing operations
Canadian GAAP — basic	$2.01	$1.59	$0.40	$0.28	$0.14
U.S. GAAP — basic	$2.18	$1.67	$0.41	$0.27	$0.14

Canadian GAAP — diluted	$1.91	$1.51	$0.39	$0.27	$0.14
U.S. GAAP — diluted	$2.07	$1.58	$0.40	$0.27	$0.14

	Year Ended December 31,
	2005	2004	2003	2002	2001
Net income (loss) per share
Canadian GAAP — basic	$2.01	$1.59	$0.45	$0.19	$0.01
U.S. GAAP — basic	$2.18	$1.67	$0.49	$0.17	$(0.01)

Canadian GAAP — diluted	$1.91	$1.51	$0.43	$0.19	$0.01
U.S. GAAP — diluted	$2.07	$1.58	$0.47	$0.17	$(0.01)

The reconciliation of the selected consolidated financial data between U.S. and Canadian GAAP produces the following differences on the presented balance sheet data:

	Year Ended December 31
	2005	2004	2003	2002	2001
Total Assets
Canadian GAAP	$71,255	$52,946	$35,572	$30,890	$27,821
Adjustments to U.S. GAAP
Deferred development costs (i)	(1,657)	(2,359)	(2,557)	(2,596)	(2,528)
Fair value of financial instruments (iii)	192	179	—	(48)	—
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	—	(192)	(231)
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(182)	(306)	(430)	—	—
U.S. GAAP	$69,608	$50,460	$32,585	$28,054	$25,062

Total Shareholders’ Equity
Canadian GAAP	$58,117	$40,093	$25,447	$20,547	$19,086
Adjustments to U.S. GAAP
Deferred development costs (i)	(1,657)	(2,359)	(2,557)	(2,596)	(2,528)
Write off of development related costs on Mezure acquisition (i)(iv)	—	—	—	(192)	(231)
Reduction of intangibles acquired from CMC Electronics to carrying value (v)	(492)	(492)	(492)	—	—
Amortization of intangibles acquired from CMC Electronics (v)	310	186	62	—	—
U.S. GAAP before other comprehensive income	$56,278	$37,428	$22,460	$17,759	$16,327

Accumulated other comprehensive income (loss)	192	179	—	(48)	1
U.S. GAAP including accumulated comprehensive income	$56,470	$37,607	$22,460	$17,711	$16,328

(b)	Canadian and U.S. Dollar Exchange Rate

The following table sets forth, for each period presented, the high, low and average exchange rates during the indicated period and the exchange rates at the end of the indicated period for one Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	U.S. Dollars Per Canadian Dollar Year Ended December 31
	2005	2004	2003	2002	2001
Average	$0.8254	$0.7682	$0.7139	$0.6368	$0.6457
High	0.8690	0.8493	0.7738	0.6619	0.6697
Low	0.7872	0.7158	0.6349	0.6200	0.6241
Period end	0.8579	0.8310	0.7738	0.6329	0.6267

	Month Ended
	April 2006	March 2006	February 2006	January 2006	December 2005	November 2005
High	$0.8936	$0.8834	$0.8788	$0.8744	$0.8690	$0.8579
Low	$0.8534	$0.8531	$0.8638	$0.8528	$0.8521	$0.8361

On May 4, 2006 the exchange rate was U.S. $0.9037 per CDN $1.00.

(c)	Dividends

The Company has not paid any cash dividends since its inception. The Board of Directors may pay cash dividends in the foreseeable future, but intends to retain the majority of earnings, if any, for use in its business operations.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

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

NovAtel’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including fluctuations in demand for existing products, the rate of development of new products, the degree of market acceptance of new products, increased competition, acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiaries and joint ventures, certification and market acceptance of new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality and other factors affecting customer purchase patterns and the timing of industry trade shows.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, the proportion of total revenue comprised of NRE revenue, changes in materials and contract manufacturing costs, liquidation of discontinued inventory, and absorption of fixed manufacturing costs.

A shortfall from anticipated revenue, lower gross margins or higher than expected expenses could adversely affect results of operations. In addition, if NovAtel were to receive a major contract, the Company’s expenditures required to support such a contract would likely increase. If revenue from the contract were delayed for any reason, including cancellation or deferral of the contract, the Company’s results of operations could be adversely affected. See “Item 5 — Operating and Financial Review and Prospects, Operating Results.”

If the Company’s product innovations and enhancements are not successful, the Company’s revenue growth and results of operations may be adversely impacted.

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

In addition, development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that NovAtel will achieve timely initial customer shipments of new products. The timely availability of these products in the market place and their acceptance by customers are important to the future success of NovAtel. NovAtel has previously experienced delays in shipping certain of its products and any future delays, whether due to manufacturing delays, product design and development delays, lack of market acceptance, delays in any required regulatory approval, or otherwise, could adversely affect customer acceptance of its products and have a material adverse effect on NovAtel’s business, financial condition and results of operations. From time to time, NovAtel or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of its existing products. No assurance can be given that announcements of currently planned or other new products will not cause customers to defer or stop purchasing NovAtel products until NovAtel or its competitors’ new products become available. In addition, certain of NovAtel’s products must pass governmental and similar certifications before they can be sold. Any inability or delay in obtaining such certifications could have a material adverse effect on NovAtel’s business, financial condition and results of operations. See “Item 4 — Information on the Company, Business Overview — Research and Development.”

The Company is subject to exchange rate fluctuations which could have a material effect on the Company’s revenues and results of operations.

Over 95% of NovAtel’s revenues have been, and are likely to continue to be, realized in currencies other than the Canadian dollar, principally the U.S. dollar. A significant portion of NovAtel’s expenses, however, will be incurred in Canadian dollars. Accordingly, fluctuations in the exchange rates between the U.S. dollar and other foreign currencies and the Canadian dollar could have a material adverse effect on NovAtel’s revenues and its results from operations. If the Canadian dollar increases in value relative to the U.S. dollar, NovAtel’s reported Canadian dollar revenues and net income may be materially and adversely affected. For example, during 2005, the Canadian dollar increased in value relative to the U.S. dollar from $0.8310 on January 1, 2005 to $0.8579 on December 31, 2005. NovAtel uses forward foreign currency contracts to hedge a portion of its exposure to fluctuations in the U.S. dollar and Euro. There can be no assurance that NovAtel will be successful in such hedging activities.

The Company relies on a limited number of customers for a substantial portion of its revenue and any loss of any key customer could have a material effect on the Company’s business, financial condition or results of operations.

In 2005, the Company derived 49% of its revenues from its top four customers, namely Leica Geosystems A.G. (“Leica Geosystems”), Beijing BDStar, Raytheon Company (“Raytheon”), and Sokkia Co. Ltd. (“Sokkia”)/Point. The loss of any key customer could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, should any of the Company’s customers experience financial difficulties resulting in an inability to pay amounts owing to the Company, the Company may experience a material adverse effect on its financial condition and results of operations.

The Company’s strategic co-operation agreement with Leica Geosystems provides that in the event of the acquisition of control of NovAtel or a significant portion of its assets by certain specified competitors of Leica Geosystems, then Leica Geosystems may, among other things, terminate the agreement and any related development or supply agreements. The strategic co-operation agreement between the Company and CMC Electronics contains a similar right in favour of CMC Electronics which is triggered in circumstances in which control of NovAtel or a significant portion of its assets are acquired by certain specified competitors of CMC Electronics. The termination of either of such agreements could have a material adverse effect on NovAtel’s business, financial condition and results of operations and could cause the Company’s quarterly operating results to fluctuate and cause its stock price to decline.

The Company places binding manufacturing orders based on its forecasts and, if the Company fails to adequately forecast demand for its products, it may incur product shortages or excess product inventory.

The Company’s third-party manufacturers require the Company to place binding manufacturing orders in advance of the Company receiving purchase orders from its customers. This may result in product shortages or excess product inventory because the Company cannot easily increase or decrease these purchase orders. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent the Company from fulfilling orders. If the Company fails to adequately forecast demand for its products it could cause the Company’s operating results to fluctuate and cause its stock price to decline.

The Company relies on suppliers for the components used in its products and interruptions in the supply of such components or a significant increase in the price of one or more components could adversely affect the Company’s business, financial condition and results of operations.

Most of the components used in the Company’s products are standard parts readily available from more than one supplier. However, a few components are sourced from sole suppliers or are custom parts unique to NovAtel, including application specific integrated circuits manufactured to proprietary design, radio frequency filters, microprocessors and duplexers/filters. While custom parts make the Company’s products hard to imitate, they also represent a manufacturing risk due to the lack of alternative suppliers. If these parts became unavailable, redesign or modification of the Company’s products could be required. In addition, suppliers may cease manufacturing common components, replacing them with newer parts, which require requalification. These risks could cause an interruption in the Company’s ability to provide a steady stream of products to its customers, which would adversely impact the Company’s revenues and results of operations.

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

Also, a significant increase in the price of one or more components could adversely affect NovAtel’s business, financial condition and results of operations. Although NovAtel has instituted vendor audit programs, there can be no assurance that NovAtel will not face problems with the quality of components in the future that could result in delays in supplies, interrupt shipments and require modification of products already sold by NovAtel, any of which could have a material adverse effect on NovAtel’s business, financial condition and results of operations. NovAtel currently relies on two primary subcontractors to manufacture the majority of its circuit card assemblies. There can be no assurance that the circuit card assembly subcontractors will be able to manufacture NovAtel’s products in a timely and reliable manner. The failure by a subcontractor to manufacture products in a timely and reliable manner could have a material adverse effect on NovAtel’s business, financial condition and results of operations.

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

The Company may not be able to maintain existing OEM customers and strategic relationships or develop distribution channels for the sale of its products which would affect the Company’s revenues and results of operations.

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

NovAtel cannot predict nor control the extent to which its distribution network will be successful in marketing products incorporating the Company’s technology. A material loss of any of the Company’s key OEM customers or strategic partners, either as a result of competitive products offered by other companies or products developed internally by these OEM customers and strategic partners, or their inability to penetrate their respective market segments, could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that NovAtel can continue to attract OEM customers, dealers and strategic partners and any inability to do so could materially adversely affect the Company’s business, financial condition and results of operations.

NovAtel plans to continue expanding its distribution channels. There can be no assurance that such expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company’s sales and marketing organization will be able to successfully compete against the more extensive and well-funded sales and marketing operations of many of NovAtel’s current or potential competitors. NovAtel’s inability to manage effectively its distribution expansion could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution.”

The price of NovAtel’s common shares has fluctuated substantially over the last few years.

Since January 1, 2005, the price of NovAtel’s common shares has ranged from a low of U.S. $14.32 to a high of U.S. $48.45. A number of factors will continue to influence the market price for the common shares, including:

•	volume and timing of orders for NovAtel’s products;

•	quarterly variations in NovAtel’s or its competitors’ results of operations;

•	the announcement and introduction of new products or product enhancements by NovAtel or its competitors;

•	the announcement of acquisition of companies or technologies by NovAtel or its competitors;

•	product liability claims or other litigation;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors that may be unrelated to NovAtel’s operating performance or the operating performance of its competitors.

If the trading market for NovAtel’s stock does not continue to develop, securities analysts may not initiate or maintain research coverage of NovAtel and its shares, and this could adversely affect the market for NovAtel’s shares.

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

The Company is working towards compliance with new European Union (“EU”) restrictions on the use of certain hazardous substances, which may increase the Company’s cost or limit the Company’s ability to sell product in Europe.

There are EU directives that restrict the use of certain hazardous substances and also create requirements on waste electrical and electronic equipment. NovAtel is currently planning to be compliant on both of these directives before the deadlines. However, if the Company’s product development is delayed or if the Company is unable to locate suitable compliant parts and/or compliant manufacturing practices, which deliver the same level of quality as current practices, the Company’s sales to Europe may be impacted, starting in July 2006. In addition, the Company may incur increased costs to dispose of obsolete inventory.

The failure of Point to repay existing loans to the Company or continue as a going concern could adversely affect the Company’s results of operations.

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

Point is dependent on the Company and Sokkia for product supply, distribution and financing. As of December 31, 2005, the Company and Sokkia had collectively loaned Point U.S. $5.3 million, U.S. $2.6 million of which was advanced by the Company. The loans are secured by the assets of Point.

Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired. If the existing loans were ultimately not repaid by Point to the Company and Sokkia, and/or if Point were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point as of December 31, 2005, after consideration of the effects of the proportionate consolidation of Point, would be approximately $600,000, comprised primarily of working capital related items and the costs that would be incurred to cease operations. The consolidated financial statements of the Company contained elsewhere in this Annual Report do not reflect any adjustments that would be required if Point’s operations were discontinued. See “— Dependence on Key Customers.”

The Company’s business is dependent on its intellectual property. If the Company’s patents or trademarks are declared invalid, the Company’s ability to compete may be adversely affected.

NovAtel currently holds 30 U.S. patents and various related foreign patents which expire at various dates no earlier than November 28, 2010. NovAtel also has numerous pending U.S. and foreign patent applications. NovAtel currently licences certain peripheral aspects of its technology from third parties. Although NovAtel believes that its patents and trademarks have value, there can be no assurance that its patents and trademarks, or any additional patents and trademarks that may be obtained in the future, will provide meaningful protection from competition. The value of NovAtel’s products relies substantially on its technical innovation in fields in which there are many current patent filings. NovAtel recognizes that as new patents are issued or are brought to its attention by the holders of such patents, it may be necessary for NovAtel to withdraw products from the market, negotiate a license from such patent holders, redesign its products or pay damages assessed as a result of litigation. Such events could have a material adverse effect on NovAtel’s business, financial condition and results of operations. In addition, the legal costs and engineering time required to safeguard intellectual property or to defend against litigation could become a significant expense of operations.

NovAtel has received written notices from certain parties alleging patent infringement of their respective patents. Other than one claim by Trimble Navigation Limited (“Trimble”) for which a settlement agreement was reached, to date, no formal claim has been brought by any of the parties. The Company believes it has valid defences to these claims should formal proceedings be commenced. In protecting its intellectual property rights NovAtel has from time to time sent out letters to third parties regarding potential infringement. While no intellectual property right of the Company has been invalidated or declared unenforceable, there can be no assurance that such rights will not be invalidated due to the existence of prior art or otherwise held unenforceable. See “Item 4 — Information on the Company, Business Overview — Legal Proceedings.”

The Company’s acquisition strategy involves a number of risks, including overpayment, failure to adequately integrate an acquired business and distraction of management from core operations.

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

There is a risk that NovAtel’s products and services may not perform up to expectations. While NovAtel usually contractually limits its liability for damages arising from its provision of services, there can be no assurance that the contractual limitations will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to NovAtel, divert management’s attention and resources from NovAtel’s operations and result in negative publicity that may impair its ongoing marketing efforts. Although NovAtel has general liability insurance, there is no assurance that this insurance will cover the claims or that the claims will not exceed the insurance limit under its current policies.

The Company’s business may be adversely affected by risks associated with international operations.

NovAtel derives a significant portion of its revenues from international sales. NovAtel plans to continue to expand its international sales and marketing efforts. There are a number of risks inherent in NovAtel’s international business activities, including unexpected changes in Canadian, United States or other government policies concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localising products for foreign countries, higher credit risks, potentially adverse tax consequences, limits on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular currency. The financial stability of foreign markets could also affect the Company’s international sales. There can be no assurance that such factors will not materially adversely affect the revenues from NovAtel’s future international sales and, consequently, its results of operations. In addition, revenues that NovAtel earns abroad may be subject to taxation by more than one jurisdiction, which could materially adversely affect its earnings. Furthermore, in certain foreign markets, there may be a reluctance to purchase products based on GPS technology, given the control of GPS by the U.S. Government. Each of these factors could have an adverse effect on NovAtel’s business, financial condition and results of operations. See “Item 4 — Information on the Company, Business Overview — Sales, Marketing and Distribution.”

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

The GPS industry has been going through a consolidation phase over the past several years. A number of GPS companies have been selecting strategic partners to merge, acquire or form joint businesses in an effort to remain cost competitive and meet customer requirements. The Company expects that this consolidation phase will continue for the foreseeable future resulting in fewer, but larger companies. Industry consolidation, by creating stronger and larger potential competitors, could have a material adverse effect on the Company’s business, financial condition and results of operations. See “Item 4 — Information on the Company, Business Overview — Competition.”

A disruption of the GPS satellite network or governmental regulation of this network or GPS products could impair the viability of the Company’s business.

The Company’s products rely on signals from GPS satellites and to a lesser extent GLONASS and Galileo satellites. GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. As of March 2006, there are 29 usable satellites, five more than the design requirement. The satellites have a limited design life of between seven and 11 years and the satellites are also subject to damage by the hostile space environment in which they operate. Of the current constellation of satellites, 19 are past their design target and five are past their design life target by six years or more. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current usefulness of the GPS system or the growth of current and additional market opportunities, which, in either case, would adversely affect the Company’s business, financial condition and the results of operations. Spare satellites have been launched to address these concerns. There can be no assurance that the U.S. Government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged.

Prior to May 2000, the accuracy of GPS was reduced by the distortion of GPS signals as a result of selective availability (“SA”), which was controlled by the U.S. Department of Defense. SA was the activated, intentional system-wide degradation of stand alone GPS accuracy from approximately 25 metres to approximately 100 metres. The Department of Defense implemented SA in order to deny hostile forces accurate position, time and velocity information supplied by GPS. In certain military applications, classified devices are utilized to decode the SA degradation and return accuracies to their original levels. NovAtel has to date been able to design products that will reduce the degradation that can be caused by SA. Although the U.S. Government discontinued the use of SA effective May 2000, there can be no assurance that the U.S. Government will not take further actions which would adversely affect the use of GPS. These actions could include various methods of degrading the system, rendering it inoperable or the re-implementation of SA by the U.S. Department of Defense in times of military action. There can be no assurances that NovAtel would be able to design products to compensate for these further actions. In addition, to protect national security interests, various U.S. Government agencies have indicated their intention to limit or prohibit the use of techniques which compensate for SA and such limitations or prohibitions could have a material adverse effect on the Company’s business, financial condition and results of operations. Certain non U.S. government organizations have expressed concern regarding the susceptibility of GPS equipment to intentional or inadvertent signal interference. Such concern could translate into reduced demand for GPS products in certain geographic regions.

The European Community and European Space Agency have completed plans and are in the process of launching full-scale development of Galileo, a system similar in capability to GPS. NovAtel is actively involved in Galileo receiver development activities under contracts funded by the Canadian Space Agency and the European Space Agency. There can be no assurance that NovAtel will be able to design products compatible with Galileo or that external funding will continue to be available for such work.

The Company derives a substantial portion of its revenue from the aviation industry and factors that adversely affect the aviation industry generally could adversely affect the Company’s financial condition and results of operations.

NovAtel derives revenue from the Aerospace and Defence market sector, a substantial portion of which has been derived from sales to the ground and airborne aviation industry. In the past four and a half years, the aviation industry has experienced an economic slow down and recently began to recover from activities arising from the events of September 11, 2001 in the United States. In addition, as of December 31, 2005, NovAtel deferred $1.7 million of costs related to the development of a certified aviation GPS receiver. A protracted downturn in the aviation industry could result in a material adverse effect on the Company’s revenue from this market and NovAtel’s ability to recover the deferred development costs which could adversely affect its financial condition and results of operations.

The Company may be unable to utilize certain tax deductions and investment tax credits, which could adversely affect the Company’s results of operations.

The Company’s operations are substantially located in Canada and accordingly, Canada is the Company’s main tax jurisdiction. The Company has not recorded a provision for current income taxes in Canada, other than for Canadian federal large corporations tax, income tax related to Waypoint’s operations prior to amalgamation with NovAtel and a provision related to the benefit of income tax credits, due to previously incurred losses, credits and costs. As of December 31, 2005, the Company had approximately $140 million of losses, investment tax credits, depreciation and research and development costs that are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

NovAtel may incur significant costs to satisfy regulatory requirements relating to internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires NovAtel to perform an evaluation of its internal controls over financial reporting and have its auditor attest to such evaluation. Currently, this evaluation will be required in the Company’s Form 20-F for the fiscal year ending December 31, 2006. During 2006, NovAtel will be performing the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements. As a result, the Company expects to incur additional expenses and diversion of management’s time. While NovAtel currently anticipates being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, the Company cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or the impact of the same on its operations.

The Company may be subject to litigation and infringement claims that may harm its business or reputation, be costly and divert management’s attention.

The technology used by NovAtel in its business may subject the Company to claims that the Company infringes on the patents or proprietary rights of others. The risk of this occurring will tend to increase as the GPS, GLONASS and Galileo industry expands and more patents are issued. Furthermore, many of the Company’s competitors and other companies have already applied for patents covering technology similar to that used by the Company, and many patents have already been issued which cover these technologies. The Company may be involved in future lawsuits alleging patent infringement, other intellectual property rights violations, product liability claims or general commercial claims. In addition, litigation may be necessary to:

•	assert claims of infringement;

•	enforce the Company’s patents, if any;

•	protect the Company’s trade secrets or know-how; and

•	determine the enforceability, scope and validity of the proprietary rights of others.

The Company may be unsuccessful in defending or pursing these lawsuits. Regardless of the outcome, litigation can be very costly, can divert management’s efforts and could materially affect the Company’s business and operating results. An adverse determination may subject the Company to significant liabilities or restrict or prohibit the Company from selling its products.

See “Item 4 — Information on the Company, Business Overview — Legal Proceedings.”

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

Between 1992 and 1996, NovAtel divested its non-GPS businesses in a series of transactions. Since that time, NovAtel’s business has been focused primarily on high-precision GPS technology and products.

In 1997, NovAtel completed an initial public offering of its Common Shares in the United States and was concurrently listed on NASDAQ with the offering under the symbol “NGPS.”

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

In 2001, NovAtel acquired a controlling equity interest in Mezure, Inc. (“Mezure”), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of man-made and natural structures. The business operations of Mezure were discontinued in 2003. See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview.”

In 2002, NovAtel and Leica Geosystems AG (“Leica Geosystems”) formed a strategic partnership, under which NovAtel would develop and supply GPS-based products and technology to Leica Geosystems. See “Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Leica Geosystems.”

In May 2003, NovAtel acquired CMC Electronics’ non-aviation L1 GPS OEM product line to broaden the Company’s product line. See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview.”

In 2004, NovAtel and CMC Electronics formed a strategic partnership, under which NovAtel develops and supplies GPS-based products and technology to CMC Electronics. See “Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics.”

From January 2005 to August 2005, CMC Electronics sold all of its common shares of NovAtel.

On October 1, 2005, the Company acquired all of the shares of Waypoint Consulting Inc. (“Waypoint”) for approximately $3.5 million in cash, subject to post-closing adjustments to working capital. Waypoint’s products include specialized real-time and post-processing GPS and GPS/inertial positioning and trajectory software. See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Overview.”

The Company’s principal capital expenditures over the last three years were $2.4 million in 2005, $2.3 million in 2004 and $2.7 million in 2003 and were primarily for equipment for research and development, computer equipment and software and patents/trademarks. The Company expects the capital expenditures of approximately $5.0 million in 2006 to be internally financed.

NovAtel’s Common Shares are listed on NASDAQ under the symbol “NGPS.” The Company’s head and registered offices are located at 1120–68th Avenue N.E., Calgary, Alberta, T2E 8S5, and its website is located at www.novatel.com. The information on the website is not incorporated by reference into this Annual Report.

B.	Business Overview

General

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision positioning technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications.

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

One of the most critical elements of the NovAtel solution is the Company’s product line of GPS receivers. The receiver is the core technology which receives, processes and resolves the GPS signals. The majority of NovAtel’s proprietary technology is incorporated into NovAtel’s receivers and most of the research and development efforts of the Company are directed towards improving their accuracy, reliability and cost effectiveness. These receivers are highly flexible and configurable with software for differing accuracy and performance, allowing the Company and its customers to leverage a limited number of hardware platforms into a wide variety of end-market applications.

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

The GPS system is based on signals presently provided by a constellation of 29 orbiting satellites. The system of satellites currently broadcasts on two frequencies, L1, which is available for civilian use, and L2 which is encrypted and primarily used for military applications. GPS modernization will see a new frequency, L5, and a new Signal, L2C, on satellites launched in the future. GPS positioning is based on a triangulation technique that precisely measures the distance from a GPS receiver to satellites which continuously transmit precisely timed radio signals. GPS receivers calculate the distance by measuring the travel time of the satellite signal. Signals from four satellites are typically required to compute the three dimensional position of the GPS receiver. Under normal operating conditions, a receiver is able to receive signals from six to eight satellites at any point in time.

GLONASS is a similar positioning system established by the former Soviet Union and controlled and operated by the Russian government. The GLONASS system was introduced in 1982 with the launch of its first satellite and currently consists of 12 active satellites. Industry participants generally view GPS as being superior to GLONASS primarily as a result of the greater number of active satellites.

A third system, called Galileo, is currently being developed by the European Space Agency and is scheduled to become operational between 2008 and 2011. According to the report entitled “GPS World Markets” prepared by Allied Business Intelligence Inc., a leading industry research firm, and published in the fourth quarter of 2003 (the “Allied Report”), the European Union is planning to spend U.S. $3.6 billion over the next several years to deploy the Galileo system. The development of alternative satellite positioning systems is a benefit to providers of global positioning technology, such as the Company, since products can be designed to use the signals from multiple systems resulting in greater accuracy and reliability.

GPS Market Overview

The market for positioning technology has experienced significant growth since the original launch of the first GPS satellites. According to the Allied Report, revenue from global GPS systems was estimated to be approximately U.S. $15.0 billion in 2004. According to the report entitled “North American GPS Equipment Markets (A601-22)” prepared by Frost & Sullivan, a leading industry research firm, and published in 2004 (the “Frost & Sullivan Report”, revenue from the North American GPS market was approximately U.S. $4.1 billion in 2004 and is expected to grow to U.S. $6.6 billion in 2007, a 17% compounded annual growth rate.

According to the Frost & Sullivan Report, total unit sales in the North American market are expected to grow from 2.9 million in 2003 to 11.4 million in 2010 for a compounded annual growth rate of approximately 22%. The following chart estimates total North American GPS units shipped or to be shipped for the periods indicated.

Source: Frost & Sullivan Report (2004).

GPS Market

The overall GPS market can be divided into two primary segments, lower precision consumer markets and higher precision commercial markets. Management of the Company estimates NovAtel’s current total addressable annual market for high-precision positioning component technologies and sub-systems is approximately U.S. $300 million to U.S. $400 million.

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

NovAtel has introduced numerous additional technological innovations over the past ten years. See “Item 4 — Information on the Company, Business Overview — Technology.” These and other technological innovations have enabled the significant expansion of applications for high precision GPS positioning solutions.

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

Outsourcing of Core GPS Technology by OEMs and System Integrators

A number of NovAtel’s key competitors and OEM customers have historically developed core GPS technology in-house or have acquired stand alone GPS component vendors. Management of the Company believes there is currently a trend among OEMs and system integrators to outsource core GPS technology to vendors such as NovAtel. By doing so, these companies are attempting to re-focus on their core competencies, developing custom systems for end market applications, which may enable them to make better use of their capital and other resources. Management of the Company also believes it is becoming increasingly difficult for these companies to provide cost effective and technically advanced precision GPS receivers relative to GPS focused companies, such as NovAtel, that have strong patent positions, substantial continuous GPS development and the ability to leverage their receiver technology across multiple applications and customers.

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

Partner with and/or Acquire Enabling and Complementary Technologies

NovAtel continually seeks to develop strategic partnerships with industry leaders of enabling and complementary technologies, such as inertial systems, guidance technology and wireless communications. The

Company also expects to continue to pursue selective strategic acquisitions that complement current product offerings, expand its market opportunity or broaden its customer base.

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

NovAtel has also developed a range of proprietary high-precision GPS positioning software that, working in conjunction with its hardware, enables its customers to achieve accuracies to within a few centimetres, in real-time, while providing a high degree of reliability.

NovAtel leverages the components described above in its aviation and geomatics product lines as well as in its augmented GPS products, such as the SPAN product family. The SPAN product family integrates third-party inertial measurement technology with the Company’s GPS technology (receiver, antenna and software) to provide the user with continuous positioning data even when a GPS signal has been temporarily lost.

NovAtel acquired Waypoint Consulting in 2005. This acquisition provided NovAtel with a new post-processing software product line which the Company believes is a leader in the photogrammetry market. One of the software products post-processes GPS and inertial measurements and fits directly into the SPAN product family mentioned above.

In September 2005, NovAtel also announced its next generation of GPS receivers (“OEMV”) which include improved multipath elimination technology and optional GLONASS capability. The OEMV product family complies with the upcoming EU regulations governing the use of hazardous substances.

In addition, in 2005, the Company successfully developed a GPS/Galileo receiver, and has been selected as part of an industrial team to develop and supply the reference receivers for the Galileo monitoring and ground control system.

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

Selected examples of growth applications in traditional markets include surveying and mapping, aviation and air traffic navigation ground infrastructure and commercial marine.

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

Customers

NovAtel competes in the high-precision global positioning market by selling components and sub-systems to leading OEMs and system integrators in multiple industries. During the past two years NovAtel has sold its products to over 400 customers worldwide, including some of the leading companies in their respective sectors.

For the fiscal year ended December 31, 2005, NovAtel’s 10 largest customers represented 64% of revenue.

Sales to key customers, Leica Geosystems, Beijing BDStar, and Raytheon Systems, accounted for 18%, 11%, and 6%, respectively, of the Company’s total revenues in 2005. In comparison, sales to Leica Geosystems, Beijing BDStar., and Raytheon Systems accounted for 16%, 8%, and 15%, respectively, of the Company’s total revenues in 2004. See “Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Leica Geosystems” and “Item 3 — Key Information, Risk Factors — Dependence on Key Customers.”

The Company’s proportionate share of sales by Point accounted for 9% of total revenues in 2005 compared to 11% of total revenues in 2004.

In 2005, the Company derived 41% of its revenues in the United States, 21% in Asia/Australia, 28% in Europe, 7% in Canada and 3% in other parts of the world.

The Company divides its customers into three primary market categories, Special Applications, Geomatics and Aerospace and Defence. The following chart sets out the consolidated revenues of the Company by the categories indicated for the fiscal years ended December 31, 2003, 2004 and 2005.

Special Applications

Special Applications is the largest and fastest growing category, contributing $42.6 million or 67% of NovAtel’s revenues for the fiscal year ended December 31, 2005. This category has experienced a 37% compounded annual growth rate from 2002 to 2005. This group’s customers are in diverse markets, including precision agriculture, marine, mining and machine control, unmanned vehicles and sports media.

Special Applications has three main types of customers:

•	large, industry leading companies utilizing NovAtel’s proprietary solutions to develop replacement and transformative products for their end-markets, such as Leica Geosystems in the survey market or AGCO in precision agriculture;

•	innovative system integrators that have developed new markets through creative integration of NovAtel’s products with other technology, such as BEELINE; and

•	dealers and distributors that service hundreds of smaller companies that are developing innovative solutions for existing and new markets.

NovAtel’s dealers and distributors are critical in extending the market reach of the Company. In many cases, these organizations make the first sales to small system integrators that grow to become significant customers through the development of innovative product offerings. This was the case for Beijing BDStar, which is now one of NovAtel’s largest customers.

Geomatics

Geomatics (surveying and mapping) was one of the first commercial applications of high-precision GPS technology and is currently a well-established market. The Geomatics category contributed $11.5 million, or 18%, of NovAtel’s revenues for the fiscal year ended December 31, 2005. Revenue in NovAtel’s Geomatics category consists primarily of sales attributable to Point, the Company’s joint venture with Sokkia. Point provides Sokkia’s global marketing organization with advanced measurement solutions for the fields of surveying, mapping, geographic information systems, construction and construction machine control. Sokkia’s distribution system includes more than 25 subsidiaries and representatives around the world, each having its own dealer network. The geomatics category also includes revenues from third party customers which comprised approximately 23% of the geomatics category in 2005. NovAtel’s sales to Leica Geosystems, although primarily for geomatics applications, are not included in this category for reporting purposes due to historical classification.

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

Aerospace and Defence

Aerospace and defence continue to be strong markets for GPS technology and include some of the most technically demanding applications of NovAtel’s products. The Aerospace and Defence category contributed $8.9 million or 14% of NovAtel’s revenues for the fiscal year ended December 31, 2005. Customers of the Company in this group utilize NovAtel’s high-precision positioning technology for critical components in such applications as the ground networks of civil air traffic navigation systems, and in-flight guidance systems on board aircraft that together enable aircraft to determine their precise position, and certain military applications.

The Company’s family of Wide Area Augmentation System (“WAAS”) receivers is a key component of revenue in this category. The WAAS receivers are an important part of the existing ground infrastructure that supports the next generation of air traffic navigation systems for commercial aviation in North America, Europe, Japan, China and India. Raytheon Company, the Federal Aviation Administration (“FAA”) and other leading companies and national aviation organizations around the world have selected NovAtel as a key receiver and signal generator supplier for this application primarily because of NovAtel’s leading technology in this area.

Management of the Company believes that opportunities for future growth within the aviation and defence markets will be driven by such developments as the introduction of the Galileo system and the use of commercial grade receivers in defence applications such as unmanned vehicles. The Company has successfully developed GPS/Galileo receivers, and has been selected as part of an industrial team to develop and supply the reference receivers for the Galileo monitoring and ground control system.

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

Technology

NovAtel has invested significant funds and resources to become a leading provider of high-precision positioning technology. Since 1992, NovAtel has provided several major technological innovations to meet the increasingly demanding needs of the high-precision positioning industry. NovAtel currently holds 30 U.S. patents and various related foreign patents in jurisdictions such as Canada, Europe and Japan which expire at various dates no earlier than November 28, 2010 and has numerous pending U.S. and foreign patent applications. Some of the more significant technology developments by the Company are discussed below.

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

2003 GPS and Micro-Electro-Mechanical System (“MEMS”) Integration

In 2003, the Company developed software that enables the integration of its GPS receivers with a MEMS system. This system can maintain an accurate estimate of position and velocity without the use of GPS satellite signals for short periods of time. In the absence of GPS satellite signals, a GPS receiver cannot provide information about the user’s position or velocity if the direct line-of-sight between the receiver and the satellites is blocked. The integration of GPS and MEMS allows the combined system to provide full position and velocity information while the receiver passes through areas of signal blockage.

2004 GPS Modernization and Integration of Inertial Navigation Systems (“INS”)

In 2004, the Company developed equipment designed to generate and receive the new GPS L5 civil signal. In support of the Company’s air traffic navigation ground infrastructure business, the new L5 equipment will generate the signal used by WAAS Ground Uplink Stations and will also control and monitor the quality of the signal produced by the WAAS geostationary satellites.

The Company continued its technology advancement in the area of integrating GPS and INS technologies, resulting in two patents.

2005 Vision Correlator and Vision Products, GLONASS and Galileo

In 2005, the Company acquired the exclusive rights to the multipath mitigation technique (“MMT”) from the Communication Sciences Corporation for applications in commercial non-military markets. The Company invested in the commercialization of this technology, resulting in design changes within its GPS Digital Signal Processing and software processing sections. The Company’s brand name for this new technology is Vision Correlator. The

Vision Correlator is embedded in the Company’s latest OEMV family of products and will provide a significant improvement in detecting and removing the harmful effects of multipath signal interference, upon release.

The Company’s OEMV family of products also includes optional GLONASS capability. In addition, in 2005, the Company successfully developed GPS/Galileo receivers, and has been selected as part of an industrial team to develop and supply the reference receivers for the Galileo monitoring and ground control system.

Research and Development

The Company’s technology position is supported by a strong commitment to research and development. NovAtel has invested heavily in developing GPS technology, including the design of proprietary software and integrated circuits for GPS receivers. The Company’s research and development expense, net of customer funded programs, was $10.9 million, $9.6 million and $7.1 million in 2005, 2004 and 2003, respectively.

In addition, the Company also receives significant amounts of funding from its customers through NRE contracts to conduct research and development on their behalf. Typically, NovAtel retains ownership of the intellectual property developed under these arrangements and is able to exploit such intellectual property for its own purposes. The Company’s total engineering expenditures comprised of internal research and development programs and customer funded programs, were $15.4 million or 24% of revenue in 2005, $13.1 million or 24% of revenue in 2004, and $10.6 million or 28% of revenue in 2003.

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

Strategic Partnerships

Leica Geosystems

The Company entered into a strategic co-operation agreement with Leica Geosystems on May 1, 2003, to jointly develop new technology for GPS in the high-precision geomatics market. The initial term of the agreement is seven years. Under the terms of the agreement, NovAtel has agreed to develop custom versions of existing GPS receivers and other components for Leica Geosystems. In September 2003, pursuant to the strategic co-operation agreement, the Company entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply Leica Geosystems with a custom GPS receiver. In February 2004 and February 2005, Leica Geosystems announced the launch of new products that incorporate NovAtel’s GPS receiver and antenna technology. In October 2005, Leica Geosystems was acquired by Hexagon AB of Sweden. The Company does not expect this transaction to affect its business with Leica Geosystems. In addition, the Company, Leica Geosystems and CMC Electronics entered into a change of control agreement dated April 5, 2004, which provides Leica Geosystems with certain rights in the event of the acquisition of control of NovAtel by certain competitors of Leica Geosystems. See “— Certain Contractual Rights” and “Item 3 — Key Information, Risk Factors — Dependence on Key Customers.”

Point, a NovAtel/Sokkia Joint Venture

The Company owns 49% of the common shares in Point, a geomatics joint venture with Sokkia, one of the world’s largest suppliers of surveying and mapping equipment. The Company sells GPS receivers and antennas to Point which incorporates these products into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. See “Item 3 — Key Information, Risk Factors — Dependence on Key Customers.”

CMC Electronics

The Company and CMC Electronics entered into a strategic co-operation agreement on April 5, 2004, to cooperate in the development of new technology for GPS aviation solutions and under which the Company would develop and supply global positioning products and technology to CMC Electronics. CMC Electronics is one of the world’s largest suppliers of certified GPS products into the commercial aviation market. The initial term of the agreement is ten years. Under the terms of the agreement, for so long as the Company is CMC Electronics’ sole and exclusive supplier of global positioning products and technologies for certain specified avionics markets and ground based augmentation systems, NovAtel has agreed not to sell such products and technology for use in such markets. In consideration for agreeing to such restrictions, the Company is entitled to receive minimum payments of $2.4 million in the initial four year period of the agreement. NovAtel’s revenue with CMC Electronics in 2005 was approximately $1.1 million, or 1.7% of total revenue. See “Item 3 — Key Information, Risk Factors — Dependence on Key Customers.”

Certain Contractual Rights

Pursuant to the terms of a strategic co-operation agreement dated April 5, 2004, Leica Geosystems has the unilateral right in the case where a defined competitor of Leica Geosystems obtains (1) 50% of the voting shares of the Company, (2) the power to elect a majority of the Board of Directors, or (3) obtain a significant portion of the Company’s technology, to cancel the strategic co-operation agreement and any related development and supply agreements signed between the Company and Leica Geosystems, the right to purchase the intellectual property developed by the Company on behalf of Leica Geosystems (while providing the Company a license to use such intellectual property in its ongoing business) and in the event of a material disruption in supply to deal directly with the Company’s suppliers (subject to appropriate compensation to the Company).

Employees

A key priority of the Company is to attract, train and retain talented employees. NovAtel views its highly skilled and performance-motivated employees as a competitive advantage and a key part of the strategy for future growth. The Company staff turnover rate was approximately 10% for its fiscal year ending December 31, 2005 (excluding Point employees and involuntary separations).

As at December 31, 2003, 2004 and 2005, the Company (excluding Point) had the following full-time employees:

	Full-Time Employees
Department	2003	2004	2005
Research and development	67	75	84
Operations	32	37	52
Administration and finance	21	22	23
Sales and marketing	18	16	21
TOTAL	138	150	180

The Company also retained six part-time, five temporary employees and one contract personnel as at December 31, 2005. Separately, Point employed 44 permanent employees and one temporary employee as at December 31, 2005. None of NovAtel’s employees are represented by a labour union, and the Company has not experienced any work stoppages.

Operations and Facilities

NovAtel’s registered and head office is located in Calgary, Alberta. The Company’s office space totals approximately 46,000 square feet and is subject to a ten-year lease that expires in 2009, with an option for NovAtel to extend the term for a further five-year period. In December 2004, the Company exercised an option under the lease that requires the owner of the Calgary facility to build an expansion of approximately 22,000 square feet. The expansion is expected to be ready for occupancy in July 2006. At this location, the Company assembles, tests, packages and ships most of NovAtel’s products including GPS receivers and antennas.

The circuit card assemblies, which are a primary component of NovAtel’s GPS receiver, are manufactured by contract suppliers in accordance with NovAtel design, manufacturing and testing requirements. NovAtel has two primary subcontract suppliers of circuit card assemblies.

Patents, Trademarks and Licenses

NovAtel currently holds 30 U.S. patents and various related foreign patents in jurisdictions such as Canada, Europe and Japan which expire at various dates no earlier than November 28, 2010, and has numerous pending U.S. and foreign patent applications. The Company also currently has numerous trademarks worldwide, including the NovAtel trademark, which is registered or pending in 31 countries. See “Item 3 — Key Information, Risk Factors — Patents and Proprietary Rights; Patent Litigation.”

NovAtel has copyrights and intellectual property rights to its proprietary software and custom integrated circuit designs. In 1997, the Company purchased a license with respect to its SoftSurv software, which is a full-featured GPS dual frequency data post-processing package software for surveying applications. In 1999, NovAtel licensed SoftSurv and certain intellectual property related to end user products to Point. See “Item 4 — Information on the Company, Business Overview — Strategic Partnerships — Sokkia/Point Joint Venture.”

The Company acquired the exclusive rights to the multipath mitigation technique (“MMT”) from the Communication Sciences Corporation for applications in commercial non-military markets. The Company invested in the commercialization of this technology, resulting in design changes within its GPS Digital Signal Processing and software processing sections. The Company’s brand name for this new technology is Vision Correlator. The Vision Correlator is embedded in the Company’s latest OEMV family of products and provides a significant improvement in detecting and removing the harmful effects of multipath signal interference

Legal Proceedings

In November 1994, the Company commenced an action against Trimble Navigation Limited (“Trimble”) seeking relief and damages for an alleged infringement of the Company’s U.S. Patent No. 5,101,416 (the “Narrow Correlator patent”). In March 1995, Trimble commenced an action against the Company seeking relief and damages for an alleged infringement of Trimble’s U.S. Patent No. 5,390,207 (the “207 patent”). In January 1996, Trimble filed a complaint with the International Trade Commission in the U.S. seeking to ban imports of the Company’s products into the U.S. which allegedly infringed upon the 207 patent. All of these claims were resolved on July 16, 1996 when the Company and Trimble entered into a settlement agreement by cross licensing certain technologies, including a Narrow Correlator license to Trimble. The 1996 settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate the licenses and rights granted upon a direct change of control. As of December 31, 2005, intangible assets of the Company included $77,000 related to the settlement agreement with Trimble. On June 26, 2001, NovAtel received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition of the Company by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and continues to evaluate the impact, if any, of Trimble’s notice of termination. As of the date hereof, the Company has not provided for any impairment of these intangible assets in its financial statements. The Company does not expect this issue to materially affect the financial position, results of operations, or liquidity of the Company.

Other than the foregoing, there are no outstanding legal proceedings material to the Company that the Company is aware of to which the Company, its subsidiaries or any of its properties are subject, nor are there any such proceedings known to be contemplated.

C.	Organizational Structure

On April 17, 1998, CMC Electronics purchased approximately 58% of the Company’s total shares outstanding from the Company’s two principal shareholders. From January 2005 to August, 2005, CMC Electronics sold approximately 4.5 million common shares of NovAtel through open market transactions, reducing its ownership of the Company from approximately 55% to nil%.

The Company does not have any significant subsidiaries.

D.	Property, Plant and Equipment

See “Item 4 — Information on the Company, Business Overview — Operations and Facilities.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company. It should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Item 3 — Key Information, Risk Factors.”

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 23 of the consolidated financial statements of the Company included elsewhere in this Annual Report.

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

The Company’s goal is to become the leading provider of high precision GPS component technology and subsystems. In order to achieve this objective, NovAtel’s management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company’s top ten customers generated 64% of revenue in 2005, NovAtel’s ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

A substantial portion of the Company’s operating costs are relatively fixed in the short-term, and consequently, NovAtel’s short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

In order for the Company to maintain its technology position within its market, the Company’s management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 16% to 19% of revenue in the near term.

As part of the Company’s growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

Most of the Company’s revenues (over 95% in 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

NovAtel’s consolidated financial statements include a 49% proportionate share of the accounts of Point, a geomatics joint venture with Sokkia, as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s balance sheet.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The new product line extended the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This increased the Company’s total addressable market in core sectors and also created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2006. CMC Electronics’ non-aviation L1 GPS OEM product line contributed approximately $3.4 million in revenue in 2005 compared to $4.4 million in 2004.

On October 1, 2005, the Company acquired Waypoint Consulting Inc. (“Waypoint”) for approximately $3.5 million in cash, subject to post closing adjustments to working capital. Of the total purchase price, $2.2 million was paid by December 31, 2005 and $1.2 million held in escrow will be paid in installments over three years, subject to certain conditions. Waypoint’s products include specialized real-time and post-processing GPS and /inertial positioning and trajectory software. The Company plans to leverage Waypoint’s products, intellectual property and expertise across a number of market applications.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products primarily for the survey and mapping market. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic navigation, flight management systems, and certain military applications.

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

Total revenue has increased year over year since 2001 at a compounded annual growth rate of 22% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour, manufacturing overhead and provisions for obsolete inventory and provisions for warranty obligations. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of compensation and benefit costs of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer contracts and other engineering development contracts.

Selling and marketing expenses consist primarily of compensation and benefit costs of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agent’s commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of compensation and benefit costs of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

Critical Accounting Estimates

The Company applies a number of critical accounting estimates in preparing the consolidated financial statements. A discussion of the Company’s critical accounting estimates follows.

Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Revenues from non-recurring engineering fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

In 2005, approximately $4.0 million, or 6.3%, of the Company’s revenue was derived from NRE fees. Approximately 35% of these revenues were recognized from contracts on which the customer paid established rates for time and materials and 65% were recognized from contracts that contained customer milestones.

The Company applies U.S. Statement of Position 97-2, Software Revenue Recognition, to product sales where software is considered more than incidental. For software arrangements involving multiple elements, the Company allocates revenue to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Software revenue is recognized when persuasive evidence of an arrangement exists, the software is delivered in accordance with all terms and conditions of the customer contracts, the fee is fixed or determinable and collection is reasonably assured. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term.

As of December 31, 2005, the Company had deferred revenue of $184,000 in accordance with its software revenue recognition policies.

At the time the Company recognizes revenue, the Company reduces the measurement of revenue by an estimate of the expected product returns and price adjustments. The provision for product returns and price adjustments is assessed for adequacy at each quarter-end and is based on recent historical experience and known customer claims. The provision for product returns and price adjustments was $281,000 as of December 31, 2005 compared to $262,000 at December 31, 2004, with the increase attributable to an increase in revenue.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables. As of December 31, 2005, the Company had deferred revenue related to product shipments to Point of $555,000, net of inter-company eliminations. The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists. This determination would be based on Point’s ability to demonstrate sustained improved operating performance and/or Point receiving additional financial support from the Company and Sokkia sufficient to enable Point to meet its financial obligations on an ongoing basis.

Inventories

Raw materials and components, work-in-progress, and finished goods inventories are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead.

The Company establishes provisions for obsolete or excess inventory. The Company’s products have product life cycles that range on average from two to four years. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. In 2005, the provision for obsolete and excess inventory included in the statement of operations was $147,000 or 0.2% of revenue, compared to $450,000 or 0.8% of revenue in 2004, with the lower provision in 2005 related to the Company’s improved procedures for managing its inventories.

The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products. As of December 31, 2005, the Company had approximately $600,000 (gross value before inventory provisions) of first generation WAAS and older generation GPS receiver inventory for which no firm customer commitments were on hand. Based on the Company’s assessment of future market opportunities, the Company expects that the value of this inventory will not be realized through future sales, and, accordingly, has established provisions to reduce the net value of this inventory to $nil. As at December 31, 2005, the provision for obsolete and excess inventory was $1.5 million or 22% of the gross value of inventory, compared to $2.0 million or 28% at December 31, 2004, with the decrease caused by disposal of certain obsolete inventory items in 2005.

Allowance for Doubtful Accounts

The Company establishes provisions for doubtful accounts receivable. These provisions are established at the time revenue is recognized and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectable or at-risk receivables as well as the aging profile of other receivables. In 2005, the provision for doubtful accounts included in the statement of operations was $20,000 or 0.03% of revenue, compared to $179,000 or 0.3% of revenue in 2004, with the lower provision in 2005 attributable to a decrease in the amount of uncollectable receivables from customers.

As at December 31, 2005, the provision for doubtful accounts was $799,000 or 6.8% of the gross value of the third party receivables compared to $945,000 or 8.9% at December 31, 2004. The lower dollar amount of the provision reflects a write-off of certain older uncollectible customer receivables in 2005.

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

The Company provides for the costs of expected future warranty claims at the time of product shipment. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. As of December 31, 2005, the Company’s provision for future warranty claims was $693,000 compared to $538,000 as of December 31, 2004, with the increase attributable primarily to increased revenue from product shipments.

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

In 2005, the Company deferred development costs of $nil related to the development of a certified aviation GPS receiver, compared to $218,000 in 2004. With the GPS receiver having reached the commercialization stage, the Company amortizes these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $538,000 of these deferred costs in 2005 compared to $416,000 in 2004.

At December 31, 2005 the Company had deferred $1.7 million of development costs ($2.4 million at December 31, 2004). The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the following four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $1.7 million of deferred development costs as of December 31, 2005. Should future actual sales of this receiver be materially lower than the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. The Company assesses the recoverability of the deferred development costs at each quarter end.

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

As of December 31, 2005, the Company had income tax benefits related to previously incurred income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits totaling approximately $140 million, which are available to reduce future taxable income and taxes payable, primarily for Canadian purposes.

Prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred tax benefits will not be realized. Effective 2004, and continuing in 2005, the Company determined, on the basis of consecutive years of increasing profitability from 2001 to 2005 and the Company’s forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average of forecasted profitability for its operations subject to Canadian income tax.

Accordingly, the Company recognized future income tax assets of $5.6 million on its balance sheet as of December 31, 2005, and a corresponding $2.4 million future income tax benefit in its statement of operations for the year ended December 31, 2005. In 2004, the Company recognized $3.2 million of future income tax assets on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.

As of December 31, 2005, the valuation allowance against the calculated future income tax assets was approximately $44.2 million, or 89% of the gross value of the future income tax assets.

If the Company’s forecasted profitability in the foreseeable future were 20% above or 20% below current estimates, the future income tax benefit included in the statement of operations for the year ended December 31, 2005, would have been approximately $3.5 million and $1.3 million, respectively.

Results of Operations

The following table sets out, as a percentage of revenue, consolidated operations data for the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	(Percentage of Revenue)
Revenues	100.0%	100.0%	100.0%
Gross profit — product sales	62.4	59.9	53.9
Gross profit — NRE fees	42.0	43.1	45.5
Total gross profit	61.1	58.3	52.5
Operating expenses:
Research and development	17.2	17.8	18.4
Selling and marketing	10.1	10.7	13.6
General and administration	11.2	9.8	11.1
Foreign exchange loss	0.4	1.1	1.3
Share offering costs	—	1.4	—
Total operating expenses	38.9	40.8	44.4
Operating income	22.2	17.5	8.1
Interest income, net	1.2	0.5	0.4
Other expense	(0.1)	(0.1)	(0.4)
Benefit of investment tax credits	2.5	8.1	—
Income from continuing operations before income taxes	25.8	26.0	8.1
Income taxes
Current provision	3.2	4.3	0.1
Future income tax expense (benefit)	(3.8)	(2.0)	—
Total income tax expense (benefit)	(0.6)	2.3	0.1
Net income from continuing operations	26.4	23.7	8.0
Income (loss) from discontinued operations	—	0.1	0.9
Net income	26.4%	23.8%	8.9%

2005 Compared to 2004

Revenues

Total revenues in 2005 were $63.3 million, representing a 17% increase over 2004 revenues of $53.9 million, despite the adverse impact of the weaker U.S. dollar relative to the Canadian dollar. Since the majority of the Company’s revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel’s revenues. NovAtel’s U.S. dollar denominated revenue declined to an average of $1.22 Canadian in 2005 from an average of $1.30 Canadian in 2004. If the Company’s U.S. dollar denominated revenues were converted into Canadian dollars at equivalent exchange rates, revenue in 2005 would have been approximately 25% higher than in 2004.

The following table sets out revenues of the Company by the market categories indicated for the fiscal years ended December 31, 2005 and 2004.

	2005		2004		Change
	$	%	$	%	$	%
	($000’s)
Geomatics	$11,534	18%	$9,339	17%	$2,195	24%
Aerospace and Defence	8,883	14	11,248	21	(2,365)	(21)
Special Applications	42,596	67	32,952	61	9,644	29
Other	282	—	393	1	(111)	(28)
TOTAL	$63,295	100%	$53,932	100%	$9,363	17%

Geomatics

In 2005, approximately 77% of Geomatics revenues were comprised of NovAtel’s sales to Point, net of intercompany eliminations and the Company’s proportionate share of sales by Point. The balance of geomatics revenue was derived from sales to third party customers. Geomatics sales were $11.5 million in 2005, an increase of 24% from $9.3 million in 2004, due primarily to higher sales to third party customers in Canada and Asia, as well as higher NRE revenue associated with new product development for Point.

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

Aerospace and Defence

Aerospace and Defence revenues were $8.9 million in 2005 compared to $11.2 million for 2004, a decrease of 21%. The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The majority of the revenue in 2005 related to the U.S. WAAS and Indian GAGAN aviation programs that contributed $4.1 million in revenue in 2005 compared to $8.2 million in 2004. The lower revenue was anticipated and was attributable to the substantial completion of major phases of three WAAS related contracts in 2004. In the latter half of 2005, the Company also recognized initial revenue of $1.1 million under a contract funded by the European Space Agency (“ESA”) to develop the Ground Reference Receiver for the European Galileo program.

The certified GPS receiver jointly developed by the Company and CMC Electronics is intended for use in airborne applications and the local area augmentation system (“LAAS”) program. With the GPS receiver achieving certification, the Company earned royalties of $800,000 in 2005, compared to $545,000 in 2004.

In October 2004, the Canadian Space Agency (CSA) awarded a contract to the Company for demonstration and prototype receiver development for the European Galileo system. The value of CSA’s contribution to NovAtel under the contract is $997,000, of which $595,000 was recognized as revenue in 2005. This contract is expected to be completed in the first half of 2006.

In November 2005, the Company commenced work on the Galileo Safety of Life project under a CSA contract with CMC Electronics. The Company expects to receive $500,000 funding on this program over approximately 18 months, with equipment deliveries scheduled for May 2007.

In 2005, the Company received a contract for a portion of the Galileo Reception Chain (GRC) reference receiver development as part of the European Galileo program. The initial contract valued at Euro 1.3 million, will run from June 2005 to mid 2006. Should the contract proceed to a full award, the program may have a value up to Euro 6.3 million over the next two and a half years with delivery of up to 25 production receivers subsystems by mid 2008. The Company recognized $1.1 million in revenue in 2005 under this contract.

Special Applications

Special Applications revenues were $42.6 million in 2005 compared to $33.0 million in 2004, an increase of 29%. The increase was primarily attributable to higher product shipments to Leica Geosystems of $2.6 million, higher shipments of product into China of $2.6 million and higher shipments to the Company’s U.S. dealer network of $2.8 million.

The Company entered into a strategic co-operation agreement with Leica Geosystems in May 2003 to jointly develop new technology for GPS in the high-precision geomatics market. In September 2003, pursuant to the strategic co-operation agreement, NovAtel also entered into a supply agreement with Leica Geosystems which sets forth the arrangements under which NovAtel would develop and supply a custom GPS receiver for Leica Geosystems. In 2004 and 2005, Leica Geosystems announced the launch of new survey products that incorporate NovAtel’s GPS receiver and antenna technology. The Company’s revenue with Leica Geosystems accounted for 18% of total revenue in 2005 and the Company expects revenue from product shipments supplied to Leica Geosystems to comprise between 15% and 20% of NovAtel’s total revenue in 2006.

Revenues by Geographic Market

In 2005, the Company derived approximately 52% of its total revenues from the sale of products to countries outside the United States and Canada compared to 48% in 2004. Revenues from such international sales increased to $33.2 million in 2005 from $25.8 million in 2004, primarily as a result of higher shipments to Leica Geosystems and into China.

Gross Profit

Gross profit increased to $38.7 million in 2005 from $31.4 million in 2004, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 61.1% in 2005 from 58.3% in 2004. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix, including the benefit of Waypoint related products which are primarily software, a lower proportion of NRE fee revenues relative to product sales, and lower provisions for inventory obsolescence.

Research and Development

Research and development expenses increased 14% from $9.6 million in 2004 to $10.9 million in 2005 but decreased as a percentage of total revenues from 17.8% in 2004 to 17.2% in 2005. The increase in research and development expenses is primarily attributable to higher material costs of $523,000, higher employee compensation and benefit costs of $343,000, higher costs for facilities and IT support services of $378,000 and higher consulting and other outside service of $298,000, partially offset by higher recovery of expenses from customer funded programs of $418,000. The Company believes that significant investments in research and development are required to maintain its technology and compete in its business. The Company expects to spend approximately 17% to 19% of revenue in research and development activities in 2006.

Selling and Marketing

Selling and marketing expenses increased 11% from $5.8 million in 2004 to $6.4 million in 2005 but decreased as a percentage of revenue from 10.7% in 2004 to 10.1% in 2005. The increased selling and marketing costs were due primarily to higher employee compensation and benefit costs of $477,000, higher advertising and product promotion costs of $307,000, partially offset by lower provision for doubtful customer accounts receivable of $160,000. The Company expects to spend approximately 10% to 11% of revenue in selling and marketing activities in 2006.

General and Administration

General and administration expenses increased 33% from $5.3 million in 2004 to $7.1 million in 2005 and increased as a percentage of revenue from 9.8% in 2004 to 11.2% in 2005. The increase in general and administration expenses was a result of higher professional fees for legal and audit services of $667,000, higher employee compensation and benefit costs of $460,000, higher insurance costs of $441,000, higher amortization costs of $170,000, higher board of director fees of $100,000, and higher consulting costs related to the Company’s Sarbanes-Oxley 404 compliance project of $260,000, partially offset by higher allocations for facility and IT support to manufacturing, research and development and sales and marketing departments of $550,000. The Company expects to spend approximately 9.5% to 10.5% of revenue in general and administration activities in 2006.

Foreign exchange loss

Foreign exchange loss decreased from $595,000 in 2004 to $255,000 in 2005 due to a slowdown in the weakening of the U.S. dollar relative to the Canadian dollar.

Interest Income, net

NovAtel earned net interest income of $787,000 in 2005 compared to $313,000 in 2004 as a result of higher cash balances available for investment and higher interest rates. The Company’s cash deposits which are not required for operations are invested in short-term interest bearing instruments.

Benefit of Investment Tax Credits

In 2005, the Company recognized a $1.6 million benefit of investment tax credits related to the use of investment tax credits to shelter tax otherwise payable in 2005. In 2004, the Company recognized a $4.4 million benefit of investment tax credits of which $2.3 million was related to the use of investment tax credits to shelter tax otherwise payable in 2004 and $2.1 million was related to the recognition of future income tax assets.

Provision for Current Income Taxes and Future Income Tax Benefit

The provision for current income taxes consists primarily of an expense related to the benefit of investment tax credits recognized elsewhere on the statement of operations, a provision for income tax payable in the U.S., a provision for income tax payable in Canada related to Waypoint’s operations prior to being amalgamated with the Company, and Canadian federal large corporations tax. The provision for current income taxes was $2.0 million in 2005, compared to $2.3 million in 2004. The decrease was mainly attributable to a lower expense incurred with the recognition of the benefit of investment tax credits.

In 2005, the Company recognized $2.4 million future income tax benefit (see “Critical Accounting Estimates”) compared to $1.1 million in 2004. The Company recognized the future income tax benefit in 2005 on the basis of its improving profitability from 2001 to 2005 and the Company’s forecasted profitability in the foreseeable future.

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
	($000’s)
Geomatics	$9,339	17%	$8,380	22%	$959	11%
Aerospace and Defence	11,248	21	7,558	20	3,690	49
Special Applications	32,952	61	22,563	58	10,389	46
Other	393	1	183	—	210	>100
TOTAL	$53,932	100%	$38,684	100%	$15,248	39%

Geomatics

In 2004, Geomatics revenues were largely comprised of NovAtel’s sales to Point, net of intercompany eliminations and the Company’s proportionate share of sales by Point. Geomatics sales were $9.3 million in 2004, an increase of 11% from $8.4 million in 2003, due primarily to higher sales volumes from the Company to Point, including NRE revenue associated with new product development.

Aerospace and Defence

Aerospace and Defence revenues were $11.2 million in 2004 compared to $7.6 million for 2003, an increase of 49%. The majority of the revenue in 2004 related to three U.S. WAAS aviation programs that contributed $8.2 million in revenue, including $5.2 million of hardware deliveries, in 2004 compared to $4.7 million in 2003.

In early 2004, the Company completed a contract awarded by the FAA in 2002 to develop the next generation WAAS receiver. The Company received a letter subcontract from Raytheon Company for production start-up and 83 initial receiver deliveries, all of which were delivered in 2004. The contract has subsequently been amended to add another 22 WAAS receivers for delivery in early 2005. At the end of 2004, the contract had a combined NRE and production value of approximately U.S. $3.7 million. The Company’s NRE work under the program was substantially complete by the end of 2004.

NovAtel also participated in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS. In 2003, NovAtel received a letter subcontract from Raytheon worth up to U.S. $1.64 million NRE plus U.S. $885,000 in hardware deliverables. The Company’s NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System. This letter contract was worth up to U.S. $1.0 million NRE plus U.S. $592,000 in hardware deliverables. The Company’s NRE work under the program was substantially complete by the end of 2004 and all hardware deliveries were completed.

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

Gross Profit

Gross profit increased to $31.4 million in 2004 from $20.3 million in 2003, mainly as a result of increased revenue. Gross profit as a percentage of total revenues increased to 58.3% in 2004 from 52.5% in 2003. The increase in gross margin as a percentage of revenue is primarily attributable to favourable product mix, including the benefit of aviation hardware shipments and a lower proportion of NRE fee revenues relative to product sales, and lower per unit manufacturing costs of the Company’s GPS receivers.

Research and Development

Research and development expenses increased 35% to $9.6 million in 2004 from $7.1 million in 2003 but decreased as a percentage of total revenues to 17.8% in 2004 from 18.4% in 2003. The increase in research and development dollars reflects higher employee compensation and benefit costs of $2.2 million, including higher provisions for employee incentive programs, higher amortization costs of $183,000 relating to equipment and higher non-related party consulting costs of $273,000. In addition, in 2003, the Company incurred one time costs of $441,000 related to the acquisition of CMC Electronics’ non-aviation L1 GPS OEM product line.

Selling and Marketing

Selling and marketing expenses increased 9.1% to $5.8 million in 2004 from $5.3 million in 2003 but decreased as a percentage of total revenues to 10.7% in 2004 from 13.6% in 2003. The increased selling and marketing costs were primarily due to higher employee compensation and benefit costs, including higher provisions for employee incentive programs of $600,000, higher employee relocation costs of $50,000, higher travel costs of $83,000, partially offset by lower distribution costs in Asia of $160,000, and lower provision for doubtful customer accounts receivable of $192,000.

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

Other Expense

Other expense in 2004 was $67,000 compared to $137,000 in 2003 and consisted primarily of cash discount costs related to early payment on sales to Sokkia by Point in both years.

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

In 2004, the Company recognized $1.1 million future income tax benefit (see “Critical Accounting Estimates”) compared to $nil in 2003. The Company recognized the future income tax benefit in 2004 on the basis of its improving profitability from 2001 to 2004 and the Company’s forecasted profitability in the foreseeable future.

Income (Loss) from Discontinued Operations

In 2004, the Company recognized income from discontinued operations of $21,000 compared to $360,000 in 2003, attributable to the liquidation of the residual assets and liabilities of its former subsidiary, Mezure, which was discontinued in 2003.

Quarterly Results of Operations

The following tables set out certain financial information for each of the eight quarters ended December 31, 2005. In the opinion of management of the Company, this information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments have been included in the amounts stated below to fairly present the unaudited quarterly results when read in conjunction with the Company’s audited financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of results for any future period.

	Quarter Ended
	2005				2004
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Oct. 2	Jun. 30	Mar. 31
Revenue	$16,157	$14,295	$17,486	$15,357	$14,371	$13,777	$13,282	$12,502
Cost of sales	5,905	5,614	6,817	6,300	6,201	5,409	5,330	5,563
Gross profit	10,252	8,681	10,669	9,057	8,170	8,368	7,952	6,939
Operating expenses:
Research and development	3,056	2,606	2,882	2,338	2,758	2,394	2,398	2,038
Selling and marketing	1,480	1,689	1,651	1,567	1,218	1,485	1,594	1,454
General and administration	1,928	1,520	1,817	1,817	1,377	1,325	1,304	1,306
Foreign exchange loss (gain)	19	196	32	8	320	325	(72)	22
Share offering costs	—	—	—	—	12	20	722	—
Total operating expenses	6,483	6,011	6,382	5,730	5,685	5,549	5,946	4,820
Operating income	3,769	2,670	4,287	3,327	2,485	2,819	2,006	2,119
Interest income, net	246	218	170	153	118	87	55	53
Other income (expense)	(12)	(16)	(30)	(14)	(15)	(17)	(16)	(19)
Benefit of investment tax credits	556	—	—	1,036	4,356	—	—	—
Income from continuing operations before income taxes	4,559	2,872	4,427	4,502	6,944	2,889	2,045	2,153
Income taxes
Current provision	549	75	109	1,313	2,276	18	22	12
Future income tax expense (benefit)	(1,121)	(371)	(355)	(555)	(1,091)	—	—	—
Total income tax expense (benefit)	(572)	(296)	(246)	758	1,185	18	22	12
Net income from continuing operations	$5,131	$3,168	$4,673	$3,744	$5,759	$2,871	$2,023	$2,141

	Quarter Ended
	2005				2004
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Oct. 2	Jun. 30	Mar. 31
	(Percentage of Revenues)
Revenues	100%	100%	100%	100%	100.0%	100.0%	100.0%	100.0%
Gross profit	63.4	60.7	61.0	59.0%	56.9	60.7	59.9	55.5
Operating expenses:
Research and development	18.9	18.2	16.5	15.2	19.2	17.4	18.1	16.3
Selling and marketing	9.2	11.8	9.4	10.2	8.5	10.8	12.0	11.6
General and administration	11.9	10.6	10.4	11.8	9.6	9.6	9.8	10.5
Foreign exchange loss (gain)	0.1	1.4	0.2	0.1	2.2	2.3	(0.5)	0.2
Share offering costs	0.0	0.0	0.0	0.0	0.1	0.1	5.4	—
Total operating expenses	40.1	42.0	36.5	37.3	39.6	40.2	44.8	38.6
Operating income	23.3	18.7	24.5	21.7	17.3	20.5	15.1	16.9
Interest income, net	1.6	1.5	1.0	1.0	0.8	0.6	0.4	0.4
Other income (expense)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Benefit of investment tax credits	3.4	0.0	0.0	6.7	30.3	—	—	—
Income from continuing operations before income taxes	28.2	20.1	25.3	29.3	48.3	21.0	15.4	17.2
Income taxes
Current provision	3.4	0.5	0.6	8.5	15.8	0.2	0.2	0.1
Future income tax expense (benefit)	(7.0)	(2.6)	(2.0)	(3.6)	(7.6)	—	—	—
Total income tax expense (benefit)	(3.6)	(2.1)	(1.4)	4.9	8.2	0.2	0.2	0.1
Net income from continuing operations	31.8%	22.2%	26.7%	24.4%	40.1%	20.8%	15.2%	17.1%

The following table sets out revenues of the Company by the market categories indicated for the last eight fiscal quarters.

	Quarter Ended
	2005				2004
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Oct. 2	Jun. 30	Mar. 31
	($000’s)
Geomatics	$2,339	$3,010	$3,719	$2,466	$2,803	$2,273	$2,171	$2,092
Aerospace and Defence	2,988	1,326	2,901	1,668	2,141	3,515	3,457	2,135
Special Applications	10,783	9,874	10,841	11,098	9,211	7,906	7,647	8,188
Other	47	85	25	125	216	83	7	87
TOTAL	$16,157	$14,295	$17,486	$15,357	$14,371	$13,777	$13,282	$12,502

The Company’s quarterly results of operations have fluctuated and are expected to continue to fluctuate because of a number of factors which affect revenue, gross margins and operating expenses, including revenue generated from major contracts, acquisition of new product lines, U.S. dollar to Canadian dollar exchange rates, operating results of joint venture and subsidiary entities, new product introductions, fluctuations in NRE fees, seasonality and other factors affecting customer purchase patterns, and the timing of industry trade shows.

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

In 2005, quarterly operating expenses fluctuated due to the impact of changes in staffing levels, recovery of research and development expenses from NRE fees, legal fees, and provisions related to the Company’s employee incentive programs and senior management bonus program.

Liquidity and Capital Resources

In 2005, cash provided by operations was $17.1 million, compared to $12.5 million in 2004. Cash provided by operations in 2005 consisted primarily of $16.7 million of net income and $2.9 million in amortization expenses, partially offset by the effect of a $2.4 million non-cash future income tax benefit and a $1.0 million increase in working capital. The increase in working capital was caused mainly by an increase in accounts receivable, partially offset by an increase in accounts payable and accrued liabilities.

Cash provided by financing activities in 2005 was $778,000, consisting of $721,000 related to the exercise of employee stock options and reimbursement of $57,000 from CMC Electronics, Inc. relating to the proposed public offering/private placement of the Company’s shares in 2004. In 2004, $598,000 in cash was provided by financing activities, $1.5 million of which was also related to employee stock option exercises, partially offset by expenses related to the proposed public offering/private placement of the Company’s shares of $807,000 and capital lease payments of $100,000.

Cash used in investing activities in 2005 was $24.1 million, consisting of purchases of $56.4 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $38.4 million, $3.5 million related to the acquisition of Waypoint, $2.4 million of capital equipment and $221,000 in royalty payments made to CMC Electronics in connection with the purchase of its former OEM GPS business. In 2004, cash used in investing activities was $6.6 million, consisting of purchases of $17.7 million of short-term investments, partially offset by proceeds from maturities of short-term investments of $13.9 million, purchases of $2.3 million of capital equipment, capitalized expenditures of $218,000 related to the development of a certified GPS aviation receiver, and $261,000 royalty payments made to CMC Electronics, also in connection with the purchase of its former OEM GPS business.

At December 31, 2005, NovAtel had cash and short-term investments of $35.1 million. The Company has credit agreements with HSBC Bank Canada and The Toronto Dominion Bank under which it can borrow up to $1.7 million for day-to-day operating requirements and $3.4 million to support the margin requirement related to the purchase of up to approximately U.S. $14.0 to $15.0 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company’s assets. At December 31, 2005, portions of the lines of credit were utilized to support approximately U.S. $8.5 million of foreign exchange contracts (U.S. $7.5 million at December 31, 2004), leaving $1.7 million available for day-to-day operating requirements and the margin capacity necessary to enter into additional U.S. $5.5 to $6.5 million in forward exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Taxes

The Company’s operations are substantially located in Canada and accordingly, Canada is the Company’s main tax jurisdiction. The Company has not recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, income tax related to Waypoint’s operations prior to amalgamation with NovAtel, due to previously incurred losses, credits and costs. As of December 31, 2005, the Company had approximately $140 million of losses, investment tax credits, depreciation and research and development costs that are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999, and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

Prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. In 2004 and 2005, the Company determined, on the basis of consecutive years of increasing profitability from 2001 to 2005 and the Company’s forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

Accordingly, the Company recognized future income tax assets of $5.6 million ($2.4 million current and $3.2 million long term) on its balance sheet as of December 31, 2005, and a corresponding $2.4 million future income tax benefit in its statement of operations for the year ended December 31, 2005.

Outlook

Management of the Company expects revenues to increase as a result of the addition of new customers, the sale of additional products and services to existing customers, the acquisition of Waypoint on October 1, 2005, as well as through the implementation of the Company’s overall growth strategy. NovAtel’s management expects to achieve average long-run organic revenue growth of 15% to 20% per year, prior to currency fluctuations.

The Company’s U.S. dollar denominated revenue generated an average of $1.22 Canadian dollar per U.S. dollar in 2005. As of May 4, 2006, the U.S. dollar was valued at approximately $1.11 per Canadian dollar. The Company currently expects that product shipments to Leica Geosystems will represent 18% to 22% of 2006 revenues. The acquisition of Waypoint is expected to contribute approximately $2.3 million revenue in 2006 compared to approximately $500,000 in 2005. The Company expects gross profit generated on product sales and NRE fees to increase in conjunction with the expected increase in revenue. Research and development expenses are expected to increase to support evolving technological needs and new product development. Sales and marketing expenses and general and administrative expenses are also anticipated to increase to support the anticipated growth in the Company’s business.

In addition, the Company expects to incur general and administrative expenses in 2006 of approximately $1.0 million as part of its Sarbanes-Oxley Section 404 program compared to approximately $500,000 in 2005.

Off Balance Sheet Arrangements

As of December 31, 2005, the Company had no off balance sheet arrangements other than operating leases. The Company has a commitment to fund approximately $1.4 million related to leasehold improvements with respect to an expansion of its Calgary facility.

Contractual Obligations

The following table sets forth the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables.

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 years
	($000’s)
Capital lease obligations	$—	$—	$—	$—	$—
Operating leases	14,685	1,078	2,505	2,636	8,466
Purchase obligations for inventory, capital assets and services	11,518	11,503	15	—	—
Notes payable	1,552	1,552	—	—	—
TOTAL	$27,755	$14,133	$2,520	$2,636	$8,466

Related Party Transactions

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. To date, the Company has paid $564,000 of royalty payments to CMC Electronics. The Company expects the remaining $36,000 royalty payment will be paid by the end of Q1 2006. The transaction was reviewed and approved by a committee of independent directors of the board of directors of the Company.

During the first quarter of 2005, the Company sold $124,000 of products to CMC Electronics, and charged $241,000 in royalties related to the development of a certified aviation GPS receiver. CMC Electronics charged the Company $10,000 equipment service charges in Q1 2005. From January 2005 through August 2005, CMC Electronics sold its interest in NovAtel, does not maintain any representation on the Company’s board of directors and therefore is not considered to be a related party, effective May 11, 2005.

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

In 2005, the Company sold $4.4 million of products to Point, its joint venture with Sokkia. In addition, the Company provided $300,000 in facilities, computer systems support and research and development support and charged engineering services of $1.8 million to Point. The above financial transactions between the Company and Point are before intercompany eliminations.

As at December 31, 2005, the Company and Sokkia had collectively loaned Point U.S. $5.3 million, the Company’s share being U.S. $2.6 million. The loans are secured by the assets of Point.

Point is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired. If the existing loans to Point Inc. of U.S. $5.3 million were ultimately not repaid by Point Inc. to the Company and Sokkia, and/or if Point, Inc. were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations related to Point, Inc. as of December 31, 2005, would be approximately $600,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point.

The consolidated financial statements of the Company included elsewhere in this Annual Report do not reflect any adjustments that would be required if Point’s operations were discontinued.

New Canadian and U.S. GAAP Accounting Pronouncements

Canadian Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with US GAAP and will require the following:

•	Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated balance sheet under shareholders’ equity called other comprehensive income (“OCI”); and

•	Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.

In October 2005, the Emerging Issues Committee of the CICA (the “EIC”) issued Abstract No. 157, “Implicit Variable Interests Under AcG-15” (EIC-157), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on the company’s consolidated financial statements.

In June 2005, the AcSB issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company is in the process of evaluating the impact of the recently issued standard, but does not expect that the new standard will have a material impact on its financial position or results of operations.

U.S. Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the “modified prospective method” or the “modified retrospective method” of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting.

The Company currently intends to adopt SFAS No. 123(R) using the modified prospective method. The Company expects that the adoption of SFAS No. 123(R) will result in an increase to operating expenses under U.S. GAAP in 2006 of approximately $565.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard will be effective for fiscal years beginning after December 15, 2006, and interim periods in those fiscal years, except that the disclosure requirements will be effective for fiscal years ending after December 15, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which requires that changes in accounting principle be retrospectively applied as of the beginning of the first period presented as if that principle had always been used, with the cumulative effect reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments recorded to opening retained earnings. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In June 2005, the FASB published an Exposure Draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, Business Combinations. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, Consolidated Financial Statements.

On July 14, 2005, the FASB published an exposure draft entitled Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions. The proposed interpretation would be effective for the first fiscal year beginning after December 15, 2006. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be recorded as a cumulative-effect change in the income statement as of the end of the period of adoption. Restatement of prior periods or pro forma disclosures under APB Opinion No. 20, Accounting Changes, would not be permitted. Management is in the process of reviewing the requirements of this recent exposure draft.

On September 30, 2005, the FASB issued an Exposure Draft that would amend FASB Statement 128, Earnings per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contracts that may be settled in cash or shares and contingently issuable shares. The proposed Statement would be effective for interim and annual periods ending after June 15, 2006. Retrospective application would be required for all changes to Statement 128, except that retrospective application would be prohibited for contracts that were either settled in cash prior to adoption or modified prior to adoption to require cash settlement. Management is in the process of reviewing the requirements of this recent exposure draft.

Financial Instruments

Most of the Company’s revenues (over 95% in 2005) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. At December 31, 2005, the Company had forward currency contracts to sell U.S. $8.0 million between January 30, 2006 and August 31, 2006 at an average rate of $0.8322 per Canadian dollar.

In addition, the Company had forward foreign currency contracts to sell 320,000 Euro on February 28, 2006 at a rate of 0.6677 Euro per Canadian dollar. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in such hedging activities.

The Company’s operating budget for 2006 is based on an exchange rate of U.S. $0.85 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company’s 2006 budgeted net income by approximately $500,000, prior to taking into consideration the Company’s 2006 hedging program. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company’s 2006 budgeted net income, prior to taking into consideration the Company’s 2006 hedging program.

U.S. $ per Canadian $	Impact on 2006 Budgeted Net Income
Favourable/(Unfavourable) (CDN$)
$0.81	$2.2 million
$0.82	$1.6 million
$0.83	$1.1 million
$0.84	$0.5 million
$0.85	—
$0.86	$(0.5) million
$0.87	$(1.0) million
$0.88	$(1.5) million
$0.89	$(2.0) million
$0.90	$(2.5) million
$0.91	$(2.9) million
$0.92	$(3.4) million
$0.93	$(3.8) million

The Company is not subject to significant interest rate risk due to the short-term maturities of the Company’s outstanding loans and short term investments.

A.	Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have such an effect in the future.

B.	Liquidity and Capital Resources

See “Item 5 — Operating and Financial Review and Prospects, Liquidity and Capital Resources.”

C.	Research and Development, Patents and Licences, etc.

See “Item 4 — Information on the Company, Business Overview — Research and Development” and “— Patents, Trademarks and Licenses.”

D.	Trend Information

See “Item 5 — Operating and Financial Review and Prospects, Operating Results.”

E.	Off Balance Sheet Arrangements

See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Off Balance Sheet Arrangements.”

F.	Tabular Disclosure of Contractual Obligations

See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Contractual Obligations.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information, as of March 15, 2006, regarding the executive officers, directors and certain key employees of the Company:

Name	Age	Position	Director Since	Executive Officer Since
Directors, Executive Officers and Key Employees
Jonathan W. Ladd	50	President and Chief Executive Officer	2002	2002
Werner Gartner	49	Executive Vice President and Chief Financial Officer	2001	1995
Patrick C. Fenton	48	Vice President and Chief Technology Officer	2005	2003
Farlin A. Halsey, Jr.	40	Vice President, Marketing	—	2003
Anthony J. Murfin	58	Vice President, Business Development	—	—
Graham C. Purves	43	Vice President, Sales	—	2003
Michael McAloney	48	Vice President, Operations and Quality	—	—
Curtis Anderson	45	Vice President, OEM Product Development	—	—
Robert J. Iverach	58	Director	2005	—
Richard D. Orman	57	Vice Chairman of the Board	1994	—
Joel A. Schleicher	54	Director	1997	—
Charles R. Trimble	64	Director	2002	—
David E. Vaughn	60	Chairman of the Board	2001	—

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

Curtis Anderson. Mr. Anderson was appointed Vice President, OEM Product Development in January 2005. Mr. Anderson previously served as Director, OEM Engineering from February 2000 until January 2005. Since joining NovAtel in 1994, Mr. Anderson served in a variety of product development roles, including Firmware Engineer and Project Manager.

Michael McAloney.  Mr. McAloney was appointed Vice President, Business Operations and Corporate Quality in March, 2005. Mr. McAloney previously served as Director, Technical Services and Business Operations from 2002 to 2005 and Director Technical Services from 1998 to 2002. From 1995 to 1998, Mr. McAloney was Programs Manager for NovAtel’s GPS business unit. Mr. McAloney is currently a Director of Canadian Manufacturers and Exporters Alberta. Prior to joining NovAtel, Mr. McAloney was employed as Systems Engineer Manager at Micronav Ltd., a provider of Microwave Landing Systems.

Robert J. Iverach.  Mr. Iverach was appointed as a director of the Company in March 2005. From January 1994 to December 2004, Mr. Iverach was a Partner with Felesky Flynn LLP, a tax law firm in Calgary, Alberta. From January 2005 to December 2005, Mr. Iverach was Counsel with that firm. He retired completely from Felesky Flynn LLP on December 31, 2005. Mr. Iverach is presently the Chairman of Win Energy Corporation, Chairman of RAMTelecom Inc, a director of Vacci-Test Corporation, and a Trustee of Big Eagle Services Trust.

Richard D. Orman.  Mr.Orman has served as Vice Chairman of the board of directors of the Company since March 1997 and as a director of the Company since January 1994. Mr. Orman currently serves as Chief Executive of Nor Energy AS. From March 2003 to September 2005, he served as Executive Vice-Chairman of Exceed Energy Inc. From June 1999 to April 2003, Mr. Orman served as Chairman and Chief Executive Officer of Hemisphere International Inc. From March~1996 to October 1998, Mr. Orman was Chairman and Chief Executive Officer of Kappa Energy Company Inc. and served as a director until January 2000. From May 1986 to December 1992, Mr. Orman served as a member of the Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labour from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992. Mr. Orman is lead director for Daylight Energy, a company listed on the Toronto Stock Exchange. Mr. Orman has also served as a director of a number of other public companies.

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

B. Compensation

Summary of Executive Compensation

The following table provides a summary of the compensation paid during each of the three most recently completed fiscal years to each of the Chief Executive Officer and the four next most highly compensated executive officers of the Company who are currently serving as executive officers of NovAtel and whose total salary and other compensation during the fiscal year ended December 31, 2005 exceeded U.S. $100,000 (the “Named Executive Officers”).

					Long Term Compensation
	Annual Compensation				Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)		Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Jonathan W. Ladd CEO and President	2005 2004 2003	$299,369 $294,595 $282,383	$242,500 $329,754 $176,148	$14,917(2) $14,198(2) $14,674(2)	— $71,500 —	(3)	14,500 — 50,000	— — —	— — $6,079(1)

Werner Gartner Executive Vice President and CFO	2005 2004 2003	$193,114 $185,567 $177,902	$132,015 $161,992 $79,176	$9,656(2) $9,266(2) $9,129(2)	— $36,036 —	(3)	7,000 — 15,000	— — —	— — —

Patrick C. Fenton Chief Technology Officer	2005 2004 2003	$168,089 $160,696 $154,027	$110,090 $140,290 $68,551	$8,405(2) $8,025(2) $8,004(2)	— $31,200 —	(3)	6,200 — 12,500	— — —	— — —

Farlin A. Halsey Vice President, Marketing	2005 2004 2003	$162,989 $158,744 $153,524	$101,024 $134,068 $62,100	$8,149(2) $7,930(2) $7,967(2)	— $23,288	(3)	5,000 — 9,000	— — —	— — —

Graham C. Purves Vice President, Sales	2005 2004 2003	$160,721 $149,432 $143,759	$101,024 $134,068 $72,800	$7,911(2) $7,371(2) $7,344(2)	— $21,840 —	(3)	5,000 — 10,500	— — —	— —

All directors and executive officers as a group (ten in 2005, twelve persons in 2004, and twelve persons in 2003)	2005 2004 2003	$1,265,600 $1,283,333 $1,172,999	$686,653 $1,034,240 $517,900	$49,038 $53,821 $54,022	— $205,219 —		43,855 — 107,500	— — —	— — $6,079

(1)	Represents total relocation costs paid by the Company.

(2)	Represents matching contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans.

(3)	Represents values for awards of phantom share units issued pursuant to the 2004 Employee Long-term Incentive Plan. The value of the units are payable in cash subject to performance vesting conditions. Vesting will occur on December 31, 2006 if the cumulative revenue and operating income for the three years ending December 31, 2006 exceeds certain pre-determined performance objectives. As of December 31, 2005, the following number and value of the phantom stock units were held by each executive officer listed in the table: Ladd (5,730 units, U.S.$166,686); Gartner (2,888 units, U.S. $84,012); Fenton (2,500 units, U.S. $72,725); Halsey (1,866 units, U.S. $54,282); and Purves (1,750 units, U.S. $50,908). No dividends are paid on phantom share units. The plan will be liquidated and amounts payable to the participants will be paid out in the event of a change of control of NovAtel based on the months of completed service and the relative success in achieving the performance targets.

Options Granted During the Year Ended December 31, 2005

The following table sets for the details of all options to purchase Common Shares that were granted to the named Executive Officers during the fiscal year ended December 31, 2005.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year (%)	Exercise or Base Price (U.S.$/Security)	Grant Date Present Value (U.S.$) (1)	Expiration Date
Jon Ladd, President and CEO	14,500	13.0%	$19.61	$132,675	May 12, 2010
Werner Gartner, Executive VP and CFO	7,000	6.3%	$19.61	$64,050	May 12, 2010
Pat Fenton, Chief Technology Officer	6,200	5.5%	$19.61	$56,730	May 12, 2010
Farlin Halsey VP, Marketing	5,000	4.5%	$19.61	$45,750	May 12, 2010
Graham Purves, VP, Sales	5,000	4.5%	$19.61	$45,750	May 12, 2010

(1)	Based on a Black- Scholes option pricing model. The same model is used to compute the compensation expense related to stock options reported in the Company’s financial statements.

Options Exercised During the Year Ended December 31, 2005

The following table sets forth details of: (i) options exercised, and the value thereof, by the Named Executive Officers during the fiscal year end December 31, 2005, (ii) the number of unexercised options as at December 31, 2005 (exercisable and unexercisable) held by the Named Executive Officers and (iii) the value of unexercised “in-the-money” options as at the fiscal year ended December 31, 2005, (exercisable and unexercisable) held by the Named Executive Officers. The closing price of the Company’s common shares on the last trading day of the fiscal year was U.S. $27.54 per share.

Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S. $)	Unexercised Options December 31, 2005 (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options at December 31, 2005 (Exercisable/Unexercisable) (U.S. $)
Jonathan W. Ladd CEO and President	—	—	20,000/47,000	$503,925/$935,035
Werner Gartner Executive Vice President & CFO	40,000	$660,414	61,250/18,250	$1,335,023/$340,023
Patrick C. Fenton Chief Technology Officer	5,100	$134,929	70,025/14,950	$1,176,817/$270,453
Farlin A. Halsey Vice President, Marketing	—	—	11,000/14,500	$270,965/$275,655
Graham C. Purves Vice President, Sales	10,000	$226,918	21,923/12,125	$456,025/$172,423

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

The Employee Stock Option Plan provides for the granting of stock options (“Options”) to employees and to such other persons that have or will provide some service to the Company or a related company. The purpose of the Employee Stock Option Plan is to attract and retain the best available personnel for positions of substantial responsibility. The Employee Stock Option Plan is administered by the Compensation Committee of the Board of Directors.

The price of the Company’s Common Shares subject to each Option (the “Option Price”) is set by the Compensation Committee and shall not be less than 100% of the fair market value per Common Share. The Compensation Committee set an Option Price of 115% of fair market for option grants made in May 2005. Options granted under the Employee Stock Option Plan are exercisable at the times and on the terms established by the Compensation Committee. The Compensation Committee may accelerate the exercisability of any Option. Options may also be accelerated in the event the Company is liquidated or dissolved or if certain conditions are met with respect to a change of control.

Vested Options terminate 90 days after an optionee’s termination for any reason other than death or disability. Unvested Options terminate immediately upon the termination of an optionee’s employment or service to the Company. Unless provided otherwise by the Compensation Committee, all Options granted, except incentive stock options, shall expire ten years from the date of grant. The expiration date shall not be later than ten years from the date of grant for incentive stock options. However, any Option granted to a greater than ten percent shareholder of the Company shall not be exercised later than five years from the date of grant. The Compensation Committee set an Option expiration date of five years from the date of grant for Options granted in May 2005. No incentive stock options have been granted. The Option Price must be paid in full in cash or its equivalent at the time of exercise. The Compensation Committee may also permit payment of the Option Price by the tender of previously acquired Common Shares of the Company or such other mechanism approved by the Compensation Committee from time to time.

The June 2005 amendments to the Employee Stock Option Plan also provide that the minimum exercise price of stock options be no less than 100% of the fair market value on the date of grant, that neither the Board of Directors nor the Compensation Committee be authorized to materially amend the Employee Stock Option Plan without shareholder approval; and re-pricing of stock options (including the cancellation and exchange of options) not be permitted without shareholder approval. In addition, the number of Common Shares available for future grant, together with the number of Common Shares issuable upon exercise of outstanding options under the Employee Stock Option Plan and the Directors Stock Option Plan, collectively, may not exceed 13% of the Common Shares outstanding at any time.

The Directors Option Plan provides for the granting of stock options (“Directors Options”) to eligible non-employee directors of the Company. The purpose of the Directors Option Plan is to attract and retain the best available persons for positions on the Company’s Board of Directors. The Directors Option Plan is administered by the Compensation Committee of the Board of Directors.

Under the amended Directors Option Plan, each non-employee director automatically will receive upon joining the Board of Directors and on the date of each subsequent annual meeting at which he or she is a non-employee director, a Directors Option to purchase such number of Common Shares as determined by dividing U.S. $40,000 by the fair market value of a Common Share on the date of the annual meeting in question. Any fractional share will be rounded up to the next full share. For purposes of the Directors Option Plan, fair market value on any date means the closing selling price for a Common Share on The NASDAQ Stock Market on that date.

For example, if the fair market value of a Common Share on the date of the annual meeting in question was U.S. $25.00, then the non-employee director would receive a Directors Option to purchase 1,600 shares (i.e. U.S. $40,000 divided by U.S. $25.000).

The exercise price of the shares subject to each Directors Option will be 100% of the fair market value of the shares on the date of grant. Each Directors Option will become exercisable one year from the date of grant of the Directors Option; provided however that if prior to such date the participant terminates his or her service on the Board of Directors on account of death or disability, then the Directors Option will become exercisable in full on the date of such termination of service. Each Directors Option will terminate five years from the date of grant of the Directors Option. In addition, each Directors Option provides that, until the non-employee director resigns or does not stand for re-election, a non-employee director may only sell up to 50% of the shares received upon exercise of a Directors Option.

The June 2005 amendments to the Directors Option Plan also provide that discretionary grants to non-employee directors be replaced with annual non-discretionary grants pursuant to the terms of the plan; that neither the Board of Directors nor the Compensation Committee be authorized to materially amend the Directors Option Plan without shareholder approval; and that re-pricing of stock options (including the cancellation and exchange of options) not be permitted without shareholder approval. In addition, the number of Common Shares available for future grant, together with the number of Common Shares issuable upon exercise of outstanding options under the Employee Stock Option Plan and the Directors Stock Option Plan, collectively, may not exceed 13% of the Common Shares outstanding at any time.

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

2004 Employee Long-term Incentive Plan

In February 2005, the board of directors approved the 2004 Employee Long-term Incentive Plan (“LTI Plan”) which authorizes the grant of phantom shares to management and employees of the Company. The board of directors is ultimately responsible for the LTI Plan and has designated overall responsibility for the LTI Plan to the Compensation Committee. The number of phantom shares issued and outstanding as of December 31, 2005, was approximately 43,000, which if paid out on December 31, 2005, would have had a value of $1.4 million.

All grants made under the LTI Plan will have a three-year term ending on December 31, 2006. Grants are subject to performance vesting conditions. Vesting will occur on December 31, 2006, if pre-set performance objectives for revenue and operating income are satisfied. Payments with respect to each grant under the LTI Plan will be made in cash, on or about March 31, 2007, subject to approval of the December 31, 2006 year end audited financial results. The value of a phantom share at the time of payment will be based on a 20-day average of the closing price of NovAtel common shares.

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

The directors of the Company received an aggregate of 6,155 stock options of NovAtel as compensation for their services in 2005 (nil in 2004 and 2003).

Directors’ and Officers’ Liability Insurance

The Company maintains a comprehensive directors’ and officers’ liability policy for events arising prior to CMC Electronics acquiring majority control of the Company on April 17, 1998. This policy was originally purchased for $42,000 for the policy period from December 1, 2000 to December 1, 2005 and extended to March 31, 2007. The policy covers limits of liability for each loss and for each policy period of $10 million with a $250,000 deductible for any claims.

CMC Electronics, our former majority shareholder, maintains a comprehensive directors’ and officers’ liability policy for events arising subsequent to April 17, 1998 and prior to April 12, 2001. This policy was purchased for the period April 1, 2001 to April 1, 2007. Directors and officers of the Company are covered by this policy which covers limits of liability for each loss and for the policy period of $35 million with a $250,000 deductible for U.S. securities related claims and $100,000 deductible for other claims.

Onex Corporation, which controls directly or indirectly, a majority of the common shares of CMC Electronics, maintains a comprehensive directors’ and officers’ liability policy which applies to the Company’s directors and officers for events arising subsequent to April 12, 2001 and prior to February 3, 2005. The Onex Corporation policy is in place until November 29, 2006.

The Company maintains comprehensive directors’ and officers’ liability policies for events arising subsequent to January 27, 2005. These policies, in place until April 30, 2007, cover limits of liability for each loss and for each policy period of U.S. $10 million primary coverage with a U.S. $250,000 deductible for any claims and U.S. $10 million excess coverage. The annual premium for these policies is U.S. $217,850.

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

Committees of the Board of Directors

The Company has an Audit Committee and a Compensation Committee.

Audit Committee

The Audit Committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit Committee responsibilities include the engagement or discharge of independent auditors, review with the independent auditors the plan and results of the auditing engagement, review NovAtel’s internal auditing procedures, system of internal accounting controls and financial management and to make inquiries into matters within the scope of this Committee’s functions. The members of the Audit Committee are Richard D. Orman, Joel A. Schleicher and Charles R. Trimble. The Board of Directors has determined that all members of the Audit Committee are “independent directors” as determined in accordance with applicable securities laws and rules of the National Association of Securities Dealers (NASD). The board of directors and the Audit Committee have adopted a written charter of the Audit Committee. The Audit Committee reviews and assesses the adequacy of the charter on an annual basis.

Compensation Committee

The function of the Compensation Committee is to ensure that the Company has a high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the board of directors of the Company concerning the compensation of the key management employees of the Company and the administration of the Plans. The members of the Compensation Committee are Richard D. Orman, Robert Iverach and David E. Vaughn. The Board of Directors has determined that each member of the Compensation Committee is an “independent director” as determined in accordance with applicable securities laws and NASD rules.

D.	Employees

See “Item 4 — Information on the Company, Business Overview — Employees.”

E.	Share Ownership

The following table sets forth as of March 21, 2006, the ownership of the Company’s Common Shares by each director and Named Executive Officer, listed in the compensation table above, and all directors and executive officers as a group:

	Shares Beneficially Owned
Name	Shares	Percent
Patrick C. Fenton (1)	75,650	*
Werner Gartner (2)	66,750	*
Farlin A. Halsey (3)	10,000	*
Robert J. Iverach	5000	*
Jonathan W. Ladd (4)	60,000	*
Richard D. Orman	—	—
Graham C. Purves (5)	26,423	*
Joel A. Schleicher (6)	5,250	*
Charles R. Trimble (7)	7,000	*
David E. Vaughn	—	—
All directors and executive officers as a group (ten persons) (8)	256,073	3.0

*	Less than 1%.

(1)	Represents vested stock options to purchase 75,650 Common Shares of the Company as of March 21, 2006.

(2)	Includes vested stock options to purchase 48,750 Common Shares of the Company as of March 21, 2006.

(3)	Represents vested stock options to purchase 10,000 Common Shares of the Company as of March 21, 2006.

(4)	Includes vested stock options to purchase 40,000 Common Shares of the Company as of March 21, 2006.

(5)	Represents vested stock options to purchase 26,423 Common Shares of the Company as of March 21, 2006.

(6)	Represents vested stock options to purchase 5,250 Common Shares of the Company as of March 21, 2006.

(7)	Represents vested stock options to purchase 7,000 Common Shares of the Company as of March 21, 2006.

(8)	Includes vested stock options to purchase 213,073 Common Shares of the Company as of March 21, 2006.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth as of March 20, 2006 those persons known to the Company to be owners of more than 5% of the Common Shares:

	Shares Beneficially Owned
	Shares	Percent
FMR Corp. (1)	600,000	7.3%
Provident Investment Counsel (2)	569,859	6.8%
Essex Investment Management Co., LLC (3)	424,699	5.1%

(1)	The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, USA, 02109. Based on a Schedule 13 G/A filed on February 14, 2006.

(2)	The address of Provident Investment Counsel is 300 North Lake Avenue, Suite 1001, Pasadena, California, USA, 91101-4106. Based on a Schedule 13 G filed on January 10, 2006.

(3)	The address of Essex Investment Management Co., LLC is 125 High St., 29th Floor, Boston, Massachusetts, USA, 02110. Based on a Schedule 13G filed on February 9, 2006.

To the best of the Company’s knowledge, as of April 3, 2006, U.S shareholders held approximately 5,586,000 of the Company’s outstanding common shares, or 66.3% of total common shares outstanding. This figure may not be entirely accurate because the Company can obtain only limited information regarding the current holding of the Company’s shares in the United States. As of April 3, 2006, there were 21 registered shareholders of NovAtel, of which 19 have addresses within the United States.

B.	Related Party Transactions

See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Related Party Transactions” and “Item 4 — Information on the Company, Business Overview — Strategic Partnerships — CMC Electronics” and “— Certain Contractual Rights.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” for a full list of financial statements included as part of this Annual Report.

Legal Proceedings

See “Item 4 — Information on the Company, Business Overview — Legal Proceedings.”

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

	U.S. $
	High	Low
Annual
2005	$48.450	$14.318
2004	$50.350	$8.070
2003	$11.080	$1.900
2002	$5.200	$1.760
2001	$3.050	$1.250
Quarterly
Q4 – 2005	$31.760	$21.690
Q3 – 2005	$37.150	$22.910
Q2 – 2005	$29.190	$14.318
Q1 – 2005	$48.450	$16.260
Q4 – 2004	$50.350	$11.390
Q3 – 2004	$14.990	$8.540
Q2 – 2004	$15.470	$9.500
Q1 – 2004	$18.900	$8.070
Monthly
April 2006	$37.290	$34.250
March 2006	$37.610	$31.810
February 2006	$35.450	$30.510
January 2006	$35.140	$26.910
December 2005	$30.870	$26.660
November 2005	$31.760	$27.560
October 2005	$29.400	$21.690

B.	Plan of Distribution

Not applicable.

C.	Markets

In February 1997, the Company’s Common Shares commenced trading in the United States on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol “NGPSF.” The Common Shares are not listed on any other non-United States trading market. On March 15, 1999, the Company’s symbol was changed to “NGPS.”

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

In accordance with the provisions of the CBCA, the amendment of certain rights attaching to a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to the Company’s By-laws, a quorum for a meeting of the holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33-1/3% of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board. In circumstances where the rights of Commons Shares may be amended, to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of Common Shares, holders of Common Shares have the right under the CBCA to dissent from such amendment and require the Company to pay them the then fair value of the Common Shares.

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

Except for contracts entered into in the ordinary course of business, the only material contract entered into by NovAtel in the two years immediately preceding the date of this Annual Report which can reasonably be regarded as presently material is the following:

(1)	Change of Control Agreement dated April 5, 2004 among NovAtel, Leica Geosystems and CMC Electronics, as more particularly described under “Item 4 — Information on the Company, Business Overview — Certain Contractual Rights.”

D.	Exchange Controls

Investment Canada Act

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10 — Additional Information, Taxation.”

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preferred Shares of the Company with voting rights (collectively, “Voting Shares”), other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $223 million for the year 2003 and $237 million, the expected threshold, for the year 2004. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO investor if it is a “WTO investor-controlled entity” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

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

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Shares who is neither resident nor deemed to be resident in Canada, who does not use or hold and is not deemed to use or hold their Shares in carrying on a business in Canada and whose Shares do not otherwise constitute “taxable Canadian property” for purposes of the Tax Act (a “U.S. Holder”). Shares of a holder will generally not constitute “taxable Canadian property unless (a) at any time within the sixty (60) months immediately preceding the disposition of Shares by such holder, such holder, persons not dealing at arm’s length with such holder, or any combination thereof, owned (or had options to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company or a predecessor, (b) a holder, upon ceasing to be a Canadian resident, elected under the Tax Act to have the Shares deemed to be taxable Canadian property, or (c) the Shares were acquired in circumstances under which they are deemed to be taxable Canadian property. The Tax Act contains provisions relevant to a non-resident insurer for whom any Securities are “designated insurance property” which this summary does not take into account. This summary is not exhaustive of all potential Canadian income tax consequences to a U.S. Holder of acquiring, holding or disposing of Common Shares.

This summary takes into account the current provisions of Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act publicly announced prior to the date of this Annual Report, and the current published administrative practices and policies of the Canada Revenue Agency. It assumes that all proposals to amend the Tax Act will be enacted in their present form and otherwise does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action nor does it take into account provincial, territorial or foreign tax legislation or considerations.

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

Documents concerning the Company referred to in this Annual Report may be inspected at its headquarters at 1120–68th Avenue N.E., Calgary, Alberta, T2E 8S5, CANADA. The Company provides access to its Quarterly Reports filed on Form 6-K and Annual Report on Form 20-F on its website free of charge, as soon as reasonably practicable after those reports are electronically filed. The Company’s Code of Ethics and Business Conduct is posted on its website at www.novatel.ca.

The Company’s SEC filings and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC, 100 F Street N.E., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

See “Item 5 — Operating and Financial Review and Prospects, Operating Results — Financial Instruments.” The Company is not subject to significant interest rate risk due to the short-term maturities of the Company’s outstanding loans and short-term investments.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report, have concluded that the Company’s disclosure controls and procedures were effective.

Changes in Internal Controls. There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation above during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that Joel A. Schleicher is the Company’s audit committee financial expert as defined by the rules of the SEC. Mr. Schleicher is “independent” as defined by the NASD rules.

Item 16B.	Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct that applies to its principal executive officer, principal financial officer and all other officers, employees and directors of the Company. A copy of the Company’s Code of Ethics and Business Conduct can be found on the Company’s website at www. novatel.ca. There were no amendments to, or waivers granted under, the Code of Ethics and Business Conduct during the year ended December 31, 2005.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2005 and December 31, 2004:

Fees	2005	2004
Audit Fees (1)	$306,058	$361,095
Audit-Related Fees (2)	36,570	—
Tax Fees (3)	91,242	34,012
Other Fees (4)	—	—
Total Fees	$433,870	$395,107

(1)	Audit Fees “consist of fees billed for professional services rendered in connection with the audit of the Company’s consolidated annual financial statements, review of the Company’s quarterly financial statements and the quarterly and annual regulatory filings thereon. In 2004, includes $159,530 related to a proposed Canadian public offering of the Company’s shares in May 2004.

(2)	“Audit-Related Fees” consist of fees for professional services rendered in connection with financial accounting and reporting consultations.

(3)	“Tax Fees” consist of fees billed for professional services rendered for tax compliance and tax advice. These services include preparation of the Company’s income tax returns, employee-related tax issues and excise tax matters.

(4)	“Other Fees” consist of fees for products and services other than the services reported above.

Effective February 13, 2003, the Audit Committee requires pre-approval of all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent registered chartered accountants, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

The Audit Committee reviews all non-audit related services provided by the independent registered chartered accountants to the Company, at each quarterly meeting. In 2005, the Audit Committee approved 100% of the non-audit related services provided in 2005.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases

The Company did not purchase any of its equity securities in 2004.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See Item 19 below for Financial Statements filed as a part of this Annual Report.

Item 19.	Financial Statements and Exhibits

(a)	Financial Statements

1.	Report of Independent Registered Chartered Accountants
2.	Consolidated Balance Sheets
3.	Consolidated Statements of Operations
4.	Consolidated Statements of Shareholders’ Equity
5.	Consolidated Statements of Cash Flows
6.	Notes to Consolidated Financial Statements
7.	Financial Statement Schedules

(b) Exhibits

Exhibit Number	Exhibit
3.1	Restated Articles of Incorporation of Registrant. (1)
3.2	Restated Bylaws of Registrant. (7)
4.1	Form of Common Stock Certificate. (1)
10.1	Directors Stock Option Plan.
10.2	Employee Stock Option Plan with form of stock option agreement.
10.3	Form of Indemnification Agreement to be entered into between Registrant and certain directors and officers. (1)
10.4	Employment Agreement dated July 1, 1997 between NovAtel Inc. and Werner Gartner. (3)
10.5	Lease Agreement (Building) dated January 29, 1999 between Christian Schumacher and NovAtel Inc. (2)
10.6	Agreement made effective July 20, 1999 between NovAtel Inc. and Sokkia Co., Ltd. (4)
10.7	License Agreement made effective August 1, 1999 between NovAtel Inc., Sokkia Co., Ltd. and Point, Inc. (4)
10.8	Operating Loan Credit Facility Letter from HSBC Bank Canada made effective November 6, 2000. (5)
10.9	Amendment made effective January 26, 2001 to Operating Loan Credit Facility Letter from HSBC Bank Canada. (5)
10.10	Employment Agreement dated April 5, 2004 between NovAtel Inc. and Jonathan W. Ladd. (7)
10.11	Operating Line of Credit Facility Letter from The Toronto Dominion Bank dated June 5, 2002. (6)
10.12	Employment Agreement dated November 20, 1996 between NovAtel Inc. and Patrick C. Fenton. (7)
*10.13	Change of Control Agreement dated April 5, 2004 between NovAtel Inc. and Leica Geosystems A.G., CMC Electronics Inc., and Oncap L.P. (7)
10.14	2004 Employee Long-term Incentive Plan. (8)
21.1	List of Subsidiaries.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.

(1)	Incorporated by reference to Registrant’s registration statement on Form F-1 (Registration Statement No. 333-6088).

(2)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1998.

(3)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1997.

(4)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 1999.

(5)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2000.

(6)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2002.

(7)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2003.

(8)	Incorporated by reference to Registrant’s annual report on Form 20-F for the year ended December 31, 2004.

*	Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been granted with respect to the omitted portions.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.

By:	Jonathan W. Ladd President and Chief Executive Officer

Date: May 17, 2006

NOVATEL INC.

MANAGEMENT’S REPORT

Management is responsible to the Board of Directors for the preparation of the Company’s consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The external auditors, Deloitte & Touche LLP, have been appointed by the shareholders to express an opinion as to whether these consolidated financial statements present fairly the Company’s consolidated financial position and operating results in accordance with generally accepted accounting principles in Canada. Their report follows.

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

Jonathan W. Ladd President and Chief Executive Officer	Werner Gartner Executive Vice President and Chief Financial Officer

February 9, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of NovAtel Inc.,

We have audited the consolidated balance sheets of NovAtel Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of NovAtel Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

(signed)  “Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements or changes that have been implemented in the financial statements such as those described in Note 2 to the consolidated financial statements. Our report to the board of directors and shareholders on the consolidated financial statements of NovAtel Inc., dated February 9, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)  “Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, Canadian dollars)

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents (Note 8) (includes $nil compensating balances at December 31, 2005 and $1,000 at December 31, 2004)	$2,721	$8,949
Short-term investments (Note 8) (includes compensating balances of $4,158 at December 31, 2005 and $3,158 at December 31, 2004)	32,363	14,410
Accounts receivable (Notes 3 and 12)	10,694	9,413
Related party receivables (Note 16)	1,331	1,591
Related party notes receivable (Note 16)	1,552	1,614
Inventories (Note 4)	5,436	5,191
Prepaid expenses and deposits	599	268
Future income tax asset — current portion (Note 15)	2,370	1,286
Total current assets	57,066	42,722

Capital assets (Note 5)	3,095	3,447
Intangible assets (Notes 6 and 9)	4,722	2,515
Goodwill (Note 20)	1,494	—
Deferred development costs (Note 7)	1,657	2,359
Future income tax asset — long term portion (Note 15)	3,221	1,903
Total assets	$71,255	$52,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,784	$9,148
Related party payables (Note 16)	15	345
Notes payable (Note 17)	1,552	1,614
Deferred revenue and customer deposits	752	755
Provision for future warranty costs	693	538
Total current liabilities	12,796	12,400

Deferred gain on sale/leaseback of capital assets (Note 5)	342	453
Total liabilities	13,138	12,853

Commitments, contingencies and guarantees (Note 9)

Shareholders’ equity (Note 11):
Capital stock	39,667	38,870
(Common shares issued and outstanding: 8,365 at December 31, 2005 and 8,260 at December 31, 2004)
Contributed surplus	953	442
Retained earnings	17,497	781
Total shareholders’ equity	58,117	40,093
Total liabilities and shareholders’ equity	$71,255	$52,946

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, Canadian dollars)

	Year Ended December 31
	2005	2004	2003
Revenues (Notes 12 and 16)
Product sales	$59,306	$48,802	$32,138
NRE fees	3,989	5,130	6,546
Total revenues	63,295	53,932	38,684
Cost of sales (Note 16)
Cost of product sales	22,323	19,586	14,805
Cost of NRE fees	2,313	2,917	3,565
Total cost of sales	24,636	22,503	18,370
Gross profit	38,659	31,429	20,314

Operating expenses:
Research and development	10,882	9,588	7,123
Selling and marketing	6,387	5,751	5,269
General and administration	7,082	5,312	4,280
Foreign exchange loss	255	595	527
Share offering costs (Note 13)	—	754	—
Total operating expenses	24,606	22,000	17,199

Operating income	14,053	9,429	3,115

Interest income, net	787	313	174
Other expense (Note 14)	(72)	(67)	(137)
Benefit of investment tax credits	1,592	4,356	—
Income from continuing operations before income taxes	16,360	14,031	3,152

Income taxes (Note 15)
Current provision	2,046	2,328	52
Future income tax expense (benefit)	(2,402)	(1,091)	—
Total income tax expense (benefit)	(356)	1,237	52

Net income from continuing operations	16,716	12,794	3,100
Income from discontinued operations (Note 18)	—	21	360
Net income	$16,716	$12,815	$3,460

Net income per share (basic) (Note 11)
Continuing operations	$2.01	$1.59	$0.40
Discontinued operations	—	—	0.05
Net income per share (basic)	$2.01	$1.59	$0.45
Weighted average shares outstanding (basic) (Note 11)	8,298	8,063	7,723

Net income per share (diluted) (Note 11)
Continuing operations	$1.91	$1.51	$0.39
Discontinued operations	—	—	0.04
Net income per share (diluted)	$1.91	$1.51	$0.43
Weighted average shares outstanding (diluted) (Note 11)	8,763	8,500	7,983

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, Canadian dollars)

	Common Shares (Note 11)
	Number	Amount	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders’ Equity
January 1, 2003	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued pursuant to exercise of stock options (Note 11)	301	1,449	—	—	1,449
Repurchase of shares	(2)	(9)	—	—	(9)
Net income	—	—	—	3,460	3,460
December 31, 2003	7,984	$37,012	$13	$(11,578)	$25,447

Change in accounting policy relating to stock-based compensation (Note 2(i))	—	66	390	(456)	—
Common shares issued pursuant to exercise of stock options (Note 11)	276	1,792	(287)	—	1,505
Stock based compensation	—	—	326	—	326
Net income	—	—	—	12,815	12,815
December 31, 2004	8,260	$38,870	$442	$781	$40,093

Common shares issued pursuant to exercise of stock options Note 11)	105	797	(76)	—	721
Stock based compensation	—	—	587	—	587
Net income	—	—	—	16,716	16,716
December 31, 2005	8,365	$39,667	$953	$17,497	$58,117

The accompanying notes are an integral part of these consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

	Year Ended December 31
	2005	2004	2003
Operating activities:
Net income	$16,716	$12,815	$3,460
Share offering costs (Note 13)	—	754	—
Charges and credits to operations not involving an outlay of cash:
Amortization	2,921	2,390	1,807
Loss (gain) on disposal of capital assets	19	19	(66)
Current income tax provision and future income tax benefit	(440)	1,167	—
Benefit of investment tax credits	(1,592)	(4,356)	—
Gain on liquidation of Mezure assets and liabilities (Note 18)	—	(21)	(379)
Stock based compensation expense	587	326	—
Amortization of deferred gain on sale/leaseback of capital assets	(111)	(114)	(118)
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	17	54	37
Net change in non-cash working capital related to operations (Note 21)	(1,025)	(530)	3,272
Cash provided by operating activities	17,092	12,504	8,013

Financing activities:
Issuance of shares (Note 11)	721	1,505	1,449
Repurchase of shares (Note 11)	—	—	(9)
Related party notes receivable	55	(11)	(140)
Notes payable	(55)	11	172
Receipts (payments) related to share offering costs (Note 13)	57	(807)	—
Payment of capital lease obligations	—	(100)	(90)
Effect of exchange rate changes on financing activities	—	—	(74)
Cash provided by financing activities	778	598	1,308

Investing activities:
Purchase of capital and intangible assets	(2,446)	(2,293)	(2,656)
Proceeds from disposal of capital assets	53	29	157
Purchase of short-term investments	(56,350)	(17,720)	(16,971)
Proceeds from short-term investments	38,397	13,865	11,288
Acquisition of Waypoint Consulting Inc. (Note 20)	(3,531)	—	—
Acquisition of CMC Electronics’ OEM GPS business (Note 19)	—	—	(155)
Royalty payment relating to CMC Electronics’ OEM GPS business (Note 19)	(221)	(261)	(82)
Deferred development costs	—	(218)	(157)
Cash used in investing activities	(24,098)	(6,598)	(8,576)

(Decrease) increase in cash and cash equivalents	(6,228)	6,504	745
Cash and cash equivalents beginning of year	8,949	2,445	1,700
Cash and cash equivalents, end of year	$2,721	$8,949	$2,445
Interest paid related to bank advances and capital lease obligations	—	$3	$10
Income taxes paid	$91	$71	$83

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 1    NATURE OF BUSINESS

NovAtel Inc. (“NovAtel” or the “Company”) is incorporated under the laws of Canada. The Company designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (“GPS”) and other positioning technologies.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc. to develop and distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a world-wide basis (see Note 17).

On April 17, 1998, CMC Electronics Inc. (“CMC Electronics”), formerly BAE SYSTEMS CANADA INC., acquired 58.3% of the Company’s outstanding common shares from the Company’s two former principal shareholders (see Note 15).

On April 11, 2001, an investor group led by ONCAP L.P. (“ONCAP”) acquired control of the Company through the acquisition of CMC Electronics (see Note 15). From January 2005 through August 2005, CMC Electronics sold approximately 4.5 million common shares through open market transactions, reducing its ownership of the Company from approximately 55% to 0%.

As of December 31, 2005, the Company owned a 70% equity interest in Mezure, Inc., a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure, which was concluded on September 24, 2003. Consequently, the Company treated Mezure as a discontinued operation for all periods presented (see Note 18).

On October 1, 2005 the Company acquired Waypoint Consulting Inc. (“Waypoint”) for approximately $3.5 million in cash, subject to post-closing adjustments to working capital. Waypoint’s products include specialized real-time and post-processing GPS and GPS/inertial positioning and trajectory software (see Note 20).

NOTE 2    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. The material differences between Canadian and United States (U.S.) generally accepted accounting principles are described in Note 23. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its continuing subsidiaries and its proportionate 49% joint venture interest in Point, Inc.

b)	Foreign Currency Translation

Foreign subsidiaries and Point, Inc. are considered financially and operationally dependent on the Company and are translated into Canadian dollars using current rates of exchange for monetary assets

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for the period for revenues and expenses, except amortization and cost of sales, which are translated at the rate of exchange applicable to the related assets. Gains and losses resulting from these translation adjustments are included in operating income.

Transactions and monetary balances denominated in a currency other than the Canadian dollar are translated into Canadian dollars using yearly average and year-end exchange rates, respectively. Gains and losses arising from this translation process are included in operating income.

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

Capital assets and intangible assets are amortized on a straight-line basis using the expected useful lives of the assets:

Computer and ancillary equipment	4 years
Research and development equipment	4 years
Production equipment	5 years
Automobiles	5 years
Leasehold improvements	Shorter of useful life or the term of leases
Furniture and fixtures	10 years
Product tooling	2–4 years
Patents and trademarks	10 years
Technology	4–10 years
Software licenses	4 years
Market presence of CMC Electronics OEM GPS and Waypoint product lines	4–8.5 years

Capital assets and intangible assets are assessed for future recoverability or impairment by estimating future net undiscounted cash flows and residual values. When impairment has occurred, a loss is recognized in the period. When the carrying value of a long-lived asset is greater than its net recoverable amount as determined on an estimated undiscounted cash flow basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset’s carrying value.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

f)	Revenue Recognition

The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Revenues from non-recurring engineering (“NRE”) fees are recognized at the time services are rendered. On long-term contracts, in which the customer pays established rates for time and materials, revenue is recognized as services are rendered and costs are incurred. On certain long-term contracts, revenue is recognized using the proportional performance method relative to customer milestones achieved. Revisions in cost and profit estimates during the course of work are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Some contracts contain penalty provisions based on performance relative to established targets. Such penalties are included in revenue or cost estimates when amounts can be reasonably determined.

The Company applies U.S. Statement of Position 97-2, Software Revenue Recognition, to product sales where software is considered more than incidental. For software arrangements involving multiple elements, the Company allocates revenue to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Software revenue is recognized when persuasive evidence of an arrangement exists, the software is delivered in accordance with all terms and conditions of the customer contracts, the fee is fixed or determinable and collection is reasonably assured. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term.

g)	Research and Development Costs

Research costs are charged to operations as incurred. Development costs, including software development costs, are charged to operations as incurred unless they meet specific criteria related to technical, market and financial feasibility. In these circumstances, the costs are deferred and amortized on a systematic basis, using a method similar to the unit-of-production method of amortization, subject to an estimate of recoverability.

h)	Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair products for the balance of the warranty periods.

i)	Stock-based Compensation Plans

The Company has stock-based compensation plans (see Note 11). Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the January 1, 2004 opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

j)	Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships.” The guideline establishes conditions where hedge accounting may be applied. Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change. The Company enters into forward foreign currency contracts to reduce its exposure to fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar and Euro. These contracts qualify as hedges under the new accounting guideline and the Company applies hedge accounting to its financial instruments.

k)	Impairment of Long-Lived Assets

The Company reviews both long-lived assets to be held and used and identifiable intangible assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets, whereas such assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As at December 31, 2005, the company determined that there were no triggering events requiring impairment analysis.

Goodwill impairment is assessed at the reporting unit level at least annually, or more frequently if events or circumstances indicate there may be impairment. Potential impairment is identified when the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

l)	Asset retirement obligations

In December 2003, the CICA issued CICA Handbook Section 3110 “Asset Retirement Obligations” which requires the liability recognition for future retirement obligations associated with capital assets. These obligations are initially recognized at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related capital asset and amortized over its useful life. The liability accretes until the Company settles the retirement obligation. The Company retroactively adopted this standard on January 1, 2004. The adoption of this new standard did not have a material impact on the Company’s financial statements.

m)	Variable Interest Entities

Effective January 1, 2005, the Company adopted revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15 provides guidance for applying consolidation principles to certain entities (defined as VIEs) that are subject to control on a basis other than ownership of voting interests. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. AcG-15 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. The adoption of this guideline did not have a material impact on the consolidated financial statements.

n)	Income Taxes

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

o)	Investment Tax Credits

Investment tax credits relating to scientific research and development and capital expenditures are accounted for using the cost reduction method and are recognized once there is reasonable assurance that the Company will be able to realize the benefit from these credits.

p)	Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options, including those not currently exercisable, would be used to purchase common shares at the average market price for the period.

NOTE 3    ACCOUNTS RECEIVABLE

	December 31, 2005	December 31, 2004
Trade receivables, net	$9,840	$8,909
Interest receivable	231	196
Goods and Services Tax receivable	218	164
Other	405	144
	$10,694	$9,413

The receivable balances are net of an allowance for doubtful accounts and sales returns of $1,080 at December 31, 2005 and $1,207 at December 31, 2004.

NOTE 4    INVENTORIES

	December 31, 2005	December 31, 2004
Raw materials and components, net	$2,378	$2,174
Work-in-progress	552	345
Finished goods, net	2,506	2,672
	$5,436	$5,191

The inventory balances are net of a provision for excess and obsolete inventory of $1,546 at December 31, 2005 and $2,023 at December 31, 2004.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 5    CAPITAL ASSETS

	December 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer and ancillary equipment	$2,797	$1,689	$1,108	$3,875	$2,837	$1,038
Production, research and development equipment	4,105	3,021	1,084	3,740	2,608	1,132
Automobiles	26	9	17	26	3	23
Leasehold improvements	201	121	80	170	73	97
Furniture and fixtures	1,770	1,491	279	1,757	1,319	438
Product tooling	1,445	919	526	1,787	1,069	718
Equipment under capital lease	3	2	1	3	2	1
	$10,347	$7,252	$3,095	$11,358	$7,911	$3,447

On January 29, 1999, the Company concluded a sale/leaseback arrangement by which the Calgary facility, including certain adjacent land, with a carrying value of $5,812 at time of sale, was sold for net proceeds of $6,922, resulting in a gain of $1,110. The gain on the sale of the facility has been deferred and is being amortized on a straight-line basis over the ten year term of the lease.

NOTE 6    INTANGIBLE ASSETS

Intangible assets subject to amortization are as set out below:

	December 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Patents and trademarks	$4,262	$2,860	$1,402	$3,925	$2,450	$1,475
Technology	3,670	2,254	1,416	2,410	2,173	237
Software licences	3,691	2,458	1,233	3,133	2,548	585
Market presence of CMC Electronics’ OEM GPS and Waypoint’s product lines	906	235	671	348	130	218
Total intangibles	$12,529	$7,807	$4,722	$9,816	$7,301	$2,515

For the years ended December 31, 2005, 2004 and 2003, amortization expense of intangibles was $941 and $757, and 564 respectively. The weighted-average amortization period is 6.9 years.

The estimated aggregate amortization expense for intangible assets for the five succeeding years is as follows:

2006	$1,128
2007	900
2008	738
2009	561
2010	547

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 7    DEFERRED DEVELOPMENT COSTS

	December 31, 2005	December 31, 2004
Deferred development costs	$2,900	$3,064
Accumulated amortization	(1,243)	(705)
	$1,657	$2,359

The Company has deferred certain costs related to the development of a certified aviation GPS receiver. The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization. The following table discloses the development costs which have been deferred and the amortization of deferred development costs:

	Year Ended December 31
	2005	2004	2003
Deferred development costs	$—	$218	$157
Amortization of deferred development costs	$538	$416	$196

At December 31, 2005, the Company had deferred $1,657 of development costs, net of accumulated amortization. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the following four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these future guaranteed payments to substantially recover the $1,657 of deferred development costs as of December 31, 2005. Should future actual or estimated sales of this receiver be materially lower than that currently estimated, a portion of the deferred development costs would be charged to results of operations.

NOTE 8    BANK ADVANCES

At December 31, 2005, lines of credit were available with certain Canadian financial institutions. The lines of credit are payable on demand and are secured by $4,158 of cash and short-term investments held as compensating balances. The credit line advances bear interest at the financial institutions’ prime rate (December 31, 2005 — 5.0%) on Canadian dollar advances.

In aggregate, the Company can borrow up to $1,650 for day-to-day operating requirements and $3,350 to support the margin requirements related to the purchase of up to between U.S. $ $14,000 and $15,000 of forward foreign exchange contracts (depending on the maturity date of the contracts). At December 31, 2005, portions of the lines of credit were utilized to support approximately U.S. $ 8,500 of foreign exchange contracts ($7,500 at December 31, 2004) leaving $1,650 available for day-to-day operating requirements and the margin capacity available to enter into approximately U.S. $5,500 to $6,500 in forward foreign exchange contracts (depending on the maturity date of the contracts).

NOTE 9    COMMITMENTS, CONTINGENCIES AND GUARANTEES

a)	At December 31, 2005, purchase commitments were outstanding for approximately $11.5 million pertaining primarily to the acquisition of inventory, supplies and services in the normal course of business.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

b)	The Company’s facilities and certain equipment are leased for various periods up to 2016. Payments under the leasing arrangements are estimated to be as follows:

Operating Leases
2006	$1,078
2007	1,267
2008	1,238
2009	1,316
2010	1,320
2011 and beyond	8,466
Total future minimum lease payments	$14,685

The Company’s rent expense associated with its facilities was $883 in 2005, $910 in 2004 and $859 in 2003.

As of December 31, 2005, the landlord of the Company’s Calgary facility was constructing an expansion of the facility at the request of and for the use of the Company. The construction is expected to be completed by mid 2006. As part of the arrangement with the landlord of the Calgary facility, the Company is responsible for approximately $1.4 million of construction and leasehold improvement costs to be incurred in 2006. The Company expects its lease obligations for its existing facility and the expansion in Calgary to be approximately $14 million over a ten year lease term, commencing with the completion of the construction expected in August 2006. These lease obligations have been included in the operating lease amounts disclosed above.

c)	As at December 31, 2005, intangible assets include unamortized costs of $77 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination. As this matter has not been resolved as of December 31, 2005, the Company has not provided for any impairment of these intangible assets. The Company does not expect this issue to materially affect the financial position, results of operations, or liquidity of the Company.

d)	The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position, results of operations, or liquidity of the Company.

e)	In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements.

NOTE 10    FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar and the Euro. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar and Euro denominated revenues. The contracts are not used for trading or speculative purposes. Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in operating income, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar and Euro revenues beyond 60 days are applied against the underlying revenue when these revenues are recognized.

At December 31, 2005, the Company had forward currency contracts to sell U.S. $ 8,000 between January 30, 2006 and August 31, 2006 at an average rate of $0.8322 per Canadian dollar. In addition, the Company had forward foreign currency contracts to sell 320 Euro on February 28, 2006 at a rate of 0.6677 Euro per Canadian dollar.

The carrying values of other financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, related party receivables and advances, related party notes receivable, accounts payable and accrued liabilities, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.

NOTE 11    SHAREHOLDERS’ EQUITY

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,365 common shares are outstanding as of December 31, 2005 (8,260 in 2004 and 7,984 in 2003).

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

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares at no less than the market value on the date of the grant. The options have vesting periods ranging from one to four years and expire between five and ten years from the date of the grant. At December 31, 2005, the Company had issued 584 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

A summary of the status of the Company’s stock option plans as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates is presented below:

	2005		2004		2003
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Options
Outstanding at beginning of year	574	U.S. $4.51	855	U.S. $4.42	974	U.S. $4.59
Granted	118	20.28	5	11.81	186	2.29
Exercised	(105)	5.73	(276)	4.41	(301)	3.69
Forfeited	(3)	8.67	(10)	2.28	(4)	3.85
Outstanding at end of year	584	U.S. $7.46	574	U.S. $4.51	855	U.S. $4.42
Options exercisable at end of year	330	U.S. $4.94	313	U.S. $6.24	449	U.S. $6.35

The following table summarizes information about the stock option plans as of December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
U.S. $32.50	6	4.6 years	U.S. $32.50	—	U.S. $32.50
$13.16 to $19.61	113	4.4	19.50	—	13.16
$7.50 to $11.25	160	1.6	7.87	158	7.85
$4.00 to $4.94	3	7.3	4.63	1	4.62
$2.25 to $3.44	260	6.5	2.37	129	2.44
$1.38 to $2.00	42	4.7	1.63	42	1.63
U.S. $1.38 to $32.50	584	4.6	U.S. $7.46	330	U.S. $4.94

The Company granted approximately 144 stock options to purchase common shares to employees on April 28, 2006. The options have an exercise price of U.S. $ 39.58, vest over four years and expire five years from the date of grant.

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder.

	Year Ended December 31,
Number of Common Shares	2005	2004	2003
Weighted average common shares outstanding (basic)	8,298	8,063	7,723
Dilutive effect of options	465	437	260
Weighted average common shares outstanding (diluted)	8,763	8,500	7,983

In the years ended December 31, 2005, 2004 and 2003, there were 6, nil, and 338 options, respectively, excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 12    MAJOR CUSTOMERS, EXPORT SALES AND SUPPLIERS

Certain major customers accounted for significant portions of the sales from continuing operations. The table below reflects customers whose purchases represented more than 10% of the Company’s total revenues in any of the periods indicated.

	Year Ended December 31,
Sales by Major Customer	2005	2004	2003
Customer A	$11,211	$8,631	$2,328
Customer B	6,736	4,157	1,744
Customer C	6,554	5,684	4,631
Customer D	4,102	8,150	1,946
Customer E	2,893	3,333	4,219
	$31,496	$29,955	$14,868
Percentage of total revenue	50%	56%	38%

Accounts receivable and related party receivables related to these major customers at December 31 were $4,683 in 2005 and $5,855 in 2004.

	Year Ended December 31
Sales by Geographic Market	2005		2004		2003
U.S.A.	$25,671	41%	$25,105	46%	$19,437	50%
Europe	17,924	28%	13,852	26%	7,793	20%
Asia/Australia	13,530	21%	10,331	19%	8,367	22%
Canada	4,462	7%	3,044	6%	2,753	7%
Other	1,708	3%	1,600	3%	334	1%
	$63,295	100%	$53,932	100%	$38,684	100%

Certain of the Company’s products incorporate components that are either procured from sole source suppliers or which are in short supply. In the opinion of management, the Company has taken measures to mitigate the risk associated with the availability of these components.

NOTE 13    SHARE OFFERING COSTS

In the year ended December 31, 2004, the Company incurred $754 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares. On May 26, 2004, the Company withdrew the offering and expensed the costs.

NOTE 14    OTHER EXPENSE

	Year Ended December 31,
	2005	2004	2003
Financing charge on sales by Point	$(71)	$(70)	$(83)
Miscellaneous	(1)	3	(54)
	$(72)	$(67)	$(137)

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 15    INCOME TAXES

The Company follows the liability method of accounting for income taxes. Temporary differences that give rise to future income tax assets and liabilities as of December 31 are as follows:

	2005	2004
Future income tax assets
Loss carryforwards	$1,730	$1,650
Scientific research deductions and credits	46,110	49,725
Reserves not currently deductible for tax	1,710	1,500
Capital assets	970	1,500
Capital losses	150	150
Deferred gain on sale of building	120	150
	50,790	54,675
Future income tax liabilities
Intangible assets	(400)	(275)
Deferred development costs	(560)	(800)
Deferred gain on hedging contracts	(50)	(50)
	(1,010)	(1,125)
Valuation allowance	(44,189)	(50,361)

	$5,591	$3,189

Future income tax asset — current portion	2,370	1,286
Future income tax asset — long term portion	3,221	1,903
	$5,591	$3,189

As at December 31, 2005, the Company’s net future income tax assets were $5,591, reflecting temporary differences between the financial reporting and tax treatment of certain current assets and liabilities and non-current assets and liabilities, in addition to the tax benefit of net operating and capital loss carryforwards and tax credit carryforwards.

In accordance with the CICA Handbook Section 3465, “Accounting for Income Taxes”, the Company reviews all available positive and negative evidence to evaluate the recoverability of the future income tax assets. This includes a review of such evidence as the carryforward periods of the significant tax assets, the Company’s history of generating taxable income in its material tax jurisdictions and the Company’s forecasted profitability in the foreseeable future. Based on this review the Company concluded that the valuation allowance as at December 31, 2005 was appropriate and determined that it was more likely than not that the recorded future income tax assets would be realized.

On April 11, 2006, the government of Alberta proposed changes to the provincial tax laws, including a reduction in the provincial corporate tax rate from 11.5% to 10%, effective April 1, 2006.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

The following table reconciles the differences between the income tax that would result solely by applying statutory rates and the income tax provided for in the statements of operations.

	Year Ended December 31,
	2005		2004		2003
Income from continuing operations before income taxes	$16,360		$14,031		$3,152
Statutory income tax expense	$5,500	33.6%	$4,752	33.9%	$1,169	37.1%
Adjusted for the effects of:
Change in valuation allowance on tax benefit	(6,172)		(5,339)		(2,377)
Change in tax rates on future tax benefit	—		1,604		1,005
Non deductible capital loss	—		—		162
Non deductible expenses and costs	258		166		34
Other	46		(17)		—
Large corporation tax	12		71		59
Total income tax expense (benefit)	$(356)	2.2%	$1,237	8.8%	$52	1.6%

a)	Canadian Income Taxes

At December 31, 2005, the Company has approximately $139 million of research and development costs deducted in the accounts, in excess of amounts claimed for Canadian federal income tax purposes and approximately $124 million of research and development costs deducted in the accounts, in excess of amounts claimed for provincial income tax purposes.

At December 31, 2005, the Company also has unutilized investment tax credits of approximately $2.9 million available to reduce future Canadian federal income taxes. These credits expire as follows:

2013	$500
2014	900
2015	700
2016	800
$2,900

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

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 16    RELATED PARTY TRANSACTIONS

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Year Ended December 31,
	2005	2004	2003
Product sales to Point, Inc.	$2,247	$2,178	$1,590
Services provided to Point, Inc.	153	137	133
Engineering and other services charged by Point, Inc.	611	265	87
Engineering services charged to Point, Inc.	913	309	—
Inventory purchases from CMC Electronics, Inc. and Point, Inc.	12	1,272	2,809
Inventory sold to CMC Electronics, Inc.	124	85	—
Contracted development costs charged by CMC Electronics, Inc.	—	218	523
Product sales and engineering services charged to CMC Electronics, Inc.	—	—	54
Other charges from CMC Electronics, Inc.	10	318	408
Royalties charged to CMC Electronics, Inc.	241	545	261
Royalties paid to CMC Electronics, Inc.	—	261	82
Share offering costs charged to CMC Electronics, Inc.	—	748	—
Share offering costs charged by CMC Electronics, Inc.	—	55	—
Consulting fees charged by Dave Vaughn, after resignation as CEO in February 2002	—	—	38

Significant related party receivables at December 31, 2005 consist of $1,331 from Point, Inc. ($1,318 at December 31, 2004). Related party payables at December 31, 2005 consist of amounts due to Point, Inc. of $15 ($55 at December 31, 2004).

The related party notes receivable of $1,552 at December 31, 2005 ($1,614 at December 31, 2004) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from NovAtel and Sokkia Co., Ltd. (Sokkia) of U.S. $5,330. The loans are secured by the assets of Point, Inc. and bore interest at 3% during 2005 (3% in 2004 and 2003). On February 3, 2006, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2006 (see Note 17).

During 2003, the Company and Sokkia advanced U.S. $500 in new loans to Point, Inc. with the Company’s share being U.S. $245.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this product line. The fair value of net assets acquired was as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

From January 2005 through August 2005, CMC Electronics sold its interest in NovAtel and does not maintain any representation on the Company’s board of directors and therefore is not considered to be a related party, effective May 11, 2005.

Notes to consolidated financial statements (continued)
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

The following is a summary of the Company’s 49% proportionate share of the financial position, operating results, and cash flows of Point, Inc.:

	Year ended December 31,
	2005	2004	2003
Financial Position
Current assets	$1,332	$1,603	$1,728
Non-current assets	118	104	100
Total assets	$1,450	$1,707	$1,828
Current liabilities	$2,729	$2,635	$2,818
Total liabilities	$2,729	$2,635	$2,818

Results of Operations
Revenues	$5,819	$5,932	$6,097
Gross profit	1,726	1,760	1,501
Expenses	2,094	1,781	1,535
Income (loss)	(368)	(21)	(34)

Cash Flows
Cash provided by (used in)
Operating activities	$100	$62	$32
Investing activities	(68)	(23)	(7)
Financing activities	(11)	9	142
Effect of exchange rate changes on financing activities	(51)	(118)	(351)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,552 ($1,614 at December 31, 2004). The loans are secured by the assets of Point, Inc., and bore interest at 3% during 2005 (3% in 2004 and 2003). On February 3, 2006, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2006.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired. If the existing loans to Point, Inc. of U.S. $ 5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, and/or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations related to Point, Inc., as of December 31, 2005, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $600, comprised primarily of working capital related items and the costs that would be incurred to cease operations. These financial statements do not reflect any adjustment that would be required if Point, Inc.’s operations were not considered a going concern.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

NOTE 18    DISCONTINUED OPERATIONS (MEZURE, INC.)

As of December 31, 2005, the Company owned a 70% equity interest in Mezure, Inc. (“Mezure”), a company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company treated Mezure as a discontinued operation.

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

The income (loss) from discontinued operations pertaining to Mezure for the years ended on December 31 is as set forth below:

	2005	2004	2003
Revenues	$—	$—	$34
Cost of sales	—	—	(1)
Research and development expenses	—	—	(27)
Selling and marketing expenses	—	—	(32)
General and administration expenses	—	21	(112)
Other income	—	—	119
Gain on liquidation of assets and liabilities	—	—	379
Income from discontinued operations	—	$21	$360

The consolidated balance sheets as of December 31, 2005 and December 31, 2004 include residual accounts payable and accrued liabilities related to discontinued operations of $15.

NOTE 19    ACQUISITION OF CMC ELECTRONICS’ OEM GPS PRODUCT LINE

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line. The purchase price was comprised of $150 at closing and $600 payable over time (of which $564 has been paid to December 31, 2005) as a royalty on the revenue generated by this business. The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497
Total investment	$647

The intangibles are comprised primarily of technology and an established market presence to which the Company has assigned values of $149 and $348, respectively. The Company estimates that these intangibles will have an expected useful life of 4 years and will be amortized using the straight-line method.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

At the time of the acquisition, CMC Electronics owned approximately 58% of the Company’s outstanding common shares and accordingly was a related party. The acquisition of the CMC Electronics’ GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company’s Board of Directors.

NOTE 20    ACQUISITION OF WAYPOINT CONSULTING INC.

On October 1, 2005 the Company acquired all of the shares of Waypoint Consulting Inc. (“Waypoint”) for approximately $3.5 million in cash, subject to post-closing adjustments to working capital. Of the total purchase price, $2.2 million was paid by December 31, 2005 and $1.2 million was held in escrow by Waypoint’s attorneys and will be paid in installments over three years, subject to certain conditions. Waypoint’s products include specialized real-time and post-processing GPS and GPS/inertial positioning and trajectory software. The results of the Waypoint acquisition have been included in the consolidated results of operations since October 1, 2005.

The fair value of net assets and liabilities acquired has been allocated on a preliminary basis as follows:

Accounts receivable	$384
Inventories	22
Prepaid expenses	22
Capital and intangible assets	46

Intangibles related to technology, brand names and customer relationships	1,818
Goodwill	1,494

Accounts payable	(82)
Deferred revenue	(173)
Net investment	$3,531

The intangibles are comprised primarily of technology, customer relationships and brand names to which the Company has assigned values of $1,260 and $358 and $200 respectively. The Company estimates that these intangibles have an average expected useful life of 8.5 years and will be amortized using the straight-line method. The Company does not expect the $1,494 of goodwill to be deductible for tax purposes.

The following unaudited pro forma information gives effect to the acquisition of Waypoint as if it had occurred on January 1, 2004.

	Year Ended December 31, 2005
	As presented	Waypoint Acquisition	Pro forma
Revenues	$63,295	$1,360	$64,655
Net income	$16,716	$203	$16,919

Net income per share (basic)	$2.01	$0.03	$2.04
Net income per share (diluted)	$1.91	$0.02	$1.93

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

	Year Ended December 31, 2004
	As presented	Waypoint Acquisition	Pro forma
Revenues	$53,932	$1,785	$55,717
Net income	$12,815	$376	$13,191

Net income per share (basic)	$1.59	$0.05	$1.64
Net income per share (diluted)	$1.51	$0.04	$1.55

NOTE 21    CONSOLIDATED STATEMENTS OF CASH FLOWS

The net changes in non-cash working capital related to operations include:

	Year Ended December 31,
	2005	2004	2003
(Increase) decrease in accounts receivable and related party receivables	$(694)	$(3,480)	$2,876
(Increase) in inventories	(223)	(409)	(71)
(Increase) decrease in prepaid expenses and deposits	(309)	89	(84)
Increase in accounts payable, accrued liabilities and related party payables	222	2,699	677
(Decrease) increase in deferred revenue	(176)	443	(192)
Increase in provision for future warranty costs	155	128	66
Net change in non-cash working capital	$(1,025)	$(530)	$3,272

NOTE 22    STOCK-BASED COMPENSATION

At December 31, 2005, the Company had issued 584 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 11).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus. For the year ended December 31, 2005 stock-based compensation expense of $587 ($326 in the year ended December 31, 2004) was recognized. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital. As of December 31, 2005, $363 was reclassified from contributed surplus to share capital, as a result of stock option exercises.

Prior to the Company’s adoption of the amended provisions of Section 3870 on January 1, 2004, the Company applied an intrinsic value based method to account for its stock-based compensation plans, and no compensation cost was recognized within the statement of operations for the year ended December 31, 2003. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro-forma net income and net income per share would have been as follows for the year ended December 31, 2003:

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

	Year Ended December 31, 2003
Net income from continuing operations	As reported	$3,100
	Pro forma	$2,637

Basic net income from continuing operations per share	As reported	$0.40
	Pro forma	$0.34

Diluted net income from continuing operations per share	As reported	$0.39
	Pro forma	$0.33

Net income	As reported	$3,460
	Pro forma	$2,997

Basic net income per share	As reported	$0.45
	Pro forma	$0.39

Diluted net income per share	As reported	$0.43
	Pro forma	$0.38

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2005, 2004 and 2003: dividend yield of 0%; expected lives of 3 to 10 years; a risk free interest rate of between 3.34% and 4.3% and expected volatility of between 84% to 98%.

The weighted average fair value of options granted was U.S. $9.61 in 2005, (U.S. $10.67 in 2004 and U.S. $2.06 in 2003.)

Phantom Share Plan

Effective January 1, 2004, the Company established a new Long Term Incentive Plan (LTI Plan), which authorized the grant of approximately 44 thousand phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan have a three-year cliff vesting and would vest on December 31, 2006, if certain performance objectives are achieved. Payments under the LTI plan are made in cash.

As of December 31, 2005, the Company estimated that the fair value of the granted and outstanding phantom shares was $1,441, based on a 20-day average price of the Company’s common shares.

For the year ended December 31, 2005, the Company recognized $347 in compensation expense related to phantom shares ($615 in the year ended December 31, 2004).

NOTE 23	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)	Deferred Development Costs (see Note 7)

In the year ended December 31, 2005, the Company deferred $nil of development costs ($218 in 2004 and $157 in 2003) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

In the year ended December 31, 2005, the Company amortized $538 of deferred development costs ($416 in 2004 and $196 in 2003) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure, Inc. share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

In addition, for Canadian GAAP purposes, in connection with the recognition of prior year’s investment tax credits, the Company reduced the deferred development costs by $164 in the year ended December 31, 2005. Under U.S. GAAP, this amount would have been accounted for as an expense when the originating expenditures were incurred.

b)	Stock-Based Compensation

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123. For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 23 (k)).

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

Under Canadian GAAP, the Company incurred stock-based compensation expense of $587 in the year ended December 31, 2005 ($326 in 2004). For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

c)	Derivatives and Hedging Activities

The Company has historically entered into forward foreign exchange contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard (“SFAS”) No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings. The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

Under U.S. GAAP, SFAS 133 would result in an increase in total assets of $192 as of December 31, 2005 ($179 as of December 31, 2004) related to the fair value of the Company’s foreign exchange contracts.

d)	Investment in Joint Ventures

The accounts of the Company’s 49.0% joint venture interest in Point, Inc. are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables (see Note 17).

In 2003, the Company recognized a gain of $379 related to the liquidation of the remaining assets and liabilities of Mezure (see Note 18). Under U.S. GAAP, this gain would have been $571, since $192 characterized as goodwill under Canadian GAAP would have expensed on acquisition in 2001 (see Note 23(a)).

e)	Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 19). The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

f)	Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Opening balance, beginning of period	$538	$410	$344
Additions to provision	382	312	220
Costs incurred	(227)	(184)	(154)
Ending balance, end of period	$693	$538	$410

g)	Investment Tax Credits

Under Canadian GAAP, the Company uses the cost reduction method to account for its investment tax credits. The investment tax credits relate to certain research and development expenses and are recognized when there is reasonable assurance that the Company will be able to realize the benefit of these credits. In the year ended December 31, 2005, the Company recognized $1,756 ($4,356 in 2004, $nil in 2003) of investment tax credits, of which $1,592 was recorded on the statement of operations as a benefit of investment tax credits on the statement of operations and $164 was recorded as a reduction of deferred development costs on the balance sheet.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

Under U.S. GAAP, the Company would use the flow through method to account for its investment tax credits and would record the recognition of the $1,756 of investment tax credits in 2005 as a reduction of the current income tax provision. Under U.S. GAAP, for the year ended December 31, 2004, the Company would record the recognition of the $4,356 of investment tax credits as a $2,258 reduction of the current income tax provision and as a $2,098 increase in future income tax benefit.

The net effect of these reconciling items would be an increase in net income from continuing operations of $164 in the year ended December 31, 2005 under U.S. GAAP.

h)	Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income. Currently, there is no similar concept in effect under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

i)	Summary of the Differences Between Canadian and U.S. GAAP

The effects of the above-noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Year Ended December 31,
	2005	2004	2003
Net income from continuing operations — Canadian GAAP	$16,716	$12,794	$3,100
Adjustments to U.S. GAAP
Deferred development costs (a)	—	(218)	(157)
Amortization of deferred development costs (a)	538	416	196
Reduction of deferred development costs related to recognition of investment tax credits (a)(g)	164	—	—
Stock-based compensation expense (b)	587	326	—
Amortization of intangibles acquired from CMC Electronics (e)	124	124	62

Net income from continuing operations — U.S. GAAP	18,129	13,442	3,201
Net income from discontinued operations — Canadian GAAP	—	21	360
Adjustment to U.S. GAAP Gain on liquidation of Mezure, Inc. (d)	—	—	192
Income from discontinued operations — U.S. GAAP	—	21	552
Net income — U.S. GAAP	18,129	13,463	3,753
Net unrealised gain (loss) on foreign exchange contracts (c)	192	179	—
Reclassification to income of gains and losses on cash flow hedges (c)	(179)	—	48
Comprehensive income	$18,142	$13,642	$3,801

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

	December 31,
	2005	2004
Total Assets
Canadian GAAP	$71,255	$52,946
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,657)	(2,359)
Fair value of financial instruments (c)	192	179
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(182)	(306)

U.S. GAAP	$69,608	$50,460

Total Shareholders’ Equity
Canadian GAAP	$58,117	$40,093
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,657)	(2,359)
Reduction of intangibles acquired from CMC Electronics to carrying value (e)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (e)	310	186

U.S. GAAP — before other comprehensive income	56,278	37,428

Accumulated other comprehensive income	192	179

U.S. GAAP — including accumulated other comprehensive income	$56,470	$37,607

j)	Net Income (Loss) per Share

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Year Ended December 31,
	Canadian GAAP			U.S. GAAP
	Net Income per Share — Basic			Net Income per Share — Basic
	2005	2004	2003	2005	2004	2003
Continuing operations	$2.01	$1.59	$0.40	$2.18	$1.67	$0.41
Discontinued operations	—	—	0.05	—	—	0.08
Net income per share	$2.01	$1.59	$0.45	$2.18	$1.67	$0.49

	Net Income per Share — Diluted			Net Income per Share — Diluted
	2005	2004	2003	2005	2004	2003
Continuing operations	$1.91	$1.51	$0.39	$2.07	$1.58	$0.40
Discontinued operations	—	—	0.04	—	—	0.07
Net income per share	$1.91	$1.51	$0.43	$2.07	$1.58	$0.47

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

k)	Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation. Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123 and SFAS 148. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At December 31, 2005, the Company had 584 options outstanding that had been issued to employees and directors (574 in 2004 and 855 in 2003) to purchase common shares under its stock-based compensation plans (see Note 11). As the Company would have applied APB Opinion 25 and related interpretations in accounting for its plans, no compensation expense would have been recognized within the statement of operations under U.S. GAAP in 2005, 2004 and 2003. Had compensation expense for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income from continuing operations and net income per share would have been as follows:

		Year Ended December 31
		2005		2004		2003
Net income from continuing operations — U.S. GAAP	As reported		$18,129		$13,442		$3,201
Less: Fair value of stock options			502		408		463
Net income from continuing operations — U.S. GAAP	Pro forma		$17,627		$13,034		$2,738

Net income from continuing operations — earnings per share (basic)	As reported Pro forma	$ $	2.18 2.12	$ $	1.67 1.62	$ $	0.41 0.35

Net income from continuing operations — earnings per share (diluted)	As reported Pro forma	$ $	2.07 2.01	$ $	1.58 1.53	$ $	0.40 0.34

Net income — U.S. GAAP	As reported		$18,129		$13,463		$3,753
Less: Fair value of stock options			502		408		463
Net income — U.S. GAAP	Pro forma		$17,627		$13,055		$3,290

Net income — earnings per share (basic)	As reported Pro forma	$ $	2.18 2.12	$ $	1.67 1.62	$ $	0.49 0.43

Net income — earnings per share (diluted)	As reported Pro forma	$ $	2.07 2.01	$ $	1.58 1.54	$ $	0.47 0.41

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2005, 2004 and 2003: dividend yield of 0%; expected lives of 3 to 10 years; a risk free interest rate of between 3.34% and 4.3%, and expected volatility of between 84% to 98%.

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

l)	Consolidated Statement of Cash Flows

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Year Ended December 31
	2005	2004	2003
Cash flow provided by operations — Canadian GAAP	$17,092	$12,504	$8,013
Adjustments to U.S. GAAP
Deferred development costs (a)	—	(218)	(157)
Royalty payment relating to CMC Electronics’ OEM GPS business (e)	(221)	(261)	(82)
Cash flow provided by operations — U.S. GAAP	$16,871	$12,025	$7,774

Cash flow provided by financing activities — Canadian GAAP	$778	$598	$1,308
Adjustments to U.S. GAAP	—	—	—
Cash flow provided by financing activities — U.S. GAAP	$778	$598	$1,308

Cash used in investing activities — Canadian GAAP	$(24,098)	$(6,598)	$(8,576)
Adjustments to U.S. GAAP
Deferred development costs (a)	—	218	157
Royalty payment relating to CMC Electronics’ OEM GPS business (e)	221	261	82
Cash used in investing activities — U.S. GAAP	$(23,877)	$(6,119)	$(8,337)

m)	Accounts Payable and Accrued Liabilities

The following balances comprise accounts payable and accrued liabilities:

	Year Ended December 31,
	2005	2004
Accounts payable and accrued trade liabilities	$5,229	$4,327
Accrued salaries, incentive plans and other employee-related obligations	3,686	4,031
Accrued dealer and agent commissions	458	271
Other	411	519
Total	$9,784	$9,148

n)	New Canadian and U.S. GAAP Accounting Pronouncements

Canadian Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with US GAAP and will require the following:

•	Financial assets will be classified as either held-to-maturity, held-for-trading or available-for-sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

will be recorded at fair value with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated balance sheet under shareholders’ equity called other comprehensive income (“OCI”); and

•	Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

The above guidance will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year. The impact of implementing these new standards is not yet determinable as it is highly dependent on fair values, outstanding positions and hedging strategies at the time of adoption.

In October 2005, the Emerging Issues Committee of the CICA (the “EIC”) issued Abstract No. 157, “Implicit Variable Interests Under AcG-15” (EIC-157), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006. The implementation of this EIC is not expected to have a material impact on the company’s consolidated financial statements.

In June 2005, the AcSB issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company is in the process of evaluating the impact of the recently issued standard, but does not expect that the new standard will have a material impact on its financial position or results of operations.

U.S. Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees. SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award in the requisite service period (which is usually the vesting period). The standard

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

The Company is required to apply SFAS No. 123(R) beginning with its fiscal year beginning January 1, 2006. SFAS 123(R) allows for either the “modified prospective method” or the “modified retrospective method” of recognizing compensation expense. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts the Company previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, the Company is permitted to use either a straight line or an accelerated method to amortize the costs as an expense for awards with graded vesting.

The Company currently intends to adopt SFAS No. 123(R) using the modified prospective method. The Company expects that the adoption of SFAS No. 123(R) will result in an increase to operating expenses under U.S. GAAP in 2006 of approximately $565.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which nullified 2004 guidance issued by the EITF on determining whether an impairment is other-than-temporary, and effectively reverted back to previous guidance in this area. The FSP generally encompasses guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. This FSP is effective for the first quarter of 2006 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2004, the FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities

Notes to consolidated financial statements (continued)
(in thousands of Canadian dollars, except per share data and unless otherwise stated)

when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard will be effective for fiscal years beginning after December 15, 2006, and interim periods in those fiscal years, except that the disclosure requirements will be effective for fiscal years ending after December 15, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which requires that changes in accounting principle be retrospectively applied as of the beginning of the first period presented as if that principle had always been used, with the cumulative effect reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments recorded to opening retained earnings. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

In June 2005, the FASB published an Exposure Draft containing proposals to change the accounting for business combinations. The proposed standards would replace the existing requirements of the FASB’s Statement No. 141, Business Combinations. The proposals would result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. Additionally, the proposals would result in payments to third parties for consulting, legal, audit, and similar services associated with an acquisition being recognized generally as expenses when incurred rather than capitalized as part of the business combination. The FASB also published an Exposure Draft that proposes, among other changes, that noncontrolling interests be classified as equity within the consolidated financials statements. The FASB’s proposed standard would replace Accounting Research Bulletin No. 51, Consolidated Financial Statements.

On July 14, 2005, the FASB published an exposure draft entitled Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109. The proposed interpretation is intended to reduce the significant diversity in practice associated with recognition and measurement of income taxes by establishing consistent criteria for evaluating uncertain tax positions. The proposed interpretation would be effective for the first fiscal year beginning after December 15, 2006. Earlier application would be encouraged. Only tax positions meeting the probable recognition threshold at that date would be recognized. The transition adjustment resulting from application of this interpretation would be recorded as a cumulative-effect change in the income statement as of the end of the period of adoption. Restatement of prior periods or pro forma disclosures under APB Opinion No. 20, Accounting Changes, would not be permitted. Management is in the process of reviewing the requirements of this recent exposure draft.

On September 30, 2005, the FASB issued an Exposure Draft that would amend FASB Statement 128, Earnings per Share, to clarify guidance for mandatorily convertible instruments, the treasury stock method, contracts that may be settled in cash or shares and contingently issuable shares. The proposed Statement would be effective for interim and annual periods ending after June 15, 2006. Retrospective application would be required for all changes to Statement 128, except that retrospective application would be prohibited for contracts that were either settled in cash prior to adoption or modified prior to adoption to require cash settlement. Management is in the process of reviewing the requirements of this recent exposure draft.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of NovAtel Inc.,

We have audited the consolidated financial statements of NovAtel Inc. as at December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, and have issued our reports thereon dated February 9, 2006 (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences referring to changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the Company’s financial statements); such financial statements and reports are included in the 2005 Annual Report on Form 20-F. Our audits also included the financial statement schedule of NovAtel Inc. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

(signed) “Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006

SCHEDULE II
Valuation and Qualifying Accounts
(in thousands, Canadian dollars)

2003	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,077	430	(429)	$1,078
Provision for future warranty costs	$344	220	(154)	$410

2004	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,078	215	(86)	$1,207
Provision for future warranty costs	$410	312	(184)	$538

2005	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts and provision for sales returns	$1,207	29	(156)	$1,080
Provision for future warranty costs	$538	382	(227)	$693