Form 20-F/A
period 2005-12-31
NOVATEL INC
filed 2006-05-25
CIK 1027539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes   ☐                      No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely to include the conformed signature pages to the Form 20-F and Exhibits 31.1, 31.2, 32.1 and 32.2, which were inadvertently omitted from the original filing, and an updated Exhibit 23.1.

***

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVATEL INC.

By:	/s/ Jonathan W. Ladd Jonathan W. Ladd President and Chief Executive Officer

Date: May 24, 2006

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

/s/ Jonathan W. Ladd Jonathan W. Ladd President and Chief Executive Officer	/s/ Werner Gartner Werner Gartner Executive Vice President and Chief Financial Officer

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